Filed Pursuant to Rule 424(b)(4)
Registration No. 333-155413

Dear Common Shareholder:

You are cordially invited to attend a special meeting of common shareholders of Sovereign Bancorp, Inc., which will be held on January 28, 2009 at 10:00 a.m. (New York City time) at Steiner Studios, 15 Washington Avenue, Brooklyn Navy Yard, Brooklyn, NY, 11205.

At the special meeting, you will be asked to approve and adopt a transaction agreement that Sovereign has entered into with Banco Santander, S.A., or Santander. In the transaction, Sovereign will be acquired by Santander. If the transaction agreement is adopted and the transaction becomes effective, each outstanding share of Sovereign common stock you own will be exchanged into the right to receive 0.3206 Santander American Depositary Shares, or Santander ADSs, unless you elect instead to receive Santander ordinary shares in exchange for your Sovereign common stock (which would be exchanged at the same ratio as Santander ADSs). Santander has the right to decide in its discretion to invalidate elections to receive Santander ordinary shares instead of Santander ADSs in which case only Santander ADSs will be delivered to Sovereign shareholders in the transaction. Santander and Sovereign estimate that Santander will issue up to approximately 177,407,715 Santander ordinary shares in connection with the transaction based on the number of outstanding shares of Sovereign common stock as of December 18, 2008 and based on other potential obligations of Sovereign to issue shares of common stock prior to the consummation of the transaction.

The market prices of Santander American Depositary Shares, Santander ordinary shares and Sovereign common stock will fluctuate before the consummation of the transaction. You should obtain current stock price quotations for these shares. Santander American Depositary Shares trade on the New York Stock Exchange under the symbol “STD.” Santander ordinary shares trade on the Automated Quotation System of the Spanish Stock Exchanges under the symbol “SAN.” Sovereign common stock trades on the New York Stock Exchange under the symbol “SOV.” There will be no adjustment to the exchange ratio for the share consideration in the transaction for changes in the market price of Santander ordinary shares, Santander American Depositary Shares, or Sovereign common stock. On December 18, 2008, the last practicable date prior to the date of this document, the closing price per Santander ordinary share and the closing price per Santander American Depositary Share were €6.73 ($9.63 at the then-prevailing exchange rate) and $9.32, respectively.

After careful consideration, and upon the recommendation of a special committee of the Sovereign board of directors, which committee is composed solely of directors unaffiliated with Santander, the Sovereign board of directors, excluding all directors affiliated with Santander, has unanimously determined that the transaction agreement and the transaction are advisable and in the best interests of Sovereign, its shareholders and its other constituencies and recommends that you vote “FOR” the approval and adoption of the transaction agreement.

The accompanying document provides a detailed description of the proposed transaction and the consideration that you will be entitled to receive if the transaction is consummated. I urge you to read these materials carefully. Please pay particular attention to the “Risk Factors” beginning on page 29 for a discussion of risks related to the transaction.

Your vote is very important. Whether or not you are personally able to attend the special meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed envelope as soon as possible. This action will not limit your right to vote in person if you wish to attend the special meeting and vote personally.

Holders of Series C preferred stock of Sovereign are also receiving the accompanying document, although such holders are not entitled to vote on the transaction. Such holders may exercise dissenters’ rights under Pennsylvania law as described in the accompanying document.

Sincerely,

P. Michael Ehlerman
Chairman of the Board

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Santander ordinary shares or Santander American Depositary Shares to be issued in the transaction or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense. This document does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where such an offer or solicitation would be illegal.

This document is dated December 19, 2008 and is first being mailed to Sovereign shareholders on or about December 22, 2008.

ADDITIONAL INFORMATION

This document incorporates by reference important business and financial information about Santander and Sovereign from documents filed with the U.S. Securities and Exchange Commission, which is referred to as the SEC, that are not included in or delivered with this document. For a more detailed description of the documents incorporated by reference into this document and how you may obtain them, see “Where You Can Find More Information” beginning on page 122.

Documents incorporated by reference are available to you without charge upon your written or oral request, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain any of these documents from the SEC’s website at www.sec.gov or by requesting them in writing or by telephone from the appropriate company.

Banco Santander, S.A. New York Branch 45 East 53rd Street New York, New York 10022 Attention: Investor Relations Telephone: (212) 350-3681 www.santander.com	Sovereign Bancorp, Inc. 1130 Berkshire Boulevard Wyomissing, Pennsylvania 19610 Attn: Investor Relations Telephone: 1-800-628-2673
or
Banco Santander, S.A.
Ciudad Grupo Santander Avenida de Cantabria, s/n Edificio Pereda, 1a planta 28660 Boadilla del Monte Madrid, Spain Telephone: +34 91 259 6514

Santander and Sovereign are not incorporating the contents of the websites of the SEC or any other person into this document. Santander and Sovereign are providing only the information about how you can obtain certain documents that are incorporated by reference into this document at these websites for your convenience.

In order for you to receive timely delivery of the documents in advance of the Sovereign special meeting, Santander or Sovereign, as applicable, should receive your request no later than January 12, 2009.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form F-4 filed with the SEC by Santander (File No. 333-155413), constitutes a prospectus of Santander under Section 5 of the U.S. Securities Act of 1933, as amended, which is referred to as the Securities Act, with respect to the Santander ordinary shares underlying the Santander American Depositary Shares to be issued to Sovereign shareholders or other Santander ordinary shares that may be issued to Sovereign shareholders upon such shareholder’s election. Santander has the right to decide in its discretion to invalidate elections to receive Santander ordinary shares instead of Santander ADSs in which case only Santander ADSs will be delivered to Sovereign shareholders in the transaction. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act, with respect to the special meeting of Sovereign shareholders, at which Sovereign shareholders will be asked to consider and vote upon a proposal to approve and adopt the transaction agreement.

CURRENCIES

In this prospectus, unless otherwise specified or the context otherwise requires:

•	‘‘$” and “U.S. dollar” each refer to the United States dollar; and

•	‘‘€” and “euro” each refer to the euro, the single currency established for members of the European Economic and Monetary Union since January 1, 1999;

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON

To the Shareholders of Sovereign Bancorp, Inc.:

We will hold a special meeting of Sovereign shareholders on January 28, 2009 at 10:00 a.m. (New York City time) at Steiner Studios, 15 Washington Avenue, Brooklyn Navy Yard, Brooklyn, NY, 11205 for the following purposes:

1. To consider and vote upon a proposal to approve and adopt the transaction agreement, dated as of October 13, 2008, between Sovereign Bancorp, Inc. and Banco Santander, S.A., as it may be amended from time to time, pursuant to which Sovereign will (i) merge with and into a wholly owned subsidiary of Sovereign organized under the laws of the Commonwealth of Virginia and (ii) immediately thereafter, pursuant to a share exchange under Virginia law, become a wholly owned subsidiary of Santander as a result of the transactions described in the accompanying document. The vote to approve the transaction agreement will include approval of the reincorporation merger of Sovereign Bancorp, Inc. into Sovereign Merger Corporation, a Virginia corporation and a wholly-owned subsidiary of Sovereign, pursuant to those provisions of the transaction agreement that constitute the plan of merger with respect to the reincorporation merger.

2. To vote upon an adjournment of the Sovereign special meeting, if necessary, to solicit additional proxies; and

3. To transact such other business as may properly be brought before the Sovereign special meeting and any adjournments of the Sovereign special meeting.

Only holders of record of Sovereign common stock at the close of business on December 19, 2008, are entitled to vote at the Sovereign special meeting or any adjournments thereof. To ensure your representation at the Sovereign special meeting, please complete and promptly mail your proxy card in the return envelope enclosed, or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card. This will not prevent you from voting in person, but will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time before it is voted. Please review the proxy statement/prospectus accompanying this notice for more complete information regarding the transaction and the Sovereign special meeting.

The board of directors of Sovereign unanimously recommends that Sovereign shareholders vote “FOR” the proposal to approve and adopt the transaction agreement.

This notice is also being provided to holders of record of Sovereign Series C preferred stock, who are not entitled to attend or to vote at the meeting.

By Order of the Board of Directors,

Gertrude M. Hackney
Corporate Secretary

December 19, 2008

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

The following are some questions that you may have regarding the proposed transaction and the other matters being considered at the Sovereign special meeting and brief answers to those questions. Sovereign and Santander urge you to read carefully the remainder of this document because the information in this section does not provide all the information that might be important to you with respect to the proposed transaction and the other matters being considered at the Sovereign special meeting. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this document. Unless stated otherwise, all references in this document to Santander are to Banco Santander, S.A., a company (sociedad anónima) organized under the laws of the Kingdom of Spain, and its consolidated subsidiaries; all references to Sovereign are to Sovereign Bancorp, Inc., a Pennsylvania corporation and its consolidated subsidiaries; all references to Sovereign Virginia are to Sovereign Merger Corporation, a Virginia corporation and a wholly owned subsidiary of Sovereign; all references to the combined company are to Santander, with Sovereign as a wholly owned subsidiary following completion of the transaction; and all references to the transaction agreement are to the Transaction Agreement, dated as of October 13, 2008, by and between Santander and Sovereign, a copy of which is attached as Annex A to this document.

Q:	What matters will be considered at the special meeting?

A:	At the Sovereign special meeting, Sovereign common shareholders will be asked to vote in favor of approving and adopting the transaction agreement.

Q:	What is the required vote to approve and adopt the transaction agreement?

A:	Approval of the transaction agreement requires the affirmative vote of the holders of a majority of the votes cast at the special meeting.

Q:	What constitutes a quorum? What do I need to do now in order to vote?

A:	In accordance with Sovereign’s amended bylaws, shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast must be present in person or by proxy in order to hold the special meeting and conduct business. This is called a quorum. Shares of Sovereign common stock are counted as present at the special meeting if the holder of such shares (i) is present and votes in person at the special meeting or (ii) has properly submitted a proxy card by mail, telephone or Internet. Abstentions and broker “non-votes” will be counted as present for purposes of determining a quorum.

If you are a common shareholder of record as of the record date, you can give a proxy to be voted at the special meeting in any of the following ways:

• over the telephone or electronically, using the Internet, by following the instructions on the proxy card; or

• by completing, signing and mailing the proxy card.

The telephone and Internet voting procedures have been set up for your convenience. We encourage you to save corporate expense by submitting your vote by telephone or on the Internet. The procedures have been designed to authenticate your identity, to allow you to give voting instructions, and to confirm that those instructions have been recorded properly. If you are a common shareholder of record and you would like to submit your proxy by telephone or on the Internet, please refer to the specific instructions provided on the proxy card. If you wish to submit your proxy by mail, please return your signed proxy card to us before the special meeting.

Q:	How do I vote my shares if my shares are held in “street name”?

A:	You should contact your broker, bank or other nominee. Your broker, bank or other nominee can give you directions on how to instruct the broker, bank or other nominee to vote your shares. Your broker, bank or other nominee will not vote your shares unless the broker, bank or other nominee receives appropriate instructions from you. You should therefore provide your broker, bank or other nominee with instructions as to how to vote your shares.

i

Q:	If shares of Sovereign common stock are allocated to my account(s) under the Sovereign Bancorp, Inc. Retirement Plan, or the Retirement Plan, will I be allowed to vote the shares in connection with the transaction?

A:	Yes, you may vote the number of shares allocated to your account(s) under the Retirement Plan on the record date. You may vote by giving instructions to the plan trustee in accordance with the instructions accompanying the materials that the trustee will mail separately to plan participants. The trustee will vote your shares in accordance with your duly executed instructions if you meet the deadline for submitting your voting instructions to the trustee. This deadline may be earlier than the deadline generally applicable to Sovereign shareholders. If you do not properly or timely submit your directions to vote the shares allocated to your account(s) under the Retirement Plan, the trustee will vote your shares in the same proportion as the shares for which voting instructions have been properly and timely submitted by other plan participants.

Q:	Will employees be able to continue to purchase shares under the Employee Stock Purchase Plan, or ESPP?

A:	No, effective as of October 13, 2008, all purchases under the ESPP have ceased.

Q:	When and where is the Sovereign special meeting?

A:	The Sovereign special meeting will take place on January 28, 2009 at 10:00 a.m. (New York City time) at Steiner Studios, 15 Washington Avenue, Brooklyn Navy Yard, Brooklyn, NY, 11205.

Q:	How can I attend the special meeting?

A:	Only shareholders who own Sovereign common stock as of the close of business on December 19, 2008, will be entitled to attend the special meeting. An admission ticket (or other proof of stock ownership) and some form of government-issued photo identification (such as a valid driver’s license or passport) will serve as verification of your ownership.

If your shares of common stock are registered in your name and you received your proxy materials by mail, an admission ticket is attached to your proxy card.

If your shares of common stock are held in a bank or brokerage account, contact your bank or broker to obtain a written legal proxy in order to vote your shares at the special meeting. If you do not obtain a legal proxy from your bank or broker, you will not be entitled to vote your shares, but you can still attend the special meeting if you bring a recent bank or brokerage statement showing that you owned shares of common stock on December 19, 2008.

Q:	Can I vote my shares in person at the special meeting?

A:	If you are a common shareholder of record, you may vote your shares in person at the special meeting by completing a ballot at the special meeting. Even if you currently plan to attend the special meeting, we recommend that you also submit your proxy as described above so that your vote will be counted if you later decide not to, or are unable to, attend the special meeting.

If you are a street name holder, you may vote your shares in person at the special meeting only if you obtain a signed letter or other proxy from your broker, bank, or other nominee giving you the right to vote the shares at the special meeting.

If you are a participant in the Retirement Plan, you may submit a proxy vote as described above, but you may not vote your Retirement Plan shares in person at the special meeting.

Q:	How are votes counted?

A:	Assuming the presence of a quorum, the failure to submit a proxy card or the failure to vote in person at the special meeting, abstentions from voting, and broker “non-votes” will not have an effect on the proposal to approve and adopt the transaction agreement.

The rules of the New York Stock Exchange, or NYSE, allow banks, brokers or other nominees to vote shares held by them on behalf of their “street name” customers on matters the NYSE determines to be “routine” (such as the uncontested election of directors), even though the broker, bank or other nominee has not received instructions from its customer. A broker “non-vote” occurs when a broker, bank or other nominee does not vote the shares because it has not received voting instructions from its customer and it does not have discretion to vote shares of street name holders because the matter is not considered “routine” under the NYSE rules. The proposal with respect to approving and adopting the transaction agreement is not a “routine” matter, and therefore, a broker, bank or other nominee may not vote the shares of a street name holder in favor of such proposal if the broker, bank or other nominee does not receive instructions from such street name holder.

Q:	What if I do not specify how I want my shares voted?

A:	If you submit a signed proxy card or submit your proxy by telephone or on the Internet and do not specify how you want to vote your shares, Sovereign will vote your shares “FOR” the proposal to approve and adopt the transaction agreement.

Q:	Will my vote be kept confidential?

A:	Yes. Sovereign has procedures to ensure that, regardless of whether shareholders vote by mail, telephone, on the Internet or in person, all proxies, ballots and voting tabulations that identify shareholders are kept permanently confidential, except as disclosure may be required by federal or state law or as expressly permitted by a shareholder. Sovereign also has the voting tabulations performed by IVS Associates, Inc., an independent third party.

Q:	Are there risks associated with the transaction that I should consider in deciding how to vote?

A:	Yes. There are a number of risks related to the transaction, Santander and Sovereign that are discussed in this document and in other documents incorporated by reference in this document. Please read with particular care the detailed description of the risks associated with the transaction on pages 29 through 35 and in the Santander and Sovereign SEC filings referred to on pages 122.

Q:	When do you currently expect to complete the transaction?

A:	In the first quarter of 2009. However, Santander and Sovereign cannot assure you when or if the transaction will occur. Santander and Sovereign must first obtain the required approvals of Sovereign shareholders and Santander shareholders and the necessary regulatory approvals.

Q:	What type of consideration can I receive in the transaction?

A:	As a part of the transaction, each share of Sovereign common stock will be converted into the right to receive 0.3206 Santander American Depositary Shares, referred to as “Santander ADSs.” The share consideration will be issued in the form of Santander ADSs, except for those shares of Sovereign common stock in respect of which a Sovereign shareholder elects to receive Santander ordinary shares (which would be exchanged at the same ratio as Santander ADSs). Santander has the right to decide in its discretion to invalidate elections to receive Santander ordinary shares instead of Santander ADSs in which case only Santander ADSs will be delivered to Sovereign common shareholders in the transaction. Each outstanding share of Sovereign Series C preferred stock, other than shares for which dissenters’ rights are perfected, will be converted into an identical share of Series C preferred stock of Sovereign, reincorporated as a Virginia corporation.

Q:	Should I send in my Sovereign common stock certificates with my proxy card?

A:	No. Please DO NOT send your Sovereign common stock certificates with your proxy card. You will be provided at a later date a form of election and instructions regarding surrender of your Sovereign common stock certificates.

Q:	What if I want to change my vote after I have delivered my proxy card?

A:	You may revoke your proxy and change your vote at any time before your proxy is voted at the special meeting. If you are a shareholder of record, you may revoke your proxy and change your vote by submitting a later-dated proxy by telephone, Internet or mail, or by voting in person at the special meeting. To request an additional proxy card, or if you have any questions about the meeting or how to vote or revoke your proxy, you should contact MacKenzie Partners, Inc. at 1-800-322-2885.

If you hold your shares in street name, contact your broker or other nominee regarding how to instruct your broker or other nominee to revoke your proxy and change your vote and any deadlines for the receipt of these instructions.

If you are a participant in the Retirement Plan, you may revoke your proxy and change your vote as described above, but only until 5:00 p.m. on January 22, 2009.

Q:	How is Santander going to vote its shares of common stock at the special meeting?

A:	As of the record date, Santander owned 165,919,150 shares, or 24.99%, of Sovereign’s common stock. Under the terms of the transaction agreement, Santander will vote all of these shares “FOR” the proposal to approve and adopt the transaction agreement.

Q:	How is Relational going to vote its shares at the special meeting?

A:	Relational Investors, LLC and its affiliates, or Relational, own and are entitled to vote 52,811,143 shares, or 7.95%, of Sovereign’s common stock as of the record date. Under the terms of the voting agreement between Santander and Relational, dated as of October 13, 2008, Relational and its affiliates will vote all of those shares “FOR” the proposal to approve and adopt the transaction agreement. The non-Santander directors who collectively are entitled to vote 54,038,119 shares or 8.14% of Sovereign’s common stock as of the record date also are required to vote “FOR” the proposal.

Q:	Who pays for the cost of proxy preparation and solicitation?

A:	Sovereign will pay for the cost of proxy preparation and solicitation, including the reasonable charges and expenses of brokers, banks or other nominees for forwarding proxy materials to street name holders.

Sovereign has retained MacKenzie Partners, Inc. to assist Sovereign with soliciting shareholder proxies, and MacKenzie Partners, Inc. will receive customary fees plus reimbursement of expenses. In addition, Sovereign may solicit proxies by Internet and mail. Moreover, each of Sovereign’s and Santander’s directors, officers and regular employees may solicit proxies by telephone, facsimile or personally. These individuals will receive no additional compensation for their services other than their regular salaries or fees, if any.

Q:	Whom can I call with questions about the shareholder meeting or the transaction?

A:	If you have questions about the transaction or the special meeting of shareholders, need additional copies of this document, have questions about the process for voting or need a replacement proxy card, you should contact:

MacKenzie Partners, Inc.
1-800-322-2885

Q:	Where can I find more information about the companies?

A:	You can find more information about Santander and Sovereign from the various sources described under “Where You Can Find More Information” beginning on page 122.

SUMMARY

The following summary highlights material information from this document. It does not contain all of the information that may be important to you. You are urged to read carefully this entire document and other documents which are referred to in this document in order to fully understand the transaction. See “Where You Can Find More Information” on page 122. Most items in this summary include a page reference directing you to a more complete description of those items. The basis of presentation of financial information of Banco Santander in this document is under EU-IFRS as required to be applied under Bank of Spain’s Circular 4/2004, while the basis of presentation of Sovereign is under US GAAP.

The Companies (see page 90)

Banco Santander, S.A.
Avenida de Cantabria, s/n
28660 Boadilla del Monte
Madrid, Spain
+34-91-259-6520

Banco Santander, S.A. and its consolidated subsidiaries are a group of banking and financial companies that operate through a network of offices and subsidiaries across Spain and other European (including the United Kingdom, Austria, the Czech Republic, Germany, Hungary, Italy, Portugal and Norway) and Latin American countries. As at September 30, 2008, it was the largest banking group in the euro zone by market capitalization, with a stock market capitalization of €65.67 billion, stockholders’ equity of €53.80 billion and total assets of €953.03 billion. It had an additional €126.69 billion in mutual funds, pension funds and other assets under management (excluding assets under management related to insurance savings products) at that date. For the nine months ended September 30, 2008, it reported net attributable income of €6.94 billion. At that date, it employed approximately 133,000 people and had approximately 11,680 branches and some 80 million customers worldwide. Santander ADSs trade on the New York Stock Exchange under the symbol “STD.” Santander ordinary shares are listed on the Spanish Stock Exchanges in Madrid, Bilbao, Barcelona and Valencia, referred to as the “Spanish Stock Exchanges,” and quoted on the Automated Quotation System of the Spanish Stock Exchanges, referred to as the “Automated Quotation System,” under the symbol “SAN.”

Santander’s principal operations are in Spain, the United Kingdom, Portugal, Germany, Italy and Latin America. It also has significant operations in New York as well as financial investments in Sovereign and Attijariwafa Bank Société Anonyme (formerly, Banque Commerciale du Maroc). In Latin America, it has majority shareholdings in banks in Argentina, Brazil, Chile, Colombia, Mexico, Puerto Rico, Uruguay and Venezuela.

Sovereign Bancorp, Inc.
1500 Market Street
Philadelphia, Pennsylvania 19102
(267) 256-8601

Sovereign is a $77 billion financial institution as of September 30, 2008, with community banking offices, operations and team members located principally in Pennsylvania, Massachusetts, New Jersey, Connecticut, New Hampshire, New York, Rhode Island and Maryland. Sovereign gathers substantially all of its deposits in these market areas. Sovereign uses these deposits, as well as other financing sources, to fund its loan and investment portfolios. Sovereign earns interest income on its loans and investments. In addition, it generates non-interest income from a number of sources including deposit and loan services, sales of loans and investment securities, capital markets products and bank-owned life insurance. Its principal non-interest expenses include employee compensation and benefits, occupancy and facility-related costs, technology and other administrative expenses. Its volumes, and accordingly its financial results, are affected by the economic environment, including interest rates, consumer and business confidence and spending, as well as the competitive conditions within its geographic footprint. Shares of Sovereign’s common stock are traded on the New York Stock Exchange under the symbol “SOV.”

Santander Ordinary Shares and Santander American Depositary Shares (see pages 106 and 112)

As a Spanish company Santander issues ordinary shares that entitle holders thereof to substantially the same rights to which a holder of common stock of a U.S. company would be entitled, including without limitation, voting rights and dividend rights. Santander ordinary shares are listed in euros on the Spanish Stock Exchanges and quoted on the Automated Quotation System under the symbol “SAN.” To allow investors in the United States to more easily invest in, hold and trade interests in its ordinary shares, Santander, like many non-U.S. companies, has established an American depositary share facility. Pursuant to this facility ordinary shares are deposited with a U.S. depositary bank and the depositary bank issues American Depositary Receipts or ADRs to investors representing interests in the shares, which are called American Depositary Shares, or ADSs, deposited with it. Santander ADSs are securities that trade in dollars on the New York Stock Exchange under the symbol “STD”. Each Santander ADS represents one Santander ordinary share. Since the Santander ADSs represent an interest in Santander ordinary shares, Santander ADSs carry the same rights as the Santander ordinary shares; however, the Santander ADSs also are subject to the terms of the contract between Santander and the depositary bank. See “Description of Santander Ordinary Shares” and “Description of Santander American Depositary Shares.”

You Will Receive Santander ADSs in the Transaction . You May Elect to Receive Santander Shares (see page 71)

The terms and conditions of Santander’s acquisition of Sovereign, which we refer to as “the transaction,” are contained in the transaction agreement, which is attached as Annex A to this document. Please carefully read the transaction agreement, as it is the legal document that governs the transaction.

In the transaction, (i) Sovereign will initially be merged with and into Sovereign Virginia, which we refer to as the “reincorporation merger,” with each outstanding share of Sovereign common stock being converted into one share of Sovereign Virginia common stock and (ii) immediately thereafter, Santander and Sovereign Virginia will effect a “share exchange” under Virginia corporate law, where Santander shall automatically become the holder and owner of 100% of the outstanding shares of Sovereign Virginia common stock and each share of Sovereign Virginia common stock shall be exchanged for the right to receive 0.3206 Santander ADSs. We refer to this second event as the “share exchange.” As a result of the foregoing steps, Sovereign Virginia will become a wholly owned subsidiary of Santander.

As a result of these two parts of the transaction, you will receive consideration for each of your shares of Sovereign common stock in the form of Santander ADSs unless you elect instead to receive Santander ordinary shares in exchange for your Sovereign common stock (which would be exchanged at the same ratio as Santander ADSs). In this document, Santander ADSs and Santander ordinary shares are referred to as “Santander shares.” Santander has the right to decide in its discretion to invalidate elections to receive Santander ordinary shares instead of Santander ADSs in which case only Santander ADSs will be delivered to Sovereign shareholders in the transaction.

On December 18, 2008, the latest practicable date prior to the date of this document, the closing price per Santander ordinary share and the closing price per Santander ADS were €6.73 ($9.63 at the then-prevailing exchange rate) and $9.32, respectively. You are urged to obtain a current market quotation for the Santander ADSs and Santander ordinary shares.

In the transaction, holders of shares of Series C preferred stock of Sovereign will have the right to receive an equal number of identical shares of Series C preferred stock of Sovereign Virginia.

The Implied Value of the Consideration Will Depend on the Market Price of Santander Ordinary Shares (Converted into U.S. dollars) or Santander ADSs on the Date the Share Exchange is Effective (see page 26)

The U.S. dollar value of Santander ADSs being delivered as consideration in the transaction will depend on the price of Santander ordinary shares and the euro/U.S. dollar exchange rate or the price of Santander ADSs on the date the share exchange is effective.

Based on the closing price of Santander ordinary shares on the Spanish Stock Exchanges as reported by the Automated Quotation System and the then-prevailing euro/U.S. dollar exchange rate:

•	on October 10, 2008, the last full trading day prior to the announcement of the transaction, the implied value per share of Sovereign common stock of the share consideration was $3.92 (or, using the exchange ratio before it was adjusted to take into account the Santander rights offering, $3.57);

•	on October 13, 2008, the day of the announcement of the transaction, the implied value per share of Sovereign common stock of the share consideration was $4.04; and

•	on December 18, 2008, the latest practicable date prior to the date of this document, the implied value per share of Sovereign common stock of the share consideration was $3.09.

Based on the closing market price of Santander ADSs on the New York Stock Exchange:

•	on October 10, 2008, the implied value per share of Sovereign common stock of the share consideration was $4.18 (or, using the exchange ratio before it was adjusted to take into account the Santander rights offering, $3.81);

•	on October 13, 2008, the implied value per share of Sovereign common stock of the share consideration was $4.65; and

•	on December 18, 2008, the implied value per share of Sovereign common stock of the share consideration was $2.99.

The Santander Ordinary Shares and Santander ADSs to Be Issued in the Transaction Will Be Listed and Traded on Various Exchanges (see page 24)

Santander ADSs are listed on the New York Stock Exchange. Santander ordinary shares that are represented by Santander ADSs are listed on the Spanish Stock Exchanges and quoted on the Automated Quotation System. Santander ordinary shares are also listed on the Buenos Aires, Lisbon, London, Milan and Mexico stock exchanges.

The Rights Associated with Owning Santander Ordinary Shares or Santander ADSs Are Different from Those Associated with Owning Sovereign Common Stock (see page 95)

As Santander is a Spanish company, the rights of holders of Santander ordinary shares are governed directly, and the rights of holders of Santander ADSs are governed indirectly, by Spanish law and by Santander’s bylaws (estatutos). The rights of shareholders under Spanish law and the rights of shareholders under Pennsylvania law differ in certain respects. For a comparison of the rights of holders of Santander ordinary shares or Santander ADSs with the rights of holders of Sovereign common stock, see “Comparison of Your Rights as a Holder of Sovereign Common Shares and Your Rights as a Potential Holder of Santander Ordinary Shares or Santander ADSs.” The rights of holders of Santander ADSs also will be governed by the terms of the deposit agreement between Santander and a depositary bank providing for the issuance of the Santander ADSs. See “Description of Santander American Depositary Shares”.

What Holders of Compensatory Sovereign Stock Options and Restricted Stock Will Receive (see page 71)

At the time the reincorporation merger becomes effective, each then-outstanding compensatory option to acquire shares of Sovereign common stock will be canceled in exchange for the right to promptly receive cash equal to the product of (i) the excess, if any, of the cash value of one share of common stock of Sovereign Virginia, determined at the time that the reincorporation merger becomes effective, over the applicable exercise price per share of Sovereign common stock of such option, and (ii) the number of shares of Sovereign common stock that the holder of such option could have purchased (assuming full vesting of such option) had such holder exercised such option in full immediately prior to the time that the reincorporation merger becomes effective. As of December 19, 2008, there were 6,463,687 vested, and 2,517,187 unvested, Sovereign stock options. Sovereign option holders would receive $0 in exchange for the vested Sovereign options denoted above and $0 in exchange for the unvested Sovereign options denoted above based upon the closing price for

Santander ordinary shares on December 19, 2008. Because the consideration to be paid to the option holders will be based in part on the trading price of the Santander shares during the period preceding the completion of the transactions, and there may be exercises and forfeitures of options between now and the closing of the transactions, the actual aggregate payments made in respect of the options may be different.

There were 5,032,695 shares of Sovereign restricted stock outstanding as of December 19, 2008. Each share of restricted stock outstanding immediately prior to the time the reincorporation merger becomes effective will become fully vested and will be treated in the transaction in the same manner as each other share of Sovereign common stock.

Sovereign’s Financial Advisor Has Provided to Sovereign’s Board of Directors an Opinion as to the Fairness of the Exchange Ratio, from a Financial Point of View, to Sovereign’s Shareholders (see page 51)

Barclays Capital Inc., or Barclays, has provided an opinion to the Sovereign board of directors, dated as of October 13, 2008, that, subject to and based upon the qualifications and assumptions set forth in the opinion, from a financial point of view, the exchange ratio to be offered to Sovereign shareholders was fair to such shareholders (other than Santander or its affiliates, as to which Barclays expressed no opinion) under the circumstances applicable to Sovereign as of the date of the opinion. The full text of Barclays opinion is attached to this document as Annex C. You are urged to read the opinion in its entirety. You should read this opinion completely to understand the procedures followed, assumptions made, matters considered and limitations of the review undertaken by Barclays. The opinion of Barclays is addressed to the Sovereign board of directors, is directed only to the consideration to be paid in the transaction and does not constitute a recommendation to any shareholder as to how that shareholder should vote with respect to the transaction. Barclays’ opinion was directed to the Sovereign board of directors in connection with its evaluation of the exchange ratio to be offered to Sovereign shareholders, does not in any manner address the decision of the Sovereign board to proceed with or effect the transaction and does not constitute a recommendation to any shareholder as to how that shareholder should vote with respect to the transaction. The opinion of Barclays will not reflect any developments that may occur or may have occurred after the date of the opinion and prior to completion of the transaction.

Pursuant to an engagement letter between Sovereign and Barclays, Sovereign agreed to pay Barclays fees for its services, a portion of which was payable upon the execution of the transaction agreement and a substantial portion of which is contingent upon the completion of the transaction. In addition, Sovereign has agreed to reimburse Barclays for its reasonable out-of-pocket expenses and indemnify Barclays against various liabilities.

The Sovereign Board of Directors Recommends That Sovereign Shareholders Vote “FOR” Approval and Adoption of the Transaction Agreement (see page 47)

Upon the recommendation of a special committee of the Sovereign board of directors, which committee is composed solely of directors unaffiliated with Santander, the Sovereign board of directors, excluding all directors affiliated with Santander, has unanimously determined that the transaction, the transaction agreement and the transactions contemplated by the transaction agreement are advisable and in the best interests of, Sovereign shareholders and its other constituencies and unanimously recommends that Sovereign shareholders vote “FOR” the proposal to approve and adopt the transaction agreement. As part of such approval, shareholders will be voting for the adoption and approval of the reincorporation merger and will be consenting, to the extent any such consent is required, to the share exchange.

In determining whether to approve the transaction agreement, the Sovereign board of directors consulted with certain of its senior management and with its legal and financial advisors. In arriving at its determination, the Sovereign board of directors considered the factors described under “The Transaction — Sovereign’s Reasons for the Transaction; Recommendation of the Sovereign Board of Directors.”

Interests of Sovereign’s Executive Officers and Directors in the Transaction (see page 59)

The directors and executive officers of Sovereign have financial interests in the transaction that are different from, or in addition to, the interests of Sovereign shareholders. These interests include rights of executive officers under change in control employment agreements with Sovereign, rights of directors and officers under stock-based benefit programs and awards of Sovereign, rights of executive officers under nonqualified deferred compensation plans of Sovereign, and rights of directors and officers to continued indemnification and insurance coverage after the transaction for acts and omissions occurring before the consummation of the transaction. Upon the closing of the transaction, certain of Sovereign’s executive officers and directors will be entitled to payments with respect to their equity-based awards and deferred compensation. These payments may include $762,000 for Paul A. Perrault (assuming his employment becomes effective), $1,070,439 for Kirk W. Walters, $336,837 for Salvatore J. Rinaldi, $314,627 for Patrick J. Sullivan, $163,226 for M. Robert Rose, $167,107 for Roy J. Lever, $209,250 for Matthew A. Kerin and $114,002 for Thomas D. Cestare. Sovereign’s executive officers will also be entitled to additional payments and benefits in the event their employment is terminated under certain circumstances following the transaction. These payments may include $7,157,578 for Mr. Perrault, $6,660,646 for Mr. Walters, $3,128,405 for Mr. Rinaldi, $1,373,533 for Mr. Sullivan, $989,667 for Mr. Rose, $1,205,153 for Mr. Lever, $1,373,904 for Mr. Kerin and $821,247 for Mr. Cestare. Sovereign directors and executive officers also hold shares of Sovereign common stock entitling them to receive an aggregate of 18,296,982 Santander ADSs upon the closing of the transaction. The Sovereign board of directors was aware of these interests and considered them, among other matters, in reaching its decision to approve the transaction agreement and to recommend that Sovereign’s shareholders vote in favor of the proposal to adopt and approve the transaction agreement. For additional information regarding these payments, see “Interests of Sovereign’s Executive Officers and Directors in the Transaction”.

Non-Solicitation (see page 77)

Sovereign has agreed that it will not solicit or encourage any inquiries or proposals regarding any acquisition proposals by third parties. Sovereign may respond to unsolicited proposals in certain circumstances if required by the Sovereign board of directors’ fiduciary duties. Sovereign must promptly notify Santander if it receives any acquisition proposals.

Conditions to Completion of the Transaction (see page 80)

Santander and Sovereign will be required to complete the transaction only if specific conditions, including the following, are satisfied or waived:

•	the approval by the Santander shareholders of the capital increase of Santander necessary for effecting the transaction and the approval and adoption of the transaction agreement by Sovereign shareholders;

•	the other party’s representations and warranties in the transaction agreement being true and correct, subject to certain materiality and material adverse effect standards contained in the transaction agreement, and the performance by the other party in all material respects of its obligations under the transaction agreement;

•	the absence of any applicable law prohibiting or preventing the transaction;

•	certain regulatory approvals required to consummate the transactions contemplated by the transaction agreement having been obtained, and no such regulatory approval having resulted in the imposition of a requirement on Santander or Sovereign to take any action, or commit to take any action, or agree to any condition or restriction, that would reasonably be expected to have a material adverse effect (measured on a scale relative to Sovereign) on any of Sovereign, Santander or Sovereign Virginia;

•	as a condition to Santander’s obligation only, there not having occurred, since the date of the transaction agreement, any effect, change, circumstances, conditions or developments that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Sovereign, excluding any effect resulting from certain specified factors, including changes in accounting principles, changes in laws, changes in political, economic or market conditions, the failure to meet earnings projects (but not the underlying causes), the impact of the transaction on relationships with customers or employees, the public disclosure of the transaction agreement and the transaction, any outbreak of war or hostilities, actions or omissions taken with the prior written consent of the other party to the transaction agreement, adverse events related to the deterioration of the credit markets; provided that any such change or event shall only be considered to the extent such change or event does not have a materially disproportionate effect on the relevant party and its subsidiaries, taken as a whole, compared to other companies engaged in the same industry as such party and its subsidiaries; and

•	no order having been issued or plan made or effected by any governmental authority that would result in the issuance of any Sovereign capital stock, voting securities or certain other types of securities to a governmental authority or would otherwise interfere with the ability of Santander to, control one hundred percent of the voting power of Sovereign and its subsidiaries and one hundred percent of Sovereign Virginia common stock following the effective time of the share exchange.

Termination of the Transaction Agreement (see page 81)

The transaction agreement may be terminated at any time prior to the reincorporation effective time by the mutual written consent of Santander and Sovereign.

The transaction agreement may also be terminated prior to the reincorporation effective time by either Santander or Sovereign, if:

•	there is a permanent legal prohibition to completing the transaction;

•	the transaction is not completed by June 30, 2009 (other than because of a breach of the transaction agreement caused by the party seeking termination);

•	the other party breaches the transaction agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the transaction, subject to the right of the breaching party to cure the breach within 30 days following written notice (unless it is not possible due to the nature or timing for the breach for the breaching party to cure the breach); or

•	approval of Santander’s shareholders of the capital increase, or approval of Sovereign’s shareholders of the transaction agreement, is not obtained.

The transaction agreement may also be terminated prior to the reincorporation effective time by Santander if:

•	Sovereign breaches its “non-solicitation” obligations. See “The Transaction Agreement — No Solicitation of Alternative Transactions”;

•	Sovereign fails to make, withdraws or modifies in a manner adverse to Santander the recommendation by Sovereign’s board of directors that Sovereign’s shareholders adopt and approve the transaction agreement and the transactions contemplated thereby at a duly held meeting of such shareholders (or recommends an acquisition proposal made by a third party or takes any action or makes any statement inconsistent with such recommendation by Sovereign’s board of directors), such action by Sovereign an adverse recommendation change;

•	Sovereign’s board of directors fails to confirm publicly its recommendation of the transaction agreement within five business days of a written request by Santander that it do so; or

•	Sovereign’s board of directors fails to include and maintain until the closing of the transactions its recommendation of the transactions to the Sovereign shareholders in this document.

Termination Fee (see page 82)

Sovereign has agreed to pay a fee of $95 million (minus the amount of certain fees and expenses of Santander reimbursed by Sovereign) if the transaction agreement is terminated under the following circumstances:

•	Sovereign makes an adverse recommendation change;

•	Sovereign’s board of directors fails to confirm publicly its recommendation of the transaction agreement within five business days of a written request by Santander that it do so;

•	Sovereign’s board of directors fails to include and maintain until the closing of the transactions its recommendation of the transactions to the Sovereign shareholders in this document; or

•	Sovereign breaches the transaction agreement in a way that would entitle Santander to terminate the agreement and not to consummate the transaction; and

•	in any such case prior to such termination, an acquisition proposal has been publicly announced or otherwise communicated to Sovereign’s board of directors or its shareholders, and within 12 months of the date of such termination, Sovereign or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, an acquisition proposal; or

•	Sovereign intentionally breaches its non-solicitation provisions under Section 8.03 of the transaction agreement.

See “The Transaction Agreement — Termination of the Transaction Agreement — Termination Fees.”

Appraisal Rights/Dissenters’ Rights (see page 66)

Holders of Sovereign common stock are not entitled to appraisal or dissenters’ rights in connection with the transaction. Holders of Sovereign’s Series C preferred stock will be entitled to dissenters’ rights in connection with the transaction.

Sovereign Will Hold Its Special Meeting on (see page 36)

The Sovereign special meeting will be held on January 28, 2009 at 10:00 a.m. (New York City time) at Steiner Studios, 15 Washington Avenue, Brooklyn Navy Yard, Brooklyn, NY, 11205. At the special meeting, Sovereign shareholders will be asked:

•	to approve and adopt the transaction agreement;

•	to vote upon an adjournment of the Sovereign special meeting, if necessary, to solicit additional proxies; and

•	to transact any other business as may properly be brought before the Sovereign special meeting or any adjournment of the Sovereign special meeting.

You can vote at the Sovereign special meeting if you owned Sovereign common stock at the close of business on December 19, 2008. On that date, there were 663,950,557 shares of Sovereign common stock outstanding and entitled to vote, approximately 33.59% of which were owned and entitled to be voted by Sovereign directors and executive officers and their affiliates. You can cast one vote for each share of Sovereign common stock you owned on that date. In order to approve and adopt the transaction agreement, the holders of a majority of the shares who vote must vote in favor of doing so.

Regulatory Approvals Required for the Transaction (see page 65)

Completion of the proposed transaction is subject to various regulatory approvals or clearances, including approval from the Federal Reserve Board, the Financial Institutions Regulatory Authority, or FINRA, the Bank of Spain (Banco de España), and various securities authorities in the United States and in Spain.

Santander and Sovereign have completed, or will complete, the filing of all applications and notices with regulatory authorities required in order to complete the transaction.

The Federal Reserve Board approved the transaction on December 10, 2008. Although Santander and Sovereign currently believe they should be able to obtain the other necessary regulatory approvals in a timely manner, they cannot be certain when or if they will obtain them.

The Transaction will be a Taxable Event to U.S. Holders of Sovereign Common Stock (see page 84)

In general, a U.S. holder (as defined in the discussion under the heading “Material U.S. Federal Income Tax Considerations”) whose shares of Sovereign common stock are exchanged for Santander ADSs in the transaction will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the fair market value of the Santander ADSs (including the fair market value of the fractional Santander ADSs) on the date of the exchange received with respect to such Sovereign common stock and the U.S. holder’s adjusted tax basis in such Sovereign common stock.

RECENT DEVELOPMENTS

Highlights for the nine months ended September 30, 2008

Santander

By September 2008, it became apparent that the downturn in the global economy was much deeper than originally expected, and difficult economic conditions are likely to persist through 2009, particularly in Spain. The turmoil in global financial markets that was sparked by the bankruptcy of Lehman Brothers in September intensified liquidity tensions, led to significant increases in interest rates and exposed the weaknesses of certain financial institutions. The U.S. and European governments intervened on an unprecedented scale in the financial sector in an effort to stabilize markets, though global investor confidence remains low and credit remains relatively scarce.

Against this very difficult economic and financial backdrop, Santander recorded attributable profit of €6,935 million in the first nine months of 2008, an increase of 5.5% from the same period in the prior year. This gain was driven primarily by increased interest margins, especially late in the third quarter as average interest rates on Santander’s loan portfolio significantly outpaced increases in Santander’s costs of deposits and borrowings. Net fees grew at a substantially slower pace than net interest income, mainly due to a 16.1% decrease in off-balance sheet funds under management from December 31, 2007 to €126,688 million as of September 30, 2008. Operating expenses increased 3.5% in the nine months ended September 30, 2008, compared to the same period in 2007, which represented slower growth than the 12.9% increase in gross operating income between both periods.

The financial crisis and the economic slowdown have also resulted in slower growth in loan volume, a deterioration in asset values securing Santander’s loans to customers and increased non-performing loans, which have required Santander to significantly increase provisions, a trend Santander expects to continue for the remainder of the year and into next year. As of September 30, 2008, Santander’s net customer loan portfolio stood at €570,703 million, a 0.9% increase from December 31, 2007. Santander’s portfolio of doubtful loans (which include Santander’s past-due and other non-performing assets (as further described in Santander’s annual report on Form 20-F for the year ended December 31, 2007)) as of September 30, 2008 was €10,373 million, a 71% increase from the €6,070 million in doubtful loans as of December 31, 2007. Santander’s non-performing loan, or NPL, ratio increased to 1.63% as of September 30, 2008 from 0.95% as of December 31, 2007, while Santander’s coverage ratio declined to 104.27% as of September 30, 2008 from 150.55% as of December 31, 2007. As of September 30, 2008, Santander’s NPL ratio was 1.5% for Santander’s Spanish business units, 0.76% for Santander’s U.K. business units and 2.37% for Santander’s Latin American business units.

Santander’s net loan-loss provisions increased 67.2% in the first nine months of 2008 (as compared to the same period in 2007), due in part to a growth in lending, although at a slower pace than in prior periods, and the entry in previous quarters into segments of higher-yielding products, having a greater risk premium. Santander’s net loan-loss provisions for NPL’s increased 57.1%, from €2,881 million in the nine months ended September 30, 2007 to €4,526 million in the same period in 2008.

As of September 30, 2008, the fair market value of Santander’s available for sale securities portfolio had decreased by 6.7%, or €2.9 billion, from €44.3 billion as of December 31, 2007, a trend which has worsened in the current quarter due to market conditions. All of this decrease is recognized in consolidated equity on Santander’s balance sheet as of September 30, 2008, with substantially all of it reflected therein as an equity valuation adjustment.

In terms of Santander’s funding needs, Santander has recently had to increase its reliance on short-term borrowings (as opposed to medium and longer-term borrowings) in light of conditions in the credit markets. Santander expects this trend to continue at least for the remainder of the year.

In accordance with BIS II criteria, Santander’s computable capital totaled €53,981 million as of September 30, 2008. As of that date, Santander’s surplus of capital above the minimum BIS II requirement was €16,150 million. As of September 30, 2008, Santander’s BIS II ratio was 11.42%; Santander’s Tier 1 ratio

(before deductions which mainly correspond to Santander’s interest in RFS Holdings, the parent company of ABN AMRO, and to the businesses Santander acquired from ABN AMRO) was 7.89%; and Santander’s core capital ratio was 6.31%.

Sovereign

On November 5, 2008, Sovereign filed with the SEC its financial results for the third quarter of 2008. For the quarter ended September 30, 2008, Sovereign recorded a net loss of $982 million or a loss of $1.48 per share. Included in this loss was the previously announced impairment charge on Sovereign’s Federal National Mortgage Association, or FNMA, and Federal Home Loan Mortgage Corporation, or FHLMC, preferred stock of $575 million as a result of actions taken by the U.S. Treasury in relation to FNMA and FHLMC and a loss of $602 million related to the sale of its entire portfolio of CDOs. This compared to net income of $58.2 million or $.11 per diluted share in the third quarter of 2007. See “Selected Consolidated Historical Financial Data of Sovereign”.

Acquisition of Alliance & Leicester plc

On July 14, 2008, following approval by Santander’s executive committee and the Board of Directors of Alliance & Leicester plc, or “A&L”, Santander and A&L announced their agreement on the terms of an acquisition by Santander of 100% of A&L’s ordinary share capital. The acquisition was approved by Santander’s and A&L’s shareholders and was completed on October 10, 2008 by means of a scheme of arrangement.

The acquisition was structured as a stock-for-stock transaction and was completed through the exchange of one newly-issued Santander ordinary share for every three ordinary A&L shares. Following the approval of Santander’s shareholders on September 22, 2008, Santander issued 140,950,944 new ordinary shares on October 10, 2008 in exchange for all of A&L’s ordinary outstanding shares. The new Santander ordinary shares began trading on the Spanish Stock Exchanges and through the Automated Quotation System on October 14, 2008 and represented (as of October 10, 2008) 2.2% of Santander’s total share capital after the capital increase.

The transaction was valued at approximately £1,259 million as of July 11, 2008 (the business day prior to the announcement of Santander’s agreement with A&L), based on the closing price of Santander’s shares of €11.23 per Santander ordinary share on that date (approximately £8.97 per Santander ordinary share based on an exchange rate of €1.2517 per £1.00 at that date) and an agreed 18p per A&L ordinary share interim dividend paid by A&L to its shareholders prior to the share exchange date.

A&L is a major financial services group in the United Kingdom, offering a broad range of financial services and products to retail and business customers. According to its financial report for the six months ended June 30, 2008, as of June 30, 2008, A&L had total ordinary shareholders’ equity of £1,294 million (£1,716 million as of December 31, 2007), total assets of £77,045 million (£78,955 million as of December 31, 2007), £30,225 million in customer deposits (£30,758 million as of December 31, 2007) and a total of £42,318 million in debt securities issued and liabilities due to other banks (£43,635 million as of December 31, 2007). Of A&L’s total assets as of June 30, 2008, £52,283 million were comprised of loans and advances to customers (77.8% of which were comprised of mortgages) and £12,567 million were comprised of available-for-sale investment securities (28.9% of which were comprised of asset-backed and other structured securities). In the six months ended June 30, 2008, A&L recorded a loss attributable to ordinary shareholders of £24 million, while in the year ended December 31, 2007, A&L recorded profit attributable to ordinary shareholders of £257 million. As of June 30, 2008, A&L had 6,860 full-time employees, 254 branches and approximately 5 million customers.

On October 12, 2008, the executive committee of Santander agreed to inject capital into Abbey, fulfilling its agreed commitment to the UK government’s banking support scheme announced on October 8, 2008. The amount of capital to be invested was £1 billion, in line with the expectation indicated at the time the agreement with A&L was announced.

Acquisition of Bradford & Bingley plc’s distribution channels and retail deposits

On September 29, 2008, the United Kingdom’s Treasury announced the nationalization of Bradford & Bingley plc or “B&B”, and the transfer of B&B’s retail deposits in the United Kingdom and the Isle of Man (approximately £20 billion owned by approximately 2.7 million customers), branch network (197 retail branches and 141 agencies) and relevant employees to Abbey following a competitive sale process. Santander’s total purchase price for the deposits, branch network and relevant employees was £612 million in cash (€767 million based on an exchange rate of €1.2535 per £1.00 on September 29, 2008).

B&B’s remaining assets (including its approximately £41 billion in mortgage loans) and liabilities were taken under public ownership by the United Kingdom’s Treasury.

As of October 10, 2008, Santander’s combined business in the United Kingdom, consisting of Abbey, A&L and B&B, had 1,286 branches dispersed across the United Kingdom, approximately 24 million customers and, Santander believes, a market share of approximately 10% of the United Kingdom’s total retail deposits.

Integration of Banco Real

Banco Real, which Santander acquired through the ABN AMRO acquisition, was previously accounted for under the equity method. Beginning in November 2008, Banco Real will become consolidated into Santander. For a description of the ABN AMRO acquisition, see “Item 4. Information on the Company — A. History and Development of the Company — Principal Capital Expenditures and Divestitures — Acquisitions, Dispositions, Reorganizations — ABN AMRO Holding N.V.” in Santander’s 2007 Form 20-F.

As of June 30, 2008, Banco Real had stockholders’ equity of R$12,826 million (R$12,142 million as of December 31, 2007), total assets of R$163,468 million (R$159,547 million as of December 31, 2007), R$70,312 million in deposits (R$53,431 million as of December 31, 2007) and R$3,634 million in borrowings (R$6,051 million as of December 31, 2007).

As of June 30, 2008, Banco Real’s total non-performing loans were R$2,335 million or 3.2% of total loans compared to R$1,852 million or 2.8% of total loss at December 31,2007. Banco Real’s allowance for credit losses at June 30, 2008 was R$3,543 million, a 13% increase from the allowance for credit losses of R$3,146 million at December 31, 2007.

Santander expects to invest approximately R$2.6 billion over the next two years in order to expand Banco Real’s network of branches.

Santander Rights Offering

On November 10, 2008 Santander announced a capital increase through the issuance of 1,598,811,880 new ordinary shares, of the same class and series as the shares currently outstanding, with preemptive subscription rights for current shareholders. The issue price of the new shares will be €4.5 per share, for a total capital increase of €7,194,653,460. The purpose of the capital increase is to improve Banco Santander’s core capital ratio. Each outstanding Santander ordinary share as of November 12, 2008 shall receive one preemptive subscription right, with four preemptive subscription rights being needed to subscribe for one new share.

On December 3, 2008, the rights offering was completed. Accordingly, Santander and Sovereign agreed that, as provided in the transaction agreement, the exchange ratio would be adjusted from 0.2924 to 0.3206. The exchange ratio was adjusted based on the formula described below.

CR1	=	CR0 x	OS0 + X OS0 + Y

CR1	=	the exchange ratio adjusted to give effect to the rights offering;
CR0	=	the original exchange ratio;
OS0	=	the number of Santander ordinary shares outstanding immediately prior to the opening of business on the record date for the rights offering;

X	=	the total number of Santander ordinary shares issued pursuant to the rights granted to its existing ordinary shareholders; and
Y	=	the number of Santander ordinary shares equal to the aggregate price paid to exercise such rights divided by the simple average of the closing prices of the Santander ordinary shares in the Spanish Automated Quotation System over the 10 consecutive trading-day period ending on the record date for the rights offering, which was November 12, 2008.

Bernard L. Madoff Securities LLC

In light of the recent media reports concerning losses resulting from fraud at Bernard L. Madoff Securities LLC, or Madoff Securities, on December 15, 2008, Santander filed a current report on Form 6-K stating that institutional and private banking clients of certain of Santander’s subsidiaries have exposure to Optimal Strategic US Equity, a fund managed by Optimal Investment Services — a subsidiary of Santander that is an asset manager that specializes in alternative investment institutions — whose investments were executed by Madoff Securities. The total exposure of Santander’s clients to Optimal Strategic US Equity is approximately €2.33 billion ($3.097 billion). Additionally, the Treasury Department of Banco Santander, S.A. had invested $342.8 million in Optimal Multi-Strategy Fund. Optimal Multi-Strategy Fund has a 6.3% position in Optimal Strategic US Equity Fund, which is the fund affected by this situation. This results in a $21.6 million (€17 million) exposure of Banco Santander, S.A. to Madoff Securities.

Other Recent Developments

On November 11, 2008, the Sovereign board of directors received a letter from a third party, or Party A, indicating an interest in pursuing a strategic transaction with Sovereign. While this letter proposed an acquisition by means of a special purpose entity to be created by Party A and unspecified private equity co-investors, pursuant to which such group would acquire 100% of the outstanding shares of Sovereign common stock for $6.00 per share in cash, the letter did not identify the private equity co-investors of Party A, did not identify any source of financing and requested that Sovereign pay significant fees before Party A was willing to engage in any discussions (in particular, Party A requested that Sovereign pay a “transaction initiation/work fee” of $10 million to perform due diligence and a “value enhancement fee” (payable upon the closing of any acquisition of Sovereign completed during the ensuing 18 months) equal to 20% of any increase in the value of total consideration payable by any acquirer over the transaction value of the transaction between Santander and Sovereign, subject to a maximum fee of $95 million). After careful consideration, and consultation with its financial and legal advisors, and in light of the conditionality and lack of specificity of the letter, the Sovereign board of directors (other than the Santander affiliated directors) was unable to determine that, to the extent the indication of interest in such letter constituted an acquisition proposal (within the meaning of the transaction agreement), such indication of interest constituted, or was reasonably likely to result in, a superior proposal (within the meaning of the transaction agreement). On November 12, 2008, the Sovereign board of directors sent a letter to Party A informing Party A of its determination.

Sovereign and Sovereign Bank Debt Issuance

Sovereign and Sovereign Bank have announced that they intend to offer $250 million and $1.37 billion, respectively, of senior unsecured notes under the FDIC Temporary Liquidity Guarantee Program as early as the week of December 15, 2008. Such notes will mature on or prior to June 30, 2012 and principal and interest on the notes will be guaranteed by the FDIC. Sovereign intends to offer floating rate notes and Sovereign Bank intends to offer fixed rate notes. The notes will be payable in full at maturity and will not be subject to optional or mandatory redemption.

Sovereign intends to use the proceeds of the offering for general corporate purposes including investments in and advances to its subsidiaries, including Sovereign Bank, investments in cash or other short duration investment vehicles and reducing other outstanding debts. Sovereign Bank intends to use the proceeds of the offering for general corporate purposes including repayment of obligations that have matured or will mature, reducing outstanding short term borrowings and investing in short term cash or other marketable securities.

The offerings are expected to be made through JP Morgan Securities and Goldman Sachs as co-managers in an underwriting exempt from registration under the Securities Act under Section 3(a)(2).

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF SANTANDER

The following financial information has been selected from Santander’s consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, Santander’s consolidated financial statements included in its 2007 Form 20-F and the interim consolidated financial statements for the nine months ended September 30, 2008 and 2007 included in Santander’s Report on Form 6-K filed on November 10, 2008 (the “interim consolidated financial statements”) both of which are incorporated by reference herein. See “Where You Can Find More Information” on page 122. Santander’s consolidated financial information has been prepared according to the International Financial Reporting Standards as adopted by the European Union (“EU-IFRS”) required to be applied under Bank of Spain’s Circular 4/2004. For a reconciliation of Santander’s net income, stockholders’ equity, total assets and certain ratios on a U.S. GAAP basis for the six months ended June 30, 2008 and 2007, see Santander’s Report on Form 6-K filed on October 29, 2008 (the “June 30, 2008 6-K”) which is incorporated by reference herein and which contains Santander’s results of operations, financial statements and other disclosures relating to the six months ended June 30, 2008 and 2007. Note 16 to the consolidated financial statements set forth in June 30, 2008 6-K contains a description of significant differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP.

The format of the selected financial information presented below differs with respect to the presentation criteria of certain items and types of income from the format of the financial statements included in Santander’s 2007 Form 20-F, because the selected financial information set forth below was prepared in accordance with the new models contained in Spanish National Securities Market Commission Circular 1/2008. Santander’s interim consolidated financial statements reflect all adjustments that it believes are necessary to present such information fairly for the nine months ended September 30, 2007 and 2008. Its results for the nine months ended September 30, 2008 are not necessarily indicative of what its results will be for the full year or any other period.

					Nine Months Ended
	Year Ended December 31,				September 30,
	2007	2006	2005	2004	2008	2007
	(In thousands of euros, except percentages and per share data)

Consolidated Income Statement Data
Interest and similar income	46,312,706	37,239,602	33,827,323	17,915,307	39,304,927	33,768,050
Interest expense and similar charges	(31,359,417)	(25,118,665)	(23,477,278)	(10,741,775)	(26,705,454)	(22,702,246)
Interest income/(charges)	14,953,289	12,120,937	10,350,045	7,173,532	12,599,473	11,065,804
Income from equity instruments	422,618	412,714	335,576	388,876	402,385	364,481
Share of results of entities accounted for using the equity method	441,457	426,921	619,157	448,220	800,407	248,428
Fee and commission income	9,479,986	8,288,580	7,153,947	5,417,676	7,254,521	7,071,191
Fee and commission expense	(1,439,811)	(1,264,385)	(1,092,751)	(866,923)	(1,025,111)	(1,049,617)
Gains/losses on financial assets and liabilities (net)	2,331,696	2,062,471	1,457,847	728,878	2,293,436	1,673,839
Exchange differences (net)	650,734	96,635	76,513	361,465	30,088	466,420
Other operating income	6,741,246	6,076,845	3,355,378	2,968,389	7,187,735	5,241,955
Other operating expenses	(6,503,829)	(5,839,785)	(3,058,935)	(2,891,193)	(7,025,093)	(5,092,606)

					Nine Months Ended
	Year Ended December 31,				September 30,
	2007	2006	2005	2004	2008	2007
	(In thousands of euros, except percentages and per share data)

Gross operating income	27,077,386	22,380,933	19,196,777	13,728,920	22,517,841	19,989,895
Administrative expenses	(11,018,329)	(9,969,171)	(9,364,408)	(6,683,623)	(8,438,408)	(8,089,238)
Personnel expenses	(6,551,201)	(5,967,873)	(5,611,308)	(4,232,981)	(5,024,217)	(4,790,965)
Other general expenses	(4,467,128)	(4,001,298)	(3,753,100)	(2,450,642)	(3,414,191)	(3,298,273)
Depreciation and amortization	(1,267,880)	(1,146,547)	(1,013,943)	(830,621)	(919,364)	(955,904)
Provisions (net)	(1,023,563)	(1,079,337)	(1,807,381)	(1,103,287)	(1,020,503)	(490,118)
Impairment losses on financial assets (net)	(3,502,604)	(2,480,993)	(1,636,923)	(1,615,647)	(4,005,067)	(2,398,346)
Profit/(loss) from operations	10,265,010	7,704,885	5,374,122	3,495,742	8,134,499	8,056,289
Impairment losses on other assets (net)	(1,548,610)	(20,781)	(154,475)	(81,402)	(28,758)	(24,047)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	1,815,867	352,120	1,379,554	200,649	75,160	53,464
Gains/(losses) on non-current assets held for sale not classified as discontinued operations	642,974	959,162	1,061,696	740,735	721,964	606,460
Profit/loss before tax	11,175,241	8,995,386	7,660,897	4,355,724	8,902,865	8,692,166
Income tax	(2,335,686)	(2,254,598)	(1,241,830)	(491,922)	(1,587,303)	(1,807,653)
Profit for the period from continuing operations	8,839,555	6,740,788	6,419,067	3,863,802	7,315,562	6,884,513
Profit from discontinued operations (net)	796,595	1,504,965	330,703	132,432	4,130	98,998
Consolidated profit for the period	9,636,150	8,245,753	6,749,770	3,996,234	7,319,692	6,983,511
Profit for the period attributable to the parent	9,060,258	7,595,947	6,220,104	3,605,870	6,935,196	6,571,803
Profit attributable to minority interests	575,892	649,806	529,666	390,364	384,496	411,708
Per Share Information:
Average number of shares (thousands)(1)	6,341,771	6,248,376	6,240,611	4,950,498	6,669,192	6,238,875
Basic earnings per share (in euros)	1.4287	1.2157	0.9967	0.7284	1.0399	1.0534
Basic earnings per share continuing operation (in euros)	1.3170	1.0127	0.9599	0.7142	1.0394	1.0412
Diluted earnings per share (in euros)	1.4139	1.2091	0.9930	0.7271	1.0347	1.0363
Dividends paid (in euros)(2)	0.65	0.52	0.42	0.33	0.14	0.12
Dividends paid (in US$)(2)	0.96	0.65	0.49	0.39	0.19	0.17

					Nine Months Ended
	Year Ended December 31,				September 30,
	2007	2006	2005	2004	2008
	(In thousands of euros, except percentages and per share data)

Total assets	912,914,971	833,872,715	809,106,914	664,486,300	953,034,782
Loans and advances to credit institutions(3)	57,642,604	69,757,056	66,127,043	60,895,933	81,018,504
Loans and advances to customers (net)(3)	571,098,513	527,035,514	439,109,692	390,078,751	577,247,918
Investment Securities(4)	132,035,268	136,760,433	203,938,360	138,753,764	108,349,960
Investments: Associates	15,689,127	5,006,109	3,031,482	3,747,564	15,319,190
Liabilities
Deposits from central banks and credit institutions(5)	112,897,308	113,038,061	148,624,811	83,750,339	122,229,202
Customer deposits(5)	355,406,519	330,947,770	305,631,794	285,710,616	372,308,037
Debt securities(5)	233,286,688	203,742,817	148,829,300	113,838,603	236,881,499
Capitalization
Guaranteed Subordinated debt excluding preferred securities and preferred shares(6)	16,742,134	11,186,480	8,973,699	9,369,939	16,499,189
Secured Subordinated debt	—	—	—	508,039	—
Other Subordinated debt	11,666,663	12,399,771	13,016,989	12,300,178	10,924,582
Preferred securities(6)	7,261,382	6,836,570	6,772,768	5,292,016	7,151,193
Preferred shares(6)	522,558	668,328	1,308,847	2,124,222	497,788
Minority interest (including net income of the period)	2,358,269	2,220,743	2,848,223	2,085,316	2,527,345
Stockholders’ equity(7)	55,199,882	44,851,559	39,778,476	34,414,942	53,799,586
Total capitalization	93,750,888	78,163,451	72,699,002	66,094,652	91,399,683
Stockholders’ Equity per Share(7)	8.70	7.18	6.37	6.95	8.07
Other managed funds
Mutual funds	119,210,503	119,838,418	109,480,095	97,837,724	97,255,664
Pension funds	11,952,437	29,450,103	28,619,183	21,678,522	11,172,484
Managed portfolio	19,814,340	17,835,031	14,746,329	8,998,388	18,259,755
Savings -insurance policies	9,008,968	6,384,994	15,145,607	16,843,995	11,260,193
Total other managed funds	159,986,248	173,508,546	167,991,214	145,358,629	137,948,096
Consolidated Ratios
Profitability Ratios:
Return on average total assets (ROA)	1.10%	1.01%	0.91%	1.01%	1.08%
Return on average stockholders’ equity (ROE)	21.91%	21.39%	19.86%	19.74%	18.12%
Capital Ratio:
Average stockholders’ equity to average total assets	4.71%	4.36%	4.24%	4.62%	5.63%
Ratio of earnings to fixed charges(8)
Excluding interest on deposits	1.64%	1.74%	1.74%	1.81%	1.64%
Including interest on deposits	1.34%	1.34%	1.30%	1.37%	1.32%

					Nine Months Ended
	Year Ended December 31,				September 30,
	2007	2006	2005	2004	2008
	(In thousands of euros, except percentages and per share data)

Credit Quality Data
Allowances for impaired assets (excluding country risk)(9)	9,302,230	8,626,937	7,902,225	6,813,354	11,035,213
Allowances for impaired assets (excluding country risk) as a percentage of total loans	1.60%	1.61%	1.77%	1.72%	1.88%
Impaired assets(10)	6,178,655	4,607,547	4,341,500	4,114,691	10,476,368
Impaired assets as a percentage of total loans	1.06%	0.86%	0.97%	1.04%	1.78%
Allowances for impaired assets (excluding country risk) as a percentage of impaired assets	150.55%	187.23%	182.02%	165.59%	105.33%
Net loan charge-offs as a percentage of total loans	0.46%	0.34%	0.23%	0.16%	0.43%

(1)	Average number of shares have been calculated on the basis of the weighted average number of shares outstanding in the relevant period, net of treasury stock.

(2)	Dividends paid during the nine months ended September 30, 2008 and 2007 include the first interim dividend for 2008 and 2007, respectively, which were paid in August of the relevant year.

(3)	Equals the sum of the amounts included under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss” and “Loans and receivables” as stated in Santander’s interim consolidated financial statements.

(4)	Equals the amounts included as “Debt instruments” and “Other equity instruments” under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss”, “Available-for-sale financial assets” and “Loans and receivables” as stated in Santander’s interim consolidated financial statements.

(5)	Equals the sum of the amounts included under the headings “Financial liabilities held for trading”, “Other financial liabilities at fair value through profit or loss” and “Financial liabilities at amortized cost.”

(6)	In its consolidated financial statements preferred securities and preferred shares are included under “Financial liabilities at amortized cost” within “Subordinated liabilities.”

(7)	Equals the sum of the amounts included at the end of each period as “Own funds” and “Valuation adjustments” as stated in its consolidated financial statements. Santander has deducted the book value of treasury stock from stockholders’ equity.

(8)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxation and minority interests plus fixed charges and after deduction of the unremitted pre-tax income of companies accounted for by the equity method. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, and the proportion of rental expense deemed representative of the interest factor. Fixed charges include dividends and interest paid on preferred shares.

(9)	The Bank of Spain requires Spanish banks to identify, among their loan loss provisions, the amount of such provisions corresponding to cover the transfer risk arising from outstanding loans to borrowers in countries falling into certain risk categories established by the Bank of Spain. The following tables set forth our country-risk outstandings and provisions.

	EU – IFRS (*)				Nine Months Ended
	Year Ended December 31,				September 30
	2007	2006	2005	2004	2008
	(In millions of euros)

Risk (gross)	844.5	899.1	668.1	1,063.7	171.0
Provisions (country-risk)	124.0	233.5	313.0	275.0	35.5
Risk (net)	720.5	665.6	355.1	788.8	135.5

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

(10)	Impaired assets reflect Bank of Spain classifications. Such classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 4. Information on the Company — B. Business Overview — Financial Management and Equity Stakes — Classified Assets — Bank of Spain Classification Requirements” in its 2007 Form 20-F.

Changes in Classification

The format of the consolidated balance sheet data, consolidated income statement data, consolidated statement of recognized income and expense data and consolidated cash flow statement data presented above differs from the presentation criteria of Santander’s consolidated financial statements included in its Form 20-F for the year ended December 31, 2007, because the selected financial information set forth above was prepared in accordance with the models contained in Spanish National Securities Market Commission Circular 1/2008, which coincide, albeit in condensed format, with those expected to be applicable to Spanish credit institutions following the approval of the amendments to current Bank of Spain Circular 4/2004, which will be used by Santander in its financial statements for 2008 and that conform to the International Financial Reporting Standards as issued by the IASB. Pursuant to IAS 1, the comparative figures were reclassified.

The differences, which mainly apply to the income statement, are as follows:

	Year Ended December 31,
Previous Format:	2007	2006	2005	2004
	(In thousands of euros)

Net interest income	15,295,126	12,479,796	10,659,377	7,555,432
Gross income	27,068,469	22,333,170	19,075,556	13,789,277
Net operating income	14,815,693	11,217,740	8,764,677	6,332,277
Profit before tax	11,175,241	8,995,386	7,660,897	4,355,724
Profit from continuing operation	8,839,555	6,740,788	6,419,067	3,863,802
Consolidated profit for the year	9,636,150	8,245,753	6,749,770	3,996,234
Profit attributed to the Group	9,060,258	7,595,947	6,220,104	3,605,870
Profit attributed to minority interest	575,892	649,806	529,666	390,364

	Year Ended December 31,
New Format:	2007	2006	2005	2004
	(In thousands of euros)

Interest income/(charges)	14,953,289	12,120,937	10,350,045	7,173,532
Gross operating income	27,077,386	22,380,933	19,196,777	13,728,920
Profit/(loss) from operations	10,265,010	7,704,885	5,374,122	3,495,742
Profit/(loss) before tax	11,175,241	8,995,386	7,660,897	4,355,724
Profit for the period from continuing operations	8,839,555	6,740,788	6,419,067	3,863,802
Consolidated profit for the period	9,636,150	8,245,753	6,749,770	3,996,234
a) Profit for the period attributable to the parent	9,060,258	7,595,947	6,220,104	3,605,870
b) Profit attributable to minority interests	575,892	649,806	529,666	390,364

— “Net Interest Income” has been replaced by a new income heading called “Interest Income/(Charges)”, consisting of the difference between “Interest and Similar Income” and “Interest Expense and Similar Charges.” The aforementioned interest currently also includes financial income and expenses from insurance activities and other non-financial activities that used to be presented separately. “Interest Income/(Charges)” does not include income from equity instruments, which was previously included under “Net Interest Income.”

— The Insurance activity income is no longer presented on an aggregate basis but recognized, according to its nature, in various line items in the consolidated income statement, with the ensuing effect on each income statement total and line item.

— A new line item entitled “Gross Operating Income” replaces “Gross Income.” The new “Gross Operating Income” is similar to the former “Gross Income,” except that it includes other operating income and expenses, which were formerly not part of gross income, but does not include interests expenses and financial charges from non-financial activities which are accounted for under net interest income.

— The “Sales and Income from the Provision of Non-Financial Services” and “Cost of Sales” line items have been eliminated and the items previously recognized thereunder are now recognized mainly under “Other Operating Income” and “Other Operating Expenses,” respectively.

— The balance previously recognized under “Impairment Losses (Net)” has been separated into two line items: “Impairment Losses on Financial Assets (Net),” which includes the net impairment losses on financial assets other than equity instruments classified as investments, and “Impairment Losses on Other Assets (Net),” which includes the net impairment losses on equity instruments classified as investments and on other non-financial assets.

— The “Net Operating Income” line item has been replaced by “Profit/(Loss) from Operations.” The difference between the two line items is that the latter includes the finance income and costs from Santander’s non-financial activities, the net charge to impairment losses on financial instruments and the net charge to provisions, none of which is included in the former.

— “Other Gains” and “Other Losses” have been replaced by the line items “Gains/(Losses) on Disposal of Assets not Classified as Noncurrent Assets Held for Sale” and “Gains/(Losses) on Non-current Assets Held for Sale not Classified as Discontinued Operations,” which include mainly the balances of the eliminated line items “Other Gains” and “Other Losses” mentioned above. Other gains and losses that were recognized in the eliminated line items but which are not included in the newly-created line items were classified in the consolidated income statement according to their nature.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF SOVEREIGN

The following financial information has been selected from Sovereign’s financial statements. You should read this information in conjunction with Sovereign’s consolidated financial statements and related notes included in Sovereign’s Annual Report on Form 10-K for the year ended December 31, 2007 and the interim consolidated financial statements and related noted included in Sovereign’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, each of which are incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” on page 122.

Sovereign — Summary of Consolidated Financial Data

	Year Ended December 31,					Nine Months Ended September 30,
	2007	2006	2005	2004	2003	2008	2007
	(In thousands of dollars, except percentages and per share data)

Balance Sheet Data
Total assets	84,746,396	89,641,849	63,678,726	54,489,026	43,517,433	77,320,833	86,607,328
Loans held for investment, net of allowance	56,522,575	54,505,645	43,072,670	36,102,598	25,695,715	55,719,546	55,949,604
Loans held for sale(1)	547,760	7,611,921	311,578	137,478	137,154	236,478	569,013
Investment securities	15,142,392	14,877,640	12,557,328	11,546,877	12,618,971	9,554,002	15,289,850
Deposits and other customer accounts	49,915,905	52,384,554	37,977,706	32,555,518	27,344,008	43,123,174	50,098,048
Borrowings and other debt obligations	26,126,082	26,849,717	18,720,897	16,140,128	12,197,603	25,213,772	26,161,337
Stockholders’ equity	6,992,325	8,644,399	5,810,699	4,988,372	3,260,406	7,339,905	8,725,914
Summary Statement of Operations
Total interest income	4,656,256	4,326,404	2,962,587	2,255,917	1,951,888	3,037,811	3,516,916
Total interest expense	2,792,234	2,504,856	1,330,498	819,327	724,123	1,558,347	2,118,918

Net interest income	1,864,022	1,821,548	1,632,089	1,436,590	1,227,765	1,479,464	1,397,998
Provision for credit losses(1)	407,692	484,461	90,000	127,000	161,957	571,000	259,500

Net interest income after provision for credit losses(5)	1,456,330	1,337,087	1,542,089	1,309,590	1,065,808	908,464	1,138,498
Total non-interest income (expense)(1)	354,396	285,574	602,664	450,525	499,439	(616,859)	380,422
General and administrative expenses	1,345,838	1,289,989	1,089,204	942,661	852,364	1,128,628	1,008,234
Other expenses(1)(2)	1,874,600	313,541	163,429	236,232	157,984	125,734	240,235

(Loss)/Income before income taxes	(1,409,712)	19,131	892,120	581,222	554,899	(962,757)	270,451
Income tax provision (benefit)	(60,450)	(117,780)	215,960	127,670	153,048	(208,740)	16,730

Net (Loss)/Income(3)	(1,349,262)	136,911	676,160	453,552	401,851	(754,017)	253,721

Share Data
Common shares outstanding at end of period (in thousands)(3)	481,404	473,755	358,018	345,775	293,111	663,817	480,436
Basic (loss)/earnings per share(3)	(2.85)	0.30	1.77	1.34	1.38	(1.33)	0.51
Diluted (loss)/earnings per share(3)	(2.85)	0.30	1.69	1.29	1.32	(1.33)	0.51
Common share price at end of period	$11.40	$25.39	$20.59	$21.48	$22.62	$3.95	$17.04
Dividends declared per common share	$.320	$.300	$.170	$.115	$.100	$.000	$.240

	Year Ended December 31,					Nine Months Ended September 30,
	2007	2006	2005	2004	2003	2008	2007
	(In thousands of dollars, except percentages and per share data)

Selected Financial Ratios
Book value per common share(4)	$14.12	$17.83	$15.46	$13.74	$10.59	$10.76	$17.76
Common dividend payout ratio(5)	N/A	92.11%	9.02%	8.21%	6.99%	N/A	42.22%
Return on average assets(6)	(1.62)%	0.17%	1.11%	.90%	.97%	(1.26)%	0.41%
Return on average equity(7)	(15.40)%	1.82%	11.92%	10.74%	13.41%	(13.32)%	3.87%
Average equity to average assets(8)	10.52%	9.46%	9.34%	8.36%	7.24%	9.49%	10.48%

(1)	Sovereign’s provision for credit losses in 2007 and 2008 was negatively impacted by the deterioration in the credit quality of its loan portfolios (particularly auto loans, commercial loans and its remaining correspondent home equity portfolios) which was impacted by the weakening of the U.S. economy as well as declines in residential real estate prices. Non-interest income for the nine-month period ended September 30, 2008 included an other-than-temporary impairment charge of $575 million on Sovereign’s FNMA and FHLMC preferred stock portfolio and a loss of $602 million on the sale of its entire portfolio of collateralized debt obligations. Non-interest income for 2007 includes a pretax other-than-temporary impairment charge of $180.5 million on FNMA and FHLMC preferred stock. Non-interest income also included charges of $46.9 million within capital markets revenue related to losses on repurchase agreements and other financing agreements that Sovereign provided to a number of mortgage companies who declared bankruptcy and/or defaulted on their agreements. In connection with a strategic decision made in the fourth quarter of 2006, management decided to take several steps to improve the profitability and capital position of Sovereign. Sovereign decided to sell certain loans including $2.9 billion of low yielding residential real estate and $4.3 billion of correspondent home equity loans whose credit quality had deteriorated significantly in 2006. The proceeds from these sales were utilized to reduce FHLB borrowings and brokered certificate of deposits. In 2006, Sovereign recorded charges of $296 million through the provision for credit losses related to the correspondent home equity loan sale and recorded a $28.2 million reduction in mortgage banking revenues as a result of re-classifying these loans to held for sale at December 31, 2006 and carrying the loans at their market value which was less than cost. In the first quarter of 2007, Sovereign recorded an additional charge of $119.9 million on its correspondent home equity loan portfolio. Also in the fourth quarter of 2006, several members of executive management resigned from Sovereign and approximately 360 employees were notified that their positions were being eliminated. In 2006, Sovereign recorded severance charges of $63.9 million related to these events which was recorded in other expenses. Finally, Sovereign sold approximately $1.5 billion of low yielding investment securities in connection with the restructuring plan. The proceeds from this sale were reinvested in higher yielding securities as they were needed for collateral on certain of Sovereign debt and deposit obligations. However, in 2006, Sovereign recorded a pre-tax loss of $43 million in connection with this sale which was recorded in non-interest income. Sovereign also recorded investment securities charges of $305.8 million during the second quarter of 2006 which was recorded in non-interest income. See Footnotes 6, 7 and 28 in Sovereign’s 2007 Form 10-K for further discussion.

(2)	2007 results include a $1.58 billion goodwill impairment charge related to Sovereign’s Metro New York and Shared Services Consumer reporting units. See Footnote 4 in Sovereign’s 2007 Form 10-K for further discussion.

(3)	Net income includes after-tax investment security impairment charges and losses of $966.8 million ($1.68 per share) for the nine-month period ended September 30, 2008, after-tax goodwill and investment security impairment charges, merger-related charges, restructuring charges, debt extinguishment charges or other charges of $1.9 billion ($3.92 per share) in 2007, $538 million ($1.24 per share) in 2006, $15 million ($0.04 per diluted share) in 2005, $98 million ($0.27 per diluted share) in 2004 and $19 million ($0.06 per diluted share) in 2003.

(4)	Book value per share is calculated using stockholders’ equity divided by common shares outstanding at end of such period.

(5)	Common dividend payout ratio is calculated by dividing total common dividends paid by net income for the period. The ratio for 2007 is not applicable due to the net loss recorded during this time period. The ratio for the nine months of 2008 is not applicable as no common dividends were paid, as well as, due to the net loss recorded during this period.

(6)	Return on average assets is calculated by dividing annualized net income by the average balance of total assets for the period.

(7)	Return on average equity is calculated by dividing annualized net income by the average balance of stockholders’ equity for the period.

(8)	Average equity to average assets is calculated by dividing the average balance of stockholders’ equity for the period by the average balance of total assets for the period.

COMPARATIVE PER SHARE FINANCIAL DATA

The following table sets forth for Santander ordinary shares and Sovereign common stock certain historical, pro forma and pro forma-equivalent per share financial information. The pro forma and pro forma-equivalent per share information gives effect to the transaction as if the transaction had been effective on the dates presented, in the case of the book value data, and as if the transaction had become effective on January 1, 2007, in the case of the basic earnings, diluted earnings and dividends data. The pro forma data in the tables assume that the transaction is accounted for using the purchase method of accounting and represents a current estimate based on available information of the combined company’s results of operations. The pro forma financial adjustments record the assets and liabilities of Sovereign at their estimated fair values at the acquisition date and are subject to adjustment as additional information becomes available and as additional analyses are performed. See “Accounting Treatment” on page 84. The information in the following table is based on, and should be read together with, the historical financial information that Santander and Sovereign have presented in their prior filings with the SEC. See “Where You Can Find More Information” on page 122.

The pro forma financial information has been prepared on the following basis:

•	Based upon the published unaudited interim results of Santander and Sovereign for the six months ended June 30, 2008 and the published audited financial statements of Santander and Sovereign for the year ended December 31, 2007, and prepared in accordance with U.S. GAAP, after giving effect to the offer;

•	The pro forma financial information assumes that the transaction had become effective on January 1, 2007; and

•	The pro forma financial information reflects appropriate adjustments based solely on publicly available information, including an adjustment to eliminate the equity method investee of Sovereign from Santander’s financial statements, as Sovereign is accounted for in those financial statements by the equity method.

	Year Ended	Six-Months Ended
	December 31, 2007	June 30, 2008
	(under U.S. GAAP)
	Millions of euros

Pro Forma Condensed Combined Income Statement
Interest income/(charges)	16,304	9,120
Gross operating income	28,642	15,939
Profit/(loss) from operations	10,559	6,282
Profit/(loss) before tax	10,343	6,241
Profit for the period from continuing operations	8,007	5,132
Consolidated profit for the period	8,847	5,102
Profit attributable to minority interests	576	262
Profit for the period attributable to the parent	8,272	4,840
Adjustments to U.S. GAAP	(1,763)	153
Profit for the period attributable to the parent (U.S. GAAP)	6,508	4,992

The unaudited pro forma condensed combined income statement information reflects the combination of Santander and Sovereign’s income statements. Since Santander had recognized a portion of Sovereign’s results due to its investment in Sovereign of approximately 25% of Sovereign’s common stock, the equity pickup of Sovereign has been eliminated in order to avoid duplication. A portion of the equity pickup related to Sovereign is recorded in “gross operating income”, while a portion is recognized in the “impairment losses on other assets, net” line item, included in the “profit/loss before tax” subtotal. Therefore, “gross operating income” has been adjusted to eliminate the profit related to the equity method pickup amounting to 43.4 million euros as of December 31, 2007 and 37.8 million euros as of June 30, 2008; and “profit/loss before tax” contains an adjustment to reverse the portion of the impairment losses booked by Santander of

262.6 million euros as of December 31, 2007, which relates to the charge recognized by Sovereign in connection with their goodwill impairment.

There are no additional adjustments to those mentioned above that, due to the transaction, have been estimated as significant in the unaudited pro forma condensed combined income statement.

The transaction is anticipated to provide the combined company with financial benefits that include a wider geographical diversification, transfer of retail banking best practices and know how, improved efficiency and improved solvency and capital adequacy ratios, which will benefit rating and cost of debt of Sovereign and allow Santander to grow into a new retail market. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible efficiency improvements and possible improvement in cost of debt of Sovereign, among other factors, that may result as a consequence of the transaction and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods. The Comparative Per Share Financial Data Table for the year ended December 31, 2007 combines the historical income per share data of Santander and its subsidiaries and Sovereign and its subsidiaries giving effect to the transaction as if the transaction had become effective on January 1, 2007, using the purchase method of accounting. Upon completion of the transaction, the operating results of Sovereign will be reflected in the consolidated financial statements of Santander on a prospective basis.

	Year Ended	Year Ended	Six-Months Ended	Six-Months Ended
	December 31, 2007	December 31, 2007	June 30, 2008	June 30, 2008
	(Under EU-IFRS*)	(Under U.S. GAAP)	(Under EU-IFRS*)	(Under U.S. GAAP)

Santander — Historical
Historical per Santander share(1):
Basic earnings(2)	€1.43	€1.15	€0.71	€0.73
Diluted earnings(2)	€1.41	€1.14	€0.71	€0.73
Dividends per Santander share (in U.S. dollars)(3)	$0.96	$0.96	$0.21	$0.21
Book value(4)	€0.50	€0.50	€0.50	€0.50
Pro Forma Combined
Pro forma per combined company share:
Basic earnings(5)(6)	N/A	€0.95	N/A	€0.69
Diluted earnings(5)(6)	N/A	€0.94	N/A	€0.69
Dividends per share (in U.S. dollars)(6)(7)	N/A	$0.91	N/A	$0.19
Book value(4)(6)	N/A	€1.16	N/A	€1.19
Sovereign — Historical
Historical per share of Sovereign common stock (in U.S. dollars):
Basic earnings/(losses)	N/A	$(2.85)	N/A	$0.42
Diluted earnings/(losses)	N/A	$(2.85)	N/A	$0.42
Cash dividends declared	N/A	$0.32	N/A	$—
Book value(4)	N/A	$14.12	N/A	$12.13

	Year Ended	Year Ended	Six-Months Ended	Six-Months Ended
	December 31, 2007	December 31, 2007	June 30, 2008	June 30, 2008
	(Under EU-IFRS*)	(Under U.S. GAAP)	(Under EU-IFRS*)	(Under U.S. GAAP)

Pro Forma Sovereign Equivalents(8)
Pro forma per share of Sovereign common stock share:
Basic earnings(5)(6)(7)	N/A	$0.42	N/A	$0.34
Diluted earnings(5)(6)(7)	N/A	$0.42	N/A	$0.34
Dividends per share (in U.S. dollars)	N/A	$0.29	N/A	$0.06
Book value(4)(6)(7)	N/A	$0.51	N/A	$0.59

*	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(1)	A Santander share refers to one Santander ordinary share or one Santander ADS, which represents the right to receive one Santander ordinary share.

(2)	In the case of the information under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 provided above, the terms “Basic Earnings” and “Diluted Earnings” refer to income from continuing operations attributed to the group.

(3)	Dividends per Santander share are translated into U.S. dollars at an average exchange rate for each period, calculated based on the average of the noon buying rates for the euro from the Federal Reserve Bank of New York on the last date of each month during the relevant period.

(4)	At the end of the reported period.

(5)	In the case of the information provided above, the terms “Basic Earnings” and “Diluted Earnings” refer to income from continuing operations of the combined company.

(6)	Calculated on the basis of the pro forma weighted average number of shares outstanding over the period.

(7)	Translated into U.S. dollars at an average exchange rate for each period, calculated based on the average of the noon buying rates for the euro from the Federal Reserve Bank of New York on the last date of each month during the relevant period ($1.3797=€1.00 as of December 31, 2007 and $1.54515=€1.00 as of June 30, 2008).

(8)	Sovereign equivalent pro forma combined share amounts are calculated by multiplying the pro forma combined per share amounts by the exchange ratio of 0.3206.

COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION

Share and Dividend Information

Santander

Santander ordinary shares are listed on the Spanish Stock Exchanges and quoted on the Automated Quotation System under the ticker symbol “SAN.” They also are listed on the Buenos Aires, Lisbon, London, Milan and Mexico stock exchanges. Santander ADSs are listed on the New York Stock Exchange under the ticker symbol “STD.” Each Santander ADS represents the right to receive one Santander ordinary share held by a depositary under the terms and conditions of the deposit agreement.

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of Santander ordinary shares on the Spanish Stock Exchanges and the price of Santander ADSs on the New York Stock Exchange. Cash dividends are paid by Santander in euros, and exchange rate fluctuations between the euro and the U.S. dollar will affect the U.S. dollar amounts received by holders of Santander ADSs.

The following table shows, for the periods indicated, the high and low closing prices per Santander ordinary share and Santander ADS. Santander ordinary share prices are as reported on the Automated Quotation System and Santander ADS prices are as reported on the New York Stock Exchange.

	Santander
	Ordinary Shares		ADSs
	High	Low	High	Low
	(Euros)		(U.S. dollars)

Fiscal year ended December 31, 2008
First Quarter	14.59	11.17	21.54	16.52
Second Quarter	14.22	11.67	22.24	18.19
Third Quarter	12.48	9.95	19.25	13.91
Fourth Quarter (through December 18, 2008)	11.69	5.11	16.44	6.06
Last six months
June	13.09	11.67	20.39	18.19
July	12.48	10.96	19.25	17.22
August	12.46	11.27	19.25	16.56
September	11.91	9.95	17.26	13.91
October	11.69	6.70	16.44	8.53
November	8.65	5.11	11.32	6.06
December (through December 18, 2008)	6.83	6.00	9.73	7.48

The following table sets forth the interim, final and total dividends per Santander ordinary share paid by Santander with respect to the fiscal years ended December 31, 2006 and December 31, 2007, adjusted to reflect all stock splits. Santander has historically paid annual dividends to its shareholders. Interim dividends are normally declared and paid by the Santander board of directors on account of earnings and the total dividend is proposed by the Santander board of directors for approval at the annual shareholders’ meeting following the end of the year to which it relates. The fourth interim dividend is normally announced and paid before the annual financial statements are approved by the shareholders at the annual shareholders’ meeting and, if the proposal to be submitted to the general shareholders meeting regarding the total dividend for the fiscal year is approved, is also the final dividend.

	Per Santander Share (euros)
				Fourth
	First	Second	Third	Interim/
Year	Interim	Interim	Interim	Final	Total

2006	0.106904	0.106904	0.106904	0.199913	0.520625
2007	0.12294	0.12294	0.12294	0.281961	0.650781
2008 (through second interim dividend)	0.135234	0.135234

As of December 18, 2008, the most recent date for which it was practicable to obtain this information, there were approximately 1,083,053 registered holders of Santander ordinary shares.

As of December 18, 2008, the most recent date for which it was practicable to obtain this information, there were approximately 1,919 registered holders of Santander ADSs and approximately 182,796 beneficial owners of Santander ADSs.

Sovereign

Sovereign common stock is listed on the New York Stock Exchange under the symbol “SOV.” The following table shows, for the periods indicated, the high and low closing sales prices per share of Sovereign common stock. Sovereign common stock prices are as reported on the New York Stock Exchange.

	Sovereign Common Stock
	High	Low
	(U.S. dollars)

Fiscal Year ended December 31, 2008
First Quarter	13.26	9.07
Second Quarter	10.10	6.48
Third Quarter	10.72	2.20
Fourth Quarter (through December 18, 2008)	5.84	1.63
Last six months
June	9.54	7.19
July	10.00	5.64
August	10.72	7.76
September	10.23	2.20
October	6.50	2.02
November	3.06	1.63
December (through December 18, 2008)	3.06	2.11

The following table sets forth the dividends per share of Sovereign common stock by quarter for the years ended December 31, 2006 and December 31, 2007.

	Per Share of Sovereign Common Stock (U.S. Dollars)
	First	Second	Third	Fourth
Year	Quarter	Quarter	Quarter	Quarter	Total

2006	0.060	0.080	0.080	0.080	0.30
2007	0.080	0.080	0.080	0.080	0.32
2008 (through third quarter)	0	0	0

As of December 18, 2008, the most recent date for which it was practicable to obtain this information, there were approximately 22,036 shareholders of record of Sovereign common stock.

Market Information

The following table represents the closing sales prices of Santander ordinary shares (in euros and translated into U.S. dollars), Santander ADSs and Sovereign common stock on October 10, 2008, the last trading day before the public announcement of the proposed transaction, on October 13, 2008, the day of the public announcement of the proposed transaction and on December 18, 2008, the last practicable date prior to the date of this document. The table also presents the equivalent value of the transaction consideration per share of Sovereign common stock on those dates, calculated by multiplying the closing price of Santander ordinary shares and Santander ADSs on those dates by the exchange ratio of 0.3206, representing the number of Santander ordinary shares or Santander ADSs that Sovereign shareholders would receive in the transaction for each share of Sovereign common stock.

						Equivalent per Share Value of Sovereign
						Common Stock Exchanged for:
	Santander Ordinary Shares					Santander
		Exchange		Santander		Ordinary	Santander
Date	(Euros)	Rate ($/ €)	(U.S. Dollars)	ADSs	Sovereign	Shares	ADSs

October 10, 2008	€9.07	1.3471	$12.2181	$13.03	$3.81	$3.9171	$4.1774
October 13, 2008	€10.19	1.3471	$13.7269	$14.50	$3.68	$4.4008	$4.6487
December 18, 2008	€6.73	1.4302	$9.6252	$9.32	$2.84	$3.0859	$2.99

You are urged to obtain current market quotations prior to making any decision with respect to this transaction.  The market price of Santander ordinary shares, Santander ADSs and Sovereign common stock will fluctuate between the date of this document and the completion of the transaction. No assurance can be given concerning the market price of Santander ordinary shares, Santander ADSs or Sovereign common stock before or after the effective date of the transaction.

Following this transaction, Santander ADSs will continue to be traded on the New York Stock Exchange under the ticker symbol “STD” and Santander ordinary shares will continue to be traded on the Automated Quotation System under the ticker symbol “SAN.”

EXCHANGE RATES

The following tables show, for the periods indicated, information concerning the exchange rate between the U.S. dollar and the euro. This information is provided solely for your information and Santander and Sovereign do not represent that euros could be converted into U.S. dollars at these rates or at any other rate. These rates are not the rates used by Santander in the preparation of its consolidated financial statements incorporated by reference into this document.

The data provided in the following table are expressed in U.S. dollars per euro and are based on the noon buying rate. The term “noon buying rate” refers to the rate of exchange for the euro, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes.

On October 10, 2008, the last trading day before the public disclosure of the transaction, the exchange rate between the U.S. dollar and the euro expressed in U.S. dollars per euro was $1.35= €1.00. On October 13, 2008, the day of the public disclosure of the transaction, the exchange rate between the U.S. dollar and the euro expressed in U.S. dollars per euro was $1.36= €1.00. On December 18, 2008, the most recent practicable day prior to the date of this document, the exchange rate was $1.4302 = €1.00.

	Period End	Average Rate
Annual Data (Year Ended December 31,)	($)	($)(1)

2003	1.2597	1.1411
2004	1.3538	1.2478
2005	1.1842	1.2449
2006	1.3197	1.2661
2007	1.4603	1.3797

	Period End	Average Rate
Interim Data (Nine Months Ended September 30,)	($)	($)(1)

2008	1.4081	1.5228

(1)	The average rates for the interim and annual periods were calculated by taking the simple average of the noon buying rates for the euro on the last day of each month during the relevant period.

	High	Low
Recent Monthly Data	($)	($)

June 2008	1.5749	1.5368
July 2008	1.5923	1.5559
August 2008	1.5569	1.4660
September 2008	1.4737	1.3939
October 2008	1.4058	1.2446
November 2008	1.3039	1.2525
December 2008 (through December 18, 2008)	1.4358	1.2634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains or incorporates by reference a number of forward-looking statements, including statements about the financial conditions, results of operations, earnings outlook and prospects of Santander, Sovereign and the combined company and may include statements for the period following the completion of the transaction. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

The forward-looking statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are factors relating to satisfaction of the conditions in the transaction agreement, Santander’s ability to successfully combine the businesses of Santander and Sovereign and to realize expected synergies from the combination, and changes in global, political, economic, business, competitive, market and regulatory forces, as well as those factors set forth below under “Risk Factors” and those discussed and identified in public filings made with the SEC by Santander or Sovereign.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this document or the date of any document incorporated by reference in this document.

All subsequent written and oral forward-looking statements concerning the transaction or other matters addressed in this document and attributable to Santander or Sovereign or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this document. Except to the extent required by applicable law or regulation, Santander and Sovereign undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this document, including the matters under the caption “Cautionary Statement Regarding Forward-Looking Statements” and the matters discussed under the caption “Risk Factors” included in the Annual Report on Form 20-F, as amended, filed by Santander for the year ended December 31, 2007 and in the Annual Report on Form 10-K filed by Sovereign for the year ended December 31, 2007 in both cases as updated by subsequently furnished or filed Forms 6-K, 8-K, 20-F, 10-Q and 10-K, as applicable, you should carefully consider the following factors in deciding whether to vote for the approval and adoption of the transaction agreement.

Risks Relating to Santander’s Operations

Risks Relating to the Current Financial Crisis

Santander is vulnerable to the current disruptions and volatility in the global financial markets as well as to government action intended to alleviate the effects of the current financial crisis.

Since August 2007, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency on interbank lending rates. In September 2008, global financial markets deteriorated sharply following the bankruptcy filing by Lehman Brothers Holdings Inc. In the days that followed, it became apparent that a number of other major financial institutions, including some of the largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, were experiencing significant difficulties.

In recent weeks, there have been runs on deposits at several financial institutions and numerous institutions have sought additional capital. Central banks around the world have coordinated efforts to increase liquidity in the financial markets by taking measures such as increasing the amounts they lend directly to financial institutions, lowering interest rates and significantly increasing temporary reciprocal currency arrangements (or “swap lines”).

In an attempt to prevent the failure of the financial system, the United States and European governments have intervened on an unprecedented scale. In the United States, the federal government has taken non-voting equity stakes in several financial institutions (excluding Sovereign), in the form of non-voting equity stakes, has announced a program to guarantee the short-term and certain medium-term debt of financial institutions, has increased consumer deposit guarantees, and has brokered the acquisitions of certain struggling financial institutions, among other measures. In the United Kingdom, the government has effectively nationalized some of the country’s largest banks, has announced a preferred equity program open to all financial institutions and has announced a program to guarantee short-term and certain medium-term debt of financial institutions, among other measures. In Spain, the government has increased consumer deposit guarantees, has announced a program to guarantee the debt of certain financial institutions, has proposed a program of direct lending to certain financial institutions against collateral and has announced plans to purchase assets from financial institutions. There is no assurance that these measures will successfully alleviate the current financial crisis. In addition, some of these measures could lead to increased government ownership and control over financial institutions and further consolidation in the financial industry, all of which could adversely affect Santander’s business, financial condition and results of operations. Furthermore, any material government equity investment in Santander could have a significant dilutive effect on the value of Santander ordinary shares.

Despite the extent of the aforementioned intervention, global investor confidence remains low and credit remains relatively scarce. In addition, the world’s largest developed economies, including the United States and United Kingdom, are widely considered to be in the midst of, or about to enter, economic recessions. Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on Santander’s ability to access capital and liquidity on financial terms acceptable to it, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, Santander may be forced to raise the rates it pays on deposits to attract more customers. Any such increase in capital markets funding costs or deposit rates would entail a repricing of loans, which would result in a reduction of volumes, and may also have an adverse effect on Santander’s interest margins. An economic downturn, especially in Spain, the United Kingdom, the United States and certain Latin American countries, could also result in a general reduction in business activity and a consequent loss of income for Santander.

The financial problems faced by Santander’s customers could adversely affect Santander.

Market turmoil and economic recession, especially in Spain, the United Kingdom, the United States and certain Latin American countries, could materially adversely affect the liquidity, businesses and/or financial conditions of Santander’s borrowers, which could in turn further increase Santander’s non-performing loan ratios, impair Santander’s loan and other financial assets and result in decreased demand for borrowings in general. In a context of continued market turmoil, economic recession and increasing unemployment coupled with declining consumer spending, the value of assets collateralizing Santander’s secured loans, including homes and other real estate, could decline significantly, which could result in impairment of the value of Santander’s loan assets. Moreover, in the quarter ended September 30, 2008, Santander already began to experience an increase in its non-performing ratios, a deterioration in asset quality and a slowdown in business volumes. In addition, Santander’s customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect its fee and commission income. Any of the conditions described above could have a material adverse effect on Santander’s business, financial condition and results of operations.

Santander is exposed to the risk of counterparty default.

Santander routinely transacts with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Defaults by, and even rumors or questions about the solvency of, certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. These liquidity concerns have had, and may continue to have, a chilling effect on inter-institutional financial transactions in general. Many of the routine transactions Santander enters into expose Santander to significant credit risk in the event of default by one of Santander’s significant counterparties. Despite the risk control measures Santander has in place, a default by a significant financial counterparty, or liquidity problems in the financial services industry in general, could have a material adverse effect on Santander’s business, financial condition and results of operations.

Increased regulation of the financial services industry could increase Santander’s costs and result in lower profits.

As a result of the current financial crisis and ensuing government intervention, it is widely anticipated that there will be a substantial increase in government regulation of the financial services industry, including the imposition of higher capital requirements, heightened disclosure standards and restrictions on certain types of transaction structures. In addition, novel proposals for new regulatory initiatives, such as mandating the renegotiation of residential mortgages for defaulting borrowers in the United States, abound in the current environment. If enacted, new regulations could require Santander to inject further capital into Santander’s business as well as in businesses Santander acquires, restrict the type or volume of transactions Santander enters into, or set limits on or require the modification of rates or fees that Santander charges on certain loan or other products, any of which could lower the return on Santander’s investments, assets and equity. Santander may also face increased compliance costs and limitations on its ability to pursue certain business opportunities.

Santander’s exposure to Spanish and U.K. real estate markets makes it more vulnerable to adverse developments in these markets.

As mortgage loans are one of Santander principal assets, comprising 51% of its loan portfolio as of September 30, 2008, Santander is currently highly exposed to developments in real estate markets, especially in Spain and the United Kingdom. In addition, Santander currently has exposure to certain real estate developers in Spain. From 2002 to 2007, demand for housing and mortgage financing in Spain increased significantly driven by, among other things, economic growth, declining unemployment rates, demographic and social trends, the desirability of Spain as a vacation destination and historically low interest rates in the Eurozone. The United Kingdom experienced a similar increase in housing and mortgage demand, driven by, among other things, economic growth, declining unemployment rates, demographic trends and the increasing prominence of London as an international financial center. During late 2007, the housing market began to adjust in Spain and the United Kingdom as a result of excess supply (particularly in Spain) and higher interest rates. In 2008, as economic growth came to a halt in Spain and the economy began to contract in the United Kingdom, retail interest rates continued to increase, housing oversupply persisted, unemployment continued to increase and demand continued to decrease in both countries, home prices have begun declining while mortgage delinquencies have increased. As a result, Santander’s non-performing loan ratio increased from 0.86% at December 31, 2006 to 1.06% at December 31, 2007 to 1.78% at September 30, 2008. These trends, especially higher interest and unemployment rates coupled with declining real estate prices, could have a significant adverse impact on Santander’s mortgage payment delinquency rates, which in turn could have a material adverse effect on Santander’s business, financial condition and results of operations.

Risks Relating to Santander’s Recent Acquisitions

Santander may incur unanticipated losses related to its recent acquisitions.

Santander has recently acquired or has agreed to acquire certain financial institutions, including Alliance & Leicester plc. Santander has also recently acquired the retail deposits, branch network and related employees of Bradford & Bingley plc. Santander’s assessment of these acquisitions, especially Alliance and Leicester and Bradford & Bingley plc, is based on limited and potentially inexact information and on assumptions with respect to operations, profitability, asset quality and other matters that may prove to be incorrect. The aforementioned financial institutions have been adversely affected by the current financial crisis and in some cases, principally Alliance & Leicester, have material portfolios of securities that have suffered losses and could decline meaningfully in value. There can be no assurances that these institutions will not incur substantial further losses or that Santander will not be exposed to currently unknown liabilities resulting from these acquisitions. Any such losses or liabilities could have a material adverse effect on Santander’s business, financial condition and results of operations.

Santander may fail to realize the anticipated benefits of its recent acquisitions.

The success of Santander’s recent acquisitions will depend, in part, on Santander’s ability to realize the anticipated benefits from combining Santander’s business with the businesses of Alliance & Leicester plc and Bradford & Bingley plc. It is possible that the integration process could take longer or be more costly than anticipated or could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of each company to maintain relationships with clients, customers or employees. In addition, these businesses are currently run by management and employees who have not previously been exposed to Santander’s business culture or philosophy. Santander’s efforts to integrate these companies are also likely to divert management attention and resources. If Santander takes longer than anticipated or is not able to integrate the aforementioned businesses, the anticipated benefits of Santander’s recent acquisitions may not be realized fully or at all, or may take longer to realize than expected.

Risks Relating to Santander’s Credit Rating

Any reduction in Santander’s credit rating could increase its cost of funding and adversely affect its interest margins.

Credit ratings affect the cost and other terms upon which Santander is able to obtain funding. Rating agencies regularly evaluate Santander and their ratings of Santander’s long-term debt are based on a number of factors, including Santander’s financial strength as well as conditions affecting the financial services industry generally. While Santander’s long-term debt is currently rated investment grade by the major rating agencies, following Santander’s announcement of the transaction described herein, Fitch Ratings Ltd. lowered Santander’s outlook to negative until all the necessary approvals relating to this acquisition have been received and they can better assess the scope of the risks of integration. In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the rating agencies will maintain Santander’s current ratings or outlooks. Santander’s failure to maintain those ratings and outlooks could increase the cost of Santander’s funding and adversely affect Santander’s interest margins.

Risks Relating to the Transaction

Because the Market Price of Santander Shares Will Fluctuate, Sovereign Common Shareholders Cannot Be Sure of the Value of the Consideration They Will Receive.

As a result of the transaction, Santander shall automatically become the holder and owner of 100% of the outstanding shares of Sovereign Virginia common stock and each share of Sovereign Virginia common stock shall be exchanged for the right to receive consideration consisting of 0.3206 Santander ADSs. The value of Santander shares may vary significantly from the closing price of Santander shares on the date the transaction was announced, on the date that this document was mailed to Sovereign common shareholders and on the date of the special meeting of Sovereign shareholders. Any change in the market price of Santander shares, prior to completion of the transaction will affect the market value of the consideration that Sovereign common shareholders will receive upon completion of the transaction. Unless Sovereign common shareholders elect to receive Santander ordinary shares in exchange for their Sovereign common shares, which would be exchanged at the same ratio as Santander ADSs (and Santander does not invalidate this election), any change in the U.S. dollar/euro exchange rate prior to completion of the transaction will affect the market value of the consideration that Sovereign common shareholders will receive upon completion of the transaction. There will be no adjustment to the exchange ratio for changes in the market price of Santander shares or Sovereign common stock. Neither company is permitted to terminate the transaction agreement or resolicit the vote of either company’s shareholders solely because of changes in the market prices of either company’s stock. The market value of Santander shares to be received in the transaction, and the U.S. dollar/euro exchange rate will also continue to fluctuate following completion of the transaction. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Santander’s and Sovereign’s respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond their control. You should obtain current market quotations for shares of Santander ordinary shares (and the U.S. dollar/euro exchange rate) and Santander ADSs and for shares of Sovereign common stock.

You Will Need to Consider the U.S. Federal Income Tax Consequences of the Transaction and of Holding Santander ADSs.

The transaction will be a taxable event to U.S. holders (as defined in the discussion under the heading “Material U.S. Federal Income Tax Considerations”) of Sovereign common stock. In general, a U.S. holder whose shares of Sovereign common stock are exchanged for Santander ADSs in the transaction will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the fair market value of the Santander ADSs (including the fair market value of the fractional Santander ADSs) on the date of the exchange received with respect to such Sovereign common stock and the U.S. holder’s adjusted tax basis in such Sovereign common stock.

A U.S. holder will have a tax basis in the Santander ADSs received equal to their fair market value on the date of the exchange, and the U.S. holder’s holding period with respect to such Santander ADSs will begin on the day after the date of the exchange. It is expected that distributions generally will be reported to U.S. holders as dividends and will be in an amount equal to the U.S. dollar value of the euros received. Gain or loss realized by a U.S. holder on the sale or exchange of Santander ADSs will generally be subject to U.S. federal income tax as capital gain or loss.

The tax consequences of the transaction are discussed in more detail below under “Material U.S. Federal Income Tax Considerations of the Transaction.”

You Will Need to Consider the Spanish Tax Consequences of Holding Santander Shares.

If you receive Santander shares as a result of the transaction, you will be subject to certain Spanish tax consequences related to holding such Santander shares, including the treatment of dividends paid with respect to such Santander shares and of the proceeds of a sale or disposition of such Santander shares. In particular, on any dividend payment date, U.S. residents will be subject to a Spanish withholding tax of 18% on any dividends paid by Santander; however, the Spanish withholding tax rate may be reduced to 15% on the conditions and pursuant to the tax treaty between the United States and the Kingdom of Spain and according to the procedure set forth by Spanish legislation.

The Spanish tax consequences of the acquisition, ownership and disposition of Santander shares by U.S. residents are discussed in more detail below under “Spanish Tax Considerations.”

The Market Price of Santander Shares After the Transaction May Be Affected by Factors Different from Those Affecting the Shares of Santander or Sovereign at This Time.

The businesses of Santander and Sovereign differ in some respects, and, accordingly, the results of operations of the combined company following consummation of the transaction and the market price of Santander shares following the transaction may be affected by factors different from those currently affecting the independent results of operations of each of Santander or Sovereign. For a discussion of the businesses of Santander and Sovereign and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this document and referred to under “Where You Can Find More Information” on page 122.

Shareholders in the United States May Decide to Sell Sovereign Common Stock and Santander Shares, Which Could Cause a Decline in Their Market Prices.

Some U.S. holders of Sovereign common stock may be disinclined to own shares of a company that has its primary listing outside the United States. This could result in the sale of shares of Sovereign common stock prior to the completion of the transaction or the sale of Santander shares received in the transaction. In addition, the market price of Sovereign common stock, Santander ordinary shares and Santander ADSs may be adversely affected by arbitrage activities occurring prior to the completion of the transaction. These sales, or the prospects of such sales in the future, could adversely affect the market price for, and the ability to sell in the market, shares of Sovereign common stock before the transaction is completed and Santander shares before and after the transaction is completed.

Santander Is a Foreign Private Issuer Under the Rules and Regulations of the SEC and, Thus, Is Exempt from a Number of Rules Under the Exchange Act and Is Permitted To File Less Information with the SEC Than a Company Incorporated in the United States.

As a foreign private issuer under the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, Santander is exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, Santander is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies with securities registered under the Exchange Act; it is not required to file financial statements prepared in accordance with U.S. GAAP (although it is required to reconcile its financial statements to U.S. GAAP); and it is not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, Santander’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Santander ordinary shares. Accordingly, after the transaction, if you continue to hold Santander shares, you may receive less information about the combined company than you currently receive about Sovereign, and be afforded less protection under the U.S. federal securities laws than you are currently afforded. If the combined company loses its status as a foreign private issuer at some future time, it will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if it were a company incorporated in the United States. The costs incurred in fulfilling these additional regulatory requirements could be substantial.

The Combined Company May Fail to Realize All of the Anticipated Benefits of the Transaction.

The success of the transaction will depend, in part, on Santander’s ability to realize the anticipated benefits from combining the businesses of Santander and Sovereign. However, to realize these anticipated benefits, Santander and Sovereign must successfully combine their businesses, which are currently principally conducted in different countries by management and employees coming from different cultural backgrounds. If Santander and Sovereign take longer to, or are not able to achieve these objectives, the anticipated benefits of the transaction may not be realized fully or at all or may take longer to realize than expected.

Santander and Sovereign have operated and, until the completion of the transaction, will continue to operate, independently. It is possible that the integration process could take longer or be more costly than anticipated or could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of Santander and Sovereign to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the transaction. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Sovereign and Santander during the transition period and on the combined company following completion of the transaction.

The Fairness Opinion Obtained by Sovereign from Its Financial Advisor Will Not Be Updated to Reflect Changes in Circumstances Between the Signing of the Transaction Agreement and the Consummation of the Transaction.

Sovereign has not obtained an updated opinion as of the date of this document from Barclays, Sovereign’s financial advisor. Changes in the operations and prospects of Santander or Sovereign, general market and economic conditions and other factors which may be beyond the control of Santander and Sovereign, and on which the fairness opinion was based, may alter the value of Santander or Sovereign or the prices of Santander shares or Sovereign common stock by the time the transaction is completed. The opinion does not speak as of the time the transaction will be completed or as of any date other than the date of such opinion and Sovereign currently does not anticipate asking its financial advisor to update the opinion. For a description of the opinion that Sovereign received from its financial advisor, please refer to “The Transaction — Opinion of Barclays, Financial Advisor to Sovereign.” For a description of the other factors considered by the Sovereign board of directors in determining to approve the transaction, please refer to “The Transaction — Sovereign’s Reasons for the Transaction; Recommendation of the Sovereign Board of Directors.”

The Transaction Agreement Limits Sovereign’s Ability to Pursue Alternatives to the Transaction.

The transaction agreement contains non-solicitation provisions that, subject to limited exceptions, limit Sovereign’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of Sovereign. Further, there are only limited exceptions to Sovereign’s agreement that the Sovereign board of directors will not withdraw or modify in a manner adverse to Santander its recommendation to Sovereign shareholders that they vote in favor of the transaction, or recommend any other proposal. Sovereign’s board of directors may, in some situations, following receipt of a competing proposal, make an adverse recommendation change, but only after notifying Santander of its intention to do so and, in the case of an adverse recommendation change proposed to be made in response to the receipt of a competing proposal, if Santander does not propose modifications to the transaction agreement or otherwise provide information to Sovereign that in the aggregate result in the transactions contemplated thereunder being at least as favorable to the shareholders of Sovereign (other than Santander) as such competing proposal. Also, in some situations where a competing proposal has been made known to Sovereign or its shareholders and the transaction agreement is subsequently terminated for a variety of reasons (including, among other reasons, Sovereign’s board of directors has changed its recommendation), Sovereign will be required to pay the termination fee to Santander. See “The Transaction Agreement — No Solicitation of Alternative Transactions” and “The

Transaction Agreement — Termination of the Transaction Agreement.” Santander required Sovereign to agree to these provisions as a condition to Santander’s willingness to enter into the transaction agreement. However, these provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Sovereign from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share market price than that proposed in the transaction, or it might result in a potential competing acquiror proposing to pay a lower per share price to acquire Sovereign than it might otherwise have proposed to pay.

Sovereign Executive Officers and Directors Have Financial Interests in the Transaction That Are Different from, or in Addition to, Your Interests.

Executive officers of Santander and Sovereign negotiated the terms of the transaction agreement, and the Sovereign board of directors approved, and recommended that Sovereign shareholders vote to approve and adopt, the transaction agreement. In considering these facts and the other information contained in this document, you should be aware that Sovereign’s executive officers and directors have financial interests in the transaction that are different from, or in addition to, the interests of Sovereign’s shareholders. Please see “The Transaction — Interests of Sovereign’s Executive Officers and Directors in the Transaction” for information about these financial interests.

The Transaction Is Subject to the Receipt of Consents and Approvals from Government Entities That May Impose Conditions that Could Have an Adverse Effect on Santander.

Before the transaction may be completed, various approvals or consents must be obtained from the Federal Reserve Board, FINRA, the Bank of Spain, and various regulatory authorities in the United States and Spain. These governmental entities may impose conditions on the completion of the transaction or require changes to the terms of the transaction. While Santander and Sovereign do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the transaction or imposing additional costs on or limiting the revenues of Santander following the transaction, any of which might have a material adverse effect on Santander following the transaction. The Federal Reserve Board approved the transaction on December 10, 2008. Other regulatory approvals or clearances that must be obtained include approvals or clearances from the Bank of Spain and certain securities authorities in the United States. Santander is not obligated to complete the transaction if the regulatory approvals or clearances received in connection with the completion of the transaction include any conditions or restrictions that would reasonably be expected to have a material adverse effect on Sovereign or Santander, measured on a scale relative to Sovereign, but Santander could choose to proceed with the transaction.

Any Delay in Completing the Transaction May Significantly Reduce the Benefits Expected to be Obtained from the Transaction.

In addition to the required consents and approvals from government entities, the transaction is subject to a number of other conditions beyond the control of Santander and Sovereign that may prevent, delay or otherwise materially adversely affect its completion. See “The Transaction Agreement — Conditions to Complete the Transaction.” Santander and Sovereign cannot predict whether and when these other conditions will be satisfied. Any delay in completing the transaction may significantly reduce the anticipated benefits that Santander and Sovereign expect to achieve if they successfully complete the transaction within the expected time frame and integrate their respective businesses.

THE SPECIAL MEETING OF SOVEREIGN SHAREHOLDERS

General

This document is being furnished to Sovereign common shareholders in connection with the solicitation of proxies by the Sovereign board of directors to be used at the special meeting of shareholders to be held on January 28, 2009 at 10:00 a.m. (New York City time) at Steiner Studios, 15 Washington Avenue, Brooklyn Navy Yard, Brooklyn, NY, 11205, and at any adjournment of that meeting. This document and the enclosed form of proxy are being sent to Sovereign common shareholders on or about December 22, 2008. This document is also being furnished to holders of shares of Series C preferred stock of Sovereign, who do not have a vote on the transaction, but who may exercise dissenters’ rights under Pennsylvania law.

Purpose of the Special Meeting

The special meeting is being held so that Sovereign common shareholders may (i) consider and vote upon a proposal to adopt the transaction agreement, (ii) if necessary, vote upon an adjournment of the special meeting to solicit additional proxies and (iii) to transact any other business that properly comes before the special meeting or any adjournment of the special meeting. The vote to approve the transaction agreement will include approval of the reincorporation merger of Sovereign Bancorp, Inc. into Sovereign Virginia pursuant to those provisions of the transaction agreement that constitute the plan of merger with respect to the reincorporation merger.

Record Date and Voting

The Sovereign board of directors has fixed the close of business on December 19, 2008, as the record date for determining the holders of shares of Sovereign common stock entitled to receive notice of and to vote at the special meeting. Only holders of record of shares of Sovereign common stock at the close of business on that date will be entitled to vote at the special meeting and at any adjournment of that meeting. As of December 18, 2008, the most recent date for which it was practicable to obtain this information, there were approximately 22,036 Shareholders of record of Sovereign common stock.

Each holder of shares of Sovereign common stock outstanding on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the special meeting and at any adjournment of that special meeting.

In accordance with Sovereign’s amended bylaws, shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast must be present in person or by proxy in order to hold the special meeting and conduct business. This is called a quorum. Shares of Sovereign common stock are counted as present at the special meeting if the holder of such shares (i) is present and votes in person at the special meeting or (ii) has properly submitted a proxy card by mail, telephone or Internet. Abstentions and broker “non-votes” will be counted as present for purposes of determining a quorum.

If you are a common shareholder of record as of the record date, you can give a proxy to be voted at the special meeting in any of the following ways:

•	over the telephone or electronically, using the Internet, by following the instructions on the proxy card; or

•	by completing, signing and mailing the proxy card.

The telephone and Internet voting procedures have been set up for your convenience. We encourage you to save corporate expense by submitting your vote by telephone or on the Internet. The procedures have been designed to authenticate your identity, to allow you to give voting instructions, and to confirm that those instructions have been recorded properly. If you are a shareholder of record and you would like to submit your proxy by telephone or on the Internet, please refer to the specific instructions provided on the proxy card. If you wish to submit your proxy by mail, please return your signed proxy card to us before the special meeting.

If you hold your shares in “street name,” you must direct your broker, bank or other nominee to vote your shares in the manner prescribed by your broker or other nominee. Your broker, bank or other nominee has enclosed or otherwise provided a voting instruction card for you to use in directing the broker or nominee how to vote your shares, and telephone and Internet voting is also encouraged for shareholders who hold their shares in street name.

Vote Required

Approval of the transaction agreement requires the affirmative vote of a majority of the votes cast. Shares as to which the “abstain” box is selected on a proxy card will be counted as present for purposes of determining whether a quorum is present.

Accordingly, assuming the presence of a quorum, the failure to submit a proxy card or vote in person at the special meeting, abstentions from voting, and broker “non-votes” will not have an effect on the proposal to approve and adopt the transaction agreement.

As of the record date, Sovereign directors and executive officers and their affiliates owned and were entitled to vote approximately 222,990,211 shares of Sovereign common stock, representing approximately 33.59% of the outstanding shares of Sovereign common stock. Sovereign’s directors and executive officers are currently expected to vote their shares “FOR” approval of the transaction agreement. Each of Sovereign’s directors that are not affiliates of Santander have entered into a voting agreement with Santander pursuant to which they have agreed to vote in favor of the transaction.

In addition, certain affiliates of Relational Investors, LLC and Ralph Whitworth, who is a director of Sovereign, have entered into a voting agreement with Santander pursuant to which Relational and its affiliates will vote all of these shares “FOR” the proposal to approve and adopt the transaction agreement. As of the record date, such persons hold 52,811,143 shares of Sovereign common stock in the aggregate, representing 7.95% of the outstanding shares of Sovereign common stock.

As of the record date, Banco Santander, S.A. owned and was entitled to vote approximately 165,919,150 shares of Sovereign common stock, representing approximately 24.99% of the outstanding shares of Sovereign common stock. Under the terms of the transaction agreement, Santander will vote all of these shares “FOR” the proposal to approve and adopt the transaction agreement.

If a quorum is present, any proposal to adjourn the meeting, if necessary, for the purpose of soliciting additional proxies may be approved by the affirmative vote of a majority of the votes cast. If a quorum is not present, any proposal to their meeting may be approved by the affirmative vote of the majority of those present at the meeting.

Revocability of Proxies

Sovereign common shareholders may revoke their proxies and change their votes at any time before their proxies are voted at the special meeting. If you are a Sovereign common shareholder of record, you may revoke your proxy and change your vote by submitting a later dated proxy by telephone, Internet or mail, or by voting in person at the special meeting. To request an additional proxy card, or if you have any questions about the meeting or how to vote or revoke your proxy, you should contact MacKenzie Partners, Inc. at 1-800-322-2885.

If you hold your shares in street name, contact your broker, bank or other nominee regarding how to instruct your broker, bank or other nominee to revoke your proxy and change your vote and any deadlines for the receipt of these instructions.

If you are a participant in the Retirement Plan, you may revoke your proxy and change your vote as described above, but only until 5:00 p.m. on January 22, 2009.

Voting Electronically or by Telephone

In addition to voting by submitting your proxy card by mail, Sovereign common shareholders of record and many shareholders who hold their shares through a broker, bank or other nominee will have the option to submit their proxy cards or voting instruction cards electronically through the Internet or by telephone. Please note that there are separate arrangements for using the Internet and telephone depending on whether your shares are registered in Sovereign’s stock records in your name or in the name of a broker, bank or other holder of record. If you are a Sovereign shareholder of record and you would like to submit your proxy by telephone or on the Internet, please refer to the specific instructions provided on the proxy card. If you hold your shares through a broker, bank or other holder of record, you should check your proxy card or voting instruction card forwarded by your broker, bank or other nominee of record to see which options are available.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of Sovereign may solicit proxies for the special meeting from Sovereign shareholders personally or by telephone and other electronic means. However, they will not be paid for soliciting such proxies. Sovereign also will provide persons, firms, banks and corporations holding shares in their names or in the names of nominees, which in either case are beneficially owned by others, proxy material for transmittal to such beneficial owners and will reimburse such record owners for their expenses in taking such actions. Sovereign has also made arrangements with MacKenzie Partners, Inc. to assist it in soliciting proxies and has agreed to pay them $17,500, plus reasonable fees and expenses, for these services.

THE TRANSACTION

The following is a description of the material aspects of the transaction. While Santander and Sovereign believe that the following description covers the material terms of the transaction, the description may not contain all the information that is important to you. Santander and Sovereign encourage you to carefully read this entire document, including the transaction agreement attached to this document as Annex A, for a complete understanding of the transaction.

Background of the Transaction

Santander currently owns 165,919,150 shares of Sovereign common stock, representing approximately 24.99% of the outstanding Sovereign voting securities. Santander made its initial investment in Sovereign in May of 2006 when it acquired, pursuant to the terms of the Investment Agreement, approximately 88.7 million shares, or approximately 19.8% of the shares of Sovereign common stock then outstanding, at a price of $27.00 per share. The aggregate purchase price for this initial investment was approximately $2.4 billion. Santander’s current ownership level is the result of subsequent issuances of new shares by Sovereign, Santander’s participation in the Sovereign common stock offering described below and subsequent purchases of Sovereign common stock in the open market, each in accordance with the terms of the Investment Agreement.

Santander made its investment pursuant to an Investment Agreement that provides for (i) standstill provisions that, until June 1, 2009, restrict Santander from making acquisition proposals to acquire Sovereign at a price per share of less than $38.10 and that restrict Santander from selling its shares until June 1, 2011, (ii) standstill provisions prohibiting Santander from purchasing voting securities of Sovereign representing in excess of 24.99% of Sovereign’s outstanding voting securities, (iii) a prohibition, until June 1, 2009, on Sovereign’s right to solicit, initiate or take any action to facilitate or encourage the submission of an acquisition proposal from a third party other than Santander, (iv) certain restrictions on Sovereign’s right to respond to unsolicited acquisition proposals from third parties other than Santander, including, until June 1, 2009, a prohibition of the right to negotiate with third parties with respect to any offer that is less than, or enter into an acquisition agreement with any such third party unless the acquisition price is at least, $38.10 per share and (v) certain “first negotiation”, “last look”, and “first look” rights of Santander. The Investment Agreement does not, by its terms, prohibit Sovereign from raising additional capital in public or private transactions; however, any such capital transaction may not result in any one person or group of affiliated persons beneficially owning 25% or more of the outstanding Sovereign voting stock (a stake equal to Santander’s current percentage ownership). Moreover, any issuance of Sovereign securities would be subject to Santander’s preemptive right to acquire its pro-rata share of any such issuance in accordance with the terms and procedures set forth in the Investment Agreement. For a more detailed description, see “Additional Information — Description of the Investment Agreement”.

Beginning in 2006, dislocations in the mortgage market, especially the securitization market, liquidity issues impacting the broader financial sector and changes in economic conditions began to affect Sovereign’s business, financial condition and prospects adversely. Dislocations in the market for certain securities and other factors made accounting valuations of these securities increasingly difficult. As a result, Sovereign was required to write-down the values of certain securities in its investment portfolio and began a review of its business and operations. In addition, Sovereign’s indirect auto loan business, especially the out-of-market indirect auto loan business, began to experience a deterioration in earnings and Sovereign eventually decided to discontinue this out-of-market auto loan business, resulting in substantial further losses.

On January 23, 2008, Sovereign reported a net loss of $1.3 billion or $(2.85) per share in 2007 as compared to net income of $137 million or $.30 per diluted share in 2006. Sovereign also announced that it was discontinuing its quarterly common stock dividend.

On April 28, 2008, the Sovereign board of directors met to consider potential capital raising alternatives. The alternatives considered included raising capital in the public or private markets, raising additional capital from Santander or a combination thereof. Following an in-depth discussion, the Sovereign board of directors established a new committee of the Sovereign board of directors to evaluate and recommend to the Sovereign board of directors whether, and the general terms under which, Sovereign and Sovereign Bank should raise capital. The committee, known as the Capital and Finance Committee, consisted of Ralph V. Whitworth (Chairman), Maria F. Ramirez and P. Michael Ehlerman.

On April 30, 2008, the Capital and Finance Committee instructed management to retain Lehman Brothers, Inc., or Lehman Brothers, to assist Sovereign in connection with possible equity capital alternatives being pursued by Sovereign.

Over the course of the following week, the Capital and Finance Committee met regularly with Lehman Brothers, Milbank, Tweed, Hadley and McCloy, LLP, or Milbank, and management to discuss, among other things, Sovereign’s current and anticipated capital needs, current market conditions and alternative transaction structures for raising capital, including the types of securities that could be issued by Sovereign or Sovereign Bank, and the potential role of Santander in any issuance. During that week, members of the Capital and Finance Committee advised the other Sovereign directors, including the Santander directors, as to their discussions with Lehman.

Over the next several weeks, the Capital and Finance Committee worked with Lehman Brothers and Sovereign’s legal advisors to propose a structure for a capital raising transaction that would provide Sovereign with needed capital and could be executed on a timely basis. The Capital and Finance Committee consulted with Santander’s board representatives during this process.

On May 7, 2008, the Sovereign board of directors and the Sovereign Bank board of directors held a joint meeting to consider a proposed issuance of securities to raise additional capital. Lehman Brothers indicated that it was prepared to work with Sovereign to effect underwritten offerings consisting of (i) a public offering by Sovereign of approximately $1 billion of shares of Sovereign common stock and (ii) the issuance by Sovereign Bank in an offering exempt from registration under the Securities Act of $500 million aggregate principal amount of subordinated notes. Later during his meeting, Mr. Rodríguez-Inciarte, a Santander appointed director, distributed to the directors a letter dated May 7, 2008 from Santander to the Sovereign board of directors setting forth a capital proposal, pursuant to which Santander was prepared to invest an additional $1.5 billion in Sovereign in a form that would qualify as Tier I capital and that Santander would permit the board to determine the mix of common stock and preferred stock to be issued by Sovereign. Santander proposed to purchase $1.5 billion of Sovereign equity securities at a price 20% above the discount contemplated by the underwritten offering proposed by Lehman Brothers. Because the investment would have increased Santander’s voting interest to approximately 44% of Sovereign’s voting stock, Santander proposed to deposit shares representing 5% of the outstanding Sovereign voting stock in a voting trust. Santander also proposed that completion of its additional investment would be subject to Sovereign shareholder approval. After making their presentation, the Santander-affiliated directors left the meeting. The remaining directors then discussed the proposal by Santander (including, among other things, (i) the effect of such transaction on the other shareholders of Sovereign, (ii) the degree of control that the proposal would have given to Santander, (iii) the fact that there was not a “control premium” being paid by Santander, (iv) that the proposal did not provide any value directly to the Sovereign shareholders, (v) the need for shareholder approval of such a transaction and the timing implications of such agreement, and (vi) Lehman Brothers’ views on the effect of such a transaction on the trading market for Sovereign’s common stock) and the other alternatives available to Sovereign. The Sovereign board of directors determined, based on the recommendation of the Capital and Finance Committee, not to accept the proposal from Santander, and subsequently, approved the equity and debt offerings to be underwritten by Lehman Brothers. On May 20, 2008, Sovereign and Sovereign Bank completed equity and debt transactions in which they raised a total of approximately $1.9 billion in the aggregate. Santander purchased its pro rata share of equity securities in the Sovereign offerings, not of the securities sold pursuant to the over-allotment options.

Beginning in July 2008, responding to the collapse of Indymac Bank, it was widely reported that depositors at various banks were becoming concerned about the safety of deposits at such banks and were commencing withdrawals of deposits. During the month of July 2008, Sovereign experienced reductions in its commercial and retail money market accounts and time deposits, with average balances down $743 million. Sovereign’s management believed that these deposit withdrawals were attributable to concerns about safety and soundness in the banking industry in general, highlighted by the Indymac Bank failure as well as aggressive market promotions for time deposits by Wachovia, PNC and Bank of America.

On July 22, 2008, the Sovereign board of directors resolved that Gonzalo de Las Heras be added as a member of the Capital and Finance Committee.

On August 11, 2008, the Capital and Finance Committee, which last met in May 2008, convened a meeting to review the investment portfolio recommendations of Sovereign’s management.

In September 2008, the credit crisis affecting the U.S. and global economy became more acute. On September 7, 2008 the U.S. Department of Treasury, or the Treasury, announced that it was placing Fannie Mae and Freddie Mac into conservatorship. As part of the transaction, the Treasury pledged future support and agreed to inject up to $100 billion in each of Fannie Mae and Freddie Mac. In exchange, the Treasury was issued senior preferred stock and warrants for the purchase of up to 79.9% of the common stock at one one-thousandth of a cent per share, and dividends on then outstanding preferred shares were suspended. This transaction resulted in a sharp reduction of the value of the existing preferred stock of Fannie Mae and Freddie Mac and the substantial elimination of the value of their existing common stock.

On September 8, 2008, Sovereign disclosed that at June 30, 2008, Sovereign owned securities totaling $622.6 million of perpetual preferred stock of Fannie Mae and Freddie Mac which had an unrealized loss of $34.4 million, and Sovereign expected the Treasury’s actions to further adversely impact the value of such securities and therefore expected to record a non-cash other-than-temporary impairment on those investments for the quarter ending September 30, 2008.

Beginning the week of September 8, 2008, in addition to the market reactions to the Treasury’s plan of action regarding Fannie Mae and Freddie Mac, the prices of publicly traded shares of major financial services companies declined significantly as speculation and reports about financial difficulties at Lehman Brothers Holdings, Inc. began to circulate. By the beginning of the following week Merrill Lynch & Co., Inc. had agreed to be acquired by Bank of America at a significant discount to its recent trading levels, and, following failed attempts to find a buyer or to secure financial support from the U.S. government, Lehman Brothers Holdings, Inc. filed for bankruptcy protection. The collapse of Lehman Brothers Holding, Inc. led to a virtual freeze in the commercial paper market which, in turn, severely impacted commercial lending on a global basis.

In September 2008, Sovereign increased its credit loss provision, which ultimately was $304 million for the third quarter of 2008, compared to $132 million for the second quarter of 2008. The reason for the increase was a much more stressful economic scenario and that this level of provision as a proportion to total loans was likely to continue. In addition, the end of period deposit balances decreased by $2.9 billion during September. Retail, commercial, and government deposits decreased $648 million, $536 million and $1 billion respectively. A significant portion of the retail and commercial attrition was in money market accounts for balances that exceeded the FDIC insurance limits, particularly on commercial deposits.

Commencing in mid-September, 2008 Sovereign determined that, as a result of the absence of a properly functioning interbank credit market in the U.S. at that time and the general inability of banks to draw on lines of credit, it would be necessary for Sovereign to borrow from the Federal Reserve discount window to meet short-term funding requirements.

On September 19, 2008, Sovereign completed the sale of its entire portfolio of collateralized debt obligations, or CDOs (which CDOs consisted of 100% synthetic credit default swaps referencing corporate debt), and, as a result of the loss on the sales, Sovereign’s tangible capital was reduced by a total of $602 million. Sovereign decided to sell the CDOs because the CDO portfolio valuation had experienced significant volatility over the preceding year as a result of conditions in the credit markets and the sale served to eliminate this element of volatility from its capital structure.

Also on September 19, 2008, in response to the continued financial market deterioration, the Treasury announced the Troubled Asset Recovery Program, or TARP, a $700 billion plan by which the U.S. federal government would buy certain assets directly from financial institutions. However, implementation and funding of TARP required the passage of appropriate legislation by Congress and approval of that legislation by the President. Over the ensuing days there was great uncertainty as to whether the necessary legislation would be adopted and thus whether the TARP program would proceed and on what terms. Additional uncertainty existed as to which institutions would be eligible for participation in the program.

On September 21, 2008, Goldman Sachs and Morgan Stanley, the two largest remaining stand-alone investment banks in the U.S. at that time, announced that they would convert into bank holding companies.

On September 25, 2008, Washington Mutual Bank — the principal subsidiary of Washington Mutual, Inc. and the country’s largest thrift institution and sixth largest depository institution at the time — was seized by the Office of Thrift Supervision, placed into receivership by the FDIC and sold to JPMorgan Chase in a transaction in which JPMorgan Chase did not assume any of the holding company’s liabilities or the subordinated or senior debt of Washington Mutual Bank. Washington Mutual filed for bankruptcy the next day, and it was reported that its shareholders and debtholders were unlikely to receive any payments or distributions in respect of their securities. In connection with these events, there was market speculation about the viability of Wachovia Corporation — the country’s fourth largest banking organization at that time — followed by a series of events, temporarily involving a proposal for parts of Wachovia to be acquired in an FDIC-assisted transaction, that ultimately led to Wachovia agreeing to be acquired by Wells Fargo & Company on October 3, 2008. These developments and the circumstances surrounding them exacerbated the already significant pressures on Sovereign and other U.S. banking institutions.

On September 29, 2008, the U.S. House of Representatives voted not to pass the financial bailout legislation necessary to authorize TARP. The Dow Jones Industrial Average suffered its largest ever single-day point loss of nearly 778 points or 6.98%. That same day, Sovereign common stock fell 72% to close at $2.33.

Following the market close on September 29, 2008, the Capital and Finance Committee, which last met on August 11, 2008, convened a meeting. Mr. Walters reported on the drop in Sovereign’s publicly traded common stock and its negative impact on the recent loan and deposit activity of Sovereign Bank. The Capital and Finance Committee determined that it would be appropriate for Sovereign to engage a financial advisor to consider strategic and capital alternatives available to Sovereign. In addition, the Capital and Finance Committee (excluding Mr. de Las Heras) discussed a letter from an entity, or Party B, affiliated with the same individual that signed the letter from Party A (See “Recent Developments — “Other Recent Developments”), indicating Party B’s interest in (i) acquiring Sovereign for cash at its tangible book value with the objective of taking Sovereign private or (ii) infusing capital on terms and conditions to be mutually agreed upon, subject in each case to due diligence. Otherwise, the letter did not specify any material terms. On September 30, 2008,

Sovereign sent a letter to Party B informing Party B that the Investment Agreement restricted Sovereign from responding to its unsolicited indication of interest in any proposal to acquire Sovereign and noting Party B’s interest in making an additional investment in Sovereign in the event that Sovereign determined in the future to raise additional capital.

During the period from September 30 through October 9, 2008, the Capital and Finance Committee and/or or the entire Sovereign board of directors met on a nearly daily basis. The Capital and Finance Committee held meetings on September 30 and October 1. The Sovereign board of directors held meetings on October 2, October 6, October 7, October 8 and October 9. At these meetings, the members of the Capital and Finance Committee or the Sovereign board of directors, as applicable, reviewed the loan and deposit activity at Sovereign Bank, considered the effect of the ongoing market and financial sector crises and regulatory developments relevant to Sovereign’s business (including that the timing, terms, implementation and applicability to Sovereign of the TARP program was unclear), financial conditions and prospects, Moody’s actions with respect to Sovereign’s debt ratings, projected third quarter earnings and the impact of third quarter earnings on Sovereign. The Capital and Finance Committee considered the strategic alternatives available to Sovereign, including a capital raising transaction or a possible sale of Sovereign. In each case, the Santander director or directors on the Capital and Finance Committee or on the Sovereign board of directors participated in the review of the Sovereign business and in the consideration of the impact of the market and financial sector crises on Sovereign Bank but then left the meetings. The Santander directors were not present at, and did not participate in, any of the discussions of either the Capital and Finance Committee or the Sovereign board of directors any transaction involving Santander. Additionally, over the course of these meetings, (i) the advisors to the Sovereign board of directors and the Capital and Finance Committee reviewed with the non-Santander directors the terms of the Investment Agreement, and (ii) as a result of his nearly daily reports, Mr. Walters had reported data indicating that since June 30, 2008 Sovereign had lost approximately $4.2 billion in deposits, or approximately 8.8% of its total deposits, and that $1.1 billion of deposits, or 27% of total deposits lost since June 30, 2008, had been lost on September 29 and September 30.

On September 30, 2008, the Capital and Finance Committee (excluding Mr. de Las Heras) recommended to the Sovereign board of directors that it engage Barclays as Sovereign’s financial advisor. Subsequently, Sovereign formally engaged Barclays to serve as its exclusive financial advisor in connection with the possible sale of Sovereign and to explore capital raising alternatives. The Barclays team engaged to work with Sovereign were the same people (at the time employed by Lehman Brothers) retained by Sovereign in the Spring of 2008.

On that same day, Moody’s Investors Service lowered Sovereign’s senior debt ratings to Baa2 from Baa1 and lowered the senior debt ratings of Sovereign Bank to Baa1 from A3. Moody’s also announced that all of Sovereign’s ratings had been placed under review for possible further downgrade and explained that the downgrade was based on the sizable charges that Sovereign was going to incur as a result of the exposure to its Fannie Mae and Freddie Mac securities and to the losses incurred by Sovereign on the sale of its CDO portfolio. Moody’s further announced that Sovereign remained exposed to a number of problematic asset portfolios that could result in further heightened credit costs and that those charges could negatively affect Sovereign’s capital position.

Further, on September 30, 2008, at respective meetings of the boards of Sovereign and Sovereign Bank, as part of an ongoing executive search and evaluation process, Sovereign and Sovereign Bank decided to terminate the employment of Joseph P. Campanelli, the then-current President and Chief Executive Officer of Sovereign and Sovereign Bank and to approve the appointment of Paul A. Perrault as the new Chief Executive Officer and President of Sovereign and Sovereign Bank, effective January 3, 2009. Sovereign and Sovereign Bank also appointed Mr. Walters to act as the Interim Chief Executive Officer and President until January 3, 2009.

On October 7, 2008, the non-Santander directors and their financial and legal advisors met to consider raising capital in the public markets or through private equity, continuing to operate independently while implementing steps to maximize its capital and liquidity, or pursuing a “change in control” transaction, which included discussing a potential transaction with Santander, in each case, in light of the public (including in light of the uncertainty expressed by Santander as to its willingness to participate in a public capital transaction in view of the losses that it had suffered in connection with its participation in Sovereign’s May 2008 capital increase transaction and in view of the fact that as of the end of the third quarter of 2008, Sovereign would have lost over 50% of the approximately $1.4 billion of Tier I capital raised in May 2008 as a result of the write offs relating to Fannie Mae, Freddie Mac and CDO investments) and private equity markets, the availability of capital and liquidity sources and the terms of the Investment Agreement.

On October 8, 2008, the non-Santander directors retained Sullivan & Cromwell LLP to assist with the directors’ consideration and pursuit of strategic alternatives for Sovereign, with Milbank continuing to represent Sovereign as well.

Also on October 8, 2008, management of Sovereign informed the Sovereign board of directors that it appeared probable that Sovereign’s third quarter results, which management expected to be finalized and available for public release around mid-October, would show a net loss of approximately $980 million. Management explained that most of this loss was attributable to write downs of Sovereign’s Fannie Mae and Freddie Mac investments due to the decline in value following their placement into conservatorship and, to a lesser extent, to the loss resulting from the sale of the CDO portfolio. Management reminded the directors that Sovereign had already issued press releases indicating the amount of the CDO loss and indicating that the value of the Fannie Mae and Freddie Mac investments would be permanently impaired and would result in a write-down in the third quarter. Management further explained that the recent Moody’s downgrade had been attributed to concern regarding the impact of these potential losses on Sovereign.

On October 9, 2008, Sovereign received a second letter from Party B. This letter indicated an interest in acquiring Sovereign Bank’s branch system, including its deposits and corresponding loans, comprising the Mid-Atlantic Banking Division segment at a deposit premium of between 5% - 7%, subject to due diligence. Following an in-depth discussion with its financial advisor, the Sovereign board of directors (other than the Santander affiliated directors, who did not participate in such discussions) determined that such a proposal would not be in the best interests of Sovereign, its shareholders or its other constituencies. Sovereign did not respond to Party B. In addition, Sovereign also determined that the letter did not constitute an acquisition proposal within the meaning of the Investment Agreement and that it was not required to provide any formal notice to Santander under the Investment Agreement (although Sovereign did provide to Santander a copy of such letter).

On October 9, 2008, in view of the possibility that one of Sovereign’s alternatives might include a transaction involving Santander, the Sovereign board of directors, excluding the Santander directors, resolved to authorize those members of the Capital and Finance Committee not affiliated with Santander to act as a special committee (hereinafter referred to as the Special Committee) with specified powers in connection with reviewing Sovereign’s strategic alternatives, including a strategic transaction with Santander.

Specifically, the Sovereign board of directors authorized the Special Committee to, among other things, conduct negotiations on behalf of Sovereign with Santander regarding any transaction involving Santander, to waive any potential breach by Santander of the Investment Agreement that could occur as a result of discussions relating to such a transaction, including that provision of the Investment Agreement that prohibited Santander from making an acquisition proposal of less than $38.10 per share, and to make recommendations regarding any potential transaction to the Sovereign board of directors.

On October 9, 2008, pursuant to the recommendations of the Special Committee, Sovereign sent Santander a letter stating that Sovereign was reviewing strategic options in light of market developments and that, as part of its review, Sovereign, through the Special Committee, wished to have preliminary discussions with Santander with respect to a possible transaction with Santander. Because Sovereign was prevented from having specific discussions with Santander as a result of the restrictions on Santander contained in the Investment Agreement, Sovereign’s letter to Santander informed Santander that if it desired to engage in such discussions, Sovereign would not view any such discussions with Santander, or any proposal that Santander may make to the Special Committee, with respect to any transaction as a violation of the Investment Agreement. The letter constituted a waiver, solely to permit such discussions, and Sovereign retained the right to discontinue any discussions and to terminate the effectiveness of such waiver at any time. Because the letter did not constitute an amendment to or permanent waiver of the Investment Agreement but rather a technical and temporary waiver to enable the parties to have preliminary discussions with respect to a possible transaction, Sovereign did not believe it to be necessary to, and did not, seek any consideration from Santander. Sovereign’s letter also instructed Santander that all of the parties’ respective rights and obligations under the Investment Agreement would remain in effect, including certain prohibitions on Sovereign from taking actions in respect of an unsolicited acquisition proposal unless such unsolicited acquisition proposal was at a price in excess of $38.10 per share. Following receipt of this letter, Sovereign and Santander entered into a confidentiality agreement whereby the parties agreed that any information received by either party in evaluating any proposed transaction would be kept confidential.

Between October 10 and 13, 2008, on a number of occasions, Sovereign kept its primary regulator, the OTS, apprised of the status and terms of negotiations with Santander.

Late in the evening on October 10, 2008, Santander’s financial advisors orally communicated to Barclays an offer to acquire 100% of Sovereign’s voting securities at an exchange ratio of 0.294 of a Santander ADS per share of Sovereign common stock, or an implied per share price of $3.83 per share based on the closing price that day for Santander ADSs. The proposal also provided for Santander to increase by $600 million the availability under a loan facility to Sovereign Bank, which would be collateralized under terms to be determined and be accompanied by warrants with respect to the Sovereign common shares. The proposal also included a requirement that Relational Investors, LLC and certain affiliated shareholders, Sovereign’s second largest shareholder, and each non-Santander director of Sovereign (in their capacity as shareholders) enter into voting agreements to support and vote for the transaction. Barclays reported this proposal to, and analyzed the proposal with, the Special Committee and its legal advisors.

On the morning of October 11, 2008, the Special Committee and Barclays outlined for the Sovereign board of directors (excluding the Santander directors) the terms of Santander’s proposal. Following an in-depth discussion, the Sovereign board of directors (excluding the Santander directors) formulated, based on the advice of its financial and legal advisors, a two-tiered counter offer to make to Santander, and then instructed the Special Committee to continue negotiating with Santander and authorized the Special Committee and Barclays to deliver such counter-offer to Santander. Based on these discussions, Barclays informed Santander’s financial advisors that the Sovereign board of directors would be willing to consider an offer that valued shares of Sovereign common stock at $5.50 per share provided that the Sovereign board of directors had the right, during the period between the execution of a definitive agreement and the closing, to respond to unsolicited offers from third parties. Barclays also told Santander’s financial advisors that if the Sovereign board of directors were to consider a proposal that did not provide the right to respond to unsolicited offers from third parties during such period, the price per share would need to be significantly higher than the $5.50 price. Additionally, Barclays conveyed to Santander’s financial advisors that Sovereign was not interested in that portion of Santander’s offer involving an increase in the size of its loan to Sovereign or the related warrants.

That afternoon, the Special Committee and Barclays met to discuss the ongoing discussions with Santander and its financial and legal advisors. Barclays notified the Special Committee that Santander’s financial advisors had informed Barclays that Santander, based on its due diligence to date, was unwilling to agree to an increase in price. Moreover, Santander was unwilling to agree to the Sovereign board of directors having the right to respond to an unsolicited offer from a third party.

Later that afternoon, the Special Committee met again to continue the earlier discussion. Milbank and Sullivan & Cromwell reviewed with the Special Committee members the fiduciary responsibilities of the directors in the context of the proposed Santander transaction.

That evening, the Special Committee met again to continue the earlier discussion. The Special Committee was informed by Milbank that Santander’s outside legal counsel had forwarded the first draft of the proposed transaction agreement to Milbank. Milbank stated that the proposed agreement did not contain the requested provision allowing the Sovereign board of directors the right to respond to an unsolicited offer from a third party and contained various provisions prohibiting Sovereign from responding to unsolicited offers.

The following morning, on October 12, 2008, the Sovereign board of directors (excluding the Santander directors) met. Members of the Special Committee and Milbank updated the Sovereign board of directors on developments and the directors discussed the terms of Santander’s proposed transaction agreement. The Sovereign board of directors asked legal counsel to review legal standards applicable to its decisions and actions with respect to the proposed transaction, and the Sovereign board of directors then reviewed strategic alternatives available to Sovereign, including raising capital in the public markets or through private equity, continuing to operate independently while implementing steps to maximize its capital and liquidity, or pursuing a “change in control” transaction, which included discussing a potential transaction with Santander, in each case, in light of the public and private equity markets, the availability of capital and liquidity sources and the terms of the Investment Agreement. During that day, Milbank and Barclays negotiated with Santander’s financial and legal advisors, and reported back to the Special Committee that Santander had agreed to (i) permit the Sovereign board of directors the right to furnish non-public information to, or enter into discussions with, a third party that had made an unsolicited offer and, in certain circumstances, change in a manner adverse to Santander its recommendation to approve and adopt the transaction agreement, (ii) eliminate the proposed credit facility and warrants as part of the transaction (each of which Santander originally insisted were requirements to consummating the transaction) and (iii) additional contractual changes, including:

•	considerably expanding the exclusions from the definition of “Company Material Adverse Effect”, thereby limiting the conditionality of the transaction agreement from Sovereign’s perspective;

•	qualifying many of Sovereign’s representations and warranties in the transaction agreement by “materiality” and “Company Material Adverse Effect” thresholds and “knowledge” qualifiers, thereby decreasing the likelihood of circumstances under which Santander would be permitted to fail to consummate the transaction in the event such representations and warranties are inaccurate; and

•	eliminating certain events, and adding additional conditions to certain other events, giving rise to the obligation of Sovereign to pay Santander a termination fee.

Milbank also informed the Sovereign board of directors that, notwithstanding any change in recommendation or termination of the transaction agreement, the provisions of the Investment Agreement relating to the ability of Sovereign to enter into a transaction with a third party remained in effect.

On the evening of October 12, 2008, the Sovereign board of directors met again. After the meeting was convened, the Santander directors excused themselves. Milbank and Sullivan & Cromwell reviewed in detail with the Sovereign board of directors the legal terms of the proposed transaction and the legal standards applicable to the board’s decisions and actions with respect to the proposed transaction. Barclays then discussed the strategic alternatives available to Sovereign other than the proposed Santander transaction as discussed earlier that morning. After careful consideration of the alternatives available to Sovereign with its financial and legal advisors as well as consideration of the circumstances applicable to Sovereign as of the date thereof, the Sovereign board of directors determined that no alternative acquisition transaction was reasonably available to Sovereign at such time. Barclays then rendered to the Sovereign board of directors its oral opinion, which opinion was subsequently confirmed in a written opinion dated October 13, 2008, that based upon and subject to the factors and assumptions stated in that opinion and in its written opinion, from a financial point of view, the exchange ratio to be offered to Sovereign’s shareholders was fair to such shareholders (other than Santander or its affiliates, as to which Barclays expressed no opinion) under the circumstances applicable to Sovereign as of the date thereof. The Sovereign board of directors also discussed the potential impact of market and investor perception if the proposed Santander transaction were not to occur, especially in light of media rumors and reports that had surfaced earlier in the day regarding a pending Santander acquisition. The Sovereign board of directors instructed the Special Committee and its advisors to work to resolve the remaining open issues, and adjourned the meeting until the following morning.

On October 13, 2008, in response to various media reports and before the market opened in Spain, Santander issued a press release confirming that it was in negotiations with Sovereign concerning an acquisition, but that no agreement had yet been reached.

At approximately 6:30 a.m. on October 13, 2008, the Sovereign board of directors (other than the Santander directors who were not present at such time) reconvened its earlier adjourned meeting to continue discussions on the status of the negotiations with Santander. Milbank reviewed for the Sovereign board of directors the open terms of the proposed transaction as well as the voting agreement that Relational and each director was being required to execute in connection with the transaction agreement. Following a discussion, the Sovereign board of directors instructed Milbank to continue negotiations to resolve the additional open items, and adjourned the meeting until later that morning.

Before the market opened in New York, Sovereign issued a press release similar to that issued by Santander a few hours prior that confirmed that Sovereign was in advanced discussions with Santander regarding a possible business combination involving the two companies, but there were no assurances that an agreement would be reached or a transaction consummated.

The Special Committee unanimously recommended to the Sovereign board of directors that the Sovereign board of directors approve and adopt the transaction agreement.

Later that morning, at its reconvened meeting, the Sovereign board of directors (other than Santander directors who were not present at such time) discussed the remaining open points with Milbank and Sullivan & Cromwell. Barclays reviewed its analyses regarding the proposed transaction with the Sovereign board of directors as more fully described below under the heading ‘‘— Opinion of Barclays, Financial Advisor to Sovereign”. Following review and discussion among the members of the Sovereign board of directors who were present at the meeting at that time (which included all directors other than the Santander directors), including consideration of the factors described under “— Sovereign’s Reasons for the Transactions; Recommendation of the Sovereign Board of Directors”, such directors determined that the transaction was advisable and in the best interests of Sovereign, its shareholders and all other constituencies, and such directors that were present at the meeting voted unanimously, subject to resolution of one final open item in the voting agreement, to approve the transaction agreement and the transactions contemplated by such agreement.

Later that day, a joint meeting of the boards of directors of Sovereign and the Sovereign Bank was convened at which all directors were present, including initially the Santander-nominated directors. After attending the meetings for purposes of waiving rights to notice of the meetings, the Santander directors left. Sullivan & Cromwell summarized the status of negotiations regarding the final open item in the voting agreement.

Barclays then explained to the Sovereign board of directors (other than the Santander directors who were not present at such time) that due to miscommunication between the parties’ financial advisors, the transaction agreement reflected an exchange ratio of 0.2924 ordinary shares of Santander per share of Sovereign common stock, or an implied value of $3.81 per Sovereign common share, instead of the earlier exchange ratio discussed with the Sovereign board of directors of 0.294, or an implied value of $3.83 per share. Barclays confirmed that the discrepancy would not impact its opinion that based upon and subject to the factors and assumptions stated in that opinion, from a financial point of view, the exchange ratio to be offered to Sovereign’s shareholders was fair to such shareholders under the circumstances applicable to Sovereign as of the date thereof.

Following review and discussion by the members of the Sovereign board of directors (other than the Santander directors who were not present at such time) of the final terms of the transaction agreement and the voting agreement, the directors then present, which represented all directors of Sovereign on the board of directors other than the Santander nominated directors, unanimously ratified all of the resolutions from the prior meeting approving the transaction agreement and the transactions contemplated thereby and approved the exchange ratio.

Shortly thereafter, the parties entered into the transaction agreement and the voting agreements and the transaction was announced in a press release issued by Santander.

Sovereign’s Reasons for the Transaction; Recommendation of the Sovereign Board of Directors

After considering the effects on all constituencies affected by the transaction, including the social and economic effects of the transaction on depositors, employees, customers, suppliers, and security holders (including debt and preferred holders), the Sovereign board of directors determined that the transaction agreement and the transactions contemplated by the transaction agreement are advisable and in the best interests of Sovereign, its shareholders and other constituencies. Accordingly, the Sovereign board of directors, excluding all members thereof affiliated with Santander, unanimously approved the transaction agreement and unanimously recommends that Sovereign shareholders vote “FOR” approval and adoption of the transaction agreement.

In reaching its decision to approve the transaction agreement and to recommend the transaction to its shareholders, the Sovereign board of directors consulted with Sovereign’s management, as well as its legal and financial advisors, and considered a number of factors, including the following:

•	The Special Committee unanimously recommended to the Sovereign board of directors that the Sovereign board of directors approve and adopt the transaction agreement;

•	The terms of the transaction agreement pursuant to which Sovereign shareholders will have the right to receive 0.2924 of a Santander ADS, per share as consideration (which has been adjusted to 0.3206 as described in “Recent Developments — Santander Rights Offering.”), which, based on the closing price of the ADSs on the last trading day prior to the execution of the transaction agreement was an implied value of $3.81 per share;

•	The written opinion of Barclays that, based upon and subject to the factors and assumptions stated therein, from a financial point of view, the exchange ratio to be offered to Sovereign’s shareholders was fair to such shareholders (other than Santander or its affiliates, as to which Barclays expressed no opinion) under the circumstances applicable to Sovereign as of the date thereof;

•	That while a number of analyses performed by Barclays produced valuation ranges that exceeded the implied value of the Santander transaction, none of these took into account the various risks facing Sovereign as a result of the financial market disruptions and other recent events described under the headings “The Transaction — Opinion of Barclays, Financial Advisor to Sovereign” and the heading “— Sovereign Situational Analysis” thereunder;

•	That (i) Sovereign experienced intermittent but significant deposit outflows that had reduced its cash available to fund its future operations, (ii) in light of volatile market conditions and recent experiences of Sovereign’s industry peers, there was a perceived significant risk that such deposit outflows could recur and intensify at any time, and (iii) there was substantial uncertainty as to whether the collateral available to obtain loans from the Federal Home Loan Bank and the Federal Reserve discount window would have continued to be sufficient to meet Sovereign’s future liquidity needs;

•	That Sovereign’s board of directors believed that the OTS was supportive of the transaction;

•	The recent industry precedent transactions that demonstrate that shareholders may realize little or no value in the event that the regulatory agencies determine to force a supervised transaction (even though the OTS had not provided any formal indication that a regulatory action, including a supervised transaction, was imminent);

•	The terms of the Investment Agreement with Santander, which, among other things, (i) prohibit, until June 1, 2009, Sovereign from soliciting, initiating or taking any action to facilitate or encourage the submission of an acquisition proposal from a third party other than Santander, (ii) restrict Sovereign’s right to respond to unsolicited acquisition proposals from third parties other than Santander, including, until June 1, 2009, a prohibition of the right to negotiate with third parties with respect to any offer that is less than, or enter into an acquisition agreement with any such third party unless the acquisition price is at least, $38.10 per share, and (iii) include “first negotiation” right and “last look” matching rights for Santander and timing and procedural considerations during the entire term of the Investment Agreement that make it more difficult for a third party other than Santander to acquire Sovereign and thus may make such third parties reluctant to submit acquisition proposals for Sovereign;

•	The belief that a transaction with Santander will result in Sovereign becoming part of a significantly larger and more diversified financial institution that is both better equipped to respond to economic and industry developments and better positioned to develop and build on Sovereign’s market share in its footprint;

•	The benefits and social and economic effects of the transaction on other constituencies, which are believed to include:

•	The effects on Sovereign’s depositors, which will benefit from the stability of the combined company;

•	The effects on customers and suppliers and the communities in which Sovereign operates, which Sovereign’s board of directors believes will be advanced by combining Sovereign and Santander;

•	The effects on Sovereign’s employees, in particular, certain provisions of the transaction agreement which provide certain assurances and protections for employees up to and for a period following the closing of the transaction;

•	That, since Santander is a new entrant into retail and commercial banking in the United States, a transaction with Santander is not as likely to result in the closing of branches, the loss of jobs or other adverse consequences for these constituencies that would be likely to occur in connection with a combination between Sovereign and a competitor already operating in Sovereign’s markets; and

•	The effects on Sovereign’s creditors, which the Sovereign board of directors generally believed would be advanced by Sovereign becoming part of a larger, financially strong organization.

•	Sovereign’s current financial condition and recent results of operations, including:

•	That Sovereign’s board of directors anticipated that the increased level of Sovereign’s provision for credit losses recorded in the third quarter of 2008 as a proportion to total loans was likely to continue;

•	The impact on Sovereign of the downgrade in Sovereign’s debt ratings announced by Moody’s on September 30, 2008; and

•	The estimated $980 million loss for Sovereign’s third fiscal quarter of 2008 and concern regarding the reaction of the press, customers, rating agencies, retail investors, regulators and other constituencies to that loss, notwithstanding that the items leading to the aggregate loss had previously been disclosed in a press release.

•	That, as of the third quarter of 2008, Sovereign’s Tier I capital, after giving effect to the capital raised earlier in May 2008, had been reduced by the losses described above;

•	The current environment in the financial services industry, including:

•	the unprecedented dislocations in the world financial market which have resulted in the failure a number of financial institutions and the government supervised sale or conservatorship of others, often under circumstances that delivered little or no value to shareholders and failed to protect other important constituencies;

•	that runs on deposits and the resulting failure of major institutions, including Washington Mutual Bank, which before its failure was the only savings and loan institution larger than Sovereign, have occurred in a matter of days and resulted in the inability of management and the board to control the outcome of the situation in the best interests of security holders (including debt and preferred holders), depositors, customers, employees and other constituencies;

•	the extreme degree of volatility in the financial markets; and

•	the current lack of liquidity, including, as a result of the absence of a functioning inter-bank lending market, a global freeze on most lending and the lack of investor interest in financial institutions resulting from the substantial losses suffered by investors on the public and private investments they made in financial institutions earlier in 2008.

•	The sharp decline in Sovereign’s stock price, especially on September 29, 2008, which, based on market information, Sovereign management believed was attributable in part to the initial failure of the U.S. House of Representatives to pass the TARP and the unusual selling pressure from a small number of large institutional holders;

•	That Sovereign, as a result of general market conditions and matters specific to Sovereign’s condition (financial and otherwise), was having difficulty accessing the capital markets, and that this difficulty was expected to continue for the foreseeable future;

•	That neither the Federal Reserve nor the OTS had offered any financial assistance to Sovereign on a stand-alone basis other than the Federal Home Loan Bank and Federal Reserve borrowings referred immediately above, and in Sovereign’s management’s and legal counsels’ belief, such financial assistance was not likely to be available in the future;

•	Uncertainty expressed by Santander as to its willingness to participate in a public capital transaction in view of the losses that it had suffered in connection with its participation in Sovereign’s May 2008 capital increase transaction and in view of the fact that as of the end of the third quarter of 2008, Sovereign would have lost over 50% of the approximately $1.4 billion of Tier I capital raised in May 2008 as a result of the write offs relating to Fannie Mae, Freddie Mac and CDO investments;

•	That the timing, terms, implementation and applicability to Sovereign of the TARP program was unclear;

•	Trends toward consolidation in the industry which may make it increasingly difficult for Sovereign to compete successfully on a stand alone basis;

•	That the transaction agreement and the terms of the transaction were negotiated by members of the Special Committee, that the Santander directors were not present at, and did not take part in, any of the meetings of the Special Committee or the Sovereign board of directors at which Sovereign’s strategic options or the Santander transaction were discussed, that all of Sovereign’s non-Santander directors are independent directors and that all eight of these independent directors approved the transaction and the transaction agreement.

•	The terms of the final transaction agreement, which, among other things:

•	permits Sovereign’s board of directors to respond to unsolicited offers and to provide information to other bidders in the event that the Sovereign board of directors (excluding the Santander directors) determines that an alternative proposal constitutes or is reasonably likely to constitute a proposal superior to the Santander proposal and permits the Sovereign board of directors (excluding the Santander directors) to withdraw or change its recommendation, in either case if Sovereign’s board of directors determines in good faith after consultation with outside legal counsel that such action is required by its fiduciary duties under Pennsylvania law (which rights were considered in conjunction with the fact that the Sovereign board of directors may not terminate the transaction agreement to pursue an alternative transaction in light of the fact that the Investment Agreement currently prohibits Sovereign from, among other things, entering into an agreement with a third party at a price of less than $38.10 per share and provides Santander with certain “first negotiation”, “last look” and “first look” rights);

•	provides for reasonable certainty of closing as a result of limitations on the nature of a material adverse effect that would give Santander a right not to complete the transaction; and

•	provides that Sovereign would be required to pay Santander a termination fee of $95 million if the transaction agreement is terminated under certain circumstances; but that, other than in circumstances where the transaction agreement is terminated by Santander because Sovereign intentionally breached its “non-solicitation” obligations, no termination fee is payable to Santander upon termination of the transaction agreement unless (i) an acquisition proposal meeting certain criteria is received from a third party or otherwise made public, and (ii) within twelve months of the date of such termination, Sovereign or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, an acquisition proposal meeting certain criteria with a third party.

•	That the transaction agreement would be submitted to a vote of the Sovereign shareholders;

•	That Relational Investors, LLC and certain affiliated shareholders and the non-Santander directors (in their capacity as shareholders) will vote for the transaction in accordance with their respective voting agreements;

•	That the transaction agreement provides for a fixed exchange ratio, which means that the value of the consideration received by Sovereign shareholders will vary based on the prevailing market price for the Santander ADSs;

•	That the transaction will be taxable to Sovereign shareholders, including the fact that many shareholders are likely to have a tax basis that will result in the recognition of a tax loss;

•	The restrictions on the conduct of Sovereign’s business during the period between signing of the transaction agreement and the completion of the transaction or the termination of the transaction agreement and management’s view that these restrictions were not expected to present significant difficulties;

•	The potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the transaction and management’s view that accomplishing the implementation and continuing to operate the business is manageable;

•	That some of Sovereign’s directors and executive officers have other interests in the transaction that are in addition to their interests as Sovereign shareholders, including as a result of employment and compensation arrangements with Sovereign and the manner in which they would be affected by the transaction. See “— Interests of Sovereign’s Executive Officers and Directors in the Transaction”;

•	The risks in the current environment of implementing management’s business plan to provide growth opportunities;

•	That the transaction consideration does not reflect a premium over the closing sales prices of Sovereign common stock on October 10, 2008, the last trading day before the public announcement of the proposed transaction, and October 13, 2008, the day of the public announcement of the proposed transaction;

•	That Santander, despite multiple efforts, refused to increase its original proposal with respect to the transaction consideration;

•	The risk that the transaction will not be consummated.

The foregoing discussion of the factors considered by the Sovereign board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the Sovereign board of directors. In reaching its decision to approve the transaction agreement and the transactions contemplated by the transaction agreement, the Sovereign board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Sovereign board of directors considered all these factors as a whole, including discussions with, and questioning of, Sovereign management and Sovereign’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the Sovereign board of directors unanimously determined that the transaction agreement and the transactions contemplated by the transaction agreement are advisable and in the best interests of Sovereign, its shareholders and its other constituencies, and unanimously approved and adopted the transaction agreement. The Sovereign board of directors unanimously recommends that the Sovereign shareholders vote “FOR” the approval and adoption of the transaction agreement.

Opinion of Barclays, Financial Advisor to Sovereign

Sovereign engaged Barclays to act as its financial advisor in connection with the transaction and to render its opinion with respect to the fairness, from a financial point of view, to Sovereign’s shareholders (other than Santander or its affiliates) of the exchange ratio to be offered to such shareholders in the proposed transaction under the circumstances applicable to Sovereign as of the date of the opinion.

On October 12, 2008, Barclays rendered its oral opinion to the Sovereign board of directors that, based upon and subject to the factors and assumptions stated in that opinion and in its written opinion, from a financial point of view, the exchange ratio to be offered to Sovereign’s shareholders was fair to such shareholders (other than Santander or its affiliates, as to which Barclays expressed no opinion) under the circumstances applicable to Sovereign as of the date thereof. Barclays subsequently confirmed the oral opinion by delivery of its written opinion dated October 13, 2008.

The full text of Barclays’ October 13, 2008 opinion is attached as Annex C to this document. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Barclays in rendering its opinion. The description of the opinion set forth below is a summary of the material terms of the opinion. Sovereign shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed transaction.

This Barclays opinion was provided for the use and benefit of the Sovereign board of directors in connection with its consideration of the proposed transaction. The opinion is not intended to be and does not constitute a recommendation to any shareholder of Sovereign as to how such shareholder should vote with respect to the transaction or any related matter. Barclays was not requested to opine as to, and its opinion does not in any manner address, Sovereign’s underlying business decision to proceed with or effect the proposed transaction. In addition, Barclays expressed no opinion on, and its opinion did not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed transaction, or any class of such persons, relative to the consideration to be offered to Sovereign shareholders in the proposed transaction.

In arriving at its opinion, Barclays reviewed and analyzed: (1) the transaction agreement and the specific terms of the proposed transaction, (2) the form of voting agreement, (3) the Investment Agreement (as described on page 119), which contains, among other provisions, provisions restricting Sovereign’s ability to encourage, facilitate or negotiate with respect to acquisition proposals by third parties and providing Santander with certain rights (which we refer to as “first and last look rights”) to negotiate exclusively with Sovereign in the event of an unsolicited acquisition proposal for Sovereign and to require Sovereign to approve any Santander proposal that is at least as favorable as a third party proposal supported by Santander, (4) publicly available information concerning Sovereign that Barclays believed to be relevant to its analysis, including the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008, (5) preliminary financial results of Sovereign for the fiscal quarter ended September 30, 2008, (6) publicly available information concerning Santander that Barclays believed to be relevant to its analysis, including the Annual Report on Form 20-F for the fiscal year ended December 31, 2007 and interim reports on Form 6-K with respect to the quarters ended March 31, 2008 and June 30, 2008, (7) financial and operating information with respect to the business, operations and prospects of Sovereign furnished to Barclays by Sovereign, including financial projections of Sovereign prepared by management of Sovereign, (8) an assessment of the (i) current book value and the tangible book value of Sovereign prepared by the management of Sovereign and (ii) current book value and the tangible book value of Sovereign prepared by the management of Santander, (9) trading histories of the Sovereign common stock and the Santander ordinary shares from October 10, 2005 to October 10, 2008 and a comparison of those trading histories with those of other companies that Barclays deemed relevant, (10) a comparison of the historical financial results and present financial condition of Santander with those of other companies that Barclays deemed relevant, and (11) published estimates of independent research analysts with respect to the future financial performance of Santander.

In addition, Barclays had discussions with the management of Sovereign and Santander concerning their respective businesses, operations, assets, liabilities, financial conditions and prospects and undertook such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion dated October 13, 2008, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information. Barclays further relied upon the assurances of management of Sovereign that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Sovereign, upon advice of Sovereign, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Sovereign as to the future financial performance of Sovereign. Barclays was not provided with, and did not have any access to, financial projections of Santander prepared by management of Santander and, with Sovereign’s consent, Barclays relied on published estimates of third party research analysts with respect to Santander’s future financial performance. Accordingly, with Sovereign’s consent, Barclays assumed that the published estimates of third party research analysts were a reasonable basis upon which to evaluate the future financial performance of Santander and that Santander would perform substantially in accordance with such estimates. Barclays assumed no responsibility for and expressed no view as to any such projections or estimates with respect to Sovereign or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of Sovereign or Santander and did not make or obtain any evaluations or appraisals of the assets or liabilities of Sovereign or Santander. The Barclays opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, October 13, 2008. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances occurring after the date of the opinion.

Barclays noted the unprecedented global market conditions impacting financial institutions, including the severe consequences that result from a deterioration in consumer and investor confidence. In addition, Barclays assumed, based on its discussions with Sovereign’s management and its other advisors, the following facts relating to Sovereign’s liquidity and business prospects as of October 13, 2008:

•	As a result of general market conditions and matters specific to Sovereign’s condition (financial and otherwise), Sovereign was having difficulty accessing the capital markets, and this difficulty was expected to continue for the foreseeable future.

•	Sovereign had recently experienced intermittent but significant deposit outflows that reduced its cash available to fund its future operations. Sovereign had concluded that, in light of volatile market conditions and recent experiences of Sovereign’s industry peers, there was a significant risk that such deposit outflows could recur and intensify at any time. There was substantial uncertainty as to whether the collateral available to obtain loans from the Federal Home Loan Bank and the Federal Reserve discount window would continue to be sufficient to meet Sovereign’s future liquidity needs.

•	Neither the Federal Reserve nor the OTS had offered any financial assistance to Sovereign on a stand-alone basis other than the Federal Home Loan Bank and Federal Reserve borrowings referred to above, and Sovereign did not expect that any such financial assistance, including any equity investment by any bank regulatory authority, would be available in the future.

In addition, Barclays assumed that (i) there was a likelihood that bank regulatory authorities could conclude that Sovereign had insufficient capital to withstand future adverse market conditions and such adverse developments could lead to an adverse action by applicable bank regulatory authorities, which could have included possible receivership of Sovereign’s bank subsidiaries, and (ii) in the event of a receivership of Sovereign’s bank subsidiaries, Sovereign would likely be required to seek protection from creditors under federal bankruptcy laws.

Barclays also assumed, based on information received from Sovereign regarding Sovereign’s business, assets and liabilities, and without independent verification, that the holders of the Sovereign common stock would likely receive no value in the event of a bankruptcy of Sovereign.

In light of the restrictions contained in the Investment Agreement, including the first and last look rights, Barclays assumed, upon the advice of Sovereign, that no alternative purchase transaction was reasonably available to Sovereign. In addition, Sovereign did not authorize Barclays to solicit, and Barclays did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of Sovereign.

In determining the meaning of “fairness” for purposes of its opinion, Barclays took into account the foregoing facts and assumptions, as well as the substantial existing equity stake of Santander in Sovereign and the limited alternatives available to Sovereign in light of, among other things, the restrictions contained in the Investment Agreement, including the first and last look rights.

Barclays expressed no opinion as to the prices at which (i) shares of Sovereign common stock or Santander ordinary shares would trade at any time following the announcement of the proposed transaction or (ii) Santander ordinary shares would trade at any time following the consummation of the proposed transaction.

In connection with its oral opinion rendered at the meeting of the Sovereign board of directors held on October 12, 2008 and subsequently confirmed in writing on October 13, 2008, Barclays delivered certain financial analyses of the proposed merger to the Sovereign board of directors.

The following is a summary of the material valuation, situational, financial and comparative analyses delivered to the Sovereign board of directors by Barclays in connection with its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses performed by Barclays, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Barclays.

Sovereign Historical Stock Price Analysis.  Barclays reviewed the historical daily high and low trading prices of Sovereign common stock for the 52 weeks ending October 10, 2008. The analysis indicated that the high and low trading prices of Sovereign common stock for the 52 weeks ending October 10, 2008 were $17.89 and $2.20, respectively. The price of Sovereign common stock as of October 10, 2008 was $3.81, which represented a price decline of 77.9% since October 10, 2007.

Sovereign Situational Analysis.  Barclays noted that Sovereign faced unprecedented levels of financial market instability and a difficult credit environment that negatively impacted its prospects. Sovereign’s stock price had fallen approximately 60.6% since September 1, 2008, compared to 47.4% for Barclays’ bank index. Moreover, on September 29, 2008, as the United States House of Representatives voted against the Troubled Asset Relief Program, or TARP, Sovereign’s stock declined by 72% on concerns about capital and liquidity, while, by comparison, the S&P Financial Index declined by 9%. Barclays also analyzed the impact of recent market volatility on Sovereign’s capital and liquidity, noting that Sovereign’s deposits declined by approximately 4%, or $1.76 billion, during the week following September 29, 2008. Barclays noted Sovereign’s deteriorating internal, non-public credit loss estimates: Sovereign’s 2008 “stress case” credit loss estimates were $772 million in May 2008, and, as of October 12, 2008, these estimates were revised upwards to $868 million and the 2009 “stress case” credit loss was estimated at $967 million. Additionally, Sovereign had recorded losses of $576 million on its Government Sponsored Entity preferred securities portfolio and $602 million on the sale of its collateralized debt obligation portfolio. Barclays also noted that Sovereign expected to report a net loss for the third quarter of 2008 of approximately $982 million and a diluted loss of $1.48 per share, resulting from securities impairments and high credit costs. Recent high profile regulatory bank takeovers, including the seizure of Washington Mutual by the FDIC and the announced acquisition of Wachovia by Citigroup in an FDIC-brokered deal, had preempted potential liquidity issues, despite those banks being “well-capitalized” by regulatory standards. Washington Mutual’s and Wachovia’s most recent Core

Capital and Tier 1 leverage ratios were 7.76% and 6.57%, respectively, at the time of their FDIC intervention, compared to the regulatory “well-capitalized” minimum ratio of 5.0%. Other recent events reflecting the market volatility included the government conservatorship of Fannie Mae and Freddie Mac, Bank of America’s acquisition of Merrill Lynch, Lehman Brothers’ bankruptcy and the Federal Reserve’s two-year, $85 billion loan to AIG in exchange for a 79.9% equity stake. Lastly, Barclays noted that the first and last look rights under the Investment Agreement with Santander prevented Sovereign from soliciting acquisition proposals from acquirers other than Santander under current circumstances.

Sovereign Discounted Cash Flow Analyses (Standalone Case).  Barclays calculated a range of standalone discounted cash flows for Sovereign using “base case” projections provided by the management of Sovereign. For the base case, the analysis estimated a range of the present values per share of Sovereign common stock, assuming earnings estimates for 2009, 2010, 2011, 2012 and 2013 of $0.20, $0.48, $0.58, $0.64 and $0.69 per share, respectively. This analysis was based on the sum of (i) the present value of Sovereign dividendable earnings, net of earnings necessary to maintain a constant tangible common equity to tangible assets ratio for Sovereign of 5.5% (a customary tangible common equity to tangible common assets ratio for banking institutions comparable to Sovereign), from January 1, 2009 through December 31, 2013 and (ii) the present value of the terminal value of Sovereign common stock. In calculating the terminal value of Sovereign common stock, Barclays applied multiples ranging from 10.0x to 12.0x to estimated 2014 earnings per share. The free cash flow stream and the terminal value were then discounted back to October 12, 2008, using discount rates ranging from 18.0% to 20.0%, which range Barclays viewed as appropriate for a company with Sovereign’s risk characteristics. This analysis suggested a standalone equity value range of $5.71 to $6.95 per share of Sovereign common stock.

In addition, Barclays conducted a standalone discounted cash flow analysis using “stress case” financial projections provided by Sovereign’s management, which reflected earnings per share estimates for 2009, 2010, 2011, 2012 and 2013 of $(0.13), $0.30, $0.43, $0.48 and $0.52 per share, respectively, and otherwise using the assumptions referred to the preceding paragraph. This analysis suggested a standalone equity value range of $4.32 to $5.46 per share of Sovereign common stock.

Sovereign Discounted Cash Flow Analyses (Acquisition Case).  Barclays conducted a discounted cash flow analysis based on the “base case” financial projections provided by Sovereign management, assuming an acquisition by Santander and cost savings of 5% of Sovereign’s general and administrative expense base for 2008 (75% of which were assumed to be realized in 2009 and 100% thereafter), and otherwise using the assumptions used for the Sovereign “base case” standalone discounted cash flow analysis referred to in the first paragraph under the caption “Sovereign Discounted Cash Flow Analyses (Standalone Case).” This analysis suggested an implied value range of approximately $6.11 to $7.39 per share of Sovereign common stock.

In addition, Barclays conducted a discounted cash flow analysis using the assumptions referred to in the preceding paragraph, but using the “stress case” financial projections provided by Sovereign management and referred to in the second paragraph under the caption “Sovereign Discounted Cash Flow Analyses (Standalone Case).” This analysis suggested an implied equity value range of approximately $4.72 to $5.90 per share of Sovereign common stock.

Sovereign Discounted Cash Flow Analyses (Santander’s Adjustments).  Barclays conducted a discounted cash flow analysis based on the “base case” financial projections provided by Sovereign management, incorporating an adjustment of ($2.9) billion to tangible common equity by Santander, reflecting Santander’s assumed “fair value” adjustments to Sovereign’s balance sheet, and otherwise using the assumptions used for the Sovereign “base case” standalone discounted cash flow analysis referred to in the first paragraph under the caption “Sovereign Discounted Cash Flow Analyses (Acquisition Case).” This analysis suggested an implied value range of approximately $3.17 to $4.51 per share of Sovereign common stock.

Santander Historical Stock Price Analysis.  Barclays reviewed the historical daily high and low trading prices of Santander ADSs for the 52 weeks ending October 10, 2008. The analysis indicated that the high and low trading prices of Santander ADSs for the 52 weeks ending October 10, 2008 were $22.34 and $11.45, respectively. The price of Santander ordinary shares as of October 10, 2008 represented a price decline of 33.8% since October 10, 2007. Barclays also examined the trading relationship between Santander ADSs on the New York Stock Exchange and Santander ordinary shares on the Madrid Stock Exchange for the 52 weeks ending October 10, 2008. Barclays noted that there was a high level of correlation between the trading performance of Santander ADSs and Santander ordinary shares. (For more information regarding the characteristics of, and differences between, Santander ordinary shares and Santander ADSs, please refer to “Description of Santander Ordinary Shares” and “Description of Santander American Depository Shares.”)

Santander Comparable Companies Analysis.  Barclays compared financial information, ratios and public market multiples for Santander to corresponding measures for seven European banks with assets over $500 billion.

Barclays selected the following comparable companies:

•	Royal Bank of Scotland

•	Deutsche Bank

•	Barclays

•	BNP Paribas

•	HSBC

•	BBVA

•	Lloyds

The financial information, ratios and public market multiples analyzed included:

•	the return on average assets;

•	the return on average equity;

•	the ratio of fee income to operating revenue;

•	net interest margin (defined as annualized net interest income as a percentage of average earning assets);

•	the efficiency ratio (the ratio of non-interest expenses to total revenue);

•	the ratio of tangible equity to tangible assets;

•	the ratio of core deposits (defined as total deposits less all time deposits) to total deposits;

•	the ratio of loans to deposits;

•	the ratio of non-performing loans (defined as loans on which interest is no longer accruing) to assets;

•	the ratio of loan loss reserves to total loans;

•	the ratio of net charge-offs (defined as loans charged-off net of recoveries of loans previously charged-off) to average loans;

•	the multiple of market price per share to 2009 estimated earnings per share;

•	the multiple of market price per share to book value per share;

•	the multiple of market price per share to tangible book value per share;

•	the total deposit premium; and

•	the core deposit premium (core deposits defined as total deposits less total time deposits).

For this analysis, Barclays used information obtained from SNL Financial, FactSet and publicly available financial information, with financial data as of June 30, 2008 and stock market data as of October 10, 2008.

The following tables summarize the results from the comparable companies analysis on Santander:

		Median of
		Comparable
Performance Metrics	Santander	Companies

Return on Average Assets	1.06%	0.32%
Return on Average Equity	18.6%	12.0%
Fee Income/Operating Revenue	42.8%	48.3%
Net Interest Margin	2.20%	2.01%
Efficiency Ratio	42.3%	75.2%
Tangible Equity/Tangible Assets	3.86%	2.26%
Core Deposits/Total Deposits	50.6%	68.7%
Loans/Deposits	167.3%	100.7%
Non-Performing Loans/Assets	1.1%	2.0%
Loan Loss Reserves/Loans	1.66%	0.99%
Net Charge-Offs/Average Loans	0.55%	0.46%

			Median of
			Comparable
Valuation Metrics	Santander		Companies

Multiple of Market Price to
2009 Estimated Earnings Per Share	5.9	x	4.2	x
Book Value	1.04	x	0.91	x
Tangible Book Value	1.47	x	1.39	x
Premium to Total Deposits	15.4%		0.7%
Premium to Core Deposits	30.3%		1.1%

Barclays selected a range of median financial metrics described above and applied them to corresponding financial data for Santander as of June 30, 2008 to calculate a standalone valuation range of $8.84 to $11.56 per Santander ordinary share. Barclays selected the European banks above because their global footprints, businesses and operating profiles are reasonably similar to those of Santander. No comparable company identified above is identical to Santander. A complete analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading values of those comparable companies; mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected company data.

Santander Discounted Cash Flow Analysis.  Barclays calculated a range of discounted cash flows for Santander using published estimates of third party research analysts with respect to Santander’s future financial performance. The analysis estimated a range of the present values per share of Santander ordinary shares, using 2009 and 2010 I/B/E/S earnings per share estimates of $2.09 and $2.34 per share (based on an exchange rate of €1.3506 to 1 USD as of October 10, 2008) respectively, assumed to grow at an I/B/E/S estimated long term annual growth rate of 7.63%. For the purposes of this analysis, Barclays estimated Santander’s current financial position pro forma for the acquisitions of Alliance & Leicester and the branches and deposits of Bradford & Bingley. The discounted cash flow analysis was based on the sum of (i) the present value of Santander dividendable earnings, net of earnings necessary to maintain a constant tangible common equity to tangible assets ratio for Santander of 4.0% (a customary tangible common equity to tangible common assets ratio for banking institutions comparable to Santander), from January 1, 2009 through December 31, 2010 and (ii) the present value of the terminal value of Santander ordinary shares. In calculating the terminal value of Santander ordinary shares, Barclays applied multiples ranging from 3.5x to 5.5x to estimated 2014 earnings per share. The free cash flow stream and the terminal value were then discounted back to October 12, 2008, using discount rates ranging from 12.0% to 14.0%, which range Barclays viewed as appropriate for a company with Santander’s risk characteristics. This analysis suggested a standalone equity value range of $11.32 to $16.08 per Santander ordinary share.

In connection with the review of the transaction by the Sovereign board of directors, Barclays performed a variety of financial and comparable analyses for purposes of rendering their opinion and considered the situational factors and factual assumptions described above. The above summary of these analyses does not purport to be a complete description of the analyses performed by Barclays in arriving at its opinion. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, Barclays considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Barclays believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of its analyses, without considering all of them, would create an incomplete view of the process underlying its analyses and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of Barclays with respect to the actual value of Sovereign, Santander or the combined company.

In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Barclays, Sovereign or Santander. Any estimates contained in the analyses of Barclays are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of the analyses of Barclays with respect to the fairness, from a financial point of view, to Sovereign’s shareholders (other than Santander or its affiliates) of the exchange ratio to be offered to such shareholders in the proposed transaction under the circumstances applicable to Sovereign as of the date of the opinion, and were prepared in connection with the delivery by Barclays of its opinion to the Sovereign board of directors. The analyses do not purport to be appraisals or to reflect the prices at which the shares of Sovereign common stock will trade following the announcement or completion of the transaction.

The consideration provided for in the transaction and other terms of the transaction were determined through arms’-length negotiations between Sovereign and Santander and were approved by Sovereign’s board of directors. Barclays provided advice to Sovereign during such negotiations. However, Barclays did not recommend any specific form of consideration to Sovereign or that any specific form of consideration constituted the only appropriate consideration for the transaction. The opinion of Barclays was one of many factors taken into consideration by the Sovereign board of directors in making its determination to approve the transaction. The analyses of Barclays summarized above should not be viewed as determinative of the opinion of the Sovereign board of directors with respect to the value of Sovereign, Santander or the combined company or of whether the Sovereign board of directors would have been willing to agree to different forms of consideration.

The Sovereign board of directors selected Barclays as its financial advisor because of its reputation as an internationally recognized investment banking and advisory firm with substantial experience in transactions similar to the merger and because Barclays is familiar with Sovereign and its business. As part of its investment banking and financial advisory business, Barclays is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Barclays provides a full range of financial advisory and securities services. Barclays has performed various investment banking and financial services for Santander in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, in the two years preceding the delivery of the opinion, in the ordinary course of its business, Barclays performed various investment banking and financial services for Santander for fees totaling an estimated $35 million. In the ordinary course of its business, Barclays actively trades in the securities of Sovereign and Santander and certain of their respective subsidiaries for Barclays’ own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. During the past two years, Barclays earned approximately $30.2 million in interest fees and other costs from Sovereign for an approximately $1.5 billion loan it made to Sovereign (now terminated) and earned approximately $116,000 in fees from Sovereign for establishing a conduit for issuing up to approximately $1.5 billion in commercial paper.

On September 22, 2008, certain assets of Lehman Brothers, including its North American investment banking franchise, were acquired by Barclays. Prior to that acquisition, certain members of the financial advisory team engaged by Sovereign in connection with the transaction were employees of Lehman Brothers, which had been engaged by Sovereign in April 2008 in connection with Sovereign’s public offering of common stock and the offering by Sovereign Bank of its subordinated debt. Lehman Brothers received approximately $46 million in compensation in connection with those offerings.

Pursuant to an engagement letter between Sovereign and Barclays, Sovereign agreed to pay Barclays an initial cash fee of $4,000,000 upon the execution of the transaction agreement and a contingent cash fee equal to 0.50% of an amount equal to the total number of shares of Sovereign common stock outstanding immediately prior to the completion of the proposed transaction multiplied by the per share consideration paid for such shares (with the minimum for such contingent fee set at $15,000,000) upon completion of the transaction, less, to the extent paid, the initial cash fee. The contingent fee is dependent upon the completion of the transaction. Sovereign also agreed to reimburse Barclays for its reasonable out-of-pocket expenses incurred in connection with the engagement and to indemnify Barclays and its related parties from and against certain liabilities, including liabilities under the federal securities laws. Based on information available as of December 12, 2008, the latest practicable date prior to the date of this document, the contingent fee amount is estimated to be $15,000,000.

Santander’s Reasons for the Transaction

Santander’s reasons for entering into the transaction agreement and agreeing to acquire all of the shares of Sovereign common stock that it does not already own include the following:

•	The transaction will allow Santander to convert its minority equity stake in Sovereign into control of 100% of Sovereign’s outstanding voting shares and control of the Sovereign board of directors;

•	The acquisition of Sovereign furthers Santander’s objective of expanding the geographical diversification of the Santander group;

•	The acquisition will allow Santander to enter the United States commercial and retail banking market in a region that Santander considers demographically attractive;

•	Sovereign has a strong market share of deposits in five of the eight states in which it operates and Sovereign’s business model is focused on consumer and small business banking, both of which are consistent with Santander’s overall strategy;

•	Completion of the transaction will not have a significant adverse effect on Santander’s capital or capital ratios;

•	Santander believes that its track record of successfully completing acquisitions, its knowledge of Sovereign’s business and its expertise as one of the world’s leading retail and commercial banks will allow Santander to improve the Sovereign business and its efficiency and to grow that business in a manner that is in the best interests of the combined company, its depositors, customers, employees and other constituencies;

•	The transaction complies with Santander’s financial criteria for acquisitions, which are: (a) being accretive to shareholders in a reasonable period of time as determined by Santander and (b) to have a return on investment superior to Santander’s cost of capital. Santander expects to meet these objectives and to maintain at all times capital ratios above applicable regulatory requirements and in line with sector peers;

•	That Santander believed the transaction will benefit Sovereign’s depositors, customers and the communities in which Sovereign operates;

•	That Sovereign, as a result of general market conditions and matters specific to Sovereign’s condition (financial and otherwise), was having difficulty accessing the capital markets, and that absent the transaction this difficulty was expected to continue for the foreseeable future; and

•	That Sovereign experienced intermittent but significant deposit outflows that had reduced its cash available to fund its future operations, and that in light of volatile market conditions and recent experiences of Sovereign’s industry peers, there was a perceived significant risk that absent the transaction such deposit outflows could recur and intensify at any time.

Interests of Sovereign’s Executive Officers and Directors in the Transaction

In considering the recommendation of the Sovereign board of directors with respect to the transaction agreement, Sovereign’s shareholders should be aware that Sovereign’s executive officers and directors have interests in the transaction that may be different from, or in addition to, those of Sovereign’s shareholders generally. The Sovereign board of directors was aware of these interests and considered them, among other matters (see “Sovereign’s Reasons for the Transaction; Recommendation of the Sovereign Board of Directors”), in reaching its decisions to approve the transaction agreement and to recommend that Sovereign’s shareholders vote in favor of the proposal to adopt and approve the transaction agreement.

As summarized below, Sovereign’s executive officers and certain of its directors will be entitled to specified payments and benefits with respect to their equity-based awards and deferred compensation upon the closing of the transaction, and Sovereign’s executive officers will be entitled to specified payments and benefits in the event of specified terminations of their employment following the transaction. Sovereign’s executive officers and directors also will be entitled to indemnification and officers’ and directors’ liability insurance coverage following the transaction. For estimates of the amounts of the executive officers’ payments and benefits, please see below under “Estimated Amounts of Transaction — Related Payments and Benefits.” For estimates of the amounts of the directors’ payments, please see below under “Deferred Compensation.”

The following executive officers and directors will be entitled to payments and benefits in connection with the transaction:

•	Paul A. Perrault. Incoming President and Chief Executive Officer (commencing not later than January 3, 2009).

•	Kirk W. Walters. Interim President, Interim Chief Executive Officer and Chief Financial Officer through January 2, 2009 (or, if earlier, the commencement of Mr. Perrault’s employment). Thereafter, Senior Executive Vice President, Chief Financial Officer and Chief Administrative Officer.

•	Salvatore J. Rinaldi. Executive Vice President and Chief of Staff to the Chief Executive Officer.

•	Patrick J. Sullivan. Managing Director of Commercial Banking.

•	M. Robert Rose. Credit Risk Management Officer and Executive Vice President of Sovereign and Regulation O Officer of Sovereign Bank.

•	Roy J. Lever. Managing Director of Retail Banking.

•	Matthew A. Kerin. Managing Director of Corporate Specialties Group.

•	Thomas D. Cestare. Executive Vice President and Chief Accounting Officer.

•	Cameron C. Troilo, Sr. Director.

•	P. Michael Ehlerman. Director.

•	Brian Hard. Director.

•	Andrew C. Hove, Jr. Director.

Payments and Benefits upon the Closing of the Transaction

Equity-Based Awards

In connection with the transaction, the equity-based awards (vested and unvested) held by Sovereign’s executive officers and directors will be treated as follows:

Stock Options.  At the time the reincorporation merger becomes effective, each then-outstanding option to acquire shares of Sovereign common stock held by Sovereign’s executive officers and directors (whether vested or unvested) will be canceled in exchange for the right to promptly receive a cash payment in an amount equal to the product of (i) the excess, if any, of the cash value of one share of common stock of Sovereign Virginia, determined at the time that the reincorporation merger becomes effective, over the applicable exercise price per share of Sovereign common stock of such option, and (ii) the number of shares of Sovereign common stock that the executive officer or director could have purchased (assuming full vesting of such option) had the executive officer or director exercised such option in full immediately prior to the time that the reincorporation merger becomes effective.

All of the options currently held by Sovereign’s executive officers and directors were granted at exercise prices that are at or above $5.25. If the cash value of one share of common stock of Sovereign Virginia is $5.25 or lower at the time the reincorporation merger becomes effective, the executive officers and directors will not receive any cash payments upon cancellation of their stock options.

Under the terms of his employment agreement, Mr. Perrault will be granted a stock option upon commencement of his employment with Sovereign. The option will be granted at an exercise price equal to the fair market value of a share of Sovereign common stock as of the date of grant. Therefore, until the option is granted, it will not be possible to determine whether Mr. Perrault will receive a cash payment upon cancellation of the option.

The following table sets forth the number of vested and unvested options that Sovereign’s executive officers and directors will hold at the time the reincorporation merger becomes effective, assuming that the reincorporation merger becomes effective on January 31, 2009 and that the executive officers and directors are not granted any additional stock options prior to such date:

Executive Officer/Director	Vested	Unvested	Total

Mr. Perrault	0	1,000,000	1,000,000
Mr. Walters	0	300,000	300,000
Mr. Rinaldi	89,026	0	89,026
Mr. Sullivan	26,250	0	26,250
Mr. Rose	24,726	4,731	29,457
Mr. Kerin	5,200	20,800	26,000
Mr. Cestare	0	26,250	26,250
Mr. Troilo	100,800	0	100,800

Restricted Stock.  At the time the reincorporation merger becomes effective, each restricted share of Sovereign common stock held by Sovereign’s executive officers will become fully vested and will be treated in the transaction in the same manner as each other share of Sovereign common stock. Assuming that the reincorporation merger becomes effective on January 31, 2009 and that the executive officers are not granted any additional restricted shares prior to such date, the executive officers will hold the following number of restricted shares at the time the reincorporation merger becomes effective: Mr. Perrault (200,000), Mr. Walters (100,000), Mr. Rinaldi (83,133), Mr. Sullivan (72,971), Mr. Rose (37,482), Mr. Lever (43,860), Mr. Kerin (54,992) and Mr. Cestare (27,598).

Stock Appreciation Rights.  Mr. Walters holds unvested stock appreciation rights, or SARs, with respect to 700,000 shares of Sovereign common stock. Upon exercise of the SARs, Mr. Walters will receive a cash payment in an amount equal to (i) the closing trading price of a share of Sovereign common stock on the date of exercise minus (ii) the $5.62 exercise price of the SARs multiplied by (iii) the 700,000 shares covered by the SARs. The SARs will become fully vested upon the closing of the transaction. If the cash value of one share of common stock of Sovereign Virginia is $5.62 or lower at the time the reincorporation merger becomes effective, Mr. Walters will not receive a cash payment with respect to the SARs.

Restricted Stock Units.  Mr. Walters also holds unvested restricted stock units, or RSUs, with respect to 180,995 shares of Sovereign common stock. Upon a “change in control” (defined to include transactions such as the proposed transaction), the RSUs will become fully vested and payable in cash to Mr. Walters.

Deferred Compensation

Prior to 2007, Sovereign’s executive officers were eligible to defer between 25% and 50% of their annual bonuses. Sovereign provided a 100% match of the amounts deferred. The amounts deferred and the matching contributions were placed in a grantor trust and are invested in shares of Sovereign common stock. The executive officers ordinarily vest in the deferrals, matching contributions and earnings thereon after five years but will become fully vested in these amounts upon the closing of the transaction pursuant to the existing terms of the deferred arrangements.

Each member of the Sovereign board of directors who was a member of the Sovereign board of directors as of October 1, 2005 is entitled to receive a retirement payment upon termination of service, provided that the director completes 10 years of service and attains age 65 prior to termination. The retirement payment is generally determined by reference to the director’s years of service on the Sovereign board of directors and the highest annual retainer paid to the director as of September 30, 2005. Upon the closing of the transaction, however, pursuant to the existing terms of the retirement arrangements, each director who has completed five or more years of service will be entitled to the retirement payment without having to meet the age and service requirements discussed above. Assuming the transaction closes on January 31, 2009, the following directors will, as of such date, be entitled to the following payments by reason of having completed five or more years of service: Mr. Ehlerman ($355,853), Mr. Hard ($857,293) and Mr. Hove ($357,773).

Payments and Benefits upon Termination of Employment

Sovereign has entered into an employment agreement or change in control agreement with each of its executive officers that provides for a lump sum cash severance payment and medical and health benefit continuation in the event of specified terminations of the executive officer’s employment following a change in control. For purposes of these agreements, the transactions contemplated by the transaction agreement will constitute a change in control. The payments and benefits provided to each of Messrs. Walters and Perrault are subject to the executive officer’s compliance with the restrictive covenants set forth in his agreement and his execution of a release of claims against Sovereign. For the definitions of “good reason” under these agreements, please see below.

Severance Payments

Mr. Perrault.  If a “change in control” (defined to include transactions such as the proposed transaction) occurs after the commencement of Mr. Perrault’s employment with Sovereign and his employment is subsequently terminated at any time by Sovereign without cause or by him for good reason, he will be entitled to a lump sum cash severance payment in an amount equal to the sum of:

•	three times his then-current base salary,

•	three times his target annual bonus, and

•	a pro-rata annual bonus based on (i) the number of days he was employed by Sovereign during the calendar year in which such termination occurred and (ii) the actual performance of Sovereign.

Mr. Walters.  If at any time after a “change in control” (defined to include transactions such as the proposed transaction), or within three months prior thereto, Mr. Walters’ employment is terminated by Sovereign without cause or by him for good reason, he will be entitled to a lump sum cash severance payment in an amount equal to the sum of:

•	three times his then-current base salary,

•	three times the greater of (i) his annual bonus earned for the most recently completed calendar year prior to such termination or (ii) the average of his annual bonuses earned for the three most recently completed calendar years prior to such termination (or, if not applicable, his target annual bonus), and

•	a pro-rata annual bonus based on (i) the number of days he was employed by Sovereign during the calendar year in which such termination occurred and (ii) the actual performance of Sovereign.

Mr. Rinaldi.  If at any time prior to April 14, 2010 Mr. Rinaldi’s employment is terminated by Sovereign without cause or by him for good reason, he will be entitled to a lump sum cash severance payment in an amount equal to three times the sum of:

•	the highest annualized base salary paid to him during the year of such termination or the immediately preceding two calendar years, and

•	the greater of (i) his target bonus for the year of such termination or (ii) the highest bonus paid to him with respect to one of the three calendar years immediately preceding the year of such termination.

Messrs. Sullivan and Lever.  If at any time prior to October 14, 2010 the employment of Messrs. Sullivan or Lever is terminated by Sovereign without cause or by the executive officer for good reason, he will be entitled to a lump sum cash severance payment in an amount equal to two times the sum of:

•	the highest annualized base salary paid to him during the year of such termination or the immediately preceding two calendar years, and

•	the greater of (i) his target bonus for the year of such termination or (ii) the highest bonus paid to him with respect to one of the three calendar years immediately preceding the year of such termination.

Messrs. Rose, Kerin and Cestare.  If on or at any time within 24 months after a “change in control” (defined to include transactions such as the proposed transaction) the employment of Messrs. Rose, Kerin or Cestare is terminated by Sovereign without cause or by the executive officer for good reason, he will be entitled to a lump sum cash severance payment in an amount equal to two times the sum of:

•	the highest annualized base salary paid to him during the year of such termination or the immediately preceding two calendar years, and

•	the greater of (i) his target bonus for the year of such termination or (ii) the highest bonus paid to him with respect to one of the two calendar years immediately preceding the year of such termination.

Each executive officer’s right to terminate his employment for “good reason” would generally be triggered upon (i) a reduction in the executive officer’s title, (ii) a material diminution in the executive officer’s duties or (iii) the executive officer not being provided with compensation and benefits reasonably comparable to his compensation package prior to the transaction. Each of Messrs. Perrault and Walters also has the right to terminate his employment for good reason upon his not being named the officer with the same titles at Santander after the transaction as he held at Sovereign prior to the transaction.

Benefits Continuation

Each of Sovereign’s executive officers is entitled to continued medical and health benefits upon any termination of his employment that would trigger his entitlement to the cash severance payment described above. The benefit continuation period is three years, for Messrs. Perrault, Walters and Rinaldi, and two years, for Messrs. Sullivan, Rose, Lever, Kerin and Cestare.

Excise Tax Gross-Ups and Additional Payments

Each of Messrs. Perrault, Walters and Rinaldi is entitled to a gross-up payment if the executive officer becomes subject to golden parachute excise taxes under Section 4999 of the Code with respect to payments and benefits that he receives in connection with the transaction. The gross-up payment is intended to provide the executive officer with a net amount of payments and benefits that is equal to the amount of the payments and benefits that he would have received in connection with the transaction had he not been subject to such excise taxes.

The amount of transaction-related payments and benefits provided to each of Messrs. Sullivan, Rose, Lever, Kerin and Cestare will be reduced to the extent necessary to avoid his becoming subject to excise taxes under Section 4999 of the Code. In the event of such reduction, the executive officer may elect to be bound by the non-competition restrictions set forth in his employment or change in control agreement in exchange for a reasonable additional payment in an amount determined by Sovereign, provided that such additional payment amount shall not exceed the total amount of any such reduction.

Estimated Amounts of Transaction-Related Payments and Benefits

The following table sets forth the estimated amounts of the payments and benefits described above that Sovereign’s executive officers will receive upon the transaction or in the event of specified terminations of their employment following the transaction. The amounts set forth in this table assume that the transaction will close on January 31, 2009 at a per-share transaction price of $3.81 and that the executive officers’ employment will be terminated immediately thereafter. ($3.81 was the implied transaction price per share of Sovereign common stock as of October 10, 2008, the last full trading day of Santander ADSs prior to the announcement of the transaction. The actual per share implied transaction price per will vary based on the market price of Santander ADSs upon the closing of the transaction.) The actual amounts of these payments and benefits can only be determined at the time of the closing of the transaction or termination of employment, as applicable, and may differ materially from the amounts set forth below.

			Accelerated
	Accelerated		Vesting of
	Vesting of		Deferred	Cash	Benefits	Excise Tax
	Equity		Compensation	Severance	Continuation	Gross-Up		Total
Executive Officer	($)		($)	($)(1)	($)	($)		($)

Mr. Perrault(2)
Closing	762,000	(3)	—	—	—	—		762,000
Termination	—		—	4,861,370	43,317	2,252,291	(4)	7,157,578
Mr. Walters
Closing	1,070,439		—	—	—	—		1,070,439
Termination	—		—	4,257,534	43,317	2,359,795		6,660,646
Mr. Rinaldi
Closing	316,737		20,100	—	—	—		336,837
Termination	—		—	2,116,800	43,317	968,288		3,128,405
Mr. Sullivan
Closing	278,020		36,607	—	—	—		314,627
Termination	—		—	1,344,380	29,153	—		1,373,533
Mr. Rose
Closing	142,806		20,420	—	—	—		163,226
Termination	—		—	960,513	29,153	—		989,667
Mr. Lever
Closing	167,107		—	—	—	—		167,107
Termination	—		—	1,176,000	29,153	—		1,205,153
Mr. Kerin
Closing	209,520		—	—	—	—		209,250
Termination	—		—	1,344,751	29,153	—		1,373,904
Mr. Cestare
Closing	105,148		8,854	—	—	—		114,002
Termination	—		—	792,094	29,153	—		821,247

(1)	With respect to each of Messrs. Sullivan, Rose, Lever, Kerin and Cestare, the estimated amount of cash severance includes the estimated maximum additional payment (assuming that the transaction closes on January 31, 2009 at a per-share transaction price of $3.81 and that the executive officers’ employment will be terminated immediately thereafter) that the executive may receive in the event that the executive elects to be bound by non-competition restrictions under the circumstances described under “Excise Tax Gross-Ups and Additional Payments,” above.

(2)	If the closing of the transaction occurs prior to the commencement of Mr. Perrault’s employment with Sovereign, Mr. Perrault’s employment agreement will not become effective and he will not be entitled to the amounts set forth in this table. Instead, he will be entitled to (i) an aggregate cash payment in an amount equal to the sum of his base salary and 100% of his target annual bonus and (ii) 66,667 shares of Sovereign common stock. The estimated amount of the cash payment is $1,600,000 and the estimated aggregate value of the Sovereign shares, assuming a per-share price of $3.81, is $254,001.

(3)	Under the terms of his employment agreement, Mr. Perrault will be granted a stock option upon commencement of his employment with Sovereign. The option will be granted at an exercise price equal to the fair market value of a share of Sovereign common stock as of the date of grant. As discussed above, prior to the grant of the option, it is not possible to determine whether Mr. Perrault will receive a cash payment upon cancellation of the option. Therefore, this estimated value of accelerated equity does not reflect the value of acceleration, if any, of the option.

(4)	As discussed in footnote 3, under the terms of his employment agreement, Mr. Perrault will be granted a stock option upon commencement of his employment with Sovereign. This estimated gross-up amount assumes that the exercise price of the option is $3.81, the implied transaction price per share of Sovereign common stock as of October 10, 2008.

Indemnification and Insurance

The transaction agreement provides that, for six years after the effective time of the share exchange, Sovereign Virginia shall, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now or has been at any time prior to October 13, 2008 or who becomes prior to the effective time of the share exchange, an officer or a director of Sovereign or any of its subsidiaries, including Sovereign Virginia, each such person, referred to herein as an indemnified person, against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, the fact that such person is or was a director or officer of Sovereign or any of its subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the effective time of the share exchange, whether asserted or claimed prior to, or at or after, the effective time of the share exchange, to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the transaction agreement by Sovereign pursuant to Sovereign’s charter, bylaws and existing indemnification agreements with certain directors and officers of Sovereign and its subsidiaries.

In addition, the transaction agreement provides that Santander shall cause Sovereign Virginia to continue in full force and effect for a period of six years from the effective time of the share exchange the provisions in existence in Sovereign’s charter and bylaws regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses.

The transaction agreement also provides that, for six years after the effective time of the share exchange, Sovereign Virginia shall provide officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the effective time of the share exchange covering each indemnified person currently covered by Sovereign’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof (provided, that Sovereign may elect to purchase a six-year prepaid “tail policy” on terms and conditions reasonably acceptable to Santander providing substantially equivalent benefits to the indemnified persons) (in each case, to the extent commercially available); provided that, in satisfying its obligations, Sovereign Virginia shall not be obligated to pay in the aggregate in excess of 300% of the amount per annum Sovereign paid in its last full fiscal year; and provided further that, if the aggregate premiums of such insurance coverage exceed such amount, Sovereign Virginia shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the effective time of the share exchange, for a cost not exceeding such amount.

Regulatory Approvals Required for the Transaction

Santander and Sovereign have agreed to use their reasonable best efforts to obtain all regulatory approvals or clearances required to complete the transaction. These approvals include approval or clearance from the Federal Reserve Board, FINRA and the Bank of Spain. Santander and Sovereign have completed, or will complete, the filing of all applications and notifications required in order to complete the transaction.

Regulatory Approvals in the United States

Federal Reserve Board.  The transaction is subject to prior approval by the Federal Reserve Board under Section 4 of the Bank Holding Company Act of 1956, as amended, referred to as the BHCA.

Under Section 4 of the BHCA, the Federal Reserve Board must consider whether the transaction can reasonably be expected to produce benefits to the public (such as greater convenience, increased competition, and gains in efficiency) that outweigh possible adverse effects (such as undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices). The Federal Reserve Board will consider Santander and Sovereign’s financial and managerial resources, the effects of the transaction on those resources, as well as Santander and Sovereign’s management expertise, internal control and risk-management systems, and capital. The Federal Reserve Board will also consider the effect of the transaction on the convenience and needs of the communities to be served, including Santander and Sovereign’s compliance under the Community Reinvestment Act of 1977, and their effectiveness in combating anti-money laundering activities. Each of the depository institution subsidiaries of Santander and Sovereign has received an outstanding rating in its most recent Community Reinvestment Act examination from its federal regulator.

The Federal Reserve Board will furnish notice and a copy of the application for approval of the transaction to the Director of the Office of Thrift Supervision, the primary federal regulator of Sovereign Bank, which will have a maximum of 30 days to submit its comments and recommendations to the Federal Reserve Board. The Federal Reserve Board frequently receives comments and protests from community groups and others and may, in its discretion, choose to hold public hearings or a meeting on the application. Any hearing or meeting could prolong the period during which the application is under review by the Federal Reserve Board. The Federal Reserve Board approved the transaction on December 10, 2008.

Other Approvals and Notices.  Approvals from or notices to certain other regulatory authorities also will be required in connection with the changes, as a result of the transaction, in the ownership of certain businesses controlled by Sovereign. An ownership change regarding Sovereign Securities Corporation LLC, a registered broker-dealer controlled by Sovereign, is subject to review by FINRA. A change in control of Sovereign’s insurance subsidiaries is subject to the receipt of any necessary approvals from, or notice to, various U.S. state insurance regulatory authorities.

Other than the approvals already obtained, Santander and Sovereign cannot assure you that all of the regulatory approvals described above and below will be obtained and, if obtained, they cannot assure you as to the timing of such approvals or their ability to obtain the approvals on satisfactory terms. Santander and Sovereign also cannot assure you of the absence of litigation challenging the regulatory approvals described above. Santander and Sovereign also cannot assure you that the Department of Justice will not attempt to challenge the transaction on antitrust grounds or for other reasons and, if such a challenge is made, they cannot assure you as to its result. The parties’ obligation to complete the transaction is conditioned upon the receipt of all required regulatory approvals. See “The Transaction Agreement — Conditions to Complete the Transaction.”

Santander and Sovereign are not aware of any material governmental approvals or actions that are required for completion of the transaction other than those described above and below. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Regulatory Approvals in Spain

Bank of Spain.  Pursuant to Spanish Law 26/1988 (July 29, 1988), as amended, and Royal Decree 1245/1995 (July 14, 1995), as amended, the acquisition by a Spanish bank of an interest in a credit institution domiciled in a country that is not a member of the European Union requires prior authorization from the Bank of Spain.

The Bank of Spain must render its decision within three months from receipt of all of the information requested. Failure to render its decision within that period will be considered a rejection of the proposed acquisition.

In addition, Santander must notify the Bank of Spain of its intention to increase its capital stock under the Order dated September 20, 1974 and Bank of Spain Circular no. 97/1974 (October 20, 1974). The Bank of Spain may oppose the capital increase within fifteen calendar days from the date of filing of the notice. If the Bank of Spain does not notify its opposition within that period, Santander can proceed with the planned capital increase.

Pursuant to Spanish Law 24/1988 (July 28, 1988), as amended, and Royal Decree 1310/2005 (November 4, 2005), the issue of new Santander ordinary shares does not require prior administrative authorization. Santander will, however, have to comply with certain information requirements, have registered with the National Securities Market Commission of Spain (Comisión Nacional del Mercado de Valores), referred to as the CNMV, an information prospectus or make available information that is considered by the CNMV to be equivalent to that of a prospectus and make other filings with the CNMV for purposes of having the Santander ordinary shares to be received by Sovereign shareholders (or underlying the Santander ADSs to be received by the Sovereign shareholders, as applicable) listed in the Spanish Stock Exchanges.

Board of Directors and Executive Officers of the Combined Company

Upon completion of the transaction, the board of directors and executive officers of Santander will remain the same. See Santander’s 2007 Form 20-F for further information concerning the board of directors and executive officers of Santander.

Appraisal Rights/Dissenters’ Rights

Holders of Sovereign common stock have no dissenters’ rights. The following applies to only the holders of Sovereign Series C preferred stock who elect to exercise dissenters’ rights.

Under Section 1930 and Subchapter D of Chapter 15, or Subchapter D, of the Pennsylvania Business Corporation Law, or the BCL, the holders of any class or series of shares of a corporation are not entitled to exercise dissenters rights if the shares of the corporation are listed on a national securities exchange. Consequently, because Sovereign common stock is currently listed on NYSE, which is a national securities exchange, the holders of Sovereign common stock will not have the right to exercise dissenters’ rights in connection with the proposed transaction.

Subchapter D further provides that holders of any preferred or special class of securities will be granted dissenters rights, even if they otherwise would be denied such rights under the provision described above, unless the holders of the preferred or special class of securities are granted the right to vote separately as a class to approve the proposed transaction. Because the holders of Sovereign Series C preferred stock are not entitled to vote to approve the proposed transaction, holders of shares of Sovereign preferred stock are entitled to dissent from approval of the transaction and demand payment of the fair value of their shares in accordance with the procedures under Subchapter D.

A summary of the rights of dissenting preferred shareholders follows. This summary is qualified in its entirety by reference to the full text Section 1930 and Subchapter D, which is provided as Annex D to this document, and which sets forth the applicable dissenters’ rights provisions under the BCL. Any holder of Sovereign Series C preferred stock who desires to exercise dissenters’ rights should review carefully Subchapter D and is urged to consult a legal advisor before electing or attempting to exercise those dissenters’ rights.

Subject to the exceptions stated below, holders of Sovereign Series C preferred stock who comply with the applicable procedures summarized below will be entitled to dissenters’ rights under Subchapter D.

Holders of Sovereign Series C preferred stock who follow the procedures of Subchapter D will be entitled to receive from Sovereign the fair value of their shares, immediately before the completion of the transaction. Fair value takes into account all relevant factors but excludes any appreciation or depreciation in anticipation of the transaction. Holders of Sovereign Series C preferred stock who elect to exercise their dissenters’ rights must comply with all of the procedures to preserve those rights under Subchapter D.

Shares Eligible for Dissenters’ Rights

Generally, if an owner of preferred stock chooses to assert dissenters’ rights, the owner must dissent as to all of the shares of Sovereign Series C preferred stock he or she owns. The BCL distinguishes between record holders and beneficial owners. A holder may assert dissenters’ rights as to fewer than all the shares of Sovereign Series C preferred stock registered in his or her name only if he or she is not the beneficial owner of the shares of Sovereign Series C preferred stock with respect to which he or she does not exercise dissenters’ rights.

Record Holder Who is Not the Beneficial Owner

A record holder may assert dissenters’ rights on behalf of the beneficial owner. If a holder is a record owner and wishes to exercise dissenters’ rights on behalf of the beneficial owner, the holder must disclose the name and address of the person or persons on whose behalf he or she dissents. In that event, the holder’s rights shall be determined as if the dissenting shares and the other shares were registered in the names of the beneficial owners.

Beneficial Owner Who is Not the Record Holder

A beneficial owner of Sovereign Series C preferred stock who is not also the record holder may assert dissenters’ rights. A person who is a beneficial owner but who is not the record holder who wishes to assert his or her dissenters’ rights must submit a written consent of the record holder to the Secretary of Sovereign prior to the vote. A person may not dissent with respect to some but less than all shares of Sovereign Series C preferred stock he or she owns.

Dissenters’ Rights Procedures for Series C Preferred Shareholders

Notice of Intention to Dissent.  If a person wishes to exercise dissenters’ rights, with respect to Series C preferred stock, he or she must follow the procedures set forth in Annex D. He or she must file a written notice of intention to demand the fair value of his or her shares of Sovereign Series C preferred stock with the Secretary of Sovereign prior to the vote. He or she must not make any change in his or her beneficial ownership of shares of Sovereign Series C preferred stock from the date he or she files the notice until the effective date of the transaction.

Notice of Approval.  If the Sovereign common shareholders approve the transaction, Sovereign will mail a notice to all dissenting preferred shareholders who filed a notice of intention to dissent prior to the vote on the transaction proposal. Sovereign expects to mail the notice of approval promptly after the transaction. The notice of approval will state where and when a demand for payment must be sent and where the certificates for eligible preferred shares must be deposited in order to obtain payment. The notice of approval will also supply a form for demanding payment which includes a request for certification of the date on which the holder, or the person on whose behalf the holder dissents, acquired beneficial ownership of the shares of Sovereign Series C preferred stock. The demand form will be accompanied by a copy of Subchapter D.

If a person asserts his or her dissenters’ rights, he or she must ensure that Sovereign receives his or her demand form and his or her certificates on or before the demand deadline. All mailings to Sovereign are at the dissenters’ risk. Accordingly, Sovereign recommends that a notice of intention to dissent, demand form and stock certificates be sent by certified mail, by overnight courier or by hand delivery.

If a person fails to file a notice of intention to dissent, fails to complete and return the demand form, or fails to deposit preferred stock certificates with Sovereign, each within the specified time periods, that person will lose his or her dissenters’ rights under Subchapter D. A holder or owner of preferred stock will retain all rights of a preferred shareholder, or beneficial owner, until those rights are modified by completion of the transaction.

Payment of Fair Value by Sovereign.  Upon timely receipt of the completed demand form, the BCL requires Sovereign to either remit to dissenters who complied with the procedures the amount Sovereign estimates to be the fair value for such dissenting shares of Sovereign Series C preferred stock; or give written notice that no such remittance will be made.

Sovereign will determine whether to make such a remittance or to defer payment for such shares until completion of the necessary appraisal proceedings. Sovereign may consider the number of shares, if any, with respect to which holders of Sovereign Series C preferred stock dissented and any objections that may be raised with respect to the standing of the dissenting holder of Sovereign Series C preferred stock.

The remittance or notice will be accompanied by: (i) the closing balance sheet and statement of income of Sovereign for the fiscal year ended 2007 and the latest available interim financial statements; (ii) a statement of Sovereign’s estimate of the fair value of the shares of Sovereign Series C preferred stock; and (iii) notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of Subchapter D.

Return of Deposited Certificates.  If Sovereign does not remit the amount of its estimate of the fair value of the shares, it will return any deposited certificates with a notation that a demand for payment in accordance with Subchapter D has been made. If shares carrying this notation are transferred after that, each new certificate issued may bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares will not acquire by this transfer any rights in Sovereign other than those which the original dissenter had after making demand for payment of their fair value.

Dissenting Shareholder’s Estimate of Fair Value.  If Sovereign gives notice of its estimate of the fair value of preferred shares, without remitting this amount, or remits payment of its estimate of the fair value of preferred shares and the dissenter believes that the amount remitted or stated is less than the fair value of such shares, the dissenter may send to Sovereign his or her own estimate of the fair value of the shares. Such estimate shall be deemed a demand for payment of the amount of the deficiency. If the dissenter does not file his or her estimate within 30 days after the mailing by Sovereign of its remittance or notice, the dissenter will only be entitled to the amount stated in the notice or remitted to him or her by Sovereign.

Resort to Court for Relief.  If, after the later of 60 days after the completion of the transaction or after the timely receipt of any holder’s estimate, demands remain unpaid, Sovereign may file an application for relief, requesting the court determine the fair value of the shares. There is no assurance that Sovereign will file this application.

In the court proceeding, all dissenters, wherever residing, whose demands have not been settled will be made parties to any such appraisal proceeding. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. Each dissenter made a party will be entitled to recover an amount equal to the fair value of the dissenter’s shares, plus interest, or if Sovereign previously remitted any amount to the dissenter, any amount by which the fair value of the dissenter’s shares is found to exceed the amount previously remitted, plus interest.

If Sovereign fails to file an application for relief, any dissenter who made a demand and who has not already settled his or her claim against Sovereign may file an application for relief in the name of Sovereign any time within 30 days after the later of the expiration of the 60-day period described above in which Sovereign could have done so. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid Sovereign’s estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

Costs and Expenses of Court Proceedings

The costs and expenses of the court proceedings, including the reasonable compensation and expenses of the appraiser appointed by the court, will be determined by the court and assessed against Sovereign. The court may, however, apportion and assess any part of the costs and expenses of court proceedings as it deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment the court finds to be in bad faith. If Sovereign fails to comply substantially with the requirements of Subchapter D, the court may assess fees and expenses of counsel and of experts for the parties as it deems appropriate against Sovereign and in favor of any or all dissenters. The court may assess fees and expenses of counsel and experts against either Sovereign or a dissenter, if the court finds that a party acted in bad faith. If the court finds that the services of counsel for any dissenter substantially benefitted other dissenters similarly situated and should not be assessed against Sovereign, it may award counsel reasonable fees to be paid out of the amounts awarded to the dissenters who benefitted.

No Right to an Injunction

Under Pennsylvania corporate law, a Sovereign shareholder has no right to obtain, in the absence of fraud or fundamental unfairness, an injunction against the transaction proposal, nor any right to valuation and payment of the fair value of the holder’s shares because of the transaction proposal, except to the extent provided by the dissenters’ rights provisions of Subchapter D. Pennsylvania corporate law also provides that, absent fraud or fundamental unfairness, the rights and remedies provided by Subchapter D are exclusive.

Litigation Related to the Transaction

Since the date of the signing of the transaction agreement, a number of lawsuits were filed in the Philadelphia County Court of Common Pleas and were subsequently consolidated under the caption In re Sovereign Bancorp, Inc., Shareholders Litigation.

Lead counsel for plaintiffs has been appointed in the consolidated action, and an amended complaint has been filed. This complaint asserts direct claims on behalf of similarly situated Sovereign shareholders as well as derivative claims that seek recovery on behalf of Sovereign itself. It alleges that Santander breached its purported fiduciary duties to the other minority shareholders of Sovereign by entering into the transaction with Sovereign. The complaint further alleges that Sovereign’s directors also breached their fiduciary duties by approving the transaction agreement between Sovereign and Santander.

Plaintiffs seek an injunction to prevent consummation of the transaction, an order requiring defendants to exercise their fiduciary duties to construct a transaction that is in the best interests of Sovereign and its shareholders, compensatory damages, costs and attorneys’ fees, and any other relief that the court deems just and proper.

A case management order has been issued by the Court of Common Pleas, which calls for a hearing beginning on January 12, 2009 regarding plaintiffs’ expected motion for a preliminary injunction. Discovery is scheduled to proceed through December 2008 and into January 2009.

The foregoing is only a brief summary of the action. Complete information is available in the official files of the Court of Common Pleas in Pennsylvania.

Listing of Santander ADSs

Approval of the listing on the New York Stock Exchange of the Santander ADSs to be issued in the transaction, subject to official notice of issuance, is a condition to each party’s obligation to complete the transaction.

THE TRANSACTION AGREEMENT

The following is a summary of the material provisions of the transaction agreement. This summary is qualified in its entirety by reference to the transaction agreement, a copy of which is attached as Annex A to this document and is incorporated into this document by reference. You should read the transaction agreement in its entirety, as it is the legal document governing this transaction.

The transaction agreement and this summary of its terms have been included with this document to provide you with information regarding the terms of the agreement and are not intended to modify or supplement any factual disclosures about Santander or Sovereign in our public reports filed with the SEC. In particular, the transaction agreement and related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Santander or Sovereign. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which a party may have the right not to close the transaction if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocates risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders.

The Reincorporation Merger of Sovereign into Sovereign Virginia

Subject to the terms and conditions of the transaction agreement, and in accordance with the BCL and the Virginia Stock Corporation Act, or “VSCA”, the first step of the transaction will be the merger of Sovereign with and into Sovereign Virginia, with Sovereign Virginia as the surviving entity. This step is referred to in this document as the “reincorporation merger.” At that time each share of Sovereign common stock issued and outstanding (other than shares of Sovereign common stock held in the treasury of Sovereign) will convert automatically into one share of Sovereign Virginia common stock, and each certificate previously representing shares of Sovereign common stock will thereafter represent shares of Sovereign Virginia common stock. Each then-outstanding option to purchase shares of Sovereign common stock will be canceled in exchange for the right to promptly receive cash equal to the product of (i) the excess, if any, of the cash value of one share of common stock of Sovereign Virginia, determined at the time that the reincorporation merger becomes effective, over the applicable exercise price per share of Sovereign common stock of such option, and (ii) the number of shares of Sovereign common stock that the holder of such option could have purchased (assuming full vesting of such option) had such holder exercised such option in full immediately prior to the time that the reincorporation merger becomes effective. Each then-outstanding share of Sovereign restricted stock will become fully vested and will be treated in the transaction in the same manner as each other share of Sovereign common stock. In addition, each share of Sovereign Series C preferred stock issued and outstanding (other than shares of Sovereign Series C preferred stock held in treasury and shares of Sovereign Series C preferred stock for which the holder thereof has perfected its dissenter’s rights pursuant to the BCL) will convert automatically into one share of Sovereign Virginia Series C preferred stock and each certificate previously representing shares of Sovereign Series C preferred stock will thereafter represent shares of Sovereign Virginia Series C preferred stock. This reincorporation merger will be followed immediately by the share exchange described below, and thus you will not receive any Sovereign Virginia share certificates. Unless the context otherwise requires, all references in this document to Sovereign prior to the reincorporation merger are to Sovereign Bancorp, Inc., and all references to Sovereign after the reincorporation merger are to Sovereign Virginia.

The Share Exchange

Subject to the terms and conditions of the transaction agreement and in accordance with the VSCA and the Spanish Corporation Law of 1989 (Texto Refundido de la Ley de Sociedades Anónimas aprobado por el Real Decreto Legislativo 1564/1989), as amended, referred to as the “Spanish Corporation Law,” immediately following the reincorporation merger described above, Sovereign Virginia and Santander will effect a statutory share exchange where each share of Sovereign Virginia common stock will be acquired by Santander and exchanged for the right of former holders of shares of Sovereign common shares to receive the consideration described below under “Consideration to Be Received in the Transaction.” Upon effectiveness of the share exchange, Sovereign Virginia will be a subsidiary of Santander. The separate corporate existence of each of Santander and Sovereign Virginia will continue following the share exchange.

Effective Time and Completion of the Transaction

The effective time of the reincorporation merger will be the time that is specified in the certificate of merger issued by the Virginia State Corporation Commission and upon the filing of articles of merger and all other filings or recordings required by the BCL with the Department of State of the Commonwealth of Pennsylvania. The effective time of the second step of the transaction, the statutory share exchange involving Santander and Sovereign Virginia, will be the time that is specified in the certificate of share exchange issued by the Virginia State Corporation Commission, at which time a transfer agent will receive, for the benefit of Santander, a certificate representing all outstanding shares of Sovereign common stock.

The transaction will be completed on a date and at a place to be specified by Sovereign and Santander but in no event later than three business days after the satisfaction or waiver of each of the conditions to the completion of the transaction (other than those conditions that by their nature are to be satisfied at the completion of the transaction).

The transaction is currently expected to be completed in the first quarter of 2009. However, completion of the transaction could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the transaction. There can be no assurances as to whether, or when, Santander and Sovereign will obtain the required approvals or complete the transaction. If the transaction is not completed by June 30, 2009, either Santander or Sovereign may terminate the transaction agreement, unless the failure to complete the transaction by such date is because of a breach of the transaction agreement caused by the party seeking termination.

Consideration to Be Received in the Transaction

As a result of the transaction, Santander shall automatically become the holder and owner of 100% of the outstanding shares of Sovereign Virginia common stock and each share of Sovereign Virginia common stock shall be exchanged for the right to receive 0.3206 Santander ADSs (sometimes referred to as the “share consideration”). The share consideration will be issued in the form of Santander ADSs, except for those shares of Sovereign common stock in respect of which a Sovereign shareholder elects to receive Santander ordinary shares (which would be exchanged at the same ratio as Santander ADSs). Santander has the right to decide in its discretion to invalidate elections to receive Santander ordinary shares instead of Santander ADSs in which case only Santander ADSs will be delivered to Sovereign shareholders in the transaction.

No fractional shares of Santander shares will be allotted to any holder of Sovereign common stock in the transaction. Fractional entitlements to Santander shares will be aggregated and sold in the market by the exchange agent and the net proceeds distributed pro rata to holders of Sovereign common stock entitled to them. Santander will bear the cost of any such sales. There can be no assurance as to the cash amount that will be received in lieu of fractional entitlements.

In the reincorporation merger, each outstanding share of Series C preferred stock of Sovereign, other than shares as to which dissenters’ rights have been perfected, will be converted into an identical share of Series C preferred stock of Sovereign Virginia.

Compensatory Stock Options and Other Stock-Based Awards

Stock Options.  At the time the reincorporation merger becomes effective, each then-outstanding compensatory option to purchase shares of Sovereign common stock will be canceled in exchange for the right to promptly receive cash equal to the product of (i) the excess, if any, of the cash value of one share of common stock of Sovereign Virginia, determined at the time that the reincorporation merger becomes effective, over the applicable exercise price per share of Sovereign common stock of such option, and (ii) the number of shares of Sovereign common stock that the holder of such option could have purchased (assuming full vesting of such option) had such holder exercised such option in full immediately prior to the time that the reincorporation merger becomes effective.

Restricted Stock.  At the time the reincorporation merger becomes effective, each then-outstanding share of Sovereign restricted stock will become fully vested and will be treated in the transaction in the same manner as each other share of Sovereign common stock.

Employee Stock Purchase Plan

Prior to the reincorporation merger, Sovereign shall take all requisite actions pursuant to the terms of the ESPP to (i) preclude the commencement of any new subscription or option period after the effective date of the transaction agreement and (ii) effective as of the reincorporation merger, terminate the ESPP and distribute to each participant in the ESPP the dollar amount, if any, in such participant’s account under the ESPP.

Conversion of Shares; Exchange of Certificates

The conversion of Sovereign Virginia common stock (which had been Sovereign common stock until completion of the reincorporation merger) into the right to receive the share consideration will occur automatically at the effective time of the share exchange. Promptly after the date of effectiveness of the share exchange, the exchange agent will mail each holder of record of certificates that prior to the share exchange represented Sovereign Virginia common stock (and prior to the reincorporation merger represented Sovereign common stock) a letter of transmittal containing instructions regarding how to surrender these certificate(s) in exchange for the share consideration and any cash in lieu of fractional shares to be paid in consideration therefor. The letter of transmittal will also contain instructions for electing to receive Santander ordinary shares in lieu of Santander ADSs. Santander has the right to decide in its discretion to invalidate elections to receive Santander ordinary shares instead of Santander ADSs in which case only Santander ADSs will be delivered to Sovereign shareholders in the transaction. Santander will, before the effective time of the transaction, appoint an exchange agent in the transaction that will receive your complete letters of transmittal, exchange certificates for the consideration, and perform other duties as set forth in an agency agreement.

If a certificate for Sovereign common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the transaction agreement upon receipt of an affidavit as to that loss, theft or destruction and, at Santander’s or the exchange agent’s reasonable discretion, appropriate and customary indemnification.

Dividends and Distributions

Until Sovereign common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to Santander shares into which shares of Sovereign Virginia common stock may have been converted will accrue but will not be paid. Santander will pay to former holders of Sovereign Virginia common stock any unpaid dividends or other distributions, without interest, only after they have duly surrendered their Sovereign common stock certificates.

Termination of the Exchange Fund

Any portion of the consideration that remains unclaimed by holders of Sovereign Virginia common stock 18 months after the effective time of the share exchange will be paid to Sovereign Virginia in the form of cash. After such time, any former holders of Sovereign Virginia common stock who have not complied with the exchange procedures described in the transaction agreement and surrendered their certificates will be entitled to look only to Sovereign Virginia to receive consideration (and no interest will accrue on any unclaimed consideration). Notwithstanding the foregoing, none of Santander, Sovereign Virginia, the exchange agent or any other person shall be liable to any former holder of shares of Sovereign Virginia common stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

Representations and Warranties

The transaction agreement contains generally customary representations and warranties of Santander and Sovereign relating to their respective businesses. With the exception of certain specified representations that must be true and correct in all respects or true and correct in all material respects, or true and correct except to an immaterial extent, no representation or warranty will be deemed untrue or incorrect as a consequence of the existence or absence of any fact, circumstance or event unless that fact, circumstance or event, individually or when taken together with all other facts, circumstances or events, has had or would reasonably be expected to have a material adverse effect on the party making the representation. Also, the accuracy of each party’s representations and warranties, subject to certain materiality and material adverse effect standards, is a condition to completing the transaction. See “— Conditions to Complete the Transaction.”

A “material adverse effect” is defined, with respect to either party, as a material adverse effect on (i) the condition (financial or otherwise), business, assets or results of operations of such party and its subsidiaries, taken as a whole, excluding any effect to the extent resulting from (1) changes in applicable generally accepted accounting principles or regulatory accounting requirements, (2) changes in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, (3) changes in global, national or regional political conditions or general economic or market conditions (including changes in prevailing interest rates, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the industries in which such party and its subsidiaries operate, (4) the failure to meet earnings projections, but not any of the underlying causes for such failure, (5) the impact of the transactions contemplated by the transaction agreement on relationships with customers or employees solely to the extent such party demonstrates such impact to have so resulted from such disclosure or consummation, (6) the public disclosure of the transaction agreement or the transactions contemplated by the transaction agreement or the consummation of the transactions contemplated by the transaction agreement, but only to the extent such party demonstrates such effect to have so resulted from such disclosure or consummation, (7) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, (8) actions or omissions taken with the prior written consent of the other party or expressly required by the transaction agreement, or (9) adverse credit events resulting in deterioration in the credit markets generally or in respect of the customers of such party and including changes to any previously correctly applied asset marks resulting therefrom; provided that in each case listed in clauses (2), (3), (7) and (9) above, only to the extent such changes or events do not have a materially disproportionate effect on such party and its subsidiaries, taken as a whole, compared to other companies engaged in the same industry as such party and its subsidiaries, or (ii) such party’s ability to consummate the transactions contemplated by the transaction agreement.

The representations and warranties of each of Santander and Sovereign have been made solely for the benefit of the other party and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties:

•	have been qualified by information set forth in confidential disclosure schedules exchanged by the parties in connection with signing the transaction agreement — the information contained in these schedules modifies, qualifies and creates exceptions to the representations and warranties in the transaction agreement;

•	have been qualified by information set forth in each party’s respective SEC reports;

•	will not survive consummation of the transaction and cannot be the basis for any claims under the transaction agreement by the other party after termination of the transaction agreement except if intentionally false as of the date of the transaction agreement;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the transaction agreement if those statements turn out to be inaccurate; and

•	are subject to the materiality and material adverse effect standards described in the transaction agreement, which may differ from what may be viewed as material by you.

Each of Santander and Sovereign has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•	authority relative to execution and delivery of the transaction agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the transaction;

•	governmental filings and consents necessary to complete the transaction;

•	financial statements;

•	brokers’ fees payable in connection with the transaction;

•	legal proceedings; and

•	the accuracy of information supplied in public filings, and for inclusion in this document and other similar documents.

In addition, Sovereign has made other representations and warranties about itself to Santander as to:

•	employee matters and benefit plans;

•	anti-money laundering and customer information security matters;

•	credit card accounts;

•	loans extended by Sovereign;

•	Sovereign’s allowance for losses;

•	the absence of undisclosed liabilities;

•	the absence of certain changes or events;

•	the receipt of a fairness opinion from one of its financial advisors;

•	derivative instruments;

•	insurance coverage;

•	compliance with applicable laws;

•	intellectual property;

•	tax matters;

•	the timely filing of regulatory reports;

•	matters relating to certain contracts;

•	investment securities;

•	real property;

•	environmental liabilities;

•	the inapplicability of state takeover laws and Sovereign’s rights agreement; and

•	the absence of related party transactions.

Additionally, Sovereign made representations concerning organization, capitalization, corporate authority and required consents with respect to Sovereign Virginia.

Conduct of Business Pending the Share Exchange

Sovereign has undertaken customary covenants that place restrictions on it and its subsidiaries until the effective time of the share exchange. Sovereign has agreed to, and to cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice and use its reasonable best efforts to (i) preserve intact its business organization, (ii) maintain in effect all permits, (iii) keep available the services of its directors, officers, and employees and (iv) maintain satisfactory relationships with its customers, lenders, suppliers and others having significant business relationships with it. Sovereign further has agreed that, with certain exceptions, Sovereign and Sovereign Virginia will not, and will not permit any of their respective subsidiaries to, among other things, undertake the following actions without Santander’s prior consent:

•	incur indebtedness for borrowed money or guarantees thereof other than in the ordinary course of business and in amounts and on terms consistent with past practices;

•	adjust, split, combine or reclassify any of its capital stock;

•	redeem, repurchase or otherwise acquire, or otherwise offer to redeem, repurchase or otherwise acquire any of its capital stock;

•	make, declare or pay any dividends or other distributions on any shares of its capital stock;

•	issue shares except pursuant to the exercise of Sovereign stock options outstanding as of the date of the transaction agreement and in accordance with the terms of such stock options as of the date of the transaction agreement, grant any stock options, restricted shares or other equity-based awards, or grant the right to acquire any of its shares, or amend the terms of any of its capital stock;

•	with certain exceptions, make any capital expenditures;

•	acquire any assets, securities, properties, interests or businesses, other than assets acquired in order to maintain and operate the business of Sovereign and its subsidiaries in the ordinary course of business and in a manner consistent with past practice;

•	make any loans or advances other than in the ordinary course of business consistent with past practice;

•	make any investments other than in (i) United States Treasury bonds, (ii) debt securities issued or guaranteed by an agency of the United States Government, and (iii) debt securities issued by the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation, in each case with a final maturity of less than 2 years from the date of any such investment;

•	with certain exceptions, (i) with respect to any current or former director, officer, employee or independent contractor, (A) grant or increase any severance or termination pay (or amend any existing severance or termination arrangement with), (B) enter into any employment, consultancy, deferred compensation, severance, change in control, retention, transaction bonus or incentive, retirement or other similar agreement or arrangement (or amend any such existing agreement or arrangement) or (C) except for increases in the ordinary course consistent with past practice with respect to any employee whose annual base salary does not exceed $150,000, increase compensation, bonus or other benefits payable to such employee, or (ii) establish, adopt or amend (except as required by applicable law) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, equity-based compensation or other benefit plan or arrangement covering any director, officer, employee or independent contractor;

•	other than in the ordinary course of business consistent with past practice, sell, lease, transfer, mortgage, encumber or otherwise dispose of any assets or properties;

•	amend its certificate of incorporation or bylaws;

•	enter into any new line of business, exit any existing line of business, or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable law;

•	participate in the Troubled Asset Relief Program administered by the United States Department of the Treasury pursuant to the Emergency Economic Stabilization Act of 2008 or in any plan, order or proposal of, or offer by, any governmental authority that would result in the issuance by it of any capital stock, voting or non-voting securities (including warrants and debt securities) to a governmental authority or any other party or that would otherwise interfere with the ability of Santander to, directly or indirectly, control one hundred percent of the voting power of Sovereign and its subsidiaries and one hundred percent of the outstanding shares of Sovereign Virginia common stock following the closing date;

•	materially restructure or materially change its investment securities portfolio or its gap position except in the ordinary course of business consistent with past practice (and in consultation with Santander), through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

•	(i) settle, or offer or propose to settle, (A) any material litigation, investigation, arbitration, proceeding or other claim involving or against it, (B) any shareholder litigation or dispute against Sovereign or any of its officers or directors or (C) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated by the transaction agreement or (ii) enter into any consent order or decree;

•	change its accounting methods other than as required by generally accepted accounting principles or certain other regulatory guidelines, as agreed to by Sovereign’s independent public accountants;

•	make or change any material tax election, change any annual tax accounting period, adopt or change any method of material tax accounting, materially amend any tax returns or file claims for material tax refunds, enter into any material closing agreement, settle any material tax claim, audit or assessment, or surrender any right to claim a material tax refund, offset or other reduction in tax liability;

•	enter into certain specified types of contracts or agreements, or terminate, amend or modify in any material respect, any such contract or otherwise waive, release or assign any material rights, claims or benefits; or

•	agree, resolve or commit to do any of the actions prohibited by the preceding bullet points.

The transaction agreement also contains mutual covenants relating to the preparation of this document, access to information of the other company and public announcements with respect to the transactions contemplated by the transaction agreement.

The transaction agreement contains a clause that entitles Santander to appoint a representative (each referred to as a “Santander representative”) to each of Sovereign Bank’s credit committee, Sovereign Bank’s assets and liabilities committee, and each other committee of Sovereign Bank functioning at the operational level and with a mandate covering certain areas of operations addressed in the bullet points set forth above. Each Santander representative will be entitled to (i) attend every meeting of the applicable Sovereign committee, (ii) call meetings of the applicable Sovereign committee, and (iii) object to any decision of the applicable Sovereign committee, which decision shall thereafter require the approval of the Chief Executive Officer or the Interim Chief Executive Officer of Sovereign before being adopted or executed.

Reasonable Best Efforts

Sovereign has agreed to hold a meeting of its shareholders as soon as is reasonably practicable for the purpose of obtaining the approvals of the holders of Sovereign common stock of the reincorporation merger. Santander has agreed, assuming Santander receives the necessary reports of an expert designated by the Commercial Registry of Santander relating to the fair value of Sovereign common stock to be accepted by Santander in the transaction and of the auditor designated by such Commercial Registry relating to the abolishment of preemptive rights of Santander shareholders in connection with the issuance of Santander ordinary shares in the transaction, to call a general meeting of Santander to propose the capital increase required to issue the Santander shares to be delivered to Sovereign shareholders as consideration in the transaction. Santander and Sovereign will use their reasonable best efforts to obtain such approvals. Sovereign has agreed that it will submit the transaction agreement to a vote of Sovereign shareholders notwithstanding the fact that Santander can terminate the transaction agreement if Sovereign fails to recommend in this document the approval of the transaction agreement, changes its recommendation to the Sovereign shareholders, recommends any alternative proposal, or takes certain other actions. Santander and Sovereign have agreed that the first record date established by the Sovereign board of directors for such shareholder meeting shall be established with the approval and consent of at least one director serving on the Sovereign board of directors at the designation of Santander. Sovereign has also agreed that any change to such record date that would establish a new record date that is prior to 90 days following such first record date will also require the approval and consent of at least one director serving on the Sovereign board of directors at the designation of Santander.

Sovereign and Santander have agreed to take such actions as are necessary to eliminate or minimize the effects of any applicable takeover statute or defensive measure.

Sovereign and Santander have agreed to enter into good faith negotiations with respect to a retention bonus program for selected employees.

No Solicitation of Alternative Transactions

Sovereign has agreed that it, its subsidiaries and their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors will not, directly or indirectly:

•	solicit, initiate, or take any action to facilitate or encourage the submission of any Acquisition Proposal (as defined below) by a third party or otherwise initiate any process that is intended to, or is reasonably likely to lead to the making of an Acquisition Proposal by any third party;

•	enter into or participate in any discussion or negotiations with, furnish any information relating to Sovereign or any of its subsidiaries or afford any access to the business, properties, assets, books or records of Sovereign or any of its subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage in any manner any effort by any third party that is seeking to make, or has made, an Acquisition Proposal;

•	fail to make, withdraw or modify in a manner adverse to Santander the recommendation by Sovereign’s board of directors that Sovereign’s shareholders adopt and approve the transaction agreement and the transactions contemplated thereby at a duly held meeting of such shareholders (or recommend an Acquisition Proposal made by a third party or take any action or make any statement inconsistent with such recommendation by Sovereign’s board of directors) (any of the foregoing referred to as an “adverse recommendation change”);

•	grant to any third party any waiver under, or any release from, any standstill or similar agreement concerning or relating to certain defensive measures (including (i) certain provisions of Sovereign’s charter and bylaws the purpose or effect of which is make more costly or burdensome the consummation of an Acquisition Proposal, and (ii) Sovereign’s rights agreement) or redeem, modify, repeal or otherwise diminish any such defensive measure other than for the benefit of Santander and its affiliates or permit to expire, fail to renew or otherwise fail to maintain in effect any such defensive measure;

•	exempt any transaction (except the transactions contemplated by the transaction agreement) or person (other then Santander or its affiliates) from any takeover statute;

•	enter into any agreement in principle, letter of intent, term sheet, merger agreement, purchase agreement, option agreement or other similar instrument relating to an Acquisition Proposal; or

•	agree or commit to take any of the actions described in the preceding bullet points.

However, prior to the consummation of the reincorporation merger, if Sovereign’s board of directors determines in good faith, after consultation with outside legal counsel, that such action is required by its fiduciary duties under the BCL:

•	Sovereign may, following receipt of an unsolicited Acquisition Proposal that Sovereign’s board of directors determines, after consultation with financial and legal advisors, constitutes or is reasonably likely to result in, a Superior Proposal (as defined below), Sovereign may furnish nonpublic information to, or enter into discussions with the third party that has made such Acquisition Proposal so long as it enters into a confidentiality agreement containing confidentiality and standstill provisions that are not less restrictive on such third party than those contained in the confidentiality agreement between Sovereign and Santander and furnishes all such information to Santander; and

•	Sovereign’s board of directors may, following receipt of a Superior Proposal, make an adverse recommendation change, but only after notifying Santander of its intention to do so and, in the case of an adverse recommendation change proposed to be made in response to the receipt of a Superior Proposal, if Santander does not propose modifications to the transaction agreement or otherwise provide information to Sovereign that in the aggregate result in the transactions contemplated thereunder being at least as favorable to the shareholders of Sovereign (other than Santander) as such Superior Proposal.

Sovereign has agreed:

•	not to take any of the actions referred to in the two preceding bullet points unless Sovereign notifies Santander of its intention to take such action;

•	to notify Santander promptly (but in no event later than 24 hours) after receipt by Sovereign of any Acquisition Proposal, any indication that a third party is considering making an Acquisition Proposal or any request for information relating to Sovereign or any of its subsidiaries or for access to the business, properties, assets, books or records of Sovereign or any of its subsidiaries by any third party that may be considering making, or has made, an Acquisition Proposal;

•	to provide to Santander relevant information regarding any Acquisition Proposal or request for information; and

•	to cease any existing discussions or negotiations with any persons with respect to any Acquisition Proposal, and to use reasonable best efforts to cause all persons other than Santander who have been furnished with confidential information in connection with an Acquisition Proposal within 24 months prior to the date of the transaction agreement to return or destroy such information.

As used in the transaction agreement, “Acquisition Proposal” means any third party offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Sovereign and its subsidiaries, or any acquisition, purchase or assumption, direct or indirect, of 25% or more of Sovereign’s consolidated deposits whether with or without the assistance (and regardless of whether such is contingent or guaranteed) of any governmental authority or any acquisition, purchase or assumption, directly or indirectly, of 25% or more of any class of equity or voting securities of Sovereign or any of its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Sovereign, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any third party beneficially owning 25% or more of any class of equity or voting securities of Sovereign or any of its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Sovereign, (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Sovereign or any of its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets or consolidated deposits of Sovereign or (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the transactions contemplated by the transaction agreement or that could reasonably be expected to dilute materially the benefits to Santander of the transactions contemplated thereby.

As used in the transaction agreement, “Superior Proposal” means a bona fide unsolicited written Acquisition Proposal by any person to acquire beneficial ownership of 100% of the equity securities of Sovereign (other than the Sovereign Series C preferred stock) that are not already beneficially owned by such person on terms that Sovereign’s board of directors determines in good faith, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all terms and conditions of the Acquisition Proposal, including, the value offered to Sovereign’s shareholders, any break-up fees, expense reimbursement provisions and conditions to consummation, any financing or capital provided or to be provided by such person and the certainty that the Acquisition Proposal will be consummated, are more favorable than the reincorporation merger and the share exchange to the constituencies and persons Sovereign’s board of directors is required to consider under its charter and permitted to consider under the BCL, in each case in the exercise of its fiduciary duties.

Employee Matters

Santander has agreed that, for a period of one year following the transaction, it will provide to all employees of Sovereign or any of its subsidiaries who continue employment with the combined company or any of its affiliates following the transaction base salary or base wages and benefits (other than equity-based compensation) that are in the aggregate substantially comparable to such salary or wages and benefits provided by Sovereign and its subsidiaries immediately prior to the transaction.

In addition, to the extent that Sovereign employees become eligible to participate in benefit plans of Santander and its subsidiaries following the transaction, Santander has agreed to:

•	recognize such employees’ service with Sovereign prior to the transaction for purposes of eligibility to participate, vesting and benefit level with respect to vacation entitlement, severance benefits and other paid time off under such plans that are employee benefit plans to the same extent that such service was recognized under the comparable plans of Sovereign and its subsidiaries in which such employees participated prior to the transaction,

•	waive any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any such plans that are welfare benefit plans maintained by Santander or subsidiaries, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable plan of Sovereign and its subsidiaries in which such employees participated prior to the transaction, and

•	to the extent that Sovereign employees commence participation in any such plans that are health benefit plans after the commencement of a calendar year, to the extent commercially practicable, recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by such employees (and their eligible dependents) during such calendar year for purposes of satisfying such calendar year’s deductible and co-payment limitations under such plans.

Santander has also agreed that, following the transaction, it will or will cause Sovereign Virginia or any of its subsidiaries to pay, in the ordinary cause of business consistent with prior practice, to all employees of Sovereign and its subsidiaries who participated in the short-term incentive bonus plans of Sovereign and/or its subsidiaries in 2008 all short-term bonuses for the 2008 calendar year, with the amounts of such bonuses determined at the target level established for each such employee (with all corporate performance goals for 2008 deemed satisfied at the target levels).

Santander has no obligation to continue the employment of any Sovereign employee or any Sovereign benefit plan for any period following the transaction. The transaction will constitute a “change in control” for purposes of all Sovereign benefit plans and arrangements.

Indemnification and Insurance

The transaction agreement provides that, upon completion of the transaction, Santander will cause Sovereign Virginia to indemnify and hold harmless, and provide advancement of expenses to, all past and present officers and directors of Sovereign and its subsidiaries in their capacities as such against all losses, claims, damages, costs, expenses, liabilities, judgments or amounts paid in settlement to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the transaction agreement pursuant to Sovereign’ charter documents or disclosed agreements of Sovereign.

The transaction agreement also provides that, subject to the limitations described in the transaction agreement, Santander will maintain for a period of six years after completion of the transaction directors’ and officers’ liability insurance policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than Sovereign’s policy as of the date of the transaction agreement, with respect to acts or omissions occurring prior to the effective time of the share exchange, subject to specified cost limitations.

Joinder of Sovereign Virginia

Under the transaction agreement, Sovereign agreed to cause its newly formed, wholly owned subsidiary, Sovereign Virginia, to sign a joinder agreement which makes Sovereign Virginia a party to, and therefore bound by, the terms of the transaction agreement.

Vote by Santander

Under the transaction agreement, Santander has agreed to vote with respect to all shares of Sovereign common stock beneficially owned by Santander as of the date prior to the date of the transaction agreement at the time of any vote to approve and adopt the transaction agreement and any transactions contemplated thereby at any meeting at which the transaction agreement is voted upon in favor thereof.

Sovereign Virginia Shareholder Vote

Promptly following the organization of Sovereign Virginia, Sovereign, as the sole shareholder of Sovereign Virginia common stock, will approve the reincorporation merger and the share exchange and waive any rights to dissent pursuant to certain provision of the VSCA.

Conditions to Complete the Transaction

The respective obligations of Santander and Sovereign to complete the transaction are subject to the fulfillment or waiver of mutual conditions, including:

•	the approval by the Santander shareholders meeting of the capital increase of Santander necessary for effecting the transaction and the approval and adoption of the transaction agreement by Sovereign shareholders;

•	the approval of the listing of Santander ADSs to be issued in the transaction on the NYSE, subject to official notice of issuance;

•	the effectiveness of the registration statement with respect to the Santander shares to be issued in the transaction under the Securities Act and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose;

•	a prospectus relating to the issuance of Santander shares having been verified by and registered with the CNMV;

•	the other party’s representations and warranties in the transaction agreement being true and correct, subject to certain materiality standards contained in the transaction agreement, and the performance by the other party in all material respects of its obligations under the transaction agreement;

•	the capital increase of Santander necessary for effecting the transaction having been granted before a Spanish public notary;

•	the receipt of the necessary reports of an expert designated by the Commercial Registry of Santander relating to the fair value of Sovereign common stock to be received by Santander in the transaction and of the auditor designated by such Commercial Registry relating to the abolishment of preemptive rights of Santander shareholders in connection with the issuance of Santander ordinary shares in the transaction; and

•	the absence of any order, injunction or decree having been issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transaction and the other transactions contemplated by the transaction agreement, and the absence of any statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity that prohibits or makes illegal the consummation of the transaction.

Santander’s obligation to complete the transaction is further subject to the satisfaction or waiver of additional conditions, including:

•	neither Sovereign nor Sovereign Bank having become insolvent, or made an assignment for the benefit of creditors, or failed generally to pay its debts as they become due, or become the subject of the appointment of, or taking possession by, any conservator, custodian, trustee, receiver or liquidator of any or of all or a substantial part of its properties, businesses or assets;

•	no order having been issued or plan made or effected by any governmental authority that would result in the issuance of any Sovereign capital stock, voting securities or certain other types of securities to a governmental authority or would otherwise interfere with the ability of Santander to, control one hundred percent of the voting power of Sovereign and its subsidiaries and one hundred percent of Sovereign Virginia common stock following the effective time of the share exchange;

•	there not having occurred, since the date of the transaction agreement, any effect, change, circumstances, conditions or developments that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Sovereign, excluding any effect resulting from certain specified factors, including changes in accounting principles, changes in laws, changes in political, economic or market conditions, the failure to meet earnings projects (but not the underlying causes), the impact of the transaction on relationships with customers or employees, the public disclosure of the transaction agreement and the transaction, any outbreak of war or hostilities, actions or omissions taken with the prior written consent of the other party to the transaction agreement, adverse events related to the deterioration of the credit markets; provided that any such change or event shall only be considered to the extent such change or event does not have a materially disproportionate effect on the relevant party and its subsidiaries, taken as a whole, compared to other companies engaged in the same industry as such party and its subsidiaries; and

•	certain regulatory approvals required to consummate the transactions contemplated by the transaction agreement having been obtained, and no such regulatory approval having resulted in the imposition of a requirement on Santander or Sovereign to take any action, or commit to take any action, or agree to any condition or restriction, that would reasonably be expected to have a material adverse effect (measured on a scale relative to Sovereign) on any of Sovereign, Santander or Sovereign Virginia.

Sovereign’s obligation to complete the transaction is further subject to the satisfaction or waiver of the condition that certain regulatory approvals required to consummate the transactions contemplated by the transaction agreement be obtained.

No assurance can be provided as to when or if all of the conditions to the transaction can or will be satisfied or waived by the appropriate party. As of the date of this document, Santander and Sovereign have no reason to believe that any of these conditions will not be satisfied.

Termination of the Transaction Agreement

General

The transaction agreement may be terminated at any time prior to the completion of the transaction by the mutual written consent of Santander and Sovereign, or by either Santander or Sovereign if:

•	any order, injunction or decree is issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transaction and the other transactions contemplated by the transaction agreement, or any statute, rule, regulation, order, injunction or decree has been enacted, entered, promulgated or enforced by any governmental entity that prohibits or makes illegal the consummation of the transaction, and such action has become final and non-appealable;

•	the transaction is not completed by June 30, 2009 (other than because of a breach of the transaction agreement caused by the party seeking termination);

•	the other party breaches the transaction agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the transaction, subject to the right of the breaching party to cure the breach within 30 days following written notice (unless it is not possible due to the nature or timing for the breach for the breaching party to cure the breach); or

•	approval of Santander’s shareholders of the capital increase, or approval of Sovereign’s shareholders of the transaction agreement, is not obtained.

The transaction agreement may also be terminated by Santander if:

•	Sovereign breaches its “non-solicitation” obligations;

•	an adverse recommendation change occurs or Sovereign’s board of directors approves or determines to recommend to Sovereign’s shareholders that they approve, an Acquisition Proposal other than the reincorporation merger or the share exchange;

•	Sovereign’s board of directors fails to publicly confirm its recommendation of the transaction agreement within five business days of a written request by Santander that it do so; or

•	Sovereign’s board of directors fails to include and maintain until the closing of the transactions its recommendation of the transactions to the Sovereign shareholders in this document.

Effect of Termination

In the event the transaction agreement is terminated as described above, the transaction agreement will become void and neither Santander nor Sovereign will have any liability under the transaction agreement, except that:

•	both Santander and Sovereign will remain liable for any intentional breach of the transaction agreement; and

•	designated provisions of the transaction agreement, including those regarding the payment of fees and expenses, governing law and jurisdiction will survive the termination.

Termination Fees

Sovereign has agreed to pay Santander a termination fee in the amount of $95 million (minus the amount of any fees and expenses of Santander reimbursed by Sovereign in accordance with the terms of the last paragraph of this section) in the following circumstances:

•	If (i) the transaction agreement is terminated by Santander because (A) an adverse recommendation change occurs or Sovereign’s board of directors approves or determines to recommend to Sovereign’s shareholders that they approve, an Acquisition Proposal other than the reincorporation merger or the share exchange; (B) Sovereign’s board of directors fails to publicly confirm its recommendation of the transaction agreement within five business days of a written request by Santander that it do so; (C) Sovereign’s board of directors fails to include and maintain until the closing of the transactions its recommendation of the transactions to the Sovereign shareholders in this document; or (D) Sovereign breaches the transaction agreement in a way that would entitle Santander to terminate the agreement and not to consummate the transaction, (ii) prior to such termination, an Acquisition Proposal has been publicly announced or otherwise communicated to Sovereign’s board of directors or its shareholders, and (iii) within twelve months of the date of such termination, Sovereign or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal.

•	If the transaction agreement is terminated by Santander because Sovereign intentionally breached its obligations under Section 8.03 of the transaction agreement. See “The Transaction Agreement — No Solicitation of Alternative Transactions.”

For purposes of determining whether the termination fee is payable, the term “Acquisition Proposal” has the meaning described under “— No Solicitation of Alternative Transactions;” except that the 25% thresholds are treated as references to “50%.”

In addition, Sovereign has agreed that if the transaction agreement is terminated by Santander under certain circumstances, Sovereign will reimburse Santander for reasonable out-of-pocket fees and expenses actually incurred by Santander in connection with the transaction agreement.

Investment Agreement

The transaction agreement provides that the Investment Agreement will continue in full force and effect except that for the period commencing on the date of the transaction agreement and ending on the date of the termination of the transaction agreement, certain provisions of the investment agreement will not be operative, including certain Santander covenants regarding standstill requirements and transfer restrictions, as well as certain provisions regarding termination of the investment agreement. The transaction agreement also provides that, to the extent any provision of the investment agreement conflicts or is inconsistent with any provision of the transaction agreement, the transaction agreement will control. In addition, the investment agreement in its entirety will terminate at the effective time of the share exchange.

The provisions of the Investment Agreement, including the provisions that are not operative during the term of the transaction agreement, will continue in full force and effect in the event that the transaction agreement is terminated for any reasons prior to the effective time of the share exchange.

Amendment of the Transaction Agreement

Santander and Sovereign may amend the transaction agreement by mutual agreement. However, after any approval of the transaction agreement by Sovereign’s shareholders, there may not be, without further approval of Sovereign’s shareholders, any amendment of the transaction agreement that requires such further approval under applicable law.

Fees and Expenses

Except as described above under “— Termination Fees,” in general, all costs and expenses incurred in connection with the transaction agreement will be paid by the party incurring such expenses.

THE VOTING AGREEMENTS

The following is a summary of the material provisions of the voting agreements. This summary is qualified in its entirety by reference to the form of voting agreement, a copy of which is attached as Annex B to this document and is incorporated into this document by reference. You should read the form of voting agreement in its entirety, as it is the legal document governing the matters discussed below.

Concurrently with the execution of, and in order to induce Santander to enter into, the transaction agreement, each of a number of shareholders affiliated with Relational Investors, LLC and the individual Sovereign directors (acting in their capacity as shareholders) that are not affiliates of Santander entered into a voting agreement with Santander and subsequently entered into a restated version of such agreement representing, as of the record date, a total of 8.14% of the outstanding common stock of Sovereign. Pursuant to such voting agreement, and subject to the terms and conditions contained therein, each such shareholder agreed to vote or exercise its right to consent with respect to all shares of Sovereign’s common stock that such shareholder beneficially owns to approve and adopt the transaction agreement and the transactions contemplated thereby. In addition, each such shareholder agreed not to sell, assign, transfer or otherwise dispose of any shares of Sovereign’s common stock prior to the earlier of (i) the day following the record date established by Sovereign’s board of directors for the meeting of Sovereign’s shareholders to consider approval of the transaction agreement and (ii) June 30, 2009. The parties to the voting agreements have also agreed to not take any action to solicit or initiate an Acquisition Proposal (as defined in the transaction agreement). See “The Transaction Agreement” on page 69.

Each shareholder that is party to a voting agreement entered into such agreement in such person’s capacity as the beneficial owner of Sovereign common stock and the agreement shall not in any way restrict such person’s actions (or failure to act) as a director or officer of Sovereign.

The voting agreement will terminate on the earlier to occur of (i) the effective time of the Virginia share exchange; (ii) the mutual consent of Santander and the relevant shareholder and (iii) the termination of the transaction agreement pursuant to its terms.

ACCOUNTING TREATMENT

The FASB and IASB have issued revised standards on accounting for business combinations: FASB Statement No. 141(R), Business Combinations, and IFRS 3 (revised), Business Combinations, respectively. Statement 141(R) is effective for annual periods beginning on or after December 15, 2008, with early adoption prohibited. IFRS 3 (revised) is effective for annual periods beginning on or after July 1, 2009, with early adoption permitted. The acquisition of Sovereign by Santander will be accounted for under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 as a business combination under the “purchase method” as defined by IFRS No. 3 Business Combinations (as Santander will not early adopt IFRS 3 (revised)) and as a business combination under U.S. GAAP under the “acquisition method” as defined by SFAS No. 141(R), Business Combinations.

Under both EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP, the purchase and the acquisition method require that the cost of the purchase will be based on the fair value of the consideration on the acquisition date, which will be based upon the market value of Santander’s shares on the acquisition date for shares issued to Sovereign shareholders. The direct transaction costs incurred in the transaction will be treated as expenses under U.S. GAAP (FAS 141(R)) with no impact in goodwill and under IFRS 3 those costs will be considered as part of the cost of the combination impacting goodwill. In Santander’s consolidated financial statements, the cost of the purchase will be allocated to the Sovereign assets acquired and liabilities and contingent liabilities assumed, based on their estimated fair values at the acquisition date, with any excess of the costs over the amounts allocated being recognized as goodwill. These methods may result in the carrying value of assets, including goodwill, acquired from Sovereign being substantially different from the former carrying values of those assets under both EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP, as well as result in differences in the carrying values after the acquisition under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following are the material U.S. federal income tax considerations relevant to the transaction for “U.S. holders” (as defined below) of Sovereign common stock whose shares are exchanged for Santander ADSs (and cash in lieu of fractional shares) in the transaction. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended from time to time (the “Code”), U.S. Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial authorities and administrative rulings, all as in effect as of the date of the proxy statement and all of which are subject to change, possibly with retroactive effect. In addition, this discussion is based on the Convention between the United States of America and Spain for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income, together with the related Protocol (the “Treaty”).

As used herein, a “U.S. holder” is a beneficial owner of Sovereign common stock that is, for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. Holders of Sovereign common stock who are not U.S. holders may be subject to different tax consequences than those described below and are urged to consult their tax advisors regarding their tax treatment under U.S. and non-U.S. tax laws.

The following does not discuss all aspects of U.S. federal income taxation of the transaction that might be relevant to U.S. holders in light of their particular circumstances, or those U.S. holders that may be subject to special rules, such as dealers in securities or currencies, brokers, banks, financial institutions, insurance companies, mutual funds, tax-exempt organization, U.S. holders subject to the alternative minimum tax, persons whose functional currency is not the U.S. dollar, U.S. holders who hold Sovereign common stock or Santander ADSs as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, U.S. holders that acquired Sovereign common stock pursuant to the exercise of an employee stock option or otherwise as compensation, or U.S. holders who exercise statutory appraisal rights. In addition, it does not address the U.S. federal income tax consequences to U.S. holders that do not hold Sovereign common stock as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) and does not address any aspect of foreign, state, local, estate, gift or other tax law that may be applicable to a U.S. holder.

The tax consequences to U.S. holders that hold Sovereign common stock through a partnership or other pass-through entity, generally, will depend on the status of the U.S. holder and the activities of the partnership. Partners in a partnership or other pass-through entity holding Sovereign common stock should consult their tax advisors.

The U.S. Treasury has expressed concerns that parties to whom American Depositary Receipts are released before delivery of shares to the depositary (a “pre-release”), or intermediaries in the chain of ownership between U.S. holders and the issuer of the security underlying the American Depositary Receipts may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of American Depositary Receipts. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Spanish taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by these parties or intermediaries.

This summary of material U.S. federal income tax consequences is for general information only and is not tax advice. Holders are urged to consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Exchange of Shares of Sovereign Common Stock for Santander ADSs Pursuant to the Transaction

The receipt of Santander ADSs in exchange for shares of Sovereign common stock pursuant to the transaction will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder whose shares of Sovereign common stock are exchanged for Santander ADSs in the transaction will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the fair market value of the Santander ADSs (including the fair market value of the fractional Santander ADSs) on the date of the exchange received with respect to such Sovereign common stock and the U.S. holder’s adjusted tax basis in such Sovereign common stock. Gain or loss will be determined separately for each block of Sovereign common stock (i.e., shares acquired at the same cost in a single transaction) exchanged for Santander ADSs pursuant to the transaction. Such gain or loss will be long-term capital gain or loss provided that a U.S. holder’s holding period for such shares is more than one year at the time of the consummation of the transaction. Long-term capital gains of individuals are currently generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations. A U.S. holder will have a tax basis in the Santander ADSs received equal to their fair market value on the date of the exchange, and the U.S. holder’s holding period with respect to such Santander ADSs will begin on the day after the date of the exchange.

In addition, a U.S. holder will recognize capital gain or loss on the receipt of cash in lieu of a fractional Santander ADS equal to the difference, if any, between the amount of cash received and the U.S. holder’s basis in such fractional Santander ADS. Such gain or loss, if any, will be short-term capital gain or loss.

For U.S. federal income tax purposes, U.S. holders of Santander ADSs will generally be treated as the owners of the underlying ordinary shares represented by those ADSs. Accordingly, no gain or loss will be recognized if a U.S. holder exchanges Santander ADSs for the underlying Santander ordinary shares represented by those ADSs.

Taxation of Distributions on Santander ADSs

Subject to the discussion of the passive foreign investment company rules below, to the extent paid out of Santander’s current or accumulated earnings and profits (as determined in accordance with U.S. federal income tax principles), distributions, including the amount of any Spanish withholding tax, made with respect to Santander ADSs (other than certain pro rata distributions of Santander’s capital stock or rights to subscribe for shares of Santander’s capital stock) will be includible in the income of a U.S. holder as foreign source ordinary dividend income. Because Santander does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends. These dividends will not be eligible for the “dividends received deduction” generally allowed to corporations receiving dividends from domestic corporations under the Code. The amount of the distribution will equal the U.S. dollar value of the euros received, calculated by reference to the exchange rate in effect on the date that distribution is received (which, for U.S. holders of Santander ADSs, will be the date that distribution is received by the depositary), whether or not the depositary or U.S. holder in fact converts any euros received into U.S. dollars at that time. If the euros are converted into U.S. dollars on the date of receipt, a U.S. holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. holder may have foreign currency gain or loss if the euros are converted into U.S. dollars after the date of receipt. Any gains or losses resulting from the conversion of euros into U.S. dollars will be treated as ordinary income or loss, as the case may be, of the U.S. holder and will be U.S. source.

Subject to applicable limitations, including satisfaction of certain minimum holding period requirements, and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, dividends paid to certain non-corporate U.S. holders in taxable years beginning before January 1, 2011 will be taxed at a maximum rate of 15%. Non-corporate holders should consult their own tax advisors to determine the implications of the rules regarding this favorable rate in their particular circumstances.

Subject to certain generally applicable limitations that may vary depending upon a U.S. holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. holder will be entitled to a credit against its U.S. federal income tax liability for Spanish withholding taxes, which will be limited to the rate provided by the Treaty if the U.S. holder is eligible to claim the lower Treaty rate. The limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Instead of claiming a credit, a U.S. holder may, at its election, deduct such otherwise creditable Spanish taxes in computing taxable income, subject to generally applicable limitations under U.S. law. A U.S. holder must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends. The rules governing foreign tax credits are complex and, therefore, U.S. holders are urged to consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.

Sale and Other Disposition of Santander ADSs

Subject to the discussion of the passive foreign investment company rules below, gain or loss realized by a U.S. holder on the sale or exchange of Santander ADSs will be subject to U.S. federal income tax as capital gain or loss (and will be long-term capital gain or loss if the U.S. holder held the Santander ADSs for more than one year) in an amount equal to the difference between the U.S. holder’s tax basis in the Santander ADSs and the amount realized on the disposition, which amount will include any Spanish taxes payable by, or on behalf of, the U.S. holder in connection with such disposition. Gain or loss, if any, will be U.S. source for foreign tax credit purposes. The deductibility of capital losses is subject to limitations. Long-term capital gain of a non-corporate U.S. holder is generally taxed at a preferential rate.

Passive Foreign Investment Company Rules

Santander believes that it was not a “passive foreign investment company” (a “PFIC”), for U.S. federal income tax purposes for the taxable year 2007 and does not expect to become a PFIC for the foreseeable future. However, because Santander’s PFIC status will depend upon the composition of Santander’s income and assets and the market value of Santander’s assets (including, among others, less than 25% owned equity investments) from time to time, and upon certain proposed Treasury Regulations that are not yet in effect but are proposed to become effective for taxable years after December 31, 1994, there can be no assurance that Santander will not be considered a PFIC for any taxable year.

If Santander were treated as a PFIC for any taxable year, any gain recognized by a U.S. holder on a sale or other disposition of Santander ADSs would be allocated ratably over the U.S. holder’s holding period for the Santander ADSs. The amounts allocated to the taxable year of the sale or other exchange and to any year before Santander became a PFIC would be taxed as ordinary income. The amount allocated to all other taxable years would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax allocated to such taxable years. Further, any distribution in respect of Santander ADSs in excess of 125% of the average of the annual distributions on Santander ADSs received by the U.S. holder during the preceding three years or the U.S. holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections (including a mark to market election) may be available to U.S. persons that may mitigate the adverse consequences resulting from PFIC status.

In addition, if Santander were to be treated as a PFIC in a taxable year in which it paid a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.

Backup Withholding and Information Reporting

A U.S. holder may be subject to backup withholding on the delivery of Santander ADSs (or cash in lieu of fractional Santander ADSs) to which such U.S. holder is entitled pursuant to the transaction and on payments of dividends and sales proceeds made within the United States or through certain U.S.-related financial intermediaries, unless the U.S. holder properly establishes an exemption or provides a taxpayer identification number and otherwise complies with the backup withholding rules. Such delivery or payment may also be subject to information reporting. Each U.S. holder should complete and sign the substitute Internal Revenue Service (the “IRS”) Form W-9 that will be included as part of the letter of transmittal and return it to the paying agent, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption applies and is established in a manner satisfactory to the paying agent. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowable as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

SPANISH TAX CONSIDERATIONS

The discussion set out below summarizes certain material Spanish taxation considerations of the acquisition, ownership and disposition of Santander shares (as they are defined on page 2 above) by a Qualifying Shareholder (as defined below). They are based on current Spanish law and practice, which are subject to change, possibly with retroactive effect. For purposes of the following discussion, for Spanish tax purposes, holders of Santander ADSs will be treated the same as the holders of the underlying Santander ordinary shares.

The below description is intended as a general guide and applies only to holders of Santander shares who are resident in the United States for the purposes of the Treaty (as it is defined above) and entitled to its benefits who do not carry on business activities through a permanent establishment (as defined in the Treaty) located in Spain with which their holdings of Santander shares are effectively connected , and who own, directly or indirectly, less than 25% of the voting stock of Santander (a “Qualifying Shareholder”).

This summary is not a complete analysis or description of all the possible tax consequences of the acquisition, ownership and disposition of Santander shares and does not address all tax consequences that may be relevant to all categories of potential investors, some of whom may be subject to special rules. In particular, this tax section does not address the Spanish tax consequences applicable to “look-through” entities.

Any holders of Santander shares who do not fall within the above description of a “Qualifying Shareholder” or who are in any doubt as to their taxation position or obligations should consult their own professional advisors immediately.

This summary of certain material Spanish taxation considerations is for general information only and is not tax advice. Holders are urged to consult their tax advisors with respect to the application of the Spanish tax law to their particular situations as well as any tax consequences arising under the laws of any foreign or other taxing jurisdiction or under any applicable tax treaty.

(a)	Spanish tax considerations of the Transaction

As a general rule, no charge to Spanish tax (including Spanish Transfer Tax or Value Added Tax) will arise to Qualifying Shareholders in respect of the reincorporation merger, the share exchange or the receipt by them of the Santander shares.

This notwithstanding, if a Qualifying Shareholder receives a cash payment in lieu of a fractional Santander share, that Qualifying Shareholder may be treated as realizing a capital gain on a Spanish asset, with the resultant reporting obligations described in Section (c) below.

(b)	Taxation of dividends

As a general rule, dividends paid on Santander shares to a Qualifying Shareholder will be subject to Spanish withholding tax on the gross amount of the dividend, currently at a rate of 18%. Notwithstanding the above, the following exemptions or reduced rates may be applicable under Spanish tax law:

(i) dividends and similar sources of income distributed by Spanish companies to a Qualifying Shareholder who is an individual will be exempt from Spanish tax up to an annual amount of €1,500 for all of his/her Spanish sourced dividend income. However, Spanish withholding tax will nevertheless be required to be deducted from the gross amount of the dividends, and Qualifying Shareholders claiming this exemption will have to seek a refund of such withholding taxes from the Spanish tax authorities as described below. The current practice of the Spanish tax authorities is that such refund cannot be claimed until after the end of the calendar year in which the dividends are paid;

(ii) Qualifying Shareholders may benefit from a 15% reduced rate of withholding tax on the gross amount of the dividend, subject to providing the depositary of the Santander shares, JPMorgan Chase Bank, N.A., before the tenth day following the end of the month in which the dividends are distributable, with evidence of the tax residence of the Qualifying Shareholder by means of a certificate of tax residence issued by the United States Internal Revenue Service (the “IRS”) stating that to the knowledge of the IRS, the Qualifying Shareholder is a resident of the United States within the meaning of the Treaty.

For Spanish tax purposes, such IRS certificate is valid for one year from the date it is issued.

Qualifying Shareholders who do not provide the required documentation within the applicable time limits may alternatively be able to obtain a refund of the 3% difference between the domestic and Treaty withholding tax rates, as discussed in the paragraph below.

As regards this refund, under Spanish legislation currently in force, the Qualifying Shareholder would be required to file (i) the applicable Spanish tax return (currently, Form 210), (ii) a valid certificate of tax residence issued by the U.S. tax authorities referred to above, and (iii) a certificate from Santander stating that Spanish tax was withheld with respect to such Qualifying Shareholder (i.e., the relevant dividend statement). A refund claim must be filed within four years of the date on which the withholding tax was collected by the Spanish tax authorities. You are advised to consult your own tax advisor regarding refund procedures and any U.S. tax implications of refund procedures.

Qualifying Shareholders will not be required to file a Spanish tax return in respect of dividends received on the Santander shares from which tax is withheld as described in the preceding paragraphs.

(c)	Taxation of capital gains

As a general rule, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. For Spanish tax purposes, income obtained from the disposal of Santander shares will be treated as capital gains. Spanish Non-Resident Income Tax is currently levied at an 18% tax rate on capital gains obtained by persons not residing in Spain for tax purposes who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation. Capital gain and losses will be calculated separately for each transaction and it is not possible to offset losses against capital gains.

However, under the Treaty, capital gains realized upon the disposition of Santander shares will not be taxed in Spain provided the Qualifying Shareholder has not held, directly or indirectly, 25% or more of Santander shares during the twelve months preceding the disposition of the stock. Qualifying Shareholders are required to establish that they are entitled to this exemption by providing to the relevant Spanish tax authorities a certificate of tax residence in the United States for the purposes of the Treaty duly issued by the relevant U.S. tax authorities, together with the appropriate Spanish tax return (currently, Form 210), not later than 30 days after the capital gain was realized.

For Spanish tax purposes, Qualifying Shareholders of Santander ADSs will generally be treated as owners of the underlying ordinary shares represented by those ADSs. Accordingly, no gain or loss should be recognized if a Qualifying Shareholder exchanges Santander ADSs for the underlying shares represented by those ADSs.

(d)	Wealth Tax

Unless an applicable convention for the avoidance of double taxation provides otherwise (and the Treaty does not so provide), individuals not residing in Spain for tax purposes who hold Santander shares are subject to the Spanish Wealth Tax (Spanish Law 19/1991), which imposes a tax on property and rights located in Spain or that can be exercised within the Spanish territory on the last day of any year at marginal rates varying between 0.2% and 2.5% of the average market value of such Santander shares during the last quarter of such year.

However, please note that a Bill amending the Spanish Law 19/1991 has recently entered the Spanish Parliament. According to the Bill, with effect as of 1 January 2008 any individual, whether tax resident in Spain or not, subject to Wealth Tax will be entitled to a tax credit equal to 100% of the Wealth Tax liability. Therefore, if the Bill was finally passed by the Spanish Parliament under its current wording, which is still uncertain, no Wealth Tax would be due.

(e)	Inheritance and Gift Tax

Unless an applicable convention for the avoidance of double taxation provides otherwise (and the Treaty does not so provide), transfers to non-Spanish resident individuals of Santander shares upon death or by gift are subject to Spanish Inheritance and Gift Tax. The applicable tax rate, after applying all relevant factors, ranges between 0% and 81.6% for individuals.

Gifts granted to corporation Qualifying Shareholders are subject to Spanish Non-Resident Income Tax at an 18% tax rate on the fair market value of the Santander shares as a capital gain. However, the exclusions available under the Treaty described in the section “Taxation of capital gains” above will be applicable.

(f)	Transfer Tax and VAT

Subscription, acquisition and transfers of Santander ADSs or ordinary shares are exempt from Transfer Tax and Value Added Tax. Additionally, no stamp duty or registration tax is levied as a result of such subscription, acquisition and transfers.

(g)	Compliance

In certain circumstances, the Spanish tax authorities can impose penalties for failure to comply with the Spanish tax requirements referred to in Sections (c) and (e) above. Such penalties may in certain cases be based on the amount of tax payable.

INFORMATION ABOUT THE COMPANIES

Santander

Santander is the parent bank of Grupo Santander. It was established on March 21, 1857 and incorporated in its present form by a public deed executed in Santander, Spain, on January 14, 1875.

Banco Santander, S.A. and its consolidated subsidiaries are a group of banking and financial companies that operate through a network of offices and subsidiaries across Spain and other European (including the United Kingdom, Austria, the Czech Republic, Germany, Hungary, Italy, Portugal and Norway) and Latin American countries. As at September 30, 2008, it was the largest banking group in the euro zone by market capitalization, with a stock market capitalization of €65.67 billion, stockholders’ equity of €53.80 billion and total assets of €953.03 billion. It had an additional €126.69 billion in mutual funds, pension funds and other assets under management (excluding assets under management related to insurance savings products) at that date. For the nine months ended September 30, 2008, it reported net attributable income of €6.94 billion. At that date, it employed approximately 133,000 people and had approximately 11,680 branches and some 80 million customers worldwide.

Santander’s principal operations are in Spain, the United Kingdom, Portugal, Germany, Italy and Latin America. It also has significant operations in New York as well as financial investments in Sovereign and Attijariwafa Bank Société Anonyme (formerly, Banque Commerciale du Maroc). In Latin America, it has majority shareholdings in banks in Argentina, Brazil, Chile, Colombia, Mexico, Puerto Rico, Uruguay and Venezuela.

In accordance with the criteria established by the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, the structure of the operating business areas has been segmented into two levels:

Principal level (or geographic).  The activity of Santander’s operating units is segmented by geographical areas. This coincides with its first level of management and reflects its positioning in the world’s three main currency areas. The reported segments are:

•	Continental Europe. This covers all retail banking business (including Banco Banif, S.A. (“Banif”), its specialized private bank), wholesale banking and asset management and insurance conducted in Europe, with the exception of Abbey. This segment includes the following units: the Santander Branch Network, Banco Español de Crédito, S.A. (“Banesto”), Santander Consumer Finance and Portugal.

•	United Kingdom (Abbey). This covers only Abbey’s business, mainly focused on retail banking in the UK.

•	Latin America. This embraces all the financial activities conducted via its subsidiary banks and other subsidiaries in Latin America. It also includes the specialized units in International Private Banking, as an independent globally managed unit. Its business in New York is also managed in this area.

Secondary level (or business).  This segments the activity of its operating units by type of business. The reported segments are:

•	Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, which are managed globally throughout the world).

•	Global Wholesale Banking. This business reflects the returns from Global Corporate Banking, Investment Banking and Markets worldwide, including all treasury activities under global management, as well as its equities business.

•	Asset Management and Insurance. This includes its units that design and manage mutual and pension funds and insurance.

In addition to these operating units, which cover everything by geographic area and business, Santander continues to maintain a separate Financial Management and Equity Stakes area. This area incorporates the centralized activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent Bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitizations. As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity.

The principal executive office of Santander is located at Avenida de Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain, and its telephone number at that location is 34-91-259-6520. Santander’s Internet website is www.santander.com.

Additional information about Santander and its subsidiaries is included in Santander’s 2007 Form 20-F, which is incorporated by reference in this document. See “Where You Can Find More Information” on page 122.

Sovereign

Sovereign is the parent company of Sovereign Bank, a federally chartered savings bank. Sovereign had approximately 750 community banking offices, over 2,300 ATMs and about 12,000 team members as of December 31, 2007 with principal markets in the Northeastern United States. Sovereign’s primary business consists of attracting deposits from its network of community banking offices, and originating small business and middle market commercial loans, multi-family loans, residential mortgage loans, home equity loans and lines of credit, and auto and other consumer loans in the communities served by those offices.

Sovereign was incorporated in 1987 as a holding company for Sovereign Bank. Sovereign Bank was created in 1984 under the name Penn Savings Bank, F.S.B. through the merger of two financial institutions with market areas primarily in Berks and Lancaster counties, Pennsylvania. Sovereign Bank assumed its current name on December 31, 1991.

The principal executive office of Sovereign is located at 1500 Market Street, Philadelphia, Pennsylvania, and its telephone number is (267) 256-8601. Sovereign’s Internet website is www.sovereignbank.com.

Additional information about Sovereign and its subsidiaries is included in Sovereign’s 2007 Form 10-K, which is incorporated by reference in this document. See “Where You Can Find More Information” on page 122.

Sovereign Virginia

Sovereign Merger Corporation, referred to in this document as “Sovereign Virginia,” was incorporated in Virginia on November 5, 2008 and is a direct, wholly owned subsidiary of Sovereign, formed by Sovereign solely for purposes of completing the transaction with Santander. Sovereign Virginia has not engaged and, prior to the reincorporation merger, will not engage in any activities other than activities incidental to its formation and in connection with or contemplated by the transaction agreement. The address of the principal executive office of Sovereign Virginia is 1500 Market Street, Philadelphia, Pennsylvania and its telephone number is (267) 256-8601.

SOVEREIGN COMMON STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, including information regarding beneficial ownership of shares of Sovereign common stock outstanding as of the record date, for (i) Sovereign’s directors, (ii) each of Sovereign’s executive officers, (iii) all of Sovereign’s directors and executive officers as a group, and (iv) each person or group owning more than 5% of the outstanding shares of Sovereign common stock. Unless otherwise indicated, each such Sovereign director and each such executive officer holds sole voting and investment power over the shares listed as beneficially owned and such shares constitute less than 1% of the outstanding shares. Unless otherwise indicated in a footnote, (i) shares indicated as being subject to options are shares issuable within 60 days following December 19, 2008, the record date, including, but not limited to, through the exercise of outstanding and vested options under Sovereign’s equity compensation plans, and (ii) shares are not pledged as security.

	Amount and
	Nature of
	Beneficial		Percentage of
	Ownership(1)		Common Stock

Directors
Gonzalo de Las Heras	0	(2)
P. Michael Ehlerman	86,816
Brian Hard	62,680
Marian L. Heard	20,310
Andrew C. Hove, Jr.	62,669	(3)
Gabriel Jaramillo	0	(4)
William J. Moran	48,139
Maria Fiorini Ramirez	24,189
Cameron C. Troilo, Sr.	922,173	(5)
Ralph V. Whitworth	52,811,143	(6)	7.95%
Executive Officers
Joseph P. Campanelli	641,775	(7)
Mark R. McCollom	158,190	(8)
Kirk W. Walters	1,386,201	(9)
Salvatore J. Rinaldi	224,484	(10)
M. Robert Rose	89,429	(11)
Patrick J. Sullivan	151,128	(12)
James J. Lynch	193,361	(13)
All Sovereign directors and executive officers as a group (21 persons)	57,071,061	(14)	8.60%
Banco Santander, S.A.	165,919,150	(15)	24.99%
c/o Banco Santander, S.A., New York Branch 45 East 53rd Street New York, NY 10022
Relational Investors, LLC	52,811,143	(16)	7.95%
12400 High Bluff Drive Suite 600 San Diego, CA 92130

(1)	Except as otherwise provided for herein, the table reflects data as of December 18, 2008 and as provided by each director and executive officer. The table also reflects shares of Sovereign common stock held by the trustee of the Sovereign Retirement Plan which have been allocated to the accounts of the executive officers identified in the table, and as a group.

(2)	Excludes 165,919,150 shares owned by Santander, as to which Mr. de Las Heras disclaims beneficial ownership. See footnote 15 to this table for more information regarding Santander’s ownership of Sovereign common stock.

(3)	Includes 2,100 shares as to which Mr. Hove has shared voting or investment power.

(4)	Excludes 165,919,150 shares owned by Santander, as to which Mr. Jaramillo disclaims beneficial ownership. See footnote 15 to this table for more information regarding Santander’s ownership of Sovereign common stock.

(5)	Includes (a) 425,893 shares as to which Mr. Troilo has shared voting or investment power and (b) 100,800 shares issuable upon exercise of outstanding options.

(6)	Mr. Whitworth is a Principal of Relational Investors, LLC. Based on Amendment No. 13 to the Schedule 13D filed with the SEC on November 25, 2008, Relational Investors, LLC directly holds 8,640,172 shares. Furthermore, Relational Investors, LLC is the sole general partner, or the sole managing member of the general partner of the following entities: (a) Relational Investors, L.P., which holds 8,063,673 shares, (b) Relational Fund Partners, L.P., which holds 254,735 shares, (c) Relational Coast Partners, L.P., which holds 599,598 shares, (d) Relational Partners, L.P., which holds 191,013 shares, (e) RH Fund 1, L.P., which holds 6,789,761 shares, (f) RH Fund 4, L.P., which holds 1,886,009 shares, (h) RH Fund 6, L.P., which holds 3,107,765 shares, (i) RH Fund 7, L.P., which holds 627,915 shares, (j) Relational Investors III, L.P., which holds 196,359 shares, (k) Relational Investors VIII, L.P., which holds 8,268,600 shares, (l) Relational Investors IX, L.P., which holds 1,880,966 shares, (m) Relational Investors X, L.P., which holds 5,058,131 shares, (n) Relational Investors XV, L.P., which holds 1,353,223 shares, (p) Relational Investors XVI, L.P., which holds 442,953 shares, (q) Relational Investors XX, L.P., which holds 1,168,740 shares, (r) Relational Investors XXII, L.P., which holds 1,448,393 shares, and (s) Relational Investors Alpha Fund I, L.P., which holds 2,854,248 shares. With respect to any of the foregoing shares, Mr. Whitworth disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. Mr. Whitworth also directly owns 13,639 shares of Sovereign common stock.

(7)	Based on Mr. Campanelli’s beneficial ownership as of September 30, 2008, which is the date of termination of his employment with Sovereign pursuant to a Separation and Consulting Agreement entered into by and between Mr. Campanelli and Sovereign, dated September 30, 2008. Includes: (a) 401,026 shares issuable upon exercise of outstanding options, (b) 25,234 shares held by the Retirement Plan which are allocated to Mr. Campanelli’s account and over which Mr. Campanelli exercises voting power, and (c) 29,125 shares of Sovereign common stock under the Sovereign Bonus Deferral Program.

(8)	Based on Mr. McCollom’s beneficial ownership as of March 3, 2008, which is the date of termination of his employment with Sovereign pursuant to a Separation Agreement entered into by and between Mr. McCollom and Sovereign, dated February 20, 2008. Includes: (a) 89,745 shares issuable upon exercise of outstanding options, and (b) 25,321 shares held by the Retirement Plan which are allocated to Mr. McCollom’s account and over which Mr. McCollom exercises voting power.

(9)	Includes: (a) 300,000 shares issuable upon exercise of outstanding options, (b) 100,000 shares of Sovereign common stock awarded as restricted stock under one or more of Sovereign’s stock incentive plans, (c) 5,246 shares held by the Retirement Plan which are allocated to Mr. Walters’ account and over which Mr. Walters exercises voting power, (e) 180,955 shares of restricted stock units, and (f) 700,000 shares of stock appreciation rights.

(10)	Includes: (a) 89,026 shares issuable upon exercise of outstanding options, (b) 22,581 shares held by the Retirement Plan which are allocated to Mr. Rinaldi’s account and over which Mr. Rinaldi exercises voting power, (c) 83,133 shares of Sovereign common stock awarded as restricted stock under one or more of Sovereign’s stock incentive plans, and (d) 5,276 shares of Sovereign common stock under the Sovereign Bonus Deferral Program.

(11)	Includes 105 shares as to which Mr. Rose has shared voting or investment power. Includes (a) 29,457 shares issuable upon exercise of outstanding options, (b) 3,774 shares held by the Retirement Plan which are allocated to Mr. Rose’s account and over which he exercises voting power, (c) 37,482 shares of Sovereign common stock awarded as restricted stock under one or more of

Sovereign’s stock incentive plans, and (d) 5,360 shares of Sovereign common stock under the Sovereign Bonus Deferral Program.

(12)	Includes: (a) 26,250 shares issuable upon exercise of outstanding options, (b) 9,266 shares held by the Retirement Plan which are allocated to Mr. Sullivan’s account and over which he exercises voting power, (c) 72,971 shares of Sovereign common stock awarded as restricted stock under one or more of Sovereign’s stock incentive plans, and (d) 9,608 shares of Sovereign common stock under the Sovereign Bonus Deferral Program.

(13)	Based on Mr. Lynch’s beneficial ownership as reported in the Form 4 filed by Mr. Lynch with the SEC on February 22, 2007, which was the last such report filed by Mr. Lynch prior to his resignation as of September 30, 2007. Includes 149,173 shares issuable upon exercise of outstanding options.

(14)	In the aggregate, these persons hold shared voting or investment power over 57,071,061 shares. The number and percentage of shares beneficially owned by them include (a) 1,237,727 shares issuable upon exercise of outstanding options, (b) 95,772 shares held by the Retirement Plan which are allocated to the executive officers’ accounts and over which they exercise voting power, (c) 420,036 shares of Sovereign common stock awarded as restricted stock under one or more of Sovereign’s stock incentive plans, (d) 51,693 shares under the Sovereign Bonus Deferral Program, (e) 180,955 shares of restricted stock units, and (f) 700,000 shares of stock appreciation rights.

(15)	Based on Amendment No. 11 to the Schedule 13D filed on November 25, 2008 with the SEC.

(16)	See footnote 6 to this table for information regarding the ownership of Sovereign common stock by Relational Investors, LLC and affiliated entities.

COMPARISON OF YOUR RIGHTS AS A HOLDER OF SOVEREIGN
COMMON SHARES AND YOUR RIGHTS AS A POTENTIAL HOLDER OF
SANTANDER ORDINARY SHARES OR SANTANDER ADSs

Santander is a company organized under the laws of the Kingdom of Spain and is governed by the Spanish Corporation Law. As Santander is a Spanish company, the rights of holders of Santander’s ordinary shares are governed directly, and the rights of the holders of Santander’s ADSs are governed indirectly, by Spanish law and by Santander’s bylaws (estatutos). The rights of holders of Santander ADSs are governed by New York law and the deposit agreement under which the Santander ADSs are issued. Sovereign is a Pennsylvania corporation and is governed by the BCL. The rights of Sovereign shareholders are governed by Pennsylvania law and by Sovereign’s amended and restated articles of incorporation and amended bylaws. The rights of shareholders under Spanish law and the rights of shareholders under Pennsylvania law differ in certain respects. See “Description of Santander Ordinary Shares” and “Description of Santander American Depositary Shares” for more information about, respectively, Santander ordinary shares and Santander ADSs.

The following discussion of the material differences between the rights of Santander ordinary shareholders and Sovereign common stock shareholders is only a summary and does not purport to be a complete description of these differences. The following discussion is qualified in its entirety by reference to the Spanish Corporation Law and the BCL, as well as the full text of the Santander bylaws, which are filed as exhibits to the registration statement in which this document is included, and the Sovereign amended and restated articles of incorporation and the Sovereign amended bylaws, copies of which are on file with the SEC. For information on how you can obtain copies of these documents, see “Where You Can Find More Information” on page 122.

Sovereign	Santander

CORPORATE GOVERNANCE

Sovereign’s amended and restated articles of incorporation, its amended bylaws and the BCL govern the rights of holders of Sovereign common stock.	Santander’s bylaws, Santander’s rules and regulations for the general shareholders’ meeting and the Spanish Corporation Law, as amended from time to time, govern the rights of holders of Santander ordinary shares.

AUTHORIZED CAPITAL STOCK

Authorized Shares. At November 17, 2008, the total number of authorized shares of Sovereign capital stock was 807,500,000 shares, consisting of 800,000,000 shares of Sovereign common stock, no par value per share, and 7,500,000 shares of Sovereign preferred stock.	Issued Shares. At December 3, 2008, Santander’s share capital was €3,997,029,701.50 and consisted of 7,994,059,403 Santander ordinary shares, nominal value €0.50 per share.
The Sovereign board of directors is authorized to issue the shares of preferred stock in one or more series and to determine the voting rights, designations, preferences and other special rights of the series being issued.

VOTING RIGHTS. ACTION BY WRITTEN CONSENT

Voting Rights. The holders of Sovereign common stock are entitled to one vote per share on all matters presented to shareholders.	Voting Rights. Each Santander ordinary share entitles the holder to one vote at Santander’s general shareholders meeting.
Action by Written Consent. Sovereign’s amended and restated articles of incorporation do not permit shareholder action by either unanimous or partial written consent.	Action by Written Consent. Spanish Corporation Law does not permit actions reserved to the shareholders meeting without a meeting.

Sovereign	Santander

AMENDMENT TO THE ARTICLES OF INCORPORATION

Under Pennsylvania law, amendments to a corporation’s articles of incorporation must be approved by a resolution of the board of directors and by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote. If an amendment would make any changes in the preferences, limitations or special rights of the shares of a class adverse to the class, authorize a new class having a preference as to dividends or assets which are senior to the shares of a class, increase the number of authorized shares of any class having a preference as to dividends or assets which are senior in any respect to the shares of a class or make the outstanding shares of a class redeemable by a method that is not pro rata, by lot or otherwise equitable, then a majority of shares of that class must also approve the amendment. Pennsylvania law also permits a corporation to require in its articles of incorporation a greater proportion of voting power to approve a specified amendment.	Not applicable. Under the Spanish Corporation Law, the operative parts going forward of the articles of incorporation are reflected in the relevant company’s bylaws.
Sovereign’s amended and restated articles of incorporation contain various provisions that require a super-majority vote of shareholders to amend or repeal particular sections of such articles. Amendment or repeal of the provisions of Sovereign’s articles relating to noncumulative voting, the classification of directors, a super-majority vote of shareholders to approve mergers and other similar transactions with a person or entity (other than transactions receiving specified approval by the Sovereign board of directors), the requirement of holding meetings for shareholder action, amendments to the bylaws and the consideration of non-economic factors by Sovereign’s board of directors in evaluating an offer by another party to acquire an interest in Sovereign, all require either(i) the affirmative vote of 80% of the shares entitled to vote, or (ii) the affirmative vote of 80% of the members of Sovereign’s board of directors and the affirmative vote of shareholders entitled to cast at least a majority of votes which all shareholders are entitled to cast.

Sovereign	Santander

AMENDMENT TO THE BYLAWS

The authority to amend or repeal Sovereign’s amended bylaws is vested in Sovereign’s board of directors, subject always to the power of the shareholders of Sovereign to change such action by the affirmative vote of shareholders holding at least 66 2/3% of the voting power (except that any amendment to the indemnification provisions set forth in the amended bylaws shall require the affirmative vote of 66 2/3% of the Sovereign board of directors or shareholders holding 80% of the votes that all shareholders are entitled to cast).	Under the Spanish Corporation Law, shareholders have the power to amend any provision of a company’s bylaws. The board of directors of a company is not authorized to change the company’s bylaws (except for very minor amendments, such as the change of the corporate domicile within the same municipality).

Amendments (as well as other matters such as the issuance of bonds, the increase or reduction of the share capital, mergers and demergers) require (i) that at the relevant general shareholders meeting a quorum of shareholders representing 50% of the voting capital, if the meeting is held on first call, or a quorum of shareholders representing 25%, if the meeting is held on second call, is present or represented; and (ii) a simple majority of the voting capital present or represented at the meeting, unless the meeting is held on second call and less than 50% of the voting capital is present or represented, in which case, a two-thirds majority of the voting capital (either present or represented at the meeting) is required.

RIGHT TO DIVIDENDS

Holders of Sovereign common stock are entitled to receive dividends ratably when, as and if declared by the Sovereign board of directors from funds legally available for the payment of dividends, after payment of all dividends on preferred stock, if any is outstanding.	Santander shareholders have the right to participate in any dividend distribution in proportion to the paid-in capital corresponding to their Santander ordinary shares.

APPRAISAL RIGHTS

The holders of Sovereign common stock are not entitled to dissenters’ rights under the BCL.	Rights of Separation. Under the Spanish Corporation Law, shareholders do not generally have the right to require a company to purchase his or her shares in the company. As an exception, in very limited circumstances (such as the substitution of the corporate purpose or the transfer of the corporate domicile to another country), shareholders that have not voted in favor of the corresponding resolution have the right to request the company to purchase his or her shares (for listed shares, at the average market price of the shares over the last quarter).

Sovereign	Santander

PREEMPTIVE RIGHTS

The holders of Sovereign common stock do not have preemptive rights to subscribe for a proportionate share of any additional securities issued by Sovereign before such securities are offered to others.	Each holder of Santander ordinary shares has a preferential right by operation of law to subscribe for shares in proportion to its shareholding in each new issue of Santander ordinary shares. Holders of Santander ordinary shares have the same right upon the issuance of convertible debt by Santander. Holders of convertible debt also have preemptive rights. However, preemptive rights of shareholders and holders of convertible debt may be excluded under certain circumstances by specific approval at the general shareholders meeting (or upon its delegation by the Santander board of directors) and preemptive rights are deemed excluded by operation of law in respect of certain issuances.

ATTENDANCE AND VOTING AT MEETINGS OF SHAREHOLDERS

Every common shareholder of record as of the applicable record date has the right to notice of and to vote, in person or by proxy, at any shareholders’ meeting.	Each Santander ordinary share entitles the holder to one vote at Santander’s general shareholders meetings. Under both the Spanish Corporation Law and Santander’s bylaws, only holders of Santander ordinary shares who have their Santander ordinary shares duly registered in the appropriate records at least five days prior to the day on which a meeting is scheduled to be held may attend and vote at such meeting.

SPECIAL MEETINGS OF SHAREHOLDERS

Special meetings of the shareholders may be called at any time by any of the following:(i) the Sovereign board of directors at a duly called and held meeting of the Sovereign board of directors or upon the unanimous written consent of the members of the Sovereign board of directors; or (ii) the Chairman of the board of directors or the Chief Executive Officer, but only upon receiving written direction of at least a majority of directors then in office.	Extraordinary general shareholders meetings may be called from time to time by Santander’s board of directors whenever the board considers it advisable for the company’s interests, and also if so requested by shareholders representing at least 5% of the outstanding share capital of Santander.

Sovereign	Santander

SHAREHOLDER PROPOSALS AND NOMINATIONS

Sovereign’s amended bylaws establish procedures that shareholders must follow to nominate persons for election to the Sovereign board of directors. The shareholder making the nomination must provide notice in writing, delivered or mailed by first class United States mail, postage prepaid, to the Secretary of Sovereign not less than 90 days nor more than 120 days prior to any meeting of shareholders called for election of directors; provided, however, that if less than 21 days’ notice of the meeting is given to shareholders, such written notice shall be delivered or mailed, as prescribed, to the Secretary of Sovereign not later than the close of the seventh day following the day on which notice was mailed to shareholders. Other matters proposed by shareholders to be placed on the agenda for consideration at an annual meeting of shareholders must be made by notice in writing, delivered or mailed by first class United States mail, postage prepaid, to the Secretary of Sovereign not less than 90 nor more than 150 days prior to the meeting; provided, however, that if less than 21 days’ notice of the meeting is given to shareholders, such written notice shall be delivered or mailed, as prescribed, to the Secretary of Sovereign not later than the close of the seventh day following the day on which notice was mailed to shareholders. The Chairman of a meeting of shareholders may, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if he should so determine, he shall so declare to the meeting and the defective nomination or other matter shall be disregarded.	Santander shareholders representing at least 5% of Santander’s share capital may request the publication of a supplement to the call of a general shareholders meeting, including a request for one or more additional items to be put on the agenda. This right must be exercised by means of a verifiable notice which must be received at the registered office of Santander within five days of the publication of the original notice of the call to meeting. The supplement to the call shall be published at least 15 days in advance of the date set for the general shareholders meeting.

In addition, under the Spanish Corporation Law, shareholders holding shares, in aggregate, equal to or greater than the result of dividing the total share capital by the number of directors, have the right to appoint a corresponding proportion of the members of the board of directors (disregarding the fractions). Shareholders who exercise this right may not vote on the appointment of other directors.

SHAREHOLDER SUITS

Under Pennsylvania law, shareholders may bring derivative actions on behalf of the corporation to enforce the duties of the corporation’s directors.	Under the Spanish Corporation Law, a company is entitled to bring a corporate action for liability (acción social de responsabilidad) against its directors following a resolution passed by the company’s general shareholders meeting for such purposes. Such a resolution may be presented and voted on any general shareholders meeting even if it not on the agenda for the meeting.

Sovereign	Santander

Under the Spanish Corporation Law, however, shareholders representing at least 5% of the share capital of the company may also jointly initiate such action in any of the following circumstances:
• the directors of the company have not called a general shareholders meeting to vote on such action following a request of shareholders representing at least 5% of the share capital of the company;
• the company has not initiated the action within one month of the passing by the general shareholders meeting of the resolution approving such action; or
• the general shareholders meeting has passed a resolution against bringing the corporate action for liability.
The corporate action for liability can only be directed towards remedying or restoring the damage caused by the director(s) to the company and not towards compensating individual damages that might have been caused to shareholders.
Under Spanish law class action suits are not available to shareholders pursuing claims against the directors of a company. Under the Spanish Corporation Law, each shareholder whose interests have been directly harmed by the acts or resolutions passed by the directors may only initiate individual proceedings against the directors seeking remedy or compensation for such direct individual damages (acción individual de responsabilidad).

RIGHTS OF INSPECTION

Under Pennsylvania law, shareholders have the right, for any proper purpose, to examine during usual business hours the share register, books and records of account and records of the proceedings of the shareholders and directors, and to make copies or extracts of such documents. Any shareholders desiring to make such an inspection must provide a written demand to do so under oath and must state the reason for the inspection.	Under Spanish law, a shareholder has the right to:

• obtain a certificate of the resolutions adopted by the general shareholders meetings of the company, which must be duly recorded in the company’s books;

Sovereign	Santander

•   request any information regarding the issues included in the agenda of a general shareholders meetings both: (i) in writing, up to and including the seventh day prior to the general shareholders meeting; and (ii) verbally during the meeting. Santander directors must provide the requested information unless it is inappropriate to do so in accordance with law and, in particular, if in the opinion of the Chairman of Santander the publicity of the requested information may damage the interests of Santander. However, Santander directors cannot rely on this exclusion if the request is supported by shareholders representing at least 25% of Santander’s share capital. As Santander is a listed company, shareholders may also request, up to and including the seventh day prior to the meeting, further details on any information available to the public that Santander has submitted to the CNMV since the last general shareholders meeting;

• inspect the annual accounts that are to be approved at an annual general shareholders meeting; and

•   inspect the compulsory reports and information that the board of directors of the company must provide prior to certain actions (such as the merger or de-merger of the company or share capital increases).

Apart from the general information right described above, the shareholders of a Spanish public company may not inspect the company’s documents, contracts, books or information.

Notwithstanding the above, Santander’s bylaws give its shareholders the right to inspect the attendance list of the general shareholders meetings during the meeting.

Sovereign	Santander

BOARD OF DIRECTORS

Size and Classification of Board of Directors

Sovereign’s amended and restated articles of incorporation provide that the Sovereign board of directors shall consist of not less than six nor more than 25 members in number, as shall be fixed by the Sovereign board of directors from time to time. Currently, the Sovereign board of directors has 10 directors. Sovereign’s amended and restated articles of incorporation provides for a classified board of directors, dividing the Sovereign board of directors into three classes, with one class elected each year and with each director elected for a term of three years. Currently, four directors serve as Class I directors, four directors serve as Class II directors, and two directors serve as Class III directors.	Santander’s bylaws provide that the minimum number of directors is 14 and that the maximum is 22 and Santander’s board of directors currently consists of 19 directors.

Santander’s bylaws provide that the term of office of a director is five years, however, directors may be reappointed. Santander’s bylaws also provide that every year the term of office of one fifth of the directors must lapse. The directors to retire are those who have been longest in office since their last appointment.

Election

Sovereign’s directors are elected by a plurality of the votes of the shares present in person or represented by proxy at any meeting and entitled to vote on the election of directors. Each share of Sovereign common stock carries one vote per director to be elected. Holders of Sovereign common stock are not entitled to cumulate their votes in the election of directors.	Directors are generally appointed by the general shareholders meeting.

Under Spanish law, shareholders holding shares, in aggregate, equal to or greater than the result of dividing the total share capital by the number of directors, have the right to appoint a corresponding proportion of the members of the board of directors (disregarding the fractions). Shareholders who exercise this right may not vote on the appointment of other directors.

Removal

Under Sovereign’s amended and restated articles of incorporation, directors may not be removed from office by a vote of shareholders unless the votes of shareholders cast in favor of removal constitute a majority of the votes which all shareholders would be entitled to cast at an annual meeting.	Under Spanish law, shareholders may remove a director without cause at any time by passing the relevant resolution at a general shareholders meeting.

Vacancies

Sovereign’s articles of incorporation and amended bylaws provide that any vacancy occurring in the Sovereign board of directors shall be filled by a majority of the remaining members (though less than a quorum of the Sovereign board of directors) and each person so elected shall be a director of the same class as his predecessor until his successor is elected by the shareholders.	The board of directors has the power to provisionally fill all vacancies on the board until the next general shareholders meeting, whereupon the shareholders may confirm or revoke such appointment. A director appointed to provisionally fill a vacancy must be a shareholder. If the board of directors fails to provisionally appoint a shareholder to fill a vacancy as described above, or if the shareholders resolve to revoke the appointment of a director provisionally appointed by the board, the shareholders may appoint another person as a director to fill such vacancy.

Sovereign	Santander

Director Liability and Indemnification
Sovereign’s amended bylaws provide for indemnification of directors, officers and agents for certain litigation related liabilities and expenses. Directors, officers, employees and agents of Sovereign are entitled to indemnification in both third party actions and derivative actions to the fullest extent permitted by Pennsylvania law. The BCL prohibits indemnification where there is a court finding that the act or failure to act giving rise to the claim for indemnification constitutes willful misconduct or recklessness.	Under the Spanish Corporation Law and Santander’s bylaws, Santander directors are liable to Santander, its shareholders and its creditors for any damage that they may cause by acts or omissions contrary to applicable law or Santander’s bylaws or by any acts or omissions contrary to the duties inherent to the exercise of their office.

Santander maintains an insurance policy that protects its directors and officers from civil liabilities incurred as a result of actions taken in their official capacity associated with any civil, criminal or administrative process.

ANTI-TAKEOVER PROVISIONS

Business Combinations

Sovereign is subject to the “business combination” provisions of the BCL which restrict Sovereign from being a party to certain transactions with a shareholder that owns shares entitled to cast 20% or more of the votes that all shareholders would be entitled to cast in an election of directors unless the transaction has received certain specified approvals and meets certain other tests relating to timing and the consideration to be paid to other shareholders.	Not applicable.

Mandatory Tender Offer

Sovereign’s amended and restated articles of incorporation provide that any person or entity acquiring Sovereign capital stock with 25% or more of Sovereign’s total voting power is required to offer to purchase, for cash, all shares of Sovereign’s voting stock, at a price per share equal to the highest price paid by such person for each respective class of Sovereign’s voting stock within the preceding 12 months.	Under Spanish law, mandatory public tender offers at a regulated price set forth by Spanish law must be launched for all the shares of the target company or other securities that might directly or indirectly give the right to subscription thereto or acquisition thereof (including convertible and exchangeable bonds) when any person acquires control of a Spanish company listed on the Spanish Stock Exchanges.
For these purposes, control of a target company is deemed to have been obtained, individually or jointly, if: (i) any person or group of people directly or indirectly acquire 30% or more of the voting rights in the company; or (ii) any person or group of people directly or indirectly acquires less than 30% of the voting rights in the company and, within 24 months of the acquisition, that person or group of people has been responsible for the appointment of more than one-half of the target company’s board of directors.

Sovereign	Santander

Under Spanish law, where, following a tender offer for the shares of a listed company which has been accepted by 90% or more of the voting rights pertaining to the total shares to which the offer was addressed, the offeror holds 90% or more of the voting capital of the target company, holders of the outstanding ordinary shares may require the offeror to purchase all such outstanding shares, and the offeror may require all such holders to sell their shares to the offeror, at a regulated price set forth by Spanish law.

DUTIES OF DIRECTORS

Under Pennsylvania law, a corporation’s directors have a duty to act in good faith in a manner which they reasonably believe to be in the best interests of the corporation. In discharging that responsibility, directors owe a duty of care and a duty of loyalty to the corporation.	Under Spanish law, the board of directors of a company is responsible for the management and representation of the company, although certain matters are reserved to the general shareholders meeting. In accordance with Santander’s internal rules, which follow corporate governance best practice, the board of directors has a general duty of supervision.
Under Pennsylvania law, in considering the best interests of the corporation, directors may consider to the extent they deem appropriate, the effects of any action on all groups affected, including without limitation, shareholders, employees, customers, creditors, and communities, and the short-term and long-term interests of the corporation.

Under Pennsylvania law, directors are required to act with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under such circumstances.

Directors are required to exercise an informed business judgment in the performance of their duties. To do so, directors must have informed themselves of all material information reasonably available to them.	A director must comply with the duties set out in the law, in the company’s bylaws and in its regulations for the general shareholders meeting and the board of directors. These duties include the following:

•   to act diligently in his or her management of the company. In particular, the law establishes that he or she must carry out his or her duties with the diligence of an “orderly entrepreneur (ordenado empresario) and a faithful representative (representante leal)” and must diligently inform himself or herself of the company’s business development;

• to comply with duties established by the law and the company’s bylaws, acting in the company’s best interests;

Sovereign	Santander

•   to comply with duties of loyalty: (i) the directors shall not use the name of Santander or invoke their capacity as directors in order to carry out transactions for their own account or for the account of persons related to them; (ii) no director may make, either for his own benefit or for the benefit of any persons related to him, investments or transactions of any kind related to the assets of Santander which have come to the director’s attention during the performance of his duties as such, when the investment or transaction has been offered to Santander or Santander is interested in it, unless Santander has turned down such an investment or transaction and the director has not influenced Santander’s decision; (iii) the directors must notify the Santander board of directors of any direct or indirect conflict of interests which they have with the interests of Santander. If the conflict arises from a transaction with Santander, the director shall be prohibited from conducting such a transaction unless the Santander board of directors, following a report from the Appointments and Remuneration Committee, approves the transaction. In the event of conflict, the director involved shall not participate in the deliberations and decisions in respect of the transaction in which the conflict arises; (iv) the directors must notify the Santander board of directors, as soon as possible, of those circumstances affecting them which might prejudice the credit or reputation of Santander, and particularly the criminal cases with which they may be charged; and (v) the directors must disclose any interest that they hold in the capital of a company engaged in a line of business which is the same as or analogous or complementary to the business of Santander, as well as any offices held or duties performed therein and the conduct, for the director’s own account or for the account of another, of any kind of business that is the same as, analogous or complementary to the business that the corporate purpose of Santander consists of;

• to maintain secrecy of confidential information, even after his or her retirement or removal as director, subject to certain exceptions; and

•   not to conduct, or suggest to any person that they conduct, transactions involving securities of Santander or any of its subsidiaries, affiliated or related companies in connection with which the directors have, by reason of their position, privileged or confidential information, so long as such information is not within the public domain.

Sovereign	Santander

In addition to the above, Spanish banking regulations impose on directors requirements relating to professional and commercial integrity and relevant knowledge and expertise.

SANTANDER ADS PRE-RELEASE; VOTING OF SANTANDER ADSs; AMENDMENT OF DEPOSIT AGREEMENT
Not applicable.	Santander ADS Pre-Release. In certain circumstances, the depositary may issue Santander ADSs before the deposit of Santander ordinary shares.
Voting of Santander ADSs. The depositary has agreed that upon receipt of notice in English of any meeting of holders of shares, as soon as practicable thereafter, it will mail a summary of the information contained in such notice of meeting to the record holders of ADSs.

•   The record holders of ADSs (as of the close of business on the date specified by the depositary in the notice to holders) are entitled, subject to applicable laws, the bylaws (estatutos) of Santander and the deposit agreement, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to their holdings.

• The depositary has agreed that it will endeavor, insofar as practicable, to have the shares voted so represented in accordance with any such written instructions of record holders of ADSs
• The depositary has agreed not to vote any shares except in accordance with instructions from the record holders of ADSs.
Amendment of Deposit Agreement. An amendment that increases certain charges or otherwise prejudices substantial existing rights of holders will not become effective until three months after notice of the amendment.

DESCRIPTION OF SANTANDER ORDINARY SHARES

The following summary of material considerations concerning the share capital of Santander briefly describes certain material provisions of Santander’s bylaws (estatutos) and Spanish law relating to the share capital of Santander. Because it is a summary it is not meant to be complete, is qualified by reference to the applicable Spanish laws and Santander’s bylaws and does not contain all the information that may be important to you. Copies of Santander’s bylaws are incorporated by reference and will be furnished to Sovereign shareholders upon request.

General

As of September 30, 2008, the Santander’s share capital was €3,127,148,289.50, represented by a single class of 6,254,296,579 book-entry Santander ordinary shares with a nominal value of €0.50 each. All of Santander’s ordinary shares are fully paid and nonassessable. Spanish law requires that bank-listed equity securities be issued in book-entry form only.

On September 22, 2008, at the shareholders meeting held in Santander, Spain, Santander’s shareholders approved a capital increase of up to 143,376,990 shares for the issuance of Santander ordinary shares to the ordinary shareholders of A&L. The shareholders’ resolution expressly provided for the possibility of incomplete subscription in the event that the 143,376,990 new shares cannot be fully subscribed and paid up by means of the delivery of the relevant contributions, specifying that in such an event the share capital will be increased to the extent appropriate. The shareholders’ resolution authorized the board of directors of Santander (i) to establish the conditions of the capital increase as to all matters not provided for by the shareholders, which includes the determination of the number of shares within that limit by which the capital would be increased; (ii) to effect the amendment of subsections 1 and 2 of Article 5 of Santander’s bylaws, to reflect the new share capital and the resulting number of shares; and (iii) to delegate such authority to the Santander Executive Committee. Pursuant to such delegated authority from the board of directors, on October 10, 2008, following the acquisition of A&L’s entire ordinary share capital on that same date the Santander Executive Committee determined that the capital should be increased by 140,950,944 shares.

On December 3, 2008 Santander consummated a rights offering resulting in an increase to its share capital of 1,598,881,880 new Santander ordinary shares. See “Recent Developments — Santander Rights Offering”.

The amendment to subsections 1 and 2 of Article 5 of the Santander bylaws was filed with the office of the Commercial Registry of Santander December 3, 2008 and became effective immediately. The amended Santander bylaws are filed as an exhibit hereto.

Meetings and Voting Rights

Santander holds its annual general shareholders meeting during the first six months of each fiscal year on a date fixed by the Santander board of directors.

Extraordinary meetings may be called from time to time by the Santander board of directors whenever the Santander board of directors considers it advisable for the company’s interests, and whenever so requested by shareholders representing at least 5% of the outstanding share capital of Santander. Notices of all meetings are published, at least one month prior to the date set for the meeting, in the Official Gazette of the Commercial Registry and in one of the local newspapers having the largest circulation in the province where the registered office of Santander is located. In addition, under Spanish law, the agenda of the meeting must be sent to the CNMV and the Spanish Stock Exchanges and published on the company’s website.

Each Santander ordinary share entitles the holder to one vote. Holders of any number of shares who have their Santander ordinary shares duly registered as stated below will be entitled to attend Santander shareholders meetings. Santander’s bylaws do not contain provisions regarding cumulative voting.

Any Santander ordinary share may be voted by proxy. Subject to the limitations imposed by Spanish law, proxies may be given to any individual or legal person, must be in writing or by remote means of communication and are valid only for a single meeting except where the representative is the spouse or an ascendant or descendant of the shareholder giving the proxy, or where the proxy-holder holds a general power of attorney executed as a public instrument with powers to manage the assets of the represented party in the Spanish territory. According to Spanish law, if a director or another person publicly solicits a proxy for a director (public solicitation which shall be considered if the director obtains more than three proxies) the director holding the proxies may not exercise the voting rights attaching to the represented shares in connection with matters in which the director has a conflict of interest and, in particular, the following:

•	his or her appointment or ratification, removal, dismissal or withdrawal as director;

•	the institution of a corporate action for liability (acción social de responsabilidad) against him or her; or

•	the approval or ratification of transactions between Santander and the director in question, companies controlled or represented by him or her, or persons acting for his or her account.

In accordance with the Santander’s rules and regulations for the general shareholders meeting and in the manner established by such Rules and Regulations, Santander’s website includes from the date when the call of the general shareholders meeting is published, the text of all resolutions proposed by the Santander board of directors with respect to the agenda items and the details regarding the manner and procedures for shareholders to follow to confer representation on any individual or legal entity. The manner and procedures for electronic delegation and voting via the Internet are also indicated.

Only registered holders of Santander ordinary shares of record at least five days prior to the day on which a meeting is scheduled to be held may attend and vote at general shareholders meetings. As a registered shareholder, the depositary will be entitled to vote the Santander ordinary shares underlying the Santander ADSs. The deposit agreement requires the depositary to accept voting instructions from holders of Santander ADSs and to execute such instructions to the extent permitted by law and in accordance with the deposit agreement.

In general, resolutions passed by a general meeting are binding upon all shareholders. In very limited circumstances, Spanish law gives dissenting or absent shareholders the right to have their Santander ordinary shares redeemed by Santander at prices determined in accordance with established formula or criteria. Santander ordinary shares held by Santander or its affiliates are counted for purposes of calculating quorums but may not be voted by Santander or by its affiliates.

Resolutions at a duly constituted general shareholders meetings are, except as stated in the next two paragraphs, passed by a simple majority vote of the voting capital present or represented at the meeting, and, therefore, it is sufficient that the number of votes in favor is higher than the number of votes against or blank and abstentions.

For an ordinary or extraordinary general meeting of shareholders to be duly constituted the presence in person or by proxy of shareholders representing 25% of Santander’s subscribed voting capital is required. On second call there is no quorum requirement. However, a quorum of 50% of Santander’s subscribed voting capital is required on the first call to approve any of the following actions:

•	issuance of bonds;

•	increase or reduction of share capital;

•	transformation of Santander (change in corporate nature);

•	merger, de-merger, split or spin-off;

•	any other amendment of Santander’s bylaws; and

•	dissolution.

A quorum of 25% of the subscribed voting capital is required to vote on such actions on the second call. A two-third majority of the present or represented voting capital is required to approve all of the above listed actions when the general shareholders meeting is held on second call and less than 50% of the subscribed voting capital is present (in person or by proxy).

For purposes of determining the quorum, those shareholders who vote by mail or through the Internet are counted as being present at the meeting, as provided by Santander’s rules and regulations of the general shareholders meetings.

Dividends

Generally Santander pays quarterly cash dividends on Santander ordinary shares (with interim dividends on account of earnings of a fiscal year being normally paid in August and November of that year and in February and May of the following year). The declaration and payment of dividends is dependent upon business conditions, operating results and consideration by the Santander board of directors of other relevant factors.

Interim dividends are normally declared and paid by the Santander board of directors on account of earnings and the total dividend is proposed by the Santander board of directors for approval at the annual shareholders’ meeting following the end of the year to which it relates. The fourth interim dividend is normally announced and paid before the annual financial statements are approved by the shareholders at the annual shareholders’ meeting and, if the proposal to be submitted to the general shareholders meeting regarding the total dividend for the fiscal year is approved, the fourth interim dividend is also the final dividend.

Santander shareholders have the right to participate in any dividend distribution in proportion to the paid-in capital corresponding to their Santander ordinary shares. A shareholder’s dividend entitlement lapses five years after the dividend payment date.

Under Spanish law, any non-voting shares will entitle the holder to receive the minimum annual dividend corresponding to such non-voting shares as provided for in the bylaws (in the case of Santander, as amended pursuant to the relevant resolutions relating to the issue of the non-voting shares). However, at present, Santander has not issued any shares that could entitle their holders to any preferential rights (including as to the distribution of dividends).

Dividends may only be distributed out of the earnings for the fiscal year or out of unappropriated reserves, in compliance with the law and Santander’s bylaws, provided the shareholders’ equity disclosed in the accounts is not, as a result of the distribution, reduced to less than the share capital of the company. If there are any losses from prior fiscal years that reduce Santander’s shareholders’ equity below the amount of the share capital, these earnings shall be used to offset such losses. The shareholders at the general shareholders’ meeting shall decide the amount, time and form of payment of the dividends, which shall be distributed among the shareholders in proportion to their paid-up capital. The shareholders at the general shareholders’ meeting and the board may resolve to distribute interim dividends, subject to such limitations and in compliance with the law.

In addition to Santander’s bylaws and the relevant provisions of Spanish law, both Santander and its Spanish banking subsidiaries are subject to certain restrictions on dividend payments prescribed by the Ministry of the Economy and the Bank of Spain regarding distribution of reserves and maintenance of mandatory capital adequacy ratios.

Redemption

Santander’s bylaws do not contain any provisions relating to redemption of shares except as set forth in connection with capital reductions. Nevertheless, pursuant to Spanish law, redemption rights may be created at a duly held general shareholders’ meeting. Such meeting will establish the specific terms of any redemption rights created.

Liquidation Rights

Upon a liquidation of Santander, Santander’s shareholders would be entitled to receive pro rata any assets remaining after the payment of Santander’s debts, taxes and expenses of the liquidation. Holders of non-voting shares, if any, are entitled to receive reimbursement of the amount paid before any amount is distributed to the holders of voting shares.

Preemptive Rights

Each holder of Santander ordinary shares has a preferential right by operation of law to subscribe for shares in proportion to its shareholding in each new issue of Santander ordinary shares. Holders of Santander ordinary shares have the same right upon the issuance of convertible debt by Santander. Holders of convertible debt also have preemptive rights. However, preemptive rights of shareholders and holders of convertible debt may be excluded under certain circumstances by specific approval at the general shareholders meeting (or upon its delegation by the Santander board of directors) and preemptive rights are deemed excluded by operation of law in the relevant capital increase when the shareholders approve:

•	capital increases following conversion of convertible debt into Santander shares;

•	capital increases because of the absorption of another company or of part of the spun-off assets of another company, when the new shares are issued in exchange for the new assets received; or

•	capital increases for the issuance of Santander securities in the context of a tender offer for other securities in which the Santander securities are being used as all or part of the consideration.

If capital is increased by the issuance of new shares in return for capital from certain reserves, the resulting new Santander ordinary shares will be distributed pro rata to existing shareholders.

Registration and Transfers

The Santander ordinary shares are in book-entry form in the Iberclear system. Santander maintains a registry of shareholders. Santander does not recognize, at any given time, more than one person as the person entitled to vote each Santander ordinary share in its general shareholders meeting.

Under Spanish law and regulations, transfers of shares quoted on a stock exchange are normally made through credit entities and investment services companies, that are members of the Spanish Stock Exchanges.

Transfers executed through the Spanish Stock Exchanges are implemented pursuant to the stock exchange clearing and settlement procedures of Iberclear. Transfers executed “over the counter” are implemented pursuant to the general legal regime for book entry transfer, including registration by Iberclear.

New shares may not be transferred until the relevant capital increase is registered with the Commercial Registry.

Reporting Requirements

Royal Decree 1362/2007 requires that any entity which acquires or transfers shares and as a consequence the number of voting rights held exceeds, reaches or is below the 3%, 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 60%, 70%, 75%, 80% or 90% of the voting rights of a company, such as Santander, for which Spain is the member state of origin, listed on a Spanish Stock Exchanges or on any other regulated market in the European Union, must, within four trading days after that acquisition or transfer, report it to such company, and to the CNMV. This duty to report the holding or reduction of a significant stake is applicable not only to the acquisitions and transfers in the terms described above, but also to those cases in which in the absence of an acquisition or transfer of shares, the ratio of an individual’s voting rights exceeds, reaches or is below the thresholds that trigger the duty to report, as a consequence of an alteration in the total number of voting rights of an issuer. Similar disclosure obligations apply, among others, in the event of: (i) the acquisition or disposal of any financial instruments entitling the holder to acquire the company’s shares (such as options, futures, swaps, etc.); (ii) certain voting, deposit, temporary transfer or usufruct agreements regarding the relevant shares; or (iii) custodians or proxy-holders who can exercise with discretion the voting rights attached to the relevant shares. The above mentioned threshold percentages will be 1% or any multiple of 1% whenever the person who has the duty to notify is a resident of a tax haven (as defined in Spanish law) or of a country or territory where there is no taxation or where the authorities decline to exchange information for tax purposes (in accordance with Spanish law).

In addition, any Spanish company listed on the Spanish Stock Exchanges must report any acquisition by such company (or a subsidiary) of the company’s own shares if the acquisition, together with any acquisitions since the date of the last report, and without deducting sales of shares in the company by the company or by its subsidiaries, causes the company’s ownership of its own shares to exceed 1% of its voting rights.

It must also be noted that the CNMV issued on September 22, 2008 a resolution regarding the disclosure of short positions in the shares of several Spanish financial issuers, which include Santander. The resolution requires, until further notice, disclosure of short positions in Santander shares exceeding 0.25% of the share capital of Santander and, after such threshold is exceeded, disclosure of any subsequent increase in the short position or decrease below the 0.25% threshold. For purposes of the resolution a “short position” is the net result of all positions in financial instruments, including shares and any derivative the underlying asset of which are shares, that give the holder a positive (profit) exposure to downward movements in the price of the relevant shares. Disclosure to the CNMV, which will publicly disclose such information, is required on the day following the transaction that causes the disclosure.

Members of the board of directors of listed companies, in addition to notifying the CNMV of any transaction concerning the shares or other securities or financial instruments of the issuer which are linked to these shares, are required to inform the CNMV of their ratio of voting rights upon appointment or resignation.

In addition, top managers of any listed company must report to the CNMV the acquisition or disposal of shares or other securities or financial instruments of the issuer which are linked to these shares.

Further, the Bank of Spain requires purchasers of shares in Santander to notify, and seek approval from, the Bank of Spain in certain circumstances. See “The Transaction Agreement — Regulatory Approvals in Spain.”

Exchange Controls

Under present regulations, foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation on the amount other than applicable taxes. Law 19/2003 (July 4, 2003) updated Spanish exchange control and money laundering prevention provisions, by recognizing the principle of freedom of the movement of capital between Spanish residents and nonresidents. The law establishes procedures for the declaration of capital movements for purposes of administrative or statistical information and authorizes the Spanish Government to take measures which are justified on grounds of public policy or public security. It also provides the mechanism to take exceptional measures with regard to third countries if such measures have been approved by the European Union or by an international organization to which Spain is a party. The Spanish stock exchanges and securities markets are open to foreign investors. Royal Decree 664/1999, on Foreign Investments (April 23, 1999), established a new framework for the regulation of foreign investments in Spain which, on a general basis, will no longer require any prior consents or authorizations from authorities in Spain (without prejudice to specific regulations for several specific sectors, such as television, radio, mining, telecommunications, etc.). Royal Decree 664/1999 requires notification of all foreign investments in Spain and liquidations of such investments upon completion of such investments to the Investments Registry of the Ministry of Economy, strictly for administrative statistical and economical purposes. Only investments from “tax haven” countries (as they are defined in Royal Decree 1080/1991), shall require notice before and after execution of the investment, except that no prior notice shall be required for: (1) investments in securities or participations in collective investment schemes that are registered with the CNMV, and (2) investments that do not increase the foreign ownership of the share capital of a Spanish company to over 50%. In specific instances, the Council of Ministers may agree to suspend, all or part of, Royal Decree 664/1999 following a proposal of the Ministry of Economy, or, in some cases, a proposal by the head of the government department with authority for such matters and a report of the Foreign Investment Body. These specific instances include a determination that the investments, due to their nature, form or condition, affect activities, or may potentially affect activities relating to the exercise of public powers, national security or public health. Royal Decree 664/1999 is currently suspended for investments relating to national defense. In those cases in respect of which Royal Decree 664/1999 is suspended, the affected investor must obtain prior administrative authorization in order to carry out the investment.

Legal Restrictions on Acquisitions of Shares in Spanish Banks

Certain provisions of Spanish law require notice to the Bank of Spain prior to the acquisition by any individual or corporation of a significant holding of shares of a Spanish bank.

Any individual or corporation that wishes to acquire, directly or indirectly, a significant holding of shares (participación significativa) in a Spanish bank must give advance notice to the Bank of Spain describing the size of such proposed holding, the proposed terms and conditions of the acquisition, and the anticipated closing date of the acquisition. A significant holding for these purposes is defined as 5% or more of the outstanding share capital or voting rights of the bank or any lesser holding that gives the acquirer effective influence or control over the target bank.

In addition, advance notice must be given to the Bank of Spain of any increase, direct or indirect, in any significant holding which reaches any of the following thresholds: 10%; 15%; 20%; 25%; 33%; 40%; 50%; 66% and 75%. Notice to the Bank of Spain is also required from anyone who, as a result of the contemplated acquisition, may attain sufficient power to control the bank.

If the acquisition is effected and the required notice is not given or if the acquisition is effected before the three month-period after the giving of notice elapses, or if the acquisition is opposed by the Bank of Spain then there shall be the following consequences: (A) the acquired shares will lose their voting rights, (B) the Bank of Spain may seize control of the bank or replace its board of directors, and (C) a fine may be levied on the acquirer.

The Bank of Spain has three months after the receipt of any such notice to object to a proposed transaction. Such objection may be based on finding the acquirer unsuitable on the basis of its commercial or professional reputation, its solvency or the transparency of its corporate structure, among other things. If no such objection is raised within the three month period, authorization is deemed to have been granted. However, absent objection by the Bank of Spain, it may set forth a different maximum period for closing the proposed transaction.

Any individual or institution that plans to sell its significant holding, or reduce it below one of the above-mentioned thresholds or, because of any sale, will lose control of the entity, must provide advance notice to the Bank of Spain indicating the amount of the proposed transaction and its anticipated closing date. Failure to comply with these requirements may lead to penalties being imposed on the defaulting party.

Banks must notify the Bank of Spain as soon as they become aware of any acquisition or transfer of shares of its share capital that exceeds or reduces its holding below the above-mentioned thresholds. Furthermore, banks are required to inform the Bank of Spain as soon as they become aware of, and in any case not later than 15 days after, each acquisition by a person or a group of at least 1% of the bank’s total share capital. The Bank of Spain also requires each bank to notify the Bank of Spain of a list in April, July, October and January of all its shareholders that are financial institutions and all other shareholders that own at least 0.25% of the bank’s share capital by reference to the last day of each calendar quarter.

If the Bank of Spain determines at any time that the influence of a person who owns a significant holding of a bank may adversely affect that bank’s financial situation, it may request that the Spanish Ministry of Economy and Finance: (1) suspend the voting rights of such person’s shares for a period not exceeding three years; (2) seize control of the bank or replace its board of directors; or (3) in exceptional circumstances revoke the bank’s license. A fine may also be levied on the person owning the relevant significant shareholding.

DESCRIPTION OF SANTANDER AMERICAN DEPOSITARY SHARES

JPMorgan Chase Bank, N.A. delivers Santander ADSs and executes and delivers the Santander ADRs. Each Santander ADS represents an ownership interest in one Santander ordinary share. The Santander ordinary shares will be deposited with JPMorgan Chase Bank, N.A.’s custodian in Spain. Each Santander ADS will also represent securities, cash or other property deposited with JPMorgan Chase Bank, N.A. but not distributed to Santander ADS holders. JPMorgan Chase Bank, N.A.’s Corporate Trust Office is located at 4 New York Plaza, New York, NY 10022 and its principal executive office is located at 270 Park Avenue, New York, NY 10017.

You may hold Santander ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as a Santander ADR, which is a certificate evidencing a specific number of Santander ADSs, registered in your name, or (ii) by having Santander ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in Santander ADSs through your broker or other financial institution. If you hold Santander ADSs directly, you are an ADS registered holder. This description assumes you are an ADS registered holder. If you hold the Santander ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of Santander ADS registered holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

All Santander ADSs delivered as transaction consideration to persons holding shares of Sovereign common stock through participants in The Depository Trust Company, also referred to as DTC, will be delivered through the DTC system as security entitlements in Santander ADSs registered in the name of DTC’s nominee. All Santander ADSs delivered to registered Sovereign shareholders as consideration for shares of Sovereign common stock will be delivered as uncertificated Santander ADSs through the Direct Registration System, as described below.

The Direct Registration System, or DRS, is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

Santander ADS holders are not Santander shareholders and do not have shareholder rights. Because JPMorgan Chase Bank, N.A. will actually hold the Santander ordinary shares, you must rely on it to exercise the rights of a shareholder. The obligations of JPMorgan Chase Bank, N.A. are set out in a deposit agreement among Santander, JPMorgan Chase Bank, N.A., as depositary (fka Morgan Guaranty Trust Company of New York), and Santander ADS holders, as amended as of the date of this document, referred to as the deposit agreement. The deposit agreement and the Santander ADSs are generally governed by New York law.

The following is a summary of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire agreement and the Santander ADR. Copies of the deposit agreement and the form of Santander ADR are available for inspection at the Corporate Trust Office of JPMorgan Chase Bank, N.A. at the address set forth above.

American Depositary Receipts

ADRs evidencing ADSs are issuable by the Depositary pursuant to the deposit agreement. Each ADS will represent the right to receive one share of Santander capital stock (or evidence of rights to receive one share) deposited with the custodial agent for the depositary represented by means of book entries in the books of the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear). An ADR may evidence any number of ADSs.

Deposit and Withdrawal of Deposited Securities

The depositary has agreed that, upon deposit with the depositary of shares of Santander capital stock or evidence of rights to receive such shares, and subject to the terms of the deposit agreement, it will execute and deliver at its depositary’s office, to the person or persons specified by the depositor upon payment of the fees, charges and taxes provided in the deposit agreement, an ADS or ADSs registered in the name of such person or persons.

Upon surrender of ADSs at the depositary’s office and upon payment of the charges provided in the deposit agreement and subject to the terms thereof, ADS holders are entitled to delivery, at the depositary’s office or at the office of the custodian in Madrid, of the deposited shares and any other documents of title at the time represented by the surrendered ADSs (if feasible considering the form of representation of shares). The forwarding of share certificates and other documents of title for such delivery at the depositary’s office will be at the risk and expense of the ADS holder.

Pre-Release of Santander ADSs

In certain circumstances, subject to the provisions of the deposit agreement and with Santander’s written consent, JPMorgan Chase Bank, N.A. may execute and deliver Santander ADSs before the deposit of the underlying shares. This is called a pre-release of the Santander ADS.

Each pre-release will be:

•	fully collateralized (marked to market daily) with cash or U.S. government securities;

•	preceded or accompanied by written representation and agreement from the person to whom Santander ADSs are to be delivered that the person, or its customer:

•	owns the shares to be remitted;

•	assigns all beneficial rights, title and interest in such shares or Santander ADSs, as the case may be, to the depositary in its capacity as such, and for the benefit of the holders; and

•	will not take any action with respect to such shares or Santander ADSs, as the case may be, that is inconsistent with the transfer of beneficial ownership (including, without the consent of the depositary, disposing of such shares or Santander ADSs, as the case may be), other than in satisfaction of such pre-release.

•	terminable by the depositary on not more than five business days’ notice; and

•	subject to such further indemnities and credit regulations that JPMorgan Chase Bank, N.A. considers appropriate.

JPMorgan Chase Bank, N.A. will limit the number of Santander ADSs that may be outstanding at any time as a result of prerelease, although JPMorgan Chase Bank, N.A. may disregard the limit from time to time, if it thinks it is appropriate to do so.

The prerelease will be subject to whatever indemnities and credit regulations that JPMorgan Chase Bank, N.A. considers appropriate.

Dividends, Other Distributions and Rights

The depositary is required, to the extent that in its judgment it can convert euros on a reasonable basis into dollars and transfer the resulting dollars to the United States, to convert all cash dividends and other cash distributions that it receives in respect of the deposited shares into dollars and to distribute the amount thus received to the holders of ADSs in proportion to their holdings. The amount distributed will be reduced by any amounts required to be withheld by Santander, the custodian or the depositary on account of taxes. See “Spanish Tax Considerations” and “Material U.S. Federal Income Tax Considerations — Taxation of Distribution on Santander ADS.” If the depositary determines that in its judgment any foreign currency received by it cannot be so converted, the depositary may distribute the foreign currency received by it or in its discretion hold such foreign currency for the respective accounts of the ADS holders entitled to receive the same without liability for interest thereon.

If a distribution by Santander consists of a dividend in, or free distribution of, shares, the depositary may, with Santander’s approval, and shall if Santander so requests, distribute to the holders of outstanding ADSs, in proportion to their holdings, additional ADSs representing the number of shares received as such dividend, or free distribution of, shares. If additional ADSs are not so distributed, each ADS shall thenceforth also represent the additional shares distributed in respect of the shares represented by such ADS prior to such dividend, or free distribution of, shares.

If Santander offers or causes to be offered to the holders of shares any rights to subscribe for additional shares or any rights of any other nature, the depositary will either (a) if requested by Santander, make such rights available to holders of ADSs by means of warrants or otherwise, if the depositary determines that it is lawful and feasible to do so, or (b) notwithstanding Santander’s request, if making such rights available is determined by the depositary not to be lawful or feasible, or if the rights represented by such warrants or other instruments are not exercised and appear to be about to lapse, sell such rights or warrants or other instruments at public or private sale, at such place or places and upon such terms as the depositary may deem proper, reallocate the proceeds of such sales for the account of the holders of ADSs otherwise entitled thereto upon an averaged or other practicable basis without regard to any distinctions among such holders because of exchange restrictions, or the date of delivery of any ADS or otherwise. The depositary will not make available to holders of ADSs any right to subscribe for or to purchase any securities unless a registration statement under the Securities Act is in effect or unless the offering and sale of such securities to such holders are exempt from registration under the provisions of such Act in the opinion of counsel for Santander.

If the depositary determines that any distribution in property (including shares or rights to subscribe therefor) is subject to any tax that the depositary is obligated to withhold, the depositary may dispose of all or a portion of such property in such amounts and in such manner, including by public or private sale, as the depositary deems necessary and practicable, and the depositary will distribute the net proceeds of any such sale or the balance of any such property (after deduction of any taxes required to be withheld by the depositary) to the ADS holders entitled thereto.

Record Dates

Whenever any distribution is being made with respect to the shares, or whenever the depositary shall receive notice of any meeting of holders of shares, the depositary will fix a record date for the determination of the holders of ADSs who are entitled to receive such distribution or net proceeds of the sale thereof, or to give instructions for the exercise of voting rights at any such meeting, subject to the provisions of the deposit agreement.

Voting of the Underlying Deposited Securities

The depositary has agreed that upon receipt of notice in English of any meeting of holders of shares, as soon as practicable thereafter, it will mail a summary of the information contained in such notice of meeting to the record holders of ADSs. The record holders of ADSs at the close of business on the date specified by the depositary are entitled under the deposit agreement, subject to any applicable provisions of Spanish law, the bylaws (estatutos) of Santander or the securities deposited pursuant to the deposit agreement, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to their holdings. The depositary has agreed that it will endeavor, insofar as practicable, to have the shares voted so represented in accordance with any such written instructions of record holders of ADSs. The depositary has agreed not to vote any shares except in accordance with instructions from the record holders of ADSs.

Inspection of Transfer Books

The depositary will keep books, at its transfer office in New York City, for the registration and transfer of ADSs that at all reasonable times will be open for inspection by the holders of ADSs and Santander, provided that such inspection shall not be for the purpose of communicating with holders of ADSs in the interest of a business or object other than the business of Santander or a matter related to the deposit agreement or the ADSs.

Reports and Notices

The depositary will make available for inspection by ADS holders at the depositary’s office any reports and communications received from Santander that are made generally available to the holders of Santander’s shares. The depositary will also send to ADS holders copies of such reports when furnished by Santander as provided in the deposit agreement. In addition, if the depositary receives notice that Santander has not furnished the Securities and Exchange Commission with public reports, documents or other information required by the Exchange Act, as amended, the depositary will furnish such information to the commission to the extent received by the depositary as registered holder of shares and not otherwise filed.

On or before the first date notice is given, by publication or otherwise, by Santander of any meeting of holders of shares or of any adjourned meeting of such holders, or of the taking of any action in respect of any cash or other distributions or the offering of any rights, Santander will transmit to the depositary a copy of the notice thereof in the form given or to be given to holders of shares. The depositary will, at Santander’s expense, arrange for the prompt mailing of copies thereof to all ADS holders.

Amendment and Termination of the Deposit Agreement

The ADSs and the deposit agreement may at any time be amended by agreement between Santander and the depositary. Any amendment that imposes or increases any fees or charges (other than the expenses of the depositary and taxes and other governmental charges), or that otherwise prejudices any substantial existing right of ADS holders, will not take effect as to outstanding ADSs until the expiration of three months after notice of such amendment has been given to the record holders of outstanding ADSs. Every holder of an ADS at the time such amendment so becomes effective will be deemed, by continuing to hold such ADS, to consent and agree to be bound by the deposit agreement or ADS as amended thereby. In no event may any amendment impair the right of any ADS holder to surrender his ADS and receive therefor the shares and other property represented thereby.

Whenever so directed by Santander, the depositary will terminate the deposit agreement by mailing notice of such termination to the record holders of all ADSs then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may likewise terminate the deposit agreement at any time after 90 days after the depositary shall have delivered to Santander its resignation provided that no successor depositary shall have been appointed and accepted its appointment as provided in the deposit agreement. If any ADSs remain outstanding after the date of termination, the depositary thereafter will discontinue the registration of transfers of ADSs, will suspend the distribution of dividends to the holders thereof and will not give any further notices or perform any further acts under the deposit agreement, except that the depositary shall continue the collection of dividends and other distributions pertaining to the shares and any other property represented by such ADSs, the sale of rights as provided in the deposit agreement and the delivery of shares, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADSs. At any time after the expiration of six months from the date of termination, the depositary may sell the shares and any other property represented by such ADSs and hold the net proceeds, together with any other cash then held, without liability for interest, for the pro rata benefit of the holders of ADSs that have not theretofore been surrendered.

Charges of Depositary

The depositary will charge the party to whom ADSs are delivered against deposits, and the party surrendering ADSs for delivery of shares or other deposited securities, property and cash, $5.00 for each 100 ADSs (or portion thereof) issued or surrendered. In connection with any cash dividend or other cash distribution under the deposit agreement, the depository may charge a fee of $0.01 per ADS (or portion thereof), such amount to be deducted from the net amount distributed to holders entitled thereto. Santander will pay all other charges of the depositary and those of any registrar or co-registrar under the deposit agreement, except for taxes and other governmental charges, any applicable share transfer or registration fees on deposits or withdrawals of shares, certain cable, telex, facsimile transmission and delivery charges and such expenses as are incurred by the depositary in the conversion of foreign currency into dollars. Santander will also pay all charges and expenses of the depositary in connection with the issuance of ADSs payable as a dividend or distribution and in connection with any rights offering to shareholders.

General

Neither the depositary nor Santander will be liable to the holders of ADSs if prevented or delayed by any law, any provision of Santander’s bylaws (estatutos) or of the securities deposited pursuant to the deposit agreement or any circumstances beyond their control in performing their obligations under the deposit agreement. The obligations of Santander and the depositary under the deposit agreement are expressly limited to performing in good faith their respective duties specified therein without negligence or bad faith.

The depositary will act as registrar or, with the approval of Santander, appoint a registrar or one or more co-registrars, for registry of the ADSs in accordance with any requirements of the New York Stock Exchange or any other stock exchange on which the ADSs may be listed. Such registrars or co-registrars may be removed and a substitute or substitutes appointed by the depositary upon the request or with the approval of Santander.

The ADSs are transferable on the books of the depositary; provided, however, that the depositary may close the transfer books at any time or from time to time when deemed expedient by it in connection with the performance of its duties or at the request of Santander. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADSs or transfer and withdrawal of shares, the depositary may require payment from the presenter of the ADS or the depositor of the shares of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto and payment of any applicable fees by the holders of ADSs. The depositary may refuse to deliver ADSs, register the transfer of any ADS or make any distribution of, or related to, shares until it has received such proof of citizenship, residence, exchange control approval, legal or beneficial ownership or other information as it may deem necessary or proper or as Santander may require. The delivery, transfer and surrender of ADSs in particular instances or generally may be suspended during any period when the transfer books of the depositary are closed, or at any time or from time to time when any such action is deemed necessary or advisable by the depositary or Santander at any time or from time to time.

The depositary will act as registrar or, upon the request or with the approval of Santander, appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of ADSs at designated transfer offices on behalf of the depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by holders of ADSs or persons entitled thereto and indemnity to the same extent as the depositary.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated Santander ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS registered holder to register that transfer.

Santander Ordinary Shares Outstanding. As of December 18, 2008, there were 7,994,059,403 Santander ordinary shares outstanding.

Santander ADSs Outstanding. As of December 18, 2008, there were 133,490,864 Santander ADSs outstanding.

SANTANDER MARKET ACTIVITIES INVOLVING SANTANDER ORDINARY SHARES

Since the announcement of the transaction, Santander, through certain identifiable business units, and certain of its affiliates have engaged and intend to continue to engage in various dealing and brokerage activities involving Santander ordinary shares outside the United States. Among other things, Santander, through an affiliate, has made a market, from time to time, and intends to continue to make a market, from time to time, in the Santander ordinary shares by purchasing and selling Santander ordinary shares for its own account in Spain on the Spanish stock exchanges.

Certain mutual fund management companies, pension fund management companies, asset management companies and insurance companies that are affiliates of Santander have purchased and sold, and intend to continue to purchase and sell, Santander ordinary shares and derivatives, as part of their ordinary investing activities and/or as part of the investment selections made by their clients. Santander, through its derivatives business units, has also engaged, and intends to continue to engage, in dealings in Santander ordinary shares and derivatives for their accounts and for the accounts of their respective customers for the purpose of market making of derivatives or of hedging their respective positions established in connection with certain derivatives activities (such as options, warrants, futures and other instruments, including stock options issued by Santander) relating to Santander ordinary shares entered into by Santander and its affiliates and their respective customers. Santander, through its brokerage business units, has also engaged, and intends to continue to engage, in unsolicited brokerage transactions in Santander ordinary shares with Santander’s customers. These activities occurred and are expected to continue to occur through the automatic quotation system, on the

Spanish stock exchanges, the stock exchanges of Milan, Lisbon, Buenos Aires, London and Mexico and in the over-the-counter market in Spain or elsewhere outside the United States.

Santander’s affiliates in the United States also have engaged and may continue to engage in unsolicited brokerage and asset management transactions in Santander ordinary shares and Santander ADSs in the United States. In addition, Santander’s affiliates in Puerto Rico have engaged and may continue to engage in unsolicited brokerage transactions in Santander ordinary shares and Santander ADSs in Puerto Rico and may purchase Santander ordinary shares and Santander ADSs in connection with asset management activities in Puerto Rico. Santander is not obliged to make a market in Santander ordinary shares and any such market making may be discontinued at any time. All of these activities could have the effect of preventing or retarding a decline in the market price of the Santander ordinary shares.

Santander has sought and expects to receive from the SEC certain exemptive relief from Regulation M in order to permit its identifiable business units and affiliates to engage in the foregoing activities during the proxy solicitation period.

ADDITIONAL INFORMATION

Submission of Future Shareholder Proposals

Sovereign does not expect to hold a 2009 annual meeting of shareholders because Sovereign will not be a separate public company if the transaction is completed. If, however, an annual meeting of Sovereign shareholders is held, please note the following:

In accordance with Sovereign’s amended bylaws, a shareholder who desires to propose a matter for consideration at the 2009 annual meeting of shareholders must provide notice of such proposal in writing, delivered or mailed by first-class United States mail, postage prepaid, to the Secretary of Sovereign, not less than 90 days nor more than 150 days prior to such annual meeting. While a date for the 2009 annual meeting has not yet been set, if the 2009 annual meeting is held on May 7, 2009, this period will begin on December 8, 2008 and end on February 6, 2009.

If any shareholder desires to submit a proposal to be considered for inclusion in Sovereign’s proxy materials relating to Sovereign’s 2009 annual meeting of shareholders, then in accordance with the rules of the SEC, such shareholder must submit such proposal in writing, addressed to Sovereign Bancorp, Inc. at 75 State Street, Boston, Massachusetts 02109 (Attn: Secretary), on or before November 24, 2008.

Moreover, in accordance with Sovereign’s amended bylaws, any shareholder entitled to vote for the election of directors may nominate candidates for election to Sovereign’s board of directors provided that the shareholder has given proper notice of the nomination, as required by Sovereign’s amended bylaws, in writing, delivered or mailed by first class United States mail, postage prepaid, to the Secretary of Sovereign not less than 90 days nor more than 120 days prior to such annual meeting. While a date for the 2009 annual meeting has not yet been set, if the 2009 annual meeting is held on May 7, 2009, this period will begin on January 7, 2009 and end on February 6, 2009.

Shareholders may also recommend qualified persons for consideration by Sovereign’s board of directors to be included in Sovereign’s proxy materials as a nominee of the board of directors. Shareholders making a recommendation must submit the same information as that required to be included by us in Sovereign’s proxy statement with respect to nominees of Sovereign’s board of directors, and such recommendation should be submitted in writing to the address and in such time period as noted in the preceding paragraph.

Legal Experts

The validity of the Santander ordinary shares to be issued in connection with the share exchange will be passed upon by Uría Menéndez, Spanish counsel to Santander.

Experts

The consolidated financial statements incorporated by reference in this prospectus from the Annual Report of Banco Santander , S.A. (the “Bank”) and companies composing, together with the Bank, the Santander Group, or the Group, on Form 20-F for the year ended December 31, 2007, and the effectiveness of the Group’s internal control over financial reporting have been audited by Deloitte S.L., an independent registered public accounting firm, as stated in their report which is incorporated herein by reference (which report relating to the consolidated financial statements of the Group expresses an unqualified opinion and includes an explanatory paragraph related to the nature and effect of differences between the International Financial Reporting Standards, as adopted by the European Union required to be applied under Bank of Spain’s Circular 4/2004 and accounting principles generally accepted in the United States of America). Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as to experts in accounting and auditing.

The consolidated financial statements of Sovereign Bancorp, Inc. appearing in Sovereign Bancorp, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2007 and the effectiveness of Sovereign Bancorp, Inc.’s internal control over financial reporting as of December 31, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Enforceability of Civil Liabilities Under U.S. Securities Laws

Santander is a company (sociedad anónima) organized under the laws of the Kingdom of Spain. Substantially all of the directors and executive officers of Santander, and certain of the experts named in this document, are not residents of the United States and all or a substantial portion of its assets and its directors and officers are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons with respect to matters arising under the Securities Act or to enforce against them judgments of courts of the United States predicated upon civil liability under the Securities Act. Santander is advised by its Spanish legal counsel that there is doubt as to the enforceability in Spain in original actions or in actions, for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the securities laws of the United States. Santander has submitted to the jurisdiction of New York state and U.S. federal courts sitting in New York City for the purpose of any suit, action or proceeding arising out of the transaction agreement.

Description of the Investment Agreement

The following summarizes the material terms and conditions of the Investment Agreement. This summary, however, is qualified in its entirety to the complete text of the Investment Agreement, which is filed as Exhibit 10.1 to Sovereign’s Current Report on Form 8-K filed with the SEC on October 27, 2005, Exhibit 10.2 to Sovereign’s Current Report on Form 8-K filed with the SEC on November 23, 2005 and Exhibit 10.3 to Sovereign’s Current Report on Form 8-K filed with the SEC on June 6, 2006. Please note that solely with respect to this section capitalized terms used without definition shall have the meaning ascribed to such term in the Investment Agreement. For a summary of the effect of the transaction agreement on the Investment Agreement, see “The Transaction Agreement — Investment Agreement.” The Sovereign board of directors waived certain provisions of the Investment Agreement to facilitate the discussions that led to the execution of the transaction agreement. See “The Transaction — Background of the Transaction” on page 38.

In general the Investment Agreement contains a number of important restrictions on both Sovereign and Santander. These provisions include certain standstill provisions that restrict Santander from purchasing securities of Sovereign, making an offer to purchase securities of Sovereign, or taking certain other actions, in each case unless certain conditions are satisfied. The Investment Agreement also imposes certain obligations and restrictions on Sovereign, including restrictions on the ability of Sovereign to solicit any acquisition proposals and on the manner in which Sovereign may respond to unsolicited acquisition proposals and obligations to provide representation to Santander on the Sovereign board of directors. In general, the Investment Agreement divides the post-closing period into three consecutive periods of 24 months, 12 months and 24 months, respectively. The restrictions and obligations of the parties vary depending upon which period is in effect. During the negotiations of the transaction agreement, the Second Standstill Period was in effect, which period is described more fully below.

Obligations and Rights During the Term of the Agreement (to May 31, 2011)

Although the Investment Agreement divides the term into three periods (the period from the closing to May 31, 2008; the period from June 1, 2008 through May 31, 2009 (the “Second Standstill Period”); and the period from June 1, 2009 through May 31, 2011 (the “Third Standstill Period”), there are a number of restrictions and provisions that apply during the entire term of the Investment Agreement, subject to earlier termination in certain events.

Notification, First Look and Match Rights:  If at any time Sovereign receives any Acquisition Proposal, any indication that any person is considering making an Acquisition Proposal, or any request for information about Sovereign or access to the business, properties or books and records of Sovereign, Sovereign is required to notify Santander promptly (and in any event within 24 hours) after the receipt of such Acquisition Proposal, indication or request. The notification to Santander is required to be orally and in writing and is required to identify the person making the Acquisition Proposal, indication or request, and the terms and conditions thereof. In addition, Sovereign is required to keep Santander fully informed, on a current basis, of the status and details of any Acquisition Proposal, indication or request.

If Sovereign notifies Santander of the receipt of an Acquisition Proposal, indication or request, Santander has a 30-day exclusive “first look” right to negotiate an Acquisition Proposal to purchase all of the outstanding shares of Sovereign. During that time, Sovereign may not engage in discussions with the party making the bid or provide them with information. If Santander has not made an Acquisition Proposal to acquire all of the outstanding shares of Sovereign that is at least as favorable as the third party proposal during such 30 day period, then Sovereign may enter into discussions with the third party, provide access to information and enter into an agreement with respect to an Acquisition Proposal, but only concurrently with providing notice to Santander that it intends to take such actions. The notice must include copies of any relevant agreement, agreement in principle, letter of intent or similar document (or a description of the material terms thereof). Before entering into any agreement, agreement in principle or letter of intent, however, Sovereign must provide Santander with a 30-day period to match the third party Acquisition Proposal. If the Santander offer is at least as favorable as the third party proposal, then Sovereign is required to accept the Santander proposal rather than the third party proposal. In no event, however, is Sovereign required to accept any proposal from Santander or a third party during the Second Standstill Period at a price less than $38.10 per share (as adjusted). Any such Acquisition Proposal from Santander is subject to, among other things, a vote of a majority of the minority shareholders of Sovereign.

Obligations During the Second Standstill Period (June 1, 2008 to May 31, 2009)

During the Second Standstill Period, Santander may make a 100% Acquisition Proposal at any price that is greater than $38.10 per share of Sovereign common stock. Upon receipt of such a proposal, Sovereign and Santander shall negotiate on an exclusive basis for a period of 30 days. If Sovereign and Santander reach an agreement with respect to such a proposal (a “Second Period Accepted Acquisition Proposal”), then Sovereign shall take certain steps (including convening a shareholders meeting) and certain conditions must be satisfied (such as a “majority of the minority vote”) in order to consummate such transaction. If, during such 30-day exclusive period, Sovereign and Santander are not able to reach such an agreement, then Sovereign shall either (x) conduct an appraisal process or (y) conduct a third-party market check. The appraisal shall be conducted initially by two appraisers, one chosen by Santander and one chosen by the “unaffiliated directors.” In the event that the respective appraisals do not differ by more than 10% of the lower appraisal, the appraised value will be the average of the two appraisals. If they differ by more than 10%, then a third appraiser shall be selected and shall independently, without knowledge of the two appraisals, determine the appraised value. If the appraised value of the third appraiser is within the middle third of the range of the two other appraisals, then the appraised value will be the value determined by the third appraiser. If it is outside that range, then the appraised value will be the average of the third appraisal and the closest of the two other appraisals. The third-party market check means a customary solicitation of interest from third parties in a 100% Acquisition Proposal.

If at the conclusion of the process described above, Santander agrees to pay the higher of $38.10 and the price determined through the appraisal process or the third-party market check, as applicable, then Sovereign shall enter into an agreement with Santander with respect to such acquisition and take certain steps (including convening a stockholders meeting) to consummate the transaction, provided that certain conditions, including a “majority of the minority vote” are satisfied.

If Sovereign receives an Unsolicited Acquisition Proposal during the Second Standstill Period and before Santander makes an 100% Acquisition Proposal, Sovereign shall notify Santander that it has received such Unsolicited Acquisition Proposal. If within 10 days of receipt of such notice Santander submits a 100% Acquisition Proposal at a price per share in excess of $38.10, Sovereign must complete the procedures described above in an effort to agree to acceptable terms for a Second Period Accepted Acquisition Proposal before negotiating with, providing information to, or entering into any acquisition agreement with any third party or taking certain defensive actions.

Obligations During the Third Standstill Period (June 1, 2009 to May 31, 2011)

During the Third Standstill Period, Santander may make a 100% Acquisition Proposal at any price. If it does so, Sovereign shall have the one-time right, exercisable within 10 days after receipt of such proposal, to require that Santander delay making such an Acquisition Proposal for a period of up to 270 days (the “Sovereign Deferral Period”). If Sovereign receives a 100% Acquisition Proposal after the expiration of the Sovereign Deferral Period or does not request a deferral, then Sovereign and Santander shall negotiate on an exclusive basis for a period of 90 days. If Sovereign and Santander reach an agreement (a “Third Period Accepted Acquisition Proposal”), then Sovereign shall take certain steps (including convening a stockholders meeting) and certain conditions must be satisfied (such as a “majority of the minority vote”) in order to consummate such transaction. If, during such 90-day period, Sovereign and Santander are not able to reach such an agreement, then Sovereign shall either conduct the appraisal process or the third-party market check described above in an effort to reach an agreement. If at the conclusion of such process, Santander agrees to pay the price determined through the appraisal process or the third-party market check, as applicable, then Sovereign will enter into an agreement with respect to the acquisition at that price and take certain actions to support the transaction, including calling a shareholder meeting. Any such agreement will be subject to a vote of the majority of the shareholders unaffiliated with Santander.

Notwithstanding the foregoing, Sovereign shall have a right at any time during the Third Standstill Period to initiate a process intended to lead to an Acquisition Proposal by a third party. However, Sovereign must first deliver to Santander a written notice inviting Santander to make a 100% Acquisition Proposal (after receipt of which Santander will have the same deferral rights to delay any such proposal for a period of up to 270 days (the “Santander Deferral Period”)). If Santander makes a 100% Acquisition Proposal within 10 days after the end of the Santander Deferral Period or if Santander does not elect to defer following receipt of notice and makes a 100% Acquisition Proposal within 10 days of such notice, Sovereign must follow the procedures outlined above before soliciting any third party proposals or taking certain defensive actions.

If Sovereign receives an Unsolicited Acquisition Proposal at any time before (x) Santander makes an 100% Acquisition Proposal permitted during the Third Standstill Period (taking into account any deferral rights) or (y) Sovereign delivers a notice that it intends to initiate a process, then Sovereign shall notify Santander in writing and, if within 10 days of receipt of such notice Santander submits a 100% Acquisition Proposal, complete the exclusive negotiation, appraisal and third-party market check procedures described above in an effort to agree to acceptable terms for a Third Period Accepted Acquisition Proposal before soliciting any third party proposals or taking certain defensive actions.

WHERE YOU CAN FIND MORE INFORMATION

General

Each of Santander and Sovereign files annual reports with, and furnishes other reports and information to, the SEC. You may read and copy any document Santander or Sovereign files with or furnishes to the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the operation of the public reference room. Santander’s and Sovereign’s SEC filings are also available to the public over the Internet at the SEC’s website at www.sec.gov.

Santander has filed a registration statement on Form F-4 to register with the SEC the Santander ordinary shares underlying Santander ADSs to be issued in exchange for shares of Sovereign common stock. This document is part of the registration statement on Form F-4 and constitutes a document of Santander. As allowed by SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

Santander is subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. Santander is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Santander is required to (i) file its annual report on Form 20-F with the SEC within six months after the end of each fiscal year and (ii) furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by Santander in Spain or filed with the CNMV, or distributed or required to be distributed by Santander to its shareholders. Santander is not required to file periodic reports on Form 10-Q or Form 8-K and is not required to file financial statements prepared in accordance with U.S. GAAP (although it is required to reconcile its financial statements to U.S. GAAP). In addition, Santander is exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act., and is not required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. Among other matters, Santander’s officers, directors and principal shareholders are also exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act.

Santander does not believe that the filing of a Schedule 13E-3 is required in connection with the transaction because it believes that the transaction satisfies the “going private” rules exemption found in Rule 13e-3(g)(2) under the Exchange Act and, therefore, the transaction is exempt from the requirements of Rule 13e-3 under the Exchange Act. The Santander ordinary shares underlying the Santander ADSs have substantially the same rights as Sovereign common shares, including voting rights, rights to dividends and redemption and liquidation rights. See “Description of Santander Ordinary Shares” and “Comparison of Your Rights as a Holder of Sovereign Common Shares and Your Rights as a Potential Holder of Santander Ordinary Shares or Santander ADSs.”

Santander

Santander makes available free of charge through its website accessible at www.santander.com all of Santander’s reports and other information filed with or furnished to the SEC. With the exception of the reports specifically incorporated by reference in this document as set forth in “— Incorporation of Certain Documents By Reference,” material contained on or accessible through Santander’s website is not incorporated into this document. You may also request a copy of Santander’s filings at no cost, by writing or calling Santander at the following address:

Banco Santander, S.A.
New York Branch
45 East 53rd Street
New York, New York 10022
Attention: Investor Relations
Telephone: (212) 350-3681
or

Banco Santander, S.A.
Ciudad Grupo Santander
Avenida de Cantabria, s/n
Edificio Pereda, 1a planta
28660 Boadilla del Monte
Madrid, Spain
Telephone: +34 91 259 6514

Santander ADSs are traded on the New York Stock Exchange under the symbol “STD.” You may inspect Santander’s reports filed with or furnished to the SEC and other information concerning Santander at the offices of the New York Stock Exchange, 10 Broad Street, New York, New York 10005. In addition, JPMorgan Chase Bank, N.A., as provided in the deposit agreement, arranges for the mailing of English language versions of Santander’s annual reports and summaries of all notices of general meetings of shareholders and other reports and communications that are made generally available to Santander’s shareholders to all record holders of Santander ADSs. Any record holder of Santander ADSs may read such reports, notices or summaries thereof, and communications at JPMorgan Chase, N.A. office located at Four New York Plaza, New York, New York 10004.

Santander ordinary shares are listed on the Spanish Stock Exchanges and quoted on the Automated Quotation System under the symbol “SAN.” Santander ordinary shares are also listed on the Mexican stock market (“SAN”) and on the Buenos Aires (“STD”), Lisbon (“SANT”), London (“BNC”), and Milan (“SANT”) stock exchanges. You may read copies of Santander’s annual and quarterly reports, accounts and other financial information and offering documents at the offices of the CNMV, Paseo de la Castellana, 19, Madrid. Some Santander Spanish securities commission filings are also available at the website maintained by the Spanish securities commission at www.cnmv.es. Information regarding Santander is also available at the Commercial Registry of Santander.

Sovereign

The reports and other information filed by Sovereign with the SEC are available on Sovereign’s website at www.sovereignbank.com. With the exception of the reports specifically incorporated by reference in this document as set forth in “— Incorporation of Certain Documents By Reference,” material contained on or accessible through Sovereign’s website is not incorporated into this document. You may also request a copy of Sovereign’s filings at no cost, by writing or calling Sovereign at the following address:

Sovereign Bancorp, Inc.
1130 Berkshire Boulevard
Wyomissing, Pennsylvania 19610
Attn: Investor Relations
1-800-628-2673

The Sovereign common shares are listed on the New York Stock Exchange under the symbol “SOV.” Sovereign is subject to the informational requirements of the SEC and the NYSE and files reports and other information relating to its business, financial condition and other matters. You may read such reports, statements and other information, including the annual and quarterly financial statements of Sovereign, at the offices of the New York Stock Exchange, 10 Broad Street, New York, New York 10005.

This document includes the web addresses of the SEC, the CNMV, Santander and Sovereign as inactive textual references only. Except as specifically incorporated by reference into this document, information on those websites is not part of this document.

Householding

Only one copy of this document will be sent to those Sovereign shareholders who share a single household and who have consented to receive a single copy of such documents. This practice, known as “householding”, is designed to reduce Sovereign’s printing and postage costs. However, if any shareholder residing at such an address desires to receive a separate copy of this document in the future, he or she may telephone Sovereign’s Investor Relations Department at 1-800-628-2673 or write to Investor Relations at 1130 Berkshire Boulevard, Wyomissing, Pennsylvania 19610 or by E-mail at investor@sovereignbank.com. If you are receiving multiple copies of this document, please request householding by contacting Sovereign’s Investor Relations in the same manner.

Incorporation of Certain Documents by Reference

This document incorporates by reference certain information that Santander and Sovereign have filed with or furnished to the SEC, which means that Santander and Sovereign disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this document, and information that each of Santander and Sovereign files later with or furnishes later to the SEC will automatically update and supersede this information to the extent specified in such later filings.

This document incorporates by reference the following documents listed below that Santander has previously filed with the SEC:

Santander SEC Filings
(File No. 001-12518; CIK No. 0000891478)	Period or Date Filed

Annual Report on Form 20-F	Year ended December 31, 2007 (Filed on June 27, 2008)
Current Report on Form 6-K (which contains Santander’s results of operations, financial statements and other disclosure relating to the six months ended June 30, 2008)	Period of six months ended June 30, 2008 (Filed on October 29, 2008)
Current Report on Form 6-K	Period of nine months ended September 30, 2008 (Filed on November 10, 2008)
Current Report on Form 6-K	Filed December 15, 2008

This document incorporates by reference the following documents listed below that Sovereign has previously filed with the SEC:

Sovereign SEC Filings
(File No. 1-16581; CIK No. 0000811830)	Period or Date Filed

Annual Report on Form 10-K	Year ended December 31, 2007 (Filed on February 29, 2008)
Quarterly Report on Form 10-Q	Quarter ended March 31, 2008 (Filed on May 8, 2008)
Quarter ended June 30, 2008 (Filed on July 31, 2008)
Quarter ended September 30, 2008 (Filed on November 5, 2008)
Current Reports on Form 8-K	January 14, 2008, January 24, 2008, January 29, 2008, February 21, 2008, April 17, 2008, April 23, 2008, April 28, 2008, May 12, 2008, May 13, 2008, May 20, 2008, July 18, 2008, July 23, 2008, September 8, 2008, September 19, 2008, September 30, 2008, October 7, 2008, October 14, 2008, October 16, 2008, November 17, 2008 (except for the portions of those documents not deemed to be filed)
Proxy Statement on Form 14A	Filed on March 24, 2008
Form 425	October 17, 2008, October 20, 2008, October 22, 2008, October 23, 2008, November 12, 2008, November 17, 2008, November 20, 2008

Santander and Sovereign also incorporate by reference additional documents that either company files with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing date of this document and (i) in the case of Santander, prior to the date the offering is terminated, and (ii) in the case of

Sovereign, prior to the date of the special meeting of Sovereign common shareholders to consider and vote on the adoption of the transaction agreement are incorporated by reference into this document and are a part of this document from the date of filing. These documents include periodic reports, such as Annual Reports on Form 20-F filed by Santander or Form 10-K filed by Sovereign, Quarterly Reports on Form 10-Q filed by Sovereign, Current Reports furnished or filed by Sovereign on Form 8-K and certain Current Reports, but only to the extent designated within such Current Reports, furnished by Santander on Form 6-K.

Santander and Sovereign also incorporate by reference the transaction agreement attached to this document as Annex A.

Santander has supplied all information contained or incorporated by reference in this document relating to Santander and Sovereign has supplied all information relating to Sovereign.

Documents incorporated by reference are available from Santander and Sovereign without charge, excluding exhibits to those documents unless specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the addresses listed above in “— General — Santander” and “— General — Sovereign.”

Neither Santander nor Sovereign has authorized anyone to give any information or make any representation about the transaction or their companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

ANNEX A

TRANSACTION AGREEMENT
dated as of
October 13, 2008
between
SOVEREIGN BANCORP, INC.,
and
BANCO SANTANDER, S.A.

A-i

A-ii

A-iii

TRANSACTION AGREEMENT

TRANSACTION AGREEMENT (this “Agreement”) dated as of October 13, 2008, between Sovereign Bancorp, Inc., a Pennsylvania corporation (the “Company”), and Banco Santander, S.A., a Spanish sociedad anónima (“Parent”).

WHEREAS, prior to the Reincorporation Effective Time, the Company shall form a new wholly owned subsidiary (“Company Virginia Sub”) as a Virginia corporation under and in accordance with the Virginia Stock Corporation Act (the “VSCA”), and the Company shall cause Company Virginia Sub to, and Company Virginia Sub shall, sign a joinder agreement to this Agreement and be bound hereunder prior to the Reincorporation Effective Time;

WHEREAS, the Executive Committee of Parent and the Board of Directors of the Company (the “Company Board”) have approved, and the Board of Directors of Company Virginia Sub (the “Company Virginia Sub Board”) shall approve, the strategic business combination transactions provided for herein (the “Transaction”) whereby (1) the Company will merge with and into Company Virginia Sub, with Company Virginia Sub surviving such merger (the “Reincorporation Merger”), and (2) immediately following the Reincorporation Merger, Company Virginia Sub, as the surviving corporation in the Reincorporation Merger, will become a wholly owned subsidiary of Parent pursuant to a statutory share exchange (the “Share Exchange”) in accordance with the VSCA;

WHEREAS, it is the intent of the parties hereto that, for U.S. federal income tax purposes, the Reincorporation Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” in respect of the Reincorporation Merger for the purposes of Sections 354 and 361 of the Code;

WHEREAS, as an inducement to and condition to Parent’s willingness to enter into this Agreement, certain shareholders of the Company are entering into a Voting Agreement simultaneously with the execution of this Agreement substantially in the form attached hereto as Exhibit A (the “Voting Agreement”) whereby, among other things, such shareholders have agreed, upon the terms and subject to the conditions set forth therein, to vote the shares in favor of the Transaction to take or refrain from taking certain actions as set forth in the Voting Agreement to consummate the Reincorporation Merger and the Share Exchange;

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Transaction and also to prescribe certain conditions to the Transaction.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1

Definitions

Section 1.01.  Definitions.  (a) As used herein, the following terms have the following meanings:

“100% Acquisition Proposal” means any Acquisition Proposal, whether payable in cash, securities or a combination thereof, by any Person or group to acquire beneficial ownership of 100% of the equity securities (including those issuable pursuant to Convertible Rights) of the Company (other than the Company Series C Stock) that are not already Beneficially Owned by such Person or group.

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any Third-Party offer, proposal or inquiry relating to, or any Third-Party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of the Company and its Subsidiaries, or any acquisition, purchase or assumption, direct or indirect, of 25% or more of the Consolidated Deposits whether with or without the assistance (and regardless of whether such is contingent or guaranteed) of any Governmental Authority or any acquisition, purchase or assumption, directly or indirectly, of 25% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Third Party beneficially owning 25% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Company, (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets or Consolidated Deposits of the Company or (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Transaction (including the Reincorporation Merger and Share Exchange) or that could reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated hereby.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.

“Affiliates of Parent” means those individuals designated by Parent to serve on the Company Board pursuant to the Investment Agreement.

“Applicable Law” means, with respect to any Person, any foreign, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Bank” means Sovereign Bank.

“Bank Board of Directors” means the Board of Directors of the Bank.

“BHC Act” means the Bank Holding Company Act of 1956, as amended.

“Business Day” means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York or Madrid, Spain are authorized or required by Applicable Law to close.

“Charter” means the Amended and Restated Articles of Incorporation of the Company as amended from time to time in accordance with the terms thereof and Applicable Law.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2007 and the footnotes thereto set forth in the Company 10-K.

“Company Bylaws” means the bylaws of the Company as amended from time to time in accordance with the terms thereof and Applicable Law.

“Company Balance Sheet Date” means December 31, 2007.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent.

“Company Material Adverse Effect” means a material adverse effect on (i) the condition (financial or otherwise), business, assets or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any effect to the extent resulting from (1) changes in GAAP or regulatory accounting requirements, (2) changes in laws, rules or regulations of general applicability to companies in the industries in which the Company and its Subsidiaries operate, (3) changes in global, national or regional political conditions or general economic or market conditions (including changes in prevailing interest rates, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the industries in which the Company and its Subsidiaries operate, (4) failure to meet earnings projections, but not any of the underlying causes for such failure, (5) the impact of the Transaction on relationships with customers or employees solely to the extent the Company demonstrates such impact to have so resulted from such disclosure or consummation, (6) the public disclosure of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated hereby solely to the extent the Company demonstrates such effect to have so resulted from such disclosure or consummation, (7) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, (8) actions or omissions taken with the prior written consent of Parent or expressly required by this Agreement, or (9) adverse credit events resulting in deterioration in the credit markets generally or in respect of the customers of the Company and including changes to any previously correctly applied asset marks resulting therefrom; provided that in each case listed in clauses (2), (3), (7) and (9) above, only to the extent such changes or events do not have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared to other companies engaged in the same industry as the Company and its Subsidiaries, or (ii) the Company’s or Company Virginia Sub’s ability to consummate the transactions contemplated by this Agreement.

“Company Qualifying SEC Report” means (a) the Company 10-K and (b) the Company SEC Documents filed on or after the date of filing of the Company 10-K that are filed with the SEC on the SEC’s EDGAR system at least one Business Day prior to the date of this Agreement.

“Company 10-K” means the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

“Consolidated Deposits” means all deposits (as defined in 12 U.S.C. § 1813(1)) that are held by the Bank or any of its Affiliates, including demand deposits, commercial deposits with interest, savings accounts, money market deposit accounts, mutual fund and reserve fund sweep accounts, negotiable order of withdrawal accounts, certificates of deposit and business investment accounts, in each case, including any such deposits received by the Company or any of its Subsidiaries from and after the date hereof.

“Convertible Rights” means warrants, options, rights, convertible securities and any other securities or instruments that obligate an entity to issue capital stock, including the PIERS Instruments and any options, stock appreciation rights or restricted stock granted under the Employee Plans.

“Defensive Measure” means (i) any provision of the Charter or Company Bylaws the purpose or effect of which is, in whole or in part, to defer, delay or make more costly or burdensome, the consummation of an Acquisition Proposal involving the Company, including Articles 8, 11, 15, 16 and 17 of the Charter and Sections 4.03, 4.04, 10.01 and 11.01 of the Company Bylaws, (ii) any shareholder rights plan or “poison pill” including the Rights Agreement, (iii) any employment or severance agreement and any Employee Plan that provides for enhanced benefits to officers, directors or employees of the Company or any of its Subsidiaries or any acceleration of any such benefits in connection with the consummation of an Acquisition Proposal involving the Company or any of its Subsidiaries, including the Employee Agreements and the Employee Plans, (iv) any contract or agreement to which the Company is a party that imposes on the Company or any of its Subsidiaries a material cost, or deprives the Company or any of its Subsidiaries of a material asset or benefit, in either case, in connection with the consummation of an Acquisition Proposal involving the Company or any of its Subsidiaries, (v) any standstill or similar agreement to which the Company or any of its Subsidiaries is a party and which imposes restrictions, limitations or prohibitions on any Person’s ability to directly or indirectly, by itself or as a member of a group, purchase or make an offer to purchase, or publicly announce its intention to purchase or make an offer to purchase, any Company Securities or any Company Subsidiary Securities, or otherwise seek to control or influence the management or direction of the business of the Company or any of its Subsidiaries, (vi) any Applicable Law, the effect of which is to (A) provide special rights, including economic and voting rights, in connection with the consummation of an Acquisition Proposal involving the Company or any of its Subsidiaries or (B) limit, impair, or otherwise adversely affect the ability of Parent to exercise full control (voting or otherwise) over the Company or any of its Subsidiaries, their respective boards of directors or the Shares and (vii) any act by the Board, the Company or any of

its Subsidiaries that is intended to have or has any of the effects described in clauses (i) through (v) above.

“Employee Plan” means any (i) “employee benefit plan,” as defined in Section 3(3) of ERISA, (ii) employment, severance, change of control, or similar agreement, contract, plan, arrangement or policy or (iii) other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option, restricted stock or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits), in each case, which is (x) maintained, administered or contributed to by the Company or any ERISA Affiliate and covers any employee or former employee, director or independent contractor of the Company or any of its Subsidiaries or (y) with respect to which the Company or any of its Subsidiaries has any liability.

“Environmental Laws” means any Applicable Laws or any agreement with any Governmental Authority or other third party, relating to human health and safety, the environment or to Hazardous Substances.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities relating to or required by Environmental Laws and affecting, or relating to, the business of the Company or any of its Subsidiaries as currently conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Exchange Ratio” means 0.2924.

“FDIA” means the Federal Deposit Insurance Act, as amended.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local, governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including any substance, waste or material regulated under any Environmental Law.

“HOLA” means the Home Owners’ Loan Act of 1933, as amended.

“Intellectual Property” means (i) trademarks, service marks, brand names, certification marks, trade dress, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application, (ii) inventions and discoveries, whether patentable or not, in any jurisdiction, patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction, (iii) Trade Secrets, (iv) writings and other works, whether copyrightable or not, in any jurisdiction, and any and all copyright rights, whether registered or not, and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof, (v) moral rights, database rights, design rights, industrial property rights, publicity rights and privacy rights and (vi) any similar intellectual property or proprietary rights.

“Investment Agreement” means that certain Investment Agreement by and between Parent and the Company, dated as of October 24, 2005, as amended from time to time.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation owned by the Company or its Subsidiaries or licensed or leased by the Company or its Subsidiaries pursuant to written agreement (excluding any public networks).

“Knowledge” of or “known” to of any Person that is not an individual means the actual knowledge of such Person’s officers after reasonable inquiry.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien, any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“NYSE” means the New York Stock Exchange.

“OTS” means the Office of Thrift Supervision.

“Parent Board” means the Board of Directors of Parent or, as the case may be, any Committee or Director of Parent to whom the Board of Directors has delegated sufficient authority to take the relevant action required of the Board of Directors.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company.

“Parent Material Adverse Effect” means a material adverse effect on (i) the condition (financial or otherwise), business, assets or results of operations of Parent and its Subsidiaries, taken as a whole, excluding any effect to the extent resulting from (1) changes in IFRS or regulatory accounting requirements, (2) changes in laws, rules or regulations of general applicability to companies in the industries in which Parent and its Subsidiaries operate, (3) changes in global, national or regional political conditions or general economic or market conditions (including changes in prevailing interest rates, currency exchange rates, and price levels or trading volumes in United States or foreign securities markets) affecting other companies in the industries in which Parent and its Subsidiaries operate, (4) failure to meet earnings projections, but not any of the underlying causes for such failure, (5) the impact of the Transaction on relationships with customers or employees solely to the extent Parent demonstrates such impact to have so resulted from such disclosure or consummation, (6) the public disclosure of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated hereby solely to the extent Parent demonstrates such effect to have so resulted from such disclosure or consummation, (7) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, (8) actions or omissions taken with the prior written consent of the Company or expressly required by this Agreement, or (9) adverse credit events resulting in deterioration in the credit markets generally or in respect of the customers of Parent and including changes to any previously correctly applied asset marks resulting therefrom); provided that, in each case listed in clauses (2), (3), (7) and (9) above, only to the extent such changes or events do not have a materially disproportionate effect on Parent and its Subsidiaries, taken as a whole compared to other companies engaged in the same industry as Parent and its Subsidiaries, or (ii) Parent’s ability to consummate the transactions contemplated by this Agreement.

“Parent Qualifying SEC Report” means (a) the Parent’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 and (b) the Parent SEC Documents filed on or after the date of filing of such Form 20-F that are filed with the SEC on the SEC’s EDGAR system at least one Business Day prior to the date of this Agreement.

“Pennsylvania Law” means the Pennsylvania Business Corporation Law.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“PIERS Instruments” means the Contingent Convertible Trust Preferred Income Equity Redeemable Securities issued by Sovereign Capital Trust IV.

“Requisite Board Approval” means the approval of at least 80% of the members of the Company Board, which approval shall constitute the unanimous approval of all of the members of the Company Board who are not Affiliates of Parent.

“Rights Agreement” means the Second Amended and Restated Rights Agreement dated as of January 19, 2005, as amended on October 25, 2005, as further amended on June 29, 2007, between the Company and Mellon Investor Services LLC, a New Jersey Limited Liability Company, as Rights Agent.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Shares” means shares of Company Common Stock.

“Subsidiary” means, at any time with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at such time directly or indirectly owned by such Person.

“Third Party” means any Person other than Parent and its Affiliates.

“Trade Secrets” means trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person.

“WARN Act” means the Worker Adjustment and Retraining Notification Act.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Adverse Recommendation Change	Section 8.03
Agreement	Preamble
Board Reports	10.01
Capital Increase	Section 7.05
Closing	Section 3.01
Closing Date	Section 3.01
Code	Preamble
Commercial Registry	4.03
Company	Preamble
Company Board	Preamble
Company Board Recommendation	Section 6.02
Company Committee	Section 8.02
Company Common Certificate	3.04
Company Common Stock	3.04
Company Disclosure Documents	Section 6.10
Company Employees	9.02
Company Requisite Regulatory Approvals	Section 11.03
Company SEC Documents	Section 6.08
Company Securities	Section 6.05
Company Series C Certificate	Section 3.04

Term	Section

Company Series C Stock	3.04
Company Stock Option	3.05
Company Shareholder Approval	Section 6.02
Company Subsidiary Securities	Section 6.06
Company Virginia Exchange Certificate	4.02
Company Virginia Sub	Preamble
Company Virginia Sub Articles	3.07
Company Virginia Sub Board	Preamble
Company Virginia Sub ByLaws	3.08
Company Virginia Sub Certificates	Section 3.04
Company Virginia Sub Common Stock	Section 3.04
Company Virginia Sub Series C Stock	Section 3.04
Confidentiality Agreement	8.02
Continuing Employees	Section 9.02
Credit Committee Representative	Section 8.02
Deed of Capital Increase	4.03
Depositary	5.01
Depositary Agreement	4.04
Derivative Transactions	6.25
End Date	Section 12.01
Equity Plans	3.05
ESPP	Section 3.06
Exchange Agent	5.01
Exchange Effective Time	4.02
Exchange Fund	5.01
FINRA	Section 6.03
Indemnified Person	Section 9.01
Lease	6.15
Letter of Transmittal	5.02
Material Contract	Section 6.20
Materially Burdensome Regulatory Condition	Section 10.01
NSEC	4.03
Parent	Preamble
Parent ADSs	4.04
Parent Bylaws	7.01
Parent Ordinary Shares	4.04
Parent Representative	Section 8.02
Parent Requisite Regulatory Approvals	11.02
Parent SEC Documents	Section 7.10
Parent Shareholder Approval	7.05
Permits	Section 6.13
Prospectus	7.04
Proxy Statement	Section 6.03
Regulatory Agencies	6.22

Term	Section

Regulatory Agreement	6.23
Reincorporation Effective Time	3.02
Reincorporation Merger	Preamble
Reports	6.22
Representatives	8.02
SCL	4.01
Share Consideration	4.04
Share Exchange	Preamble
Subsidiaries	Section 6.19
Superior Proposal	Section 8.03
Surviving Corporation	Section 3.01
Takeover Statutes	6.02
Tax	Section 6.17
Taxing Authority	Section 6.17
Tax Return	Section 6.17
Tax Sharing Agreements	Section 6.17
Transaction	Preamble
Transfer Agent	4.03
Voting Agreement	Preamble
Voting Debt	Section 7.02
VSCA	Preamble
Termination Fee	Section 13.04
USA Patriot Act	6.32

Section 1.02.  Other Definitional and Interpretative Provisions.  The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement. Any capitalized terms used in any Exhibit, Annex or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that, with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all Applicable Law.

ARTICLE 2

[Left Blank Intentionally]

ARTICLE 3

The Reincorporation Merger

Section 3.01.  The Reincorporation Merger.  (a) Subject to the terms and conditions of this Agreement, in accordance with Pennsylvania Law and the VSCA, at the Reincorporation Effective Time, the Company shall merge with and into Company Virginia Sub. Company Virginia Sub shall be the surviving corporation (the “Surviving Corporation”) in the Reincorporation Merger and shall continue its corporate existence under the laws of the Commonwealth of Virginia. Upon consummation of the Reincorporation Merger, the separate corporate existence of the Company shall terminate.

(b) Subject to the terms and conditions of this Agreement, the closing of the Reincorporation Merger and the Share Exchange (the “Closing”) will take place at 10:00 a.m. on a date and at a place to be specified by the parties, which shall be no later than three Business Days after the satisfaction (or, to the extent permitted by law or regulation, waiver by all parties) of the conditions set forth in Article 11 (other than those conditions that by their nature can only be satisfied at the Closing), or at such other place, time and date as shall be agreed in writing between Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 3.02.  Effective Time.  The Reincorporation Merger shall become effective in accordance with a Plan of Merger (which Plan of Merger shall be prepared by Parent promptly following the date of this Agreement and shall be consistent with this Agreement, the Pennsylvania Law and the VSCA and reasonably satisfactory to the Company) on the Closing Date at the time that is specified in the certificate of merger relating to the Reincorporation Merger issued by the Virginia State Corporation Commission and upon the filing of articles of merger and all other filings or recordings required by Pennsylvania Law with the Department of State of the Commonwealth of Pennsylvania (the “Reincorporation Effective Time”).

Section 3.03.  Effect Of Reincorporation Merger.  At and after the Reincorporation Effective Time, the Reincorporation Merger shall have the effects set forth in Pennsylvania Law and the VSCA.

Section 3.04.  Conversion Of Shares.

(a) At the Reincorporation Effective Time, by virtue of the Reincorporation Merger and without any action on the part of the Company, Company Virginia Sub or any holder of common stock, no par value, of the Company (the “Company Common Stock”), (i) each share of Company Common Stock issued and outstanding immediately prior to the Reincorporation Effective Time (other than shares held in treasury) shall be converted into one share of common stock, no par value per share, of Company Virginia Sub (the “Company Virginia Sub Common Stock”), (ii) each share of Company Common Stock held in the treasury of the Company immediately prior to the Reincorporation Effective Time shall be cancelled and (iii) each share of Company Virginia Sub Common Stock issued and outstanding immediately prior to the Reincorporation Effective Time shall be cancelled.

(b) All of the shares of Company Common Stock converted into shares of Company Virginia Sub Common Stock pursuant to Section 3.04(a) shall no longer be outstanding and shall automatically be canceled and shall cease to exist as of the Reincorporation Effective Time, and each certificate previously representing any such shares (“Company Common Certificate”) shall thereafter represent, without the requirement of any exchange thereof, that number of shares of Company Virginia Sub Common Stock into which such shares of Company Common Stock represented by such Company Common Certificate have been converted pursuant to Section 3.04(a) (such certificates following the Reincorporation Merger, the “Company Virginia Sub Certificates”).

(c) At the Reincorporation Effective Time, by virtue of the Reincorporation Merger and without any action on the part of the Company, Company Virginia Sub or any holder of Series C Preferred Stock, no par value per share, of the Company (the “Company Series C Stock”), (i) each share of Company Series C Stock issued and outstanding immediately prior to the Reincorporation Effective Time (other than shares held in treasury and shares for which the holder thereof has perfected its dissenter’s rights pursuant to Pennsylvania Law) shall be converted into one share of Series C Preferred Stock, no par value per share, of Company Virginia Sub (the “Company Virginia Sub Series C Stock”), and (ii) each share of Company Series C Stock held in the treasury of the Company immediately prior to the Reincorporation Effective Time shall be cancelled.

(d) All of the shares of Company Series C Stock converted into shares of Company Virginia Sub Series C Stock pursuant to Section 3.04(c) shall no longer be outstanding and shall automatically be canceled and shall cease to exist as of the Reincorporation Effective Time, and each certificate previously representing any such shares (“Company Series C Certificate”) shall thereafter represent, without the requirement of any exchange thereof, that number of shares of Company Virginia Sub Series C Stock into which such shares of Company Series C Stock represented by such Company Series C Certificate have been converted pursuant to Section 3.04(c).

Section 3.05.  Options; Restricted Stock.  (a) The Company and Company Virginia Sub shall take all requisite action such that, at the Reincorporation Effective Time, each then-outstanding option (a “Company Stock Option”) to purchase Shares granted under any equity-based compensation plan or arrangement of the Company (collectively, the “Equity Plans”), whether or not vested or exercisable, shall be canceled, and the Company shall pay to each former holder of any such canceled Company Stock Option at or promptly after the Reincorporation Effective Time an amount in cash equal to the product of (i) the excess, if any, of the cash value of one share of Company Virginia Sub Common Stock, determined as of the Reincorporation Effective Time, over the applicable exercise price per Share of such Company Stock Option and (ii) the number of Shares such holder could have purchased (assuming full vesting of such Company Stock Option) had such holder exercised such Company Stock Option in full immediately prior to the Reincorporation Effective Time.

(b) At the Reincorporation Effective Time, each then-outstanding share of restricted stock granted under the Equity Plans (“Company Restricted Stock”) shall become vested and shall be treated in the same manner as other shares of Company Common Stock hereunder.

Section 3.06.  ESPP.  Prior to the Reincorporation Effective Time, the Company shall take all requisite actions pursuant to the terms of the Company Employee Stock Purchase Plan (the “ESPP”) to (i) preclude the commencement of any new subscription or option period after the date hereof and (ii) effective as of the Reincorporation Effective Time, terminate the ESPP and distribute to each participant in the ESPP the dollar amount, if any, in such participant’s account under the ESPP.

Section 3.07.  Articles of Incorporation.  Subject to the terms and conditions of this Agreement, at the Reincorporation Effective Time, the Articles of Incorporation of Company Virginia Sub (the “Company Virginia Sub Articles”) in effect immediately prior to the Reincorporation Merger shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with Applicable Law (it being understood and agreed that the Company Virginia Sub Articles shall be substantially consistent with the form of articles of incorporation attached hereto as Exhibit B hereto with such changes as are proposed by Parent and not reasonably objected to by Company; which in any event shall be consistent with the provisions of Section 9.01 hereof). The Company Virginia Sub Articles shall, in any event, provide that authorization of a share exchange pursuant to Section 13.1-718 of the VSCA shall require the approval of a majority of all of the votes entitled to be cast on such matter by holders of Company Virginia Sub Common Stock.

Section 3.08.  Bylaws.  Subject to the terms and conditions of this Agreement, at the Reincorporation Effective Time, the Bylaws of Company Virginia Sub (the “Company Virginia Sub Bylaws”) in effect immediately prior to the Reincorporation Merger shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with Applicable Law (it being understood and agreed that the Company Virginia Sub Bylaws shall be substantially consistent with the form of bylaws attached hereto as Exhibit C, with such changes as are proposed by Parent and not reasonably objected to by Company; which in any event shall be consistent with the provisions of Section 9.01 hereof).

Section 3.09.  Board of Directors; Management.  The directors and officers of Company immediately prior to the Reincorporation Effective Time shall be the directors and officers of Company Virginia Sub immediately after the Reincorporation Effective Time, each to hold office in accordance with the Company Virginia Sub Articles and Bylaws until their respective successors are duly elected or qualified.

Section 3.10.  Tax Consequences.  It is intended that the Reincorporation Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” in respect of the Reincorporation Merger for the purposes of Sections 354 and 361 of the Code.

ARTICLE 4

The Share Exchange

Section 4.01.  The Share Exchange.  Subject to the terms and conditions of this Agreement, in accordance with the VSCA and the Spanish Corporation Law of 1989 (Texto Refundido de la Ley de Sociedades Anónimas aprobado por el Real Decreto Legislativo 1564/1989), as amended (the “SCL”), at the Exchange Effective Time, pursuant to the provisions of Section 13.1-721 of the VSCA, Company Virginia Sub shall become a subsidiary of Parent through the exchange of each outstanding share of Company Virginia Sub Common Stock for the Share Consideration.

Section 4.02.  Exchange Effective Time.  The Share Exchange shall become effective, immediately following the Reincorporation Effective Time, in accordance with the Plan of Share Exchange (which Plan of Share Exchange shall be prepared by Parent promptly following the date of this Agreement and shall be consistent with this Agreement and the VSCA and reasonably satisfactory to the Company) on the Closing Date at the time (the “Exchange Effective Time”) that is specified in the certificate of share exchange relating to the Share Exchange issued by the Virginia State Corporation Commission with respect to the Plan of Share Exchange, at which time, by virtue of the Share Exchange and as set forth in the Plan of Share Exchange and the VSCA, Parent shall automatically become the holder and owner of one hundred percent of the outstanding shares of Company Virginia Sub Common Stock, with the former holders of such outstanding shares being only entitled to receive the Share Consideration as provided for in Section 4.04. The Transfer Agent, for the benefit of Parent, shall receive from Company Virginia Sub at the Exchange Effective Time the Company Virginia Exchange Certificate representing Parent’s ownership of all such outstanding shares of Company Virginia Sub Common Stock in exchange for the Share Consideration being issued pursuant to Section 4.04. As used in this Agreement, “Company Virginia Exchange Certificate” shall mean the certificate representing the shares of Company Virginia Sub Common Stock being received by Parent pursuant to the terms hereof, which shares shall represent one hundred percent of the outstanding shares of Company Virginia Sub Common Stock.

Section 4.03.  Effects of the Share Exchange.  At and after the Exchange Effective Time, the Share Exchange shall have the effects set forth in the VSCA and the separate corporate existence of each of Company Virginia Sub and Parent shall continue and all shares of Company Virginia Sub Common Stock issued and outstanding shall, by virtue of the Share Exchange, continue to be issued and outstanding shares and shall be owned and held by Parent, and Company Virginia Sub shall deliver the Company Virginia Exchange Certificate evidencing such shares to a transfer agent theretofore selected by Parent and reasonably acceptable to the Company (the “Transfer Agent”) pursuant to an agreement between Company Virginia Sub, Parent and the Transfer Agent obligating the Transfer Agent, immediately upon receipt of the Company Virginia Exchange Certificate, to certify to Parent that it has received such Company Virginia Exchange Certificate on behalf and for the benefit of Parent and that Parent is the beneficial and record owner of such shares and that no other shares of Company Virginia Sub Common Stock are outstanding. The Parent Board shall thereupon execute the decision taken by the Extraordinary General Meeting of Parent to increase the share capital of Parent in accordance with Articles 153.1(a) and 155 of the SCL, against a contribution in kind (Aumento con aportaciones no dinerarias), and shall register such action pursuant to the Deed of Capital Increase (the “Deed of Capital Increase”) granted before a Spanish Notary with the Commercial Registry (Registro Mercantil) of Santander (the “Commercial Registry”). A Spanish prospectus (Folleto) shall be filed and approved by the National Securities Exchange Commission of Spain (the “NSEC”). Pursuant to the Share Exchange, the Deed of Capital Increase (as registered with the relevant Commercial Registry) shall be delivered to the Spanish Settlement and Clearing System (Iberclear), the Spanish Stock Exchanges and to the NSEC, for the new shares to be listed and registered in the name of the Depositary, for the account of Company Virginia Sub Common Stock holders, and to any required stock exchanges for the admission authorization of Parent Ordinary Shares to be listed.

Section 4.04.  Exchange Of Company Virginia Sub Common Stock.  At the Exchange Effective Time, by virtue of the Share Exchange and without any further action on the part of Parent, Company Virginia Sub or any holder of Company Virginia Sub Common Stock:

(a) All shares of Company Virginia Sub Common Stock that are owned by Parent, Company Virginia Sub or any of their respective direct or indirect wholly-owned Subsidiaries immediately prior to the Exchange Effective Time (other than shares of Company Virginia Sub Common Stock held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and other than shares of Company Virginia Sub Common Stock held, directly or indirectly, by Parent, or Company Virginia Sub or any of their respective direct or indirect wholly-owned Subsidiaries in respect of a debt previously contracted) shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(b) Subject to Section 4.04(d), at the Exchange Effective Time, by virtue of the Share Exchange and without any action on the part of Parent, Company Virginia Sub or any holder of Company Virginia Sub Common Stock, each share of Company Virginia Sub Common Stock (except as set forth in Section 4.04(a)) shall be exchanged for the right to receive from Parent the number of ordinary shares of Parent, of 50 euro-cents nominal value each (the “Parent Ordinary Shares”) as is equal to the Exchange Ratio (the “Share Consideration”).

(c) The Parent Ordinary Shares to be issued in exchange for the shares of Company Virginia Sub Common Stock exchanged hereunder shall be registered in the name of the Depositary by the Spanish Settlement and Clearing System and then delivered (x) in the form of receipts representing American depositary shares representing Parent Ordinary Shares (“Parent ADSs”), and such Parent ADSs shall be issued in accordance with the Depositary Agreement, dated as of June 1, 1987 (as amended), by and between Parent, JPMorgan Chase Bank, N.A., as depositary, and the holders of Parent ADSs (as such agreement may be amended to deposit the Parent Ordinary Shares being issued pursuant hereto and to deliver the Parent ADSs being delivered hereto) or a depositary agreement to be entered into after the date of this Agreement in form and substance not reasonably objected to by Company (the “Depositary Agreement”) or (y) if and to the extent elected by any holder in the manner provided in Section 5.02(b), in the form of Parent Ordinary Shares, in account entry form, rather than Parent ADSs, but subject to Parent’s discretion, after consultation with the Depositary, to invalidate such election, in which case all Parent Ordinary Shares delivered hereto shall be in the form of Parent ADSs.

(d) If, between the date of this Agreement and the Exchange Effective Time, Parent undergoes a reorganization, recapitalization, reclassification, issues a stock dividend, or effects a stock split or reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Share Consideration.

Section 4.05.  Parent Capital Stock.  At and after the Exchange Effective Time, each Parent Ordinary Share and Parent ADS issued and outstanding immediately prior to the Closing Date shall remain issued and outstanding and shall not be affected by the Share Exchange.

ARTICLE 5

Exchange Of Shares

Section 5.01.  Deposit of Consideration.  Promptly following the Exchange Effective Time, Parent shall provide (i) to JPMorgan Chase Bank, N.A. (the “Depositary”) the Parent Ordinary Shares being issued in the form of Parent ADSs and the Depositary shall deposit with the Exchange Agent, for the benefit of holders of Company Virginia Sub Common Stock, for exchange in accordance with this Article 5, receipts representing such Parent ADSs, and (ii) to the Exchange Agent, the Parent Ordinary Shares (A) being issued in account entry form and (B) being sold by the Exchange Agent pursuant to the procedure described in Section 5.02(i) (the “Exchange Fund”) and Parent shall instruct the Exchange Agent to timely exchange the Share Consideration and pay such cash in lieu of fractional shares, in accordance with this Agreement.

Section 5.02.  Exchange Of Shares.  (a) Promptly after the Exchange Effective Time, the Exchange Agent shall mail to each holder of record of Company Virginia Sub Certificate(s) (which, after the Exchange Effective Date, shall represent only the right to receive the Share Consideration and any cash in respect of fractional shares) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Company Virginia Sub Certificate(s) shall pass, only upon delivery of Company Virginia Sub Certificate(s) (or affidavits of loss in lieu of such Company Virginia Sub Certificate(s))) (the “Letter of Transmittal”) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement and (ii) instructions for use in surrendering Company Virginia Sub Certificate(s) in exchange for the Share Consideration and any cash in lieu of fractional Parent Ordinary Shares to be paid in consideration therefor upon surrender of such Company Virginia Sub Certificate. The Letter of Transmittal shall also contain instructions for electing to effect the surrender of Company Virginia Sub Certificates in exchange for Parent Ordinary Shares in account entry form in lieu of Parent ADSs, provided that Parent may, at its own discretion, after consultation with the Depositary, invalidate such election.

(b) Upon proper surrender of a Company Virginia Sub Certificate or Company Virginia Sub Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed Letter of Transmittal, duly executed, the holder of such Company Virginia Sub Certificate or Company Virginia Sub Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a receipt representing that number of whole Parent ADSs or Parent Ordinary Shares in account entry form to which such holder of Company Virginia Sub Common Stock shall have become entitled pursuant to the provisions of Article 4 and (ii) a check representing the amount of any cash in lieu of fractional shares that such holder has the right to receive in respect of the Company Virginia Sub Certificate or Company Virginia Sub Certificates surrendered pursuant to the provisions of this Article 5. No interest will be paid or accrued on any cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Company Virginia Sub Certificates.

(c) No dividends or other distributions with respect to Parent Ordinary Shares in account entry form or receipts representing Parent ADSs shall be paid to the holder of any unsurrendered Company Virginia Sub Certificate with respect to the Parent Ordinary Shares in account entry form or receipts representing Parent ADSs represented thereby, in each case unless and until the surrender of such Company Virginia Sub Certificate in accordance with this Article 5. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Company Virginia Sub Certificate in accordance with this Article 5, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Exchange Effective Time theretofore payable with respect to the whole Parent Ordinary Shares in account entry form or receipts representing Parent ADSs represented by such Company Virginia Sub Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to Parent Ordinary Shares in account entry form or receipts representing Parent ADSs represented by such Company Virginia Sub Certificate with a record date after the Exchange Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Parent Ordinary Shares in account entry form or receipts representing Parent ADSs issuable with respect to such Company Virginia Sub Certificate.

(d) If any receipt representing Parent ADSs or Parent Ordinary Shares in account entry form are to be issued in a name other than that in which the Company Virginia Sub Certificate or Company Virginia Sub

Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Company Virginia Sub Certificate or Company Virginia Sub Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a receipt representing Parent ADSs or Parent Ordinary Shares in account entry form in any name other than that of the registered holder of the Company Virginia Sub Certificate or Company Virginia Sub Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(e) After the Exchange Effective Time, there shall be no transfers on the stock transfer books of Company Virginia Sub of the shares of Company Virginia Sub Common Stock that were issued and outstanding immediately prior to the Exchange Effective Time. If, after the Exchange Effective Time, Company Virginia Sub Certificates are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for receipts representing Parent ADSs or Parent Ordinary Shares in account entry form as provided in this Article 5.

(f) Notwithstanding anything to the contrary contained in this Agreement, no certificates or scrip representing fractional Parent Ordinary Shares in account entry form or receipts representing fractional Parent ADSs shall be issued upon the surrender of Company Virginia Sub Certificates for exchange, no dividend or distribution with respect to Parent Ordinary Shares in account entry form or receipts representing Parent ADSs shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Parent Ordinary Shares in account entry form or receipts representing Parent ADSs. In lieu of the issuance of any such fractional share, Parent shall deliver to the Exchange Agent the Parent Ordinary Shares being sold by the Exchange Agent pursuant to the procedure described in Section 5.02(i).

(g) The Exchange Agent shall sell any Parent ADSs delivered to it by the Depositary and any non-cash portion of the Exchange Fund that remains unclaimed by the stockholders of Company Virginia Sub on the date falling 18 months after the Exchange Effective Time and shall return the proceeds of such sale and any other cash held in the Exchange Fund at such time to Company Virginia Sub. Any former shareholders of Company Virginia Sub who have not theretofore complied with this Article 5 shall thereafter look only to Company Virginia Sub with respect to the Share Consideration, any consideration in lieu of any fractional shares and any unpaid dividends and distributions on the Parent Ordinary Shares in account entry form or receipts representing Parent ADSs deliverable in respect of each share of Company Virginia Sub Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, Company Virginia Sub, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Virginia Sub Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) In the event any Company Virginia Sub Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Virginia Sub Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Company Virginia Sub Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Virginia Sub Certificate the Share Consideration and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

(i) The Exchange Agent shall aggregate all fractional interests in Parent Ordinary Shares and sell all such shares, in one or more transactions executed on one or more stock exchanges through one or more brokers nominated by Parent with the proceeds of such sale being remitted to the Exchange Agent as soon as practicable thereafter. The Exchange Agent shall deliver the cash proceeds of any such sales to former holders of shares of Company Virginia Sub Common Stock in lieu of their fractional interest in Parent Ordinary Shares or Parent ADSs. The proceeds to any holder of shares of Company Virginia Sub Common Stock sold by the Exchange Agent pursuant to this Section 5.02(i) shall be the proceeds before any costs associated with any such sale, and any costs incurred in connection with any such sale (including any commissions, currency exchange fees, transfer taxes and other transaction costs) shall be borne by Parent. For the avoidance of doubt, any reference in this Agreement to Parent providing to the Exchange Agent any funds in lieu of fractional shares shall refer exclusively to the procedure described in this Section 5.02(i), through which cash is generated through the sale by the Exchange Agent of Parent Ordinary Shares, and through which no cash is provided or funded by Parent at any time.

Section 5.03.  Withholding Rights.  Notwithstanding anything to the contrary contained herein, Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Tax law. If Parent so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which Parent made such deduction and withholding.

ARTICLE 6

Representations and Warranties of the Company

Subject to Section 13.06, except as (a) disclosed in any Company Qualifying SEC Report (other than (i) any information that is contained in the “Risk Factors” section of such Company Qualifying SEC Reports, except to the extent such information consists of factual historical statements, and (ii) any forward-looking statements, or other statements that are similarly predictive or forward-looking in nature, contained in such Company Qualifying SEC Reports) if the relevance of such disclosure as an exception to one or more of the following representations and warranties is reasonably apparent, or (b) set forth on the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 6.01.  Corporate Existence and Power.  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. The Company is a savings and loan holding company duly registered under the HOLA. The Company has all corporate powers and has, and has had at all relevant times, all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those governmental licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Parent true and complete copies of the Charter and Company Bylaws as currently in effect.

Section 6.02.  Corporate Authorization.  (a) The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the Transaction and the other transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Transaction and the other transactions contemplated hereby have been duly, validly and approved by the Company Board by Requisite Board Approval. Promptly following the organization of Company Virginia Sub, the Company, as the sole shareholder of Company Virginia Sub, will approve the Reincorporation Merger, the Share Exchange and waive any right to dissent from the Share Exchange for all purposes of Section 13.1-729 et seq. of the VSCA such that the provisions of such sections will not apply to this Agreement, the Transaction or any of the other transactions contemplated hereby and Section 13.1-725 et seq. and 13.1-728.1 et seq. will not apply thereto. Except for the affirmative vote of the holders of not less than a majority of the outstanding Company Common Stock voting on the Reincorporation Merger, voting together as a single class to approve the Reincorporation Merger (the “Company Shareholder Approval”), no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Transaction or the other transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (subject, in the case of enforceability, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity or by applicable conservatorship or receivership provisions of the FDIA).

(b) At a meeting duly called and held, the Company Board has by the Requisite Board Approval (i) determined that this Agreement and the transactions contemplated hereby, including the Transaction, the Reincorporation Merger and the Share Exchange, are advisable and in the best interests of the Company and its shareholders and has directed that this Agreement be submitted to the Company’s shareholders for approval and adoption, (ii) recommended that such shareholders adopt and approve this Agreement and the Transaction, at a duly held meeting of such shareholders (such recommendation, the “Company Board Recommendation”), (iii) adopted a resolution to the foregoing effect, and (iv) taken all other actions necessary to exempt the Reincorporation Merger, the Share Exchange, the Voting Agreement, this Agreement and the transactions contemplated by each of the foregoing from (A) any Defensive Measure (to the extent any such action necessary for such exemption can be taken by Company Board action) or (B) any “fair price”, “moratorium”, “control share acquisition”, “interested stockholder”, “business combination” or other similar statute or regulation promulgated by a Governmental Authority (including Sections 2538 and 2541 through 2588 of Pennsylvania Law and Sections 13.1-725 et seq. and 13.1-728 et seq. of the VSCA) (collectively, “Takeover Statutes”).

Section 6.03.  Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority on the part of the Company or its Subsidiaries, other than (i) the filing of articles of merger with respect to the Reincorporation Merger with the Department of State of the Commonwealth of Pennsylvania, the filing of the articles of merger and articles of share exchange and other appropriate merger and share exchange documents required by the VSCA, the issuance by the Virginia State Corporation Commission of the certificate of merger and certificate of share exchange pursuant to the VSCA with the Virginia State Corporation Commission, and other appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) the filing with the SEC of the proxy statement (the “Proxy Statement”) in definitive form relating to the special meeting of the Company’s shareholders to be held in connection with this Agreement and the Transaction and the other transactions contemplated hereby and the filing and declaration of effectiveness of the F-4 in which the Proxy Statement will be included as a prospectus of Parent, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws, (iv) the filing of an application with the Federal Reserve Board under Section 4 of the BHC Act, a notice with the OTS under the HOLA and the approval of such application and notice, (v) filings of applications and notices with, and receipt of approvals or nonobjections from, the Financial Industry Regulatory Authority (“FINRA”), and (vi) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 6.04.  Non-contravention.  The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Charter, Company Bylaws or similar governing documents of any of its Subsidiaries, (ii) assuming compliance with the matters referred to in Section 6.03, contravene, conflict with, or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 6.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 6.05.  Capitalization.  (a) The authorized capital stock of the Company consists of (i) 800,000,000 Shares and (ii) 7,500,000 shares of preferred stock, of which (x) 25,000 shares of preferred stock are classified as Series A Junior Participating Preferred Stock and (y) 8,000 shares of preferred stock are classified as Series C Preferred Stock. As of October 10, 2008, there were outstanding 662,641,448 Shares (of which an aggregate of 5,378,814 are Company Restricted Shares), no shares of Series A Junior Participating Preferred Stock, 8,000 shares of Series C Preferred Stock and employee stock options to purchase an aggregate of 8,314,464 Shares (of which options to purchase an aggregate of 6,026,495 Shares were exercisable). In addition, there are outstanding stock appreciation rights with respect to 700,000 Shares and restricted stock units with respect to 180,955 Shares. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. No Subsidiary or Affiliate of the Company owns any shares of capital stock of the Company. Section 6.05(a) of the Company Disclosure Schedule contains a complete and correct list of (A) each outstanding Company Stock Option, including the holder, date of grant, exercise price, vesting schedule and number of Shares subject thereto, and (B) each outstanding Company Restricted Share, including the holder, date of grant and number vested. None of the Company’s preferred stock, Company Securities (other than the Shares) or Company Subsidiary Securities have any voting, consent or approval rights with respect to the Transaction.

(b) There are outstanding no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote. Except as set forth in this Section 6.05 and for changes since October 10, 2008 resulting from the exercise of Company Stock Options outstanding on such date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or voting securities of the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Company (the items in clauses (i) though (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Except for the Investment Agreement, neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

Section 6.06.  Subsidiaries.  (a) Each Subsidiary of the Company has been duly organized, is validly existing and in good standing under the laws of its jurisdiction of organization, has all organizational powers and has, and has had at all relevant times, all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not have, individually or in the aggregate, a Company Material Adverse Effect. All material Subsidiaries of the Company and their respective jurisdictions of organization are identified in the Company 10-K.

(b) All of the outstanding capital stock of, or other voting securities or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of or other voting securities of or ownership interests in any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock of or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities of or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities of or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except for the capital stock or other equity or voting interests of its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other equity or voting interests in any Person.

(c) The Bank is a federal savings bank, duly organized and validly existing under the laws of the United States of America. The Bank is a member in good standing of the Federal Home Loan Bank of Pittsburgh. The Bank has all corporate powers and has, and has had at all relevant times, all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those governmental licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The deposits of the Bank are insured by the FDIC to the fullest extent permitted in the FDIA, and all premiums and assessments required to be paid in connection therewith have been paid when due.

(d) The authorized capital stock of the Bank consists of (i) 15,000,000 shares of common stock, $1.00 par value, of which 1,000 shares are outstanding, and (ii) 7,500,000 shares of preferred stock, no par value, of which no shares are outstanding, validly issued, fully paid, nonassessable, free of preemptive rights, all of which are owned by the Company free and clear of any Liens.

Section 6.07.  Company Virginia Sub.  (a) Following the date of its incorporation, Company Virginia Sub will not engage in any activities other than in connection with or contemplated by the joinder agreement to this Agreement or this Agreement. Company Virginia Sub will have full corporate power and authority to execute and deliver the joinder agreement to this Agreement and to consummate the Transaction and the other transactions contemplated hereby and thereby. The execution and delivery of the joinder agreement to this Agreement and the consummation of the Transaction and the other transactions contemplated hereby and thereby will be duly, validly and unanimously approved by the Company as the sole shareholder of the Company Virginia Sub. The joinder agreement to this Agreement will be duly and validly executed and delivered by Company Virginia Sub and (assuming due authorization, execution and delivery by Parent of the joinder agreement to this Agreement) will constitute a valid and binding obligation of Company Virginia Sub, enforceable against Company Virginia Sub in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity). The Company as the sole shareholder of Company Virginia Sub will unanimously approve this Agreement, the joinder agreement to this Agreement, the Transaction and the other transactions contemplated hereby and thereby as required to render inapplicable to this Agreement, the Transaction and the other transactions contemplated hereby all restrictions set forth in any Takeover Statutes of the Commonwealth of Virginia.

(b) Neither the execution and delivery of the joinder agreement to this Agreement by Company Virginia Sub nor the consummation by Company Virginia Sub of the Transaction or the other transactions contemplated hereby or thereby, nor compliance by Company Virginia Sub with any of the terms or provisions of the joinder agreement to this Agreement and this Agreement, will (i) violate any provision of the Company Virginia Sub Articles or the Company Virginia Sub Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 6.07(c) are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to Company Virginia Sub, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Company Virginia Sub or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Company Virginia Sub or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.

(c) Except for (i) the filing of articles of merger with respect to the Reincorporation Merger with the Department of State of the Commonwealth of Pennsylvania, the filing of the articles of merger and articles of share exchange and other appropriate merger and share exchange documents required by the VSCA with the Virginia State Corporation Commission, the issuance by the Virginia State Corporation Commission of the certificate of merger and certificate of share exchange pursuant to the VSCA, and other appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws, (iii) the filing of an application with the Federal Reserve Board under Section 4 of the BHC Act and the approval of such application, (iv) filings of applications and notices with, and receipt of approvals or nonobjections from FINRA, (v) a notice with the OTS under the HOLA and the approval of such notice, (vi) the Company Shareholder Approval, and (vii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the Parent Ordinary Shares and Parent ADSs pursuant to this Agreement and approval of listing of such Parent Ordinary Shares and Parent ADSs on the NYSE, no consents or approvals of or filings or registrations with any Governmental Authority, are necessary in connection with the consummation by Company Virginia Sub of the Transaction and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the execution and delivery by Company Virginia Sub of the joinder agreement to this Agreement.

Section 6.08.  SEC Filings and the Sarbanes-Oxley Act.  (a) The Company has filed with or furnished to the SEC, and made available to Parent, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since January 1, 2007 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”). As of its filing date (and as of the date of any amendment), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be. As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(b) The Company has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act) designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared. Such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the 1934 Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(c) The Company has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

(d) There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company. The Company has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e) The Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(f) Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct.

Section 6.09.  Financial Statements.  The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements).

Section 6.10.  Disclosure Documents.  (a) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s shareholders in connection with the transactions contemplated by this Agreement (the “Company Disclosure Documents”), including the Schedule 13E-3, and the Proxy Statement to be filed with the SEC in connection with the Transaction and the other transactions contemplated hereby, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the 1934 Act.

(b) (i) The Proxy Statement, as supplemented or amended, if applicable, at the time such Proxy Statement or any amendment or supplement thereto is first mailed to shareholders of the Company and at the time such shareholders vote on adoption of this Agreement, and (ii) any Company Disclosure Document (other than the Proxy Statement), at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 6.10(b) will not apply to statements or omissions included in the Company Disclosure Documents based upon information furnished to the Company in writing by Parent or its Representatives specifically for use therein.

(c) The information relating to the Company and its Subsidiaries (including Company Virginia Sub) that is provided by the Company or its representatives for inclusion in the F-4, the Schedule 13E-3, the Prospectus, any Company Disclosure Document or in any other document filed with any other Regulatory Agency or Governmental Authority in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

Section 6.11.  Absence of Certain Changes.  Since the Company Balance Sheet Date, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been (other than as disclosed in the Company SEC Documents publicly filed after the Company Balance Sheet Date and prior to the date hereof or the Company Balance Sheet) any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 6.12.  No Undisclosed Material Liabilities.  There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability, other than (a) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Company Balance Sheet Date and (c) liabilities and obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 6.13.  Compliance with Laws and Court Orders.  (a) The Company and each of its Subsidiaries is and has been in compliance with, and to the Knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except, in each case, for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and each of its Subsidiaries have all material governmental licenses, permits, certificates, approvals and authorizations (“Permits”) necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority that any Permit is subject to any adverse action, or to the Knowledge of the Company, has any notice or adverse action been threatened, except where the failure to have any such Permit or the receipt of such notice would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 6.14.  Litigation.  There is no action, suit, investigation or proceeding pending against, or, to the Knowledge of the Company, threatened against or affecting, the Company, any of its Subsidiaries, any Employee Plan, or any of their respective properties before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority or arbitrator that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 6.15.  Properties.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good and valid title to, or valid leasehold interests in, all its property and assets reflected in the Company Balance Sheet or acquired after December 31, 2007. None of such property or assets is subject to any Lien, except (a) Liens disclosed on the Company Balance Sheet or the notes thereto, (b) Liens for taxes not yet due, payable or being contested in good faith, (c) Liens that that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or would not reasonably be expected to materially detract from the value or materially interfere with any present or intended use of such property or assets or (d) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially interfere with the ordinary conduct of business of the Company or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease, sublease or license (each, a “Lease”) under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Lease.

Section 6.16.   Intellectual Property.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (ii) neither the Company nor any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any Person; (iii) to the

Knowledge of the Company, no Person has challenged, infringed, misappropriated or otherwise violated any Intellectual Property right owned by and/or licensed to the Company or its Subsidiaries; (iv) neither the Company nor any of its Subsidiaries has received any written notice or otherwise has Knowledge of any pending claim, action, suit, order or proceeding with respect to any Intellectual Property used by the Company or any of its Subsidiaries or alleging that the any services provided, processes used or products manufactured, used, imported, offered for sale or sold by the Company or any of its Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property rights of any Person; (v) the consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Intellectual Property right of the Company or any of its Subsidiaries or impair the right of Parent to develop, use, sell, license or dispose of, or to bring any action for the infringement of, any Intellectual Property right of the Company or any of its Subsidiaries; and (vi) the Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices.

Section 6.17.  Taxes.

(a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such material Tax Returns are true and complete in all material respects.

(b) The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all material Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(c) The income and franchise Tax Returns of the Company and its Subsidiaries through the Tax year ended December 31, 2002 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired.

(d) There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s Knowledge, threatened against or with respect to the Company or its Subsidiaries in respect of any Tax.

(e) During the two-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(f) The Company and each of its Subsidiaries has properly withheld and timely paid over to the applicable Taxing Authority all material taxes that it is required to withhold from amounts paid to any employee, partner, independent contractor, creditor, shareholder or other person.

(g) There are no Liens for material Taxes on any of the assets of the Company or any of its Subsidiaries other than Liens for Taxes not yet due or Taxes being contested in good faith in appropriate proceedings and for which adequate accruals and reserves have been established in accordance with GAAP.

(h) Neither the Company nor any of its Subsidiaries is, or has been, a party to any Tax Sharing Agreement (other than an agreement exclusively among the Company and/or its Subsidiaries) pursuant to which it will have any obligation to make any payments in respect of Taxes after the Exchange Effective Time.

(i) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j) “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Exchange Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability of the Company or any of its Subsidiaries for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement). “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information. “Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries, and any agreement allocating income, gains, deductions or losses of an entity in which the Company or any Subsidiary is treated as a partner for tax purposes).

Section 6.18.  Employees and Employee Benefits Plans.  (a) Section 6.18(a) of the Company Disclosure Schedule contains a correct and complete list identifying each Employee Plan. A copy of each Employee Plan (and, if applicable, any related trust or funding agreements or insurance policies) and all amendments thereto have been made available to Parent together with, if applicable, the most recent annual report (Form 5500) and actuarial report prepared in connection with such Employee Plan or trust.

(b) Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no “reportable event,” within the meaning of Section 4043 of ERISA, other than a “reportable event” which would not reasonably be expected to give rise to any material liability for the Company or any of its Subsidiaries, and no event described in Section 4062 or 4063 of ERISA, has occurred in connection with any Employee Plan and (ii) either the Company nor any ERISA Affiliate of the Company has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA or has incurred, or reasonably expects to incur, (x) any liability under Title IV of ERISA arising in connection with the termination of, or a complete or partial withdrawal from, any Employee Plan covered or previously covered by Title IV of ERISA or (y) any liability under Section 4971 of the Code that in either case could become a liability of the Company or any of its Subsidiaries or Parent or any of its ERISA Affiliates after the Exchange Effective Time.

(c) With respect to each Employee Plan subject to Section 412 of the Code: (i) no “accumulated funding deficiency” has been incurred, (ii) neither Parent nor the Company nor any of their respective Subsidiaries is reasonably expected to be required to post security under ERISA with respect to the funding any such Employee Plan and (iii) the Pension Benefit Guaranty Corporation has not instituted or threatened to institute proceedings for the termination of any such Employee Plan.

(d) Neither the Company nor any of its ERISA Affiliates nor any predecessor thereof contributes to (or has any obligation to contribute to), or has in the past six years contributed to (or had any obligation to contribute to), any multiemployer plan, as defined in Section 3(37) of ERISA.

(e) Each Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file an application for such determination, from the Internal Revenue Service, and the Company is not aware of any reason why any such determination letter should be revoked or not be reissued. The Company has made available to Parent copies of the most recent Internal Revenue Service determination letter with respect to each such Employee Plan. Each Employee Plan has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all Applicable Laws, including ERISA and the Code, which are applicable to such Employee Plan.

(f) The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any current or former employee, director or independent contractor of the Company or any of its Subsidiaries to severance pay or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under or increase the amount payable or trigger any other material obligation, requirement or restriction pursuant to any Employee Plan. There is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of the Company or any of its Subsidiaries that, individually or collectively, would entitle such employee or former employee to any material payment or benefit as a result of the transactions contemplated hereby that would not be deductible pursuant to the terms of Section 280G of the Code.

(g) No officer, employee, director or consultant of the Company or any of its Subsidiaries is entitled to receive any tax gross-up, indemnity or similar payment from the Company or any of its Subsidiaries as a result of the imposition of any income tax or excise tax under Section 409A of the Code.

(h) Neither the Company nor any of its Subsidiaries has any liability in respect of any post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries except as required to avoid excise tax under Section 4980B of the Code.

(i) Except as required by Applicable Law, there has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, any employee benefit plan which would increase materially the expense of maintaining such employee benefit plan above the level of the expense incurred in respect thereof for the fiscal year ended as of the Company Balance Sheet Date.

(j) All material contributions and payments accrued under each Employee Plan, determined in accordance with prior funding and accrual practices, have been discharged and paid on or prior to the date hereof, or to the extent not paid, have been reflected as a liability on the Company Balance Sheet in accordance with GAAP.

(k) Neither the Company nor any of its Subsidiaries is party to any effective or pending collective bargaining agreement or similar labor agreement covering employees or former employees of the Company or any of its Subsidiaries. Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have substantially complied with all Applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, worker’s compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification, information privacy and security, payment and withholding of taxes and continuation coverage with respect to group health plans. Each employee, director and independent contractor of the Company and its Subsidiaries is principally employed or engaged in the United States.

(l) Since the Company Balance Sheet Date, neither the Company nor any of its Subsidiaries has effectuated or announced (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, (ii) a “mass layoff” (as defined in the WARN Act) or (iii) such other transaction, layoff, reduction in force or employment terminations sufficient in number to trigger application of any similar Applicable Law.

Section 6.19.  Environmental Matters.  (a) Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company: (i) no written notice, order, complaint or penalty has been received by any Company arising out of any Environmental Law in the five years prior to the date of this Agreement, and there are no judicial, administrative or other actions, suits or proceedings pending or threatened which allege a violation by the Company or any of its Subsidiaries of any Environmental Laws; (ii) the Company and its Subsidiaries have all Environmental Permits necessary for their operations to comply with all applicable Environmental Laws and are in compliance with the terms of such permits; and (iii) the operations of the Company and its Subsidiaries are in compliance with the terms of applicable Environmental Laws.

(b) Neither the Company nor any of its Subsidiaries owns, leases or operates any real property or conducts any operations in New Jersey or Connecticut such that the consummation of the transactions contemplated hereby would require material filings to be made or material actions to be taken pursuant to the New Jersey Industrial Site Recovery Act or the “Connecticut Property Transfer Law” (Sections 22a 134 through 22 134e of the Connecticut General Statutes).

(c) For purposes of this Section 6.19, the terms “Company” and “Subsidiaries” shall include any entity that is, in whole or in part, a predecessor of the Company or any of its Subsidiaries.

Section 6.20.  Material Contracts.  (a) Neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, lease, commitment or understanding (whether written or oral) (i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Company SEC Reports filed prior to the date hereof, (ii) that contains (A) any non-competition or exclusive dealing agreement, or any other agreement or obligation which purports to limit or restrict in any respect the ability of the Company, the Surviving Corporation or any of their Subsidiaries or their businesses or, following consummation of the Transaction and the other transactions contemplated hereby, Parent or its Affiliates, to solicit customers or the manner in which, or the localities in which, all or any portion of the business of the Company or its Subsidiaries or, following consummation of the transactions contemplated by this Agreement, Parent or its Affiliates, is or would be conducted or (B) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Subsidiaries or, following consummation of the Transaction, Parent or its Affiliates, to own or operate any assets or business, (iii) containing a “most favored nation” clause or other similar term providing preferential pricing or treatment to a party (other than the Company or its Subsidiaries) that is material to the Company or its Subsidiaries, (iv) between the Company or any of its Subsidiaries, on the one hand, and any Affiliate, director or officer (or, to the Company’s Knowledge, any of their respective Affiliates), on the other hand, other than (A) contracts between the Company and any of its Subsidiaries, (B) contracts among Subsidiaries of the Company and (C) contracts with Parent or its Affiliates or (v) that, upon the execution, delivery or performance by the Company of this Agreement or the consummation of any of the transactions contemplated hereby, requires any consent or other action by any Person under, constitutes a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or causes or permits the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled and that is material to the business of the Company and its Subsidiaries, taken as a whole. Each contract, arrangement, commitment or understanding of the type described in this Section, whether or not set forth in the Company Disclosure Schedule, is referred to as a “Material Contract”.

(b) Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Material Contracts is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a Material Contract, has violated any provision of, or taken or failed to take any action which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Material Contract.

Section 6.21.  Insurance.  The Company and its Subsidiaries have in full force and effect the insurance coverage with respect to their business.

Section 6.22.  Reports; Regulatory Matters.  The Company and its Subsidiaries have filed all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto (“Reports”), that they were required to file since January 1, 2006 with (i) any domestic securities, broker-dealer, investment adviser, and insurance agency self-regulatory organization, (ii) the Federal Reserve Board, (iii) the OTS, (iv) the FDIC and (v) any other federal or state governmental or regulatory agency or authority with supervisory responsibility over the operations of the Company and its Subsidiaries (the agencies and authorities identified in clauses (i) through (v), inclusive, are, collectively, the “Regulatory

Agencies”), and all other reports and statements required to be filed by them since January 1, 2006, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to the jurisdiction of a non-U.S. Governmental Authority. Any such Report and any statement regarding the Company or any of its Subsidiaries made in any Report filed with or otherwise submitted to any Regulatory Agency complied in all material respects with relevant legal requirements, including as to content. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of the Companies and its Subsidiaries, there are no material pending proceedings before, or, to the Knowledge of the Company, material investigations by, any Regulatory Agency into the business or operations of the Company or any of its Subsidiaries. Except as have been previously disclosed to the Company Board, there are no unresolved violations, criticisms, or exceptions by any Regulatory Agency with respect to any report or statement relating to any examinations of the Company or any of its Subsidiaries, except for any such violations, criticisms or exceptions are not, individually or in the aggregate, material.

Section 6.23.  Agreements With Regulatory Authorities.  Except as is not material, neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or since January 1, 2006 has been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or has outstanding any board resolutions adopted at the request or suggestion of any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a “Regulatory Agreement”), nor has the Company nor any of its Subsidiaries been advised since January 1, 2006 by any Regulatory Agency or other Governmental Entity that it is considering issuing or requiring any such Regulatory Agreement.

Section 6.24.  Investment Securities.  Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company and its Subsidiaries each has good and marketable title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any Lien, except to the extent such securities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries and except for such defects in title or Liens that would not be material to the Company and its Subsidiaries taken as a whole and (ii) such securities are valued on the books of the Company and its Subsidiaries in accordance with GAAP.

Section 6.25.  Derivative Instruments.  Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) all Derivative Transactions (as herein defined) were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practices and applicable rules, regulations and policies of any Regulatory Agency and other policies, practices and procedures employed by the Company and its Subsidiaries and with counterparties believed at the time to be financially responsible and are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect, (ii) the Company and its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent required, and (iii) to the Knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder. As used herein, “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or non-financial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

Section 6.26.  Finders’ Fees.  Except for the financial advisors set forth in the Company Disclosure Schedules, a copy of whose engagement agreements have been provided to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 6.27.  Opinion of Financial Advisor.  The Company has received the opinion of Barclays, financial advisor to the Company, to the effect that, as of the date of this Agreement, the Exchange Ratio is fair to the shareholders of the Company (other than Parent and its Affiliates) from a financial point of view under the circumstances applicable to the Company as of the date hereof.

Section 6.28.  Antitakeover Statutes and Rights Agreement.  (a) The Company has taken all action necessary to exempt the Voting Agreement, this Agreement, the Transaction and the other transactions contemplated by each of the foregoing from any Takeover Statute, and, accordingly, no Takeover Statute applies or purports to apply to any such transactions.

(b) The Company has taken all action necessary to render the provisions of Articles 11 and 16 of the Charter inapplicable to, or otherwise consistent with the Voting Agreement, this Agreement, the Transaction and the other transactions contemplated by each of the foregoing, and unable to prevent Parent from exercising its rights under this Agreement or the Voting Agreement or making it more difficult to obtain the approval of the Company Board or the shareholders of the Company than it would be in the absence of such provision.

(c) The Company has taken all action necessary to render the rights issued pursuant to the terms of the Rights Agreement inapplicable to the Voting Agreement, this Agreement, the Transaction and the other transactions contemplated by each of the foregoing.

(d) The Company has taken all actions necessary so that, to the extent such actions are within the Company’s or the Company Board’s powers, any other Defensive Measures are rendered inapplicable to, or are otherwise consistent with, and do not prevent Parent from exercising its rights under, the Voting Agreement, this Agreement, the Transaction and the other transactions contemplated by each of the foregoing.

Section 6.29.  Allowance For Losses.  The allowance for loan losses reflected, and to be reflected, in the Reports each has been, and will be, established in compliance with the requirements of all applicable regulatory criteria, and the allowance for loan losses shown, and to be shown, on the balance sheets contained in the Company Qualifying SEC Reports have been, and will be, established in compliance with the applicable requirements of GAAP.

Section 6.30.  Related Party Transactions.  Except as disclosed in the Company SEC Documents or in the footnotes to the Company Qualifying SEC Reports, the Company is not a party to any material transaction (including any loan or other credit accommodation, but excluding deposits in the ordinary course of business) with any Affiliate of the Company (except (i) a Subsidiary of the Company or (ii) Parent and its Subsidiaries). All such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectibility or present other risks or unfavorable features. No loan or credit accommodation to any Affiliate of the Company is presently in default or, during the three-year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither the Company nor the Bank has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by the Bank is inappropriate.

Section 6.31.  Loans.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each loan reflected as an asset in the Company Qualifying SEC Reports (a) was originated, underwritten, approved, documented and periodically approved in all material respects in accordance with prudent lending standards generally accepted in the banking business and, to the

Knowledge of the Company, after appropriate inquiry, did not deviate in any material respect from the Company’s policies and procedures, and (b) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to the affecting creditors’ rights or by general equity principles). Each extension of credit made by the Bank to an “insider” (as such term is defined in the Federal Reserve Board’s Regulation O) of the Bank or the Company complies with the Federal Reserve Board’s Regulation O, as made applicable to the Bank by 12 C.F.R. § 563.43.

Section 6.32.  Anti-money Laundering and Customer Information Security.  Neither the Company nor the Bank is aware of, has been advised of, or has reason to believe that any facts or circumstances exist, which would cause the Bank (a) to be deemed to be operating in violation in any respect of the federal Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Part 103), the USA Patriot Act of 2001, Public Law 107-56 (the “USA Patriot Act”), and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation, or (b) to be deemed not to be in satisfactory compliance in any respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by the Bank pursuant to 12 C.F.R. Part 364. The Bank Board of Directors has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification certification procedures that has not been deemed ineffective in any material respects by any Regulatory Agency and that meets the requirements in all material respects of Section 352 of the USA Patriot Act and the regulations thereunder.

Section 6.33.  Credit Card Accounts.  Neither the Company nor any of its Subsidiaries originates, maintains or administers credit card accounts.

Section 6.34.  No Reliance.  Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that (a) neither Parent nor any Person on behalf of Parent is making any representations or warranties whatsoever, express or implied, beyond those expressly made by Parent in Article 7 and (b) the Company has not been induced by, or relied upon, any representations, warranties or statements (written or oral), whether express or implied, made by any Person, that are not expressly set forth in Article 7 of this Agreement. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or information as to prospects with respect to Parent and its Subsidiaries that may have been made available to the Company or any of its Representatives.

ARTICLE 7

Representations and Warranties of Parent

Subject to Section 13.06, except as (a) disclosed in any Parent Qualifying SEC Report (other than (i) any information that is contained in the “Risk Factors” section of such Parent Qualifying SEC Reports, except to the extent such information consists of factual historical statements, and (ii) any forward-looking statements, or other statements that are similarly predictive or forward-looking in nature, contained in such Parent Qualifying SEC Reports) if the relevance of such disclosure as an exception to one or more of the following representations and warranties is reasonably apparent, or (b) set forth in the Parent Disclosure Schedule, Parent represents and warrants to the Company that:

Section 7.01.  Corporate Existence and Power.  Parent is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of organization. The Parent has all corporate powers and has, and has had at all relevant times, all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those governmental licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. True, complete and correct copies of the Bylaws (estatutos) of Parent, as amended (the “Parent Bylaws”), as in effect as of the date of this Agreement, have previously been made available to the Company.

Section 7.02.  Capitalization.  As of the date hereof, the issued share capital of Parent is €3,197,623,761.50, represented by 6,395,247,523 shares of capital stock, each of 50 euro-cents nominal value, fully subscribed and paid up. All outstanding shares of the capital stock of Parent (and all of the shares to be delivered as Share Consideration) have been, and all shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be prior to issuance in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights arising out of Spanish law, the Parent Bylaws or any contract binding upon Parent, with no personal liability attaching to the ownership thereof. As the date of this Agreement, there are no bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which Parent shareholders may vote (“Voting Debt”) other than October 2007 €7 billion Valores mandatorily convertible into Parent Ordinary Shares. As of the date of this Agreement, except pursuant to this Agreement, Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the issuance of Parent Ordinary Shares, Voting Debt or any other equity securities of Parent or any securities representing the right to have any Parent Ordinary Shares issued, Voting Debt or any other equity securities of Parent issued except Parent Ordinary Shares that may be issued pursuant to (i) customary resolutions passed by the Parent’s shareholders meeting under sections 153.1.a) and 153.1.b) of SCL which are currently outstanding for total nominal value of, respectively, €1,563,574,144.5 and €375,000,000, (ii) pursuant to share option schemes of Parent or any of its Subsidiaries, or (iii) due to the Parent Ordinary Shares issued following the conversion of securities convertible into Parent Ordinary Shares which were outstanding as at the date of this Agreement (including the October 2007 €7 billion Valores mandatorily convertible into Parent Ordinary Shares).

Section 7.03.  Corporate Authorization.  The Parent has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (except for such corporate action to be taken after the date hereof in accordance with this Agreement) have been duly authorized, validly executed and approved by the Parent Board. This Agreement has been duly and validly executed and delivered by the Parent and constitutes a valid and binding obligation of the Parent, enforceable against the Parent in accordance with its terms (subject, in the case of enforceability, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 7.04.  Governmental Authorization.  The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority on the part of Parent or its Subsidiaries, other than (1) compliance with any applicable requirements of the 1933 Act, the 1934 Act or any other state or federal securities laws, (2) the filing of applications with the Federal Reserve Board under Section 4 of the BHC Act, a notice with the OTS under the HOLA, and the approval of such application and notice, (3) the filing with the SEC of the Proxy Statement in definitive form relating to the special meeting of the Company’s shareholders to be held in connection with this Agreement and the Transaction and the other transactions contemplated hereby and the filings of the Schedule 13E-3 and the filing and declaration of effectiveness of the F-4 in which the Proxy Statement will be included as a prospectus of Parent, (4) the filing of articles of merger and articles of share exchange and other appropriate merger and share exchange documents required by the VSCA, the issuance by the Virginia State Corporation Commission of the certificate of merger and certificate of share exchange pursuant to the VSCA, and other appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, and the filing of articles of merger with respect to the Reincorporation Merger with the Department of State of the Commonwealth of Pennsylvania, (5) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky”

laws of various states and other jurisdictions in connection with the issuance of the Parent Ordinary Shares pursuant to this Agreement and approval of listing of such Parent Ordinary Shares and Parent ADSs on the NYSE, (6) the registration with and verification by the NSEC of a prospectus (folleto) relating to the Share Exchange (the “Prospectus”) and all other necessary filings with the Spanish Stock Exchanges, and with all other stock exchanges in which Parent Ordinary Shares are listed, which are necessary for admission to listing of Parent Ordinary Shares, (7) the filing of the Deed of execution of the Capital Increase against contribution in kind, the filing of the necessary auditors’ report and the filing of the necessary report of the expert designated by the Commercial Registry relating to the fair value of the assets acquired by Parent in the Transaction, (8) required approvals of the Bank of Spain and the Spanish Direccion General de Seguros, (9) filings of applications and notices with, and receipt of approvals or nonobjections from the FINRA and (10) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 7.05.  Non-contravention.  (a) Parent has full corporate power and authority to execute and deliver this Agreement and to consummate the Transaction and the other transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Transaction and the other transactions contemplated hereby have been duly, validly and unanimously approved by the Executive Committee of the Parent Board. The Parent Board will, following receipt of the necessary report of the auditor designated by the Commercial Registry relating to the abolishment of the preemptive rights of holders of Parent Ordinary Shares, call an Extraordinary General Meeting of Parent to propose the Capital Increase required in connection with the Share Exchange (the “Capital Increase”) and will propose such Capital Increase at such Extraordinary General Meeting, including approval in accordance with Section 159 of the SCL of a resolution abolishing the preemptive rights of holders of Parent Ordinary Shares to subscribe for the Parent Ordinary Shares being issued in the Share Exchange, which approval shall require the affirmative vote of the holders of a majority of the Parent Ordinary Shares present in person or represented by proxy at a duly constituted meeting of holders of Parent Ordinary Shares at which meeting, if on first call, a quorum of at least one-half of the issued share capital is present or represented by proxy or, if on second call, a quorum of at least one-quarter of the issued share capital is present or represented by proxy (provided, however, if, on second call, less than one-half of the issued share capital is present or represented by proxy, the matters being voted upon must be adopted by at least two-thirds of the share capital present or represented at such meeting) (“Parent Shareholder Approval”). No other corporate proceedings on the part of Parent are necessary to approve this Agreement and to consummate the transactions contemplated hereby other than the resolution of the Parent Board executing the Capital Increase, which resolution shall be adopted following receipt of the Parent Shareholder Approval in accordance with the provisions hereof and of the necessary report of the expert designated by the Commercial Registry relating to the fair market value of the assets to be accepted by Parent in the Share Exchange and once the other actions stated in this Agreement to be taken prior to such resolution have been taken.

(b) The execution, delivery and performance by Parent of this Agreement and the consummation of the Transaction and the other transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in a violation or breach of any provision of the organizational documents of Parent or any Parent Subsidiaries, (ii) assuming compliance with the matters referred to in Section 7.04 and Section 7.05(a), contravene, conflict with, or result in any violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 7.04 and Section 7.05(a), require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any Parent Subsidiary is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Parent or any of its Subsidiaries, with only with such exceptions as, in the case of clauses (ii) through (iv), would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 7.06.  Disclosure Documents.  (a) The information with respect to Parent and any of its Subsidiaries that Parent furnishes to the Company in writing specifically for use in any Company Disclosure

Document will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (i) in the case of the Proxy Statement, as supplemented or amended, if applicable, at the time such Proxy Statement or any amendment or supplement thereto is first mailed to shareholders of the Company and at the time such shareholders vote on adoption of this Agreement, and (ii) in the case of any Company Disclosure Document other than the Proxy Statement, at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof. Each document required to be filed by the Parent with the SEC or required to be distributed or otherwise disseminated in the U.S. to the Parent’s shareholders in connection with the transactions contemplated by this Agreement and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the 1934 Act.

(b) The Schedule 13E-3, when filed and distributed or disseminated, will comply as to form in all material respects with the applicable requirements of the 1934 Act and, at the time of such filing will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided that this representation and warranty will not apply to statements or omissions included in the Schedule 13E-3 based upon information furnished to Parent by the Company or any of its Representatives specifically for use therein.

(c) The information supplied by Parent for inclusion or incorporation by reference in the F-4 will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading provided that this representation and warranty will not apply to statements or omissions included in the F-4 based upon information furnished to Parent by the Company or any of its Representatives specifically for use therein. The F-4 will comply as to form in all material respects with the provisions of the 1933 Act.

Section 7.07.  Financial Statements.  The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent SEC Documents (including the related notes, where applicable, and including any preliminary financial results for the quarter ended September 30, 2008 furnished to the SEC on Form 6-K) (and the 2008 20-F, when filed, will) (i) fairly present in all material respects the consolidated results of operations, cash flows and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount) and (ii) have been prepared in accordance with EU-IFRS (applied as required by the Bank of Spain under circular 4/2004) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto, and, to the extent required by the 1933 Act or the 1934 Act, reconciled to GAAP as noted therein during the periods involved.

Section 7.08.  Finders’ Fees.  Except for Goldman Sachs, J.P. Morgan Securities Inc., Lazard and Merrill Lynch, whose fees and expenses will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 7.09.  No Reliance.  Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that (a) neither the Company nor any Person on behalf of the Company is making any representations or warranties whatsoever, express or implied, beyond those expressly made by the Company in Article 6 and (b) Parent has not been induced by, or relied upon, any representations, warranties or statements (written or oral), whether express or implied, made by any Person, that are not expressly set forth in Article 6 of this Agreement. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or information as to prospects with respect to the Company and its Subsidiaries that may have been made available to Parent or any of its representatives.

Section 7.10.  SEC Filings and the Sarbanes-Oxley Act.  (a) The Parent has filed with or furnished to the SEC, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Parent since January 1, 2007 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”). As of its filing date (and as of the date of any amendment), each Parent SEC Document complied, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be. As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Parent SEC Document filed pursuant to the 1934 Act did not, and each Parent SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b) Based on its evaluation of the effectiveness of the design and operation of Parent’s disclosure controls and procedures (as defined in Rule 13a-15(f) under the 1934 Act), Parent concluded that, as of December 31, 2007, such disclosure controls and procedures were effective in ensuring that information that is required to be disclosed pursuant to the 1934 Act was recorded and reported within the time periods specified in the SEC’s rules and regulations.

(c) Based on Parent’s evaluation of the effectiveness of its internal control over financial reporting as defined in Rule 13a-15(f) of the 1934 Act as of December 31, 2007, Parent believes that as of such date, its internal control over financial reporting was effective.

(d) The Parent has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(e) Since January 1, 2007, each of the principal executive officer and principal financial officer of the Parent (or each former principal executive officer and principal financial officer of the Parent, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct.

Section 7.11.  Litigation.  There is no action, suit, investigation or proceeding pending or, to the Knowledge of the Parent, threatened against or affecting, the Parent, or any of its Subsidiaries, or any of their respective properties before (or, in the case of threatened actions, suits, investigations or proceedings, that would be before) or by any Governmental Authority or arbitrator or a Spanish governmental authority or abitrator, that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

ARTICLE 8

Covenants of the Company

The Company agrees that:

Section 8.01.  Conduct of the Company.  From the date hereof until the Exchange Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and use its reasonable best efforts to (i) preserve intact its present business organization, (ii) maintain in effect all Permits, (iii) keep available the services of its directors, officers, employees and (iv) maintain satisfactory relationships with its customers, lenders, suppliers and others having significant business relationships with it. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or as set forth in Section 8.01 of the Company Disclosure Schedule, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a) amend its articles of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b) (i) split, combine or reclassify any shares of capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of capital stock or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities;

(c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any shares of the Company Stock upon the exercise of Company Stock Options that are outstanding on the date of this Agreement in accordance with the terms of those Company Stock Options on the date of this Agreement and (B) any Company Subsidiary Securities to the Company or any other Subsidiary of the Company or (ii) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(d) incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) capital expenditures commitments outstanding on the date of this Agreement and (ii) individual capital expenditure items inferior to $250,000;

(e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than assets acquired in order to maintain and operate the business of the Company and its Subsidiaries in the ordinary course of business of the Company and its Subsidiaries in a manner that is consistent with past practice;

(f) (i) sell, lease or otherwise transfer, or create or incur any Lien on, the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses, other than in the ordinary course of business consistent with past practice or (ii) permit to lapse any material Intellectual Property owned by the Company or any of its Subsidiaries;

(g) make any loans or advances other than in the ordinary course of business consistent with past practice;

(h) make any investments other than in (i) United States Treasury bonds, (ii) debt securities issued or guaranteed by an agency of the United States Government, and (iii) debt securities issued by the Federal National Mortgage Association (FNMA) or the Federal Home Loan Mortgage Corporation (FHLMC), in each case with a final maturity of less than 2 years from the date of any such investment, ;

(i) create, incur, assume, or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof, other than in the ordinary course of business and in amounts and on terms consistent with past practices;

(j) (i) enter into any contract, agreement, arrangement or understanding that would constitute a Material Contract if it had been entered into as of the date hereof or (ii) terminate, amend or modify in any material respect, any Material Contract or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries;

(k) (i) with respect to any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries, (A) grant or increase any severance or termination pay to (or amend any existing severance or termination arrangement with), (B) enter into any employment, consultancy, deferred compensation, severance, change in control, retention, transaction bonus or incentive, retirement or other similar agreement or arrangement (or amend any such existing agreement or arrangement) or (C) except for increases in the ordinary course consistent with past practice with respect to any employee of the Company or any of its Subsidiaries whose annual base salary does not exceed $150,000, increase compensation, bonus or other benefits payable to such employee, or (ii) establish, adopt or amend (except as required by Applicable Law) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, equity-based compensation or other benefit plan or arrangement covering any director, officer, employee or independent contractor of the Company or any of its Subsidiaries; provided that, the Company shall be permitted, prior to the Exchange Effective Time, to pay short-term incentive bonuses to employees on the same basis as provided in Section 9.02(d) hereof.

(l) change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(m) (i) settle, or offer or propose to settle, (A) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries, (B) any shareholder litigation or dispute against the Company or any of its officers or directors or (C) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby or (ii) enter into any consent order or decree;

(n) make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of material Tax accounting, materially amend any Tax Returns or file claims for material Tax refunds, enter into any material closing agreement, settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(o) materially restructure or materially change its investment securities portfolio or its gap position except in the ordinary course of business consistent with past practice (and in consultation with Parent), through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(p) enter into any new line of business, exit any existing line of business, or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by Applicable Law;

(q) participate in the Troubled Asset Relief Program administered by the United States Department of the Treasury pursuant to the Emergency Economic Stabilization Act of 2008 or in any plan, order or proposal of, or offer by, any Governmental Authority that would result in the issuance by the Company or any of its Subsidiaries of any capital stock, voting or non-voting securities (including warrants and debt securities), or Company Securities to a Governmental Authority or any other party or that would otherwise interfere with the ability of Parent to, directly or indirectly, control one hundred percent of the voting power of the Company and its Subsidiaries and one hundred percent of the outstanding shares of Company Virginia Sub Common Stock following the Closing Date; or

(r) agree, resolve or commit to do any of the foregoing.

Section 8.02.  Access to Information.  (a) From the date hereof until the Exchange Effective Time and subject to Applicable Law and the Confidentiality Agreement dated as of October 10, 2008 between the Company and Parent (the “Confidentiality Agreement”), the Company shall (i) give Parent and its officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) full access to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Parent and its Representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct the Representatives of the Company and its Subsidiaries to cooperate with Parent in its investigation of the Company and its Subsidiaries. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. No information or knowledge obtained by Parent in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by the Company hereunder.

(b) From the date hereof until the Exchange Effective Time, Parent shall be entitled to appoint a representative of Parent (each, a “Parent Representative”) to each of the Bank’s Credit Committee, the Bank’s Assets and Liabilities Committee, and each other committee of the Bank functioning at the operational level and with a mandate covering the areas of operations addressed in clauses (d), (e), (f), (g), (h), (i), (j), (k), (o) and (p) in Section 8.01 above (each, a “Company Committee”). Each such Parent Representative shall be readily available for meetings of the applicable Company Committee. The Company shall furnish or cause to be furnished to each Parent Representative written notice at least two Business Days prior to each meeting of the applicable Company Committee of such meeting. Each Parent Representative shall be entitled to (i) attend every meeting of the applicable Company Committee, whether in person or telephonically, (ii) call meetings of the applicable Company Committee, and (iii) object to any decision of the applicable Committee, which decision shall thereafter require the approval of the Chief Executive Officer or the Interim Chief Executive Officer of the Company before being adopted or executed. Parent’s rights under this Section 8.02(b) shall be in addition to, and not in limitation of, any of its rights under Section 8.01.

Section 8.03.  No Solicitation; Change of Recommendation.  (a) General Prohibitions.  From and after the date of this Agreement until the earlier of the Exchange Effective Time and the termination of this Agreement in accordance with its terms, neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their Representatives to, directly or indirectly, (i) solicit, initiate, or take any action to facilitate or encourage the submission of any Acquisition Proposal by a Third Party or otherwise initiate any process that is intended to, or is reasonably likely to lead to the making of an Acquisition Proposal by any Third Party, (ii) enter into or participate in any discussion or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford any access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage in any manner any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) fail to make, withdraw or modify in a manner adverse to Parent the Company Board Recommendation (or recommend an Acquisition Proposal made by a Third Party or take any action or make any statement inconsistent with the Company Board Recommendation) (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) grant to any Third Party any waiver under, or any release from, any standstill or similar agreement concerning or relating to, any Defensive Measure or redeem, modify, repeal or otherwise diminish any Defensive Measure other than for the benefit of Parent and its Affiliates or permit to expire, fail to renew or otherwise fail to maintain in effect any Defensive Measure, (v) exempt any transaction (except the transactions contemplated by this Agreement) or Person (other then Parent or its Affiliates) from any Takeover Statute, (vi) enter into any agreement in principle, letter of intent, term sheet, merger agreement, purchase agreement, option agreement or other similar instrument relating to an Acquisition Proposal or (vii) agree or commit to take any of the actions described in this Section 8.03(a). It is agreed that any violation of the restrictions on the Company set forth in this Section by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section by the Company.

(b) Exceptions.  Notwithstanding Section 8.03(a), at any time prior to the Reincorporation Effective Time,:

(i) following receipt of an unsolicited bona fide Acquisition Proposal that the Company Board determines in good faith, after consultation with financial and legal advisors, constitutes or is reasonably likely to result in, a Superior Proposal, the Company, directly or indirectly through advisors, agents or other Representatives, may furnish nonpublic information to, or enter into discussions with, any Third Party in connection with such Acquisition Proposal by such Third Party if and only to the extent that (A) the Company is not then in breach of its obligations under this Section 8.03 and (B) prior to furnishing such nonpublic information to, or entering into discussions or negotiations with, such Third Party, the Company Board receives from such Third Party an executed confidentiality agreement containing confidentiality and stand still provisions that are not less restrictive on such Third Party than the Confidentiality Agreement; provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party); and

(ii) the Company Board may make an Adverse Recommendation Change, but only following receipt of a Superior Proposal;

provided that, in each case referred to in the foregoing clauses (i) and (ii) the Company Board may take such action only if the Company Board determines in good faith, after consultation with outside legal counsel, that such action is required by its fiduciary duties under Pennsylvania Law, and, provided, further, that, solely in the case of the foregoing clause (ii), the Board may not make such Adverse Recommendation Change unless (A) the Company promptly notifies Parent in writing at least ten Business Days before taking such action of its intention to do so, attaching (if such Adverse Recommendation Change is in response to a receipt of a

Superior Proposal) the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and the identity of the Third Party making the Acquisition Proposal, and (B) Parent does not propose, within 10 days after its receipt of such written notification, proposed modifications to this Agreement or the terms of the Transaction or otherwise provide information to the Company that in the aggregate result in the transactions contemplated hereunder being at least as favorable to the stockholders of the Company (other than Parent) as such Superior Proposal (or description thereof).

In addition, nothing contained herein shall prevent the Company Board from complying with Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal, so long as any action taken or statement made to so comply is consistent with this Section 8.03 (provided that any such action taken or statement made that relates to an Acquisition Proposal shall be deemed to be an Adverse Recommendation Change unless the Company Board reaffirms the Company Recommendation in such statement or in connection with such action).

(c) Required Notices.  The Company Board shall not take any of the actions referred to in Section 8.03(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action. In addition, the Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any indication that a Third Party is considering making an Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that may be considering making, or has made, an Acquisition Proposal. The Company shall provide such notice orally and in writing and shall identify the Third Party making, and the terms and conditions of, any such Acquisition Proposal, indication or request, and shall promptly (but in no event later than 24 hours after receipt) provide to Parent copies of all correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describe any terms or conditions of any Acquisition Proposal (as well as written summaries of any oral communications addressing such matters). After the notification provided for in the preceding sentence, the Company shall thereafter provide Parent, as promptly as practicable, with oral and written notice setting forth all such information as is reasonably necessary to keep Parent informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry and shall promptly provide to Parent a copy of all written materials subsequently provided in connection with such Acquisition Proposal, request or inquiry. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of the Company’s compliance with this Section 8.03(c).

(d) Definition of Superior Proposal.  For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written 100% Acquisition Proposal on terms that the Company Board determines in good faith, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all terms and conditions of the Acquisition Proposal, including, the value offered to the Company’s shareholders, any break-up fees, expense reimbursement provisions and conditions to consummation, any financing or capital provided or to be provided by such Third Party and the certainty that the Acquisition Proposal will be consummated, are more favorable than the Reincorporation Merger and the Share Exchange to the constituencies and Persons the Company Board is required to consider under the Charter and permitted to consider under Applicable Law, in each case in the exercise of its fiduciary duties.

(e) Obligation to Terminate Existing Discussions, Etc.  The Company shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal. The Company shall promptly request that each Third Party, if any, that has executed a confidentiality agreement within the 24-month period prior to the date hereof in connection with its consideration of any Acquisition Proposal return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries (and all analyses and other materials prepared by or on behalf of such Person that contains, reflects or analyzes that information), and the Company shall provide to Parent all certifications of such return or destruction from such other Persons as promptly as practicable after receipt thereof. The Company shall use its reasonable best efforts to secure all such certifications as promptly as practicable. If any such Person fails to provide any required certification within the time period allotted in the relevant confidentiality agreement (or if no such period is specified, then within a reasonable time period after the date hereof), then the Company shall use its reasonable best efforts to secure its rights and ensure the performance of such other party’s obligations thereunder as promptly as practicable.

Section 8.04.  [Left Intentionally Blank].

Section 8.05.  Litigation.  Without otherwise limiting or altering any rights that Parent or its Affiliates may have, the Company shall give Parent the opportunity to participate at Parent’s expense in the defense or settlement of any actual or threatened litigation against the Company and/or its directors relating to this Agreement, the Transaction or the other transactions contemplated hereunder, including the Reincorporation Merger or the Share Exchange, and shall not agree to any such settlement without Parent’s written consent.

Section 8.06.  Company Virginia Sub Shareholder Vote.  Promptly following the organization of Company Virginia Sub, the Company, as the sole shareholder of Company Virginia Sub, will approve the Reincorporation Merger and the Share Exchange and waive any right to dissent from the Reincorporation Merger and the Share Exchange for all purposes of Section 13.1-729 et seq. of the VSCA such that the provisions of such sections will not apply to this Agreement, the Transaction or any of the other transactions contemplated hereby and Section 13.1-725 et seq. and Section 13.1-728.1 et seq. will not apply thereto.

Section 8.07.  Joinder Agreement.  Promptly following the date hereof, the Company shall form Company Virginia Sub as a Virginia corporation under and in accordance with the VSCA, and the Company shall cause Company Virginia Sub to, and Company Virginia Sub shall, sign a joinder agreement to this Agreement and be bound hereunder.

Section 8.08.  Structure of the Transaction.  Parent may at any time change the method of effecting the Transaction if and to the extent requested by Parent and consented to by the Company (such consent not to be unreasonably withheld); provided, however, that no such change shall (i) alter or change the amount or kind of the Share Consideration provided for in this Agreement, (ii) adversely affect the Tax treatment of the Transaction with respect to the Company’s or Company Virginia Sub’s stockholders or (iii) materially impede or delay, or make less likely, the consummation of the Transaction.

ARTICLE 9

Covenants of Parent

Parent agrees that:

Section 9.01.  Director and Officer Liability.  Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a) For six years after the Exchange Effective Time, the Surviving Corporation shall, to the fullest extent permitted by Applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now or has been at any time prior to the date hereof or who becomes prior to the Exchange Effective Time, an officer or a director of the Company or any of its Subsidiaries, including Company Virginia Sub (each, an “Indemnified Person”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on, or arising in whole or in part out of the fact that such person is or was a director or officer of the Company or any of its Subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Exchange Effective Time, whether asserted or claimed prior to, or at or after, the Exchange Effective Time to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company pursuant to the Charter, the Company Bylaws and indemnification agreements listed on Section 9.01(a) of the Company Disclosure Schedules, if any, in existence on the date hereof with any directors and officers of the Company and its Subsidiaries.

(b) Parent shall cause the Surviving Corporation to continue in full force and effect for a period of six years from the Exchange Effective Time the provisions in existence in the Charter and bylaws in effect on the date of this Agreement regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses.

(c) For six years after the Exchange Effective Time, the Surviving Corporation shall provide officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Exchange Effective Time covering each Indemnified Person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof (provided, that the Company may elect to purchase a six-year prepaid “tail policy” on terms and conditions reasonably acceptable to Parent providing substantially equivalent benefits to the Indemnified Persons) (in each case, to the extent commercially available); provided that, in satisfying its obligation under this Section 9.01(c), the Surviving Corporation shall not be obligated to pay in the aggregate in excess of 300% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 9.01(c) of the Company Disclosure Schedule; and provided further that, if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Exchange Effective Time, for a cost not exceeding such amount.

(d) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 9.01.

(e) The rights of each Indemnified Person under this Section 9.01 shall be in addition to any rights such Person may have under the Charter or bylaws of the Company or any of its Subsidiaries, under Pennsylvania Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Share Exchange and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 9.02.  Employee Matters.  (a) For a period of one year following the Exchange Effective Time, Parent shall provide to all employees of the Company or any of its Subsidiaries as of the Exchange Effective Time who continue employment with the Surviving Corporation or any of its Affiliates (“Continuing Employees”) base salary or base wages and benefits (other than equity-based compensation) that are in the aggregate substantially comparable to such salary or wages and benefits provided by the Company and its Subsidiaries as in effect immediately prior to the Exchange Effective Time.

(b) With respect to any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by Parent or any of its Subsidiaries, including the Surviving Corporation, in which any Continuing Employee becomes a participant, such Continuing Employee shall receive full credit (for purposes of eligibility to participate, vesting, and benefit level with respect to vacation entitlement, severance benefits and other paid time off) for service with the Company or any of its Subsidiaries (or predecessor employers to the extent the Company provides such past service credit) to the same extent that such service was recognized as of the Effective Date under a comparable plan of the Company and its Subsidiaries in which the Continuing Employee participated.

(c) Parent shall waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its Subsidiaries in which the Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Exchange Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable plan of the Company and its Subsidiaries in which the Continuing Employee participated. If a Continuing Employee commences participation in any health benefit plan of Parent or any of its Subsidiaries after the commencement of a calendar year, to the extent commercially practicable, Parent shall cause such plan to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by such Continuing Employee (and his or her eligible dependents) during such calendar year for purposes of satisfying such calendar year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Continuing Employee (and dependents) commences participation.

(d) Following the Exchange Effective Time, Parent shall, cause the Surviving Corporation or any of its Affiliates to pay, in the ordinary course of business consistent with prior practice, to all employees of the Company and its Subsidiaries who participated in the short — term incentive bonus plans of the Company and/or its Subsidiaries in 2008 (“Company Employees”) all short term bonuses for the 2008 calendar year, with the amounts of such bonuses determined at the target level established for each Company Employee (with all corporate performance goals for 2008 deemed satisfied at the target levels).

(e) The parties hereto agree that, with respect to any Employee Plan providing for payments or benefits upon or following the occurrence of a “change in control” (as defined in the applicable Employee Plan), the Transaction shall be deemed to constitute a Buyer Acquisition Transaction (as defined in the Investment Agreement) as contemplated in Sections 8.06, 8.07 and 8.08 and/or Section 8.10 of the Investment Agreement.

(f) Nothing in this Section 9.02 shall (i) be treated as an amendment of, or undertaking to amend, any benefit plan, (ii) prohibit Parent or any of its Subsidiaries, including the Surviving Corporation, from amending any employee benefit plan or (iii) confer any rights or benefits on any person other than the parties to this Agreement.

Section 9.03.  Santander Shares.  Parent hereby agrees to vote or exercise its right to consent with respect to all Shares beneficially owned as of the date prior to the date of this Agreement by it at the time of any vote or action by written consent to approve and adopt this Agreement, the Reincorporation Merger and the Transaction at any meeting and at any adjournment thereof at which this Agreement and other related transactions in favor of, or consent to, the approval thereof.

ARTICLE 10

Covenants of Parent and the Company

The parties hereto agree that:

Section 10.01.  Regulatory Matters.  (a) Parent and the Company shall promptly prepare, and Parent shall promptly file with the SEC, the F-4, in which the Proxy Statement will be included as a prospectus. Parent and the Company shall file with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to the Transaction which shall be filed as a part of the Proxy Statement. Parent and the Company shall each use its reasonable best efforts to have the F-4 declared effective under the 1933 Act as promptly as practicable after such filing, and the Company shall thereafter file with the SEC and mail or deliver the Proxy Statement to its shareholders. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

(b) (i) The Parent Board shall, with the reasonable assistance of the Company, prepare reports (Informe del consejo de administracion) to be made available to the holders of Parent Ordinary Shares in accordance with Applicable Law (the “Board Reports”) in connection with the meeting of holders of Parent Ordinary Shares contemplated by Section 10.02 of this Agreement containing information required by the SCL, and (ii) Parent shall prepare and arrange to have registered with and verified by the NSEC a Prospectus and (iii) Parent shall use its reasonable best efforts to obtain (A) the necessary report of the auditor designated by the Commercial Registry relating to the abolishment of the preemptive rights of holders of Parent Ordinary Shares and (B) report of the expert designated by the commercial Registry relating to the fair value of the assets acquired by Parent in the Share Exchange.. Parent will use its reasonable best efforts to cause the Prospectus to receive the required registration with and verification of the NSEC as promptly as reasonably practicable following the date on which the Parent Extraordinary General Meeting contemplated by

Section 10.02(b) is held, and to cause the definitive Prospectus to be made available to the holders of Parent Ordinary Shares in accordance with Applicable Law as promptly as reasonably practicable following the date on which the Parent Extraordinary General Meeting contemplated by Section 10.02(b) is held.

(c) Subject to the terms of this Agreement, the parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable the Parent Requisite Regulatory Approvals and the Company Requisite Regulatory Approvals and all other permits, consents, approvals and authorizations of all third parties and Governmental Authorities that are necessary or advisable to consummate the Transaction and the other transactions contemplated by this Agreement, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties, Regulatory Agencies or Governmental Authorities. The Company and Parent shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to Applicable Laws relating to the confidentiality of information, all the information relating to the Company on one hand, or Parent, on the other, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the Transaction and the other transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing contained herein shall be deemed to require Parent or the Company to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Authorities, that would reasonably be expected to have a material adverse effect (measured on a scale relative to the Company) on any of Parent, the Company or the Surviving Corporation (a “Materially Burdensome Regulatory Condition”). In addition, the Company and Parent agree to cooperate and use their reasonable best efforts to assist each other in preparing and filing such petitions and filings, and in obtaining such permits, consents, approvals and authorizations of third parties and Governmental Authorities, that may be necessary or advisable to effect any mergers and/or consolidations of Subsidiaries of the Company and Parent following consummation of the Transaction.

(d) If at any time prior to the Exchange Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to any of the Proxy Statement, Schedule 13E-3 or the F-4, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the Company shareholders.

(e) Each of Parent and the Company shall promptly advise the other upon receiving any communication from any Regulatory Agency or Governmental Authority consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe (i) that there is a reasonable likelihood that any Parent Requisite Regulatory Approval or any Company Requisite Regulatory Approval, respectively, will not be obtained, (ii) that the receipt of any such approval may be materially delayed, or (iii) that any such regulatory approval may be subject to a Materially Burdensome Regulatory Condition.

(f) The Company shall cooperate with such reasonable requests as may be made by Parent with respect to any post-Closing reorganization of Parent’s and the Company’s Subsidiaries, including filing prior to the Closing such applications with Regulatory Agencies or Governmental Authorities as may be necessary or desirable in connection with any such reorganization.

(g) Prior to the Exchange Effective Time, Parent shall cause the Parent Ordinary Shares and Parent ADSs that will be issued in the Share Exchange to be approved for listing on the NYSE, such listing to be subject to (and only become effective on) official notice of issuance.

Section 10.02.  Stockholder Meetings.  (a) The Company shall call a meeting of its shareholders to be held as soon as reasonably practicable for the purpose of obtaining the Company Shareholder Approval required in connection with this Reincorporation Merger, and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable. Subject to the provisions of Section 8.03(b), the Company Board shall maintain the Company Board Recommendation until such meeting of shareholders. The Company Board shall use its reasonable best efforts to obtain from the shareholders of the Company the Company Shareholder Approval. The Company agrees that, notwithstanding any Adverse Recommendation Change or otherwise, it shall submit this Agreement to its shareholders at a shareholder meeting in accordance with the first sentence of this paragraph. Parent and the Company agree that the first record date established by the Company Board for such shareholder meeting shall be established with the approval and consent of at least one director serving on the Company Board at the designation of Parent (the “Record Date”). The Company agrees that any change to the Record Date that would establish a new record date that is prior to 90 days following the Record Date will also require the approval and consent of at least one director serving on the Company Board at the designation of Parent.

(b) Following receipt of the necessary report of the auditor designated by the Commercial Registry relating to the abolishment of the preemptive rights of holders of Parent Ordinary Shares, Parent shall call and hold a meeting of the holders of Parent Ordinary Shares to be held for the purpose of obtaining the Parent Shareholder Approval. Parent shall use its reasonable best efforts to obtain from the holders of Parent Ordinary Shares the Parent Shareholder Approval.

Section 10.03.  Public Announcements.  Parent and its Affiliates, on the one hand, and the Company and its Subsidiaries, on the other hand, shall consult with each other before issuing any press release or making any other public statement, or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call before such consultation.

Section 10.04.  Further Assurances.  At and after the Exchange Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Company Virginia Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Company Virginia Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Reincorporation Merger and the Share Exchange.

Section 10.05.  Notices of Certain Events.  Each of the Company and Parent shall promptly notify the other of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(c) any actions, suits, claims, investigations or proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent or any of its Subsidiaries that relate to the consummation of the transactions contemplated by this Agreement;

provided that the delivery of any notice pursuant to this Section 10.05 shall not limit or otherwise affect the remedies available hereunder to the party receiving that notice.

Section 10.06.  Takeover Statutes.  If any Takeover Statute or Defensive Measure shall become applicable to the transactions contemplated hereby, each of the Company, Parent and Company Virginia Sub and the respective members of their boards of directors shall, to the extent permitted by Applicable Law, grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement or the Voting Agreement may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate or minimize the effects of such Takeover Statute on the transactions contemplated hereby. Any Adverse Recommendation Change shall not change the approval of the Company Board for purposes eliminating the application of any Takeover Statue or Defensive Measure to this Agreement and the transactions contemplated hereby.

Section 10.07.  Exemption From Liability Under Section 16(b).  Prior to the Exchange Effective Time, Parent and the Company shall each take all such steps as may be necessary or appropriate to cause any disposition of shares of Company Common Stock or conversion of any derivative securities in respect of such shares of Company Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 10.08.  Incentive Bonus Program.  Promptly following the date hereof, Parent and the Company agree to hold discussions in good faith with a view to agreeing upon the terms of a retention bonus program covering selected employees of the Company and its Subsidiaries. To the extent agreed, such retention bonus program shall be adopted and communicated to employees as promptly as practicable following the date hereof, and shall have terms and conditions (including payment dates and amounts) that are substantially consistent with market practice and that shall be mutually agreed by Parent and the Company.

ARTICLE 11

Conditions to the Reincorporation Merger and the Share Exchange

Section 11.01.  Conditions to the Obligations of Each Party.  The respective obligations of the parties to consummate the Transaction are subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a) Each of the Company Shareholder Approval and the Parent Shareholder Approval shall have been obtained;

(b) No Applicable Law shall prohibit the consummation of the Reincorporation Merger or the Share Exchange;

(c) [Left blank intentionally]

(d) The F-4 shall have become effective under the 1933 Act and no stop order suspending the effectiveness of the F-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC;

(e) The Prospectus shall have been verified by, and registered with, the NSEC;

(f) The necessary auditors’ report and the report of the expert designated by the Commercial Registry relating to the fair value of the assets acquired by Parent in the Share Exchange shall have been issued;

(g) The Capital Increase shall be granted before a Spanish public notary; and

(h) The Parent ADSs to be issued upon consummation of the Transaction shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 11.02.  Conditions to Obligations of Parent.  The obligation of Parent to effect the Transaction is also subject to the satisfaction, or waiver by Parent, at or prior to the Exchange Effective Time, of the following conditions:

(a) (i) (A) The representations and warranties of the Company contained in any of Sections 6.01, 6.02, 6.03, 6.04, 6.05 or 6.26 shall be true and correct in all material respects at and as of the Exchange Effective Time as if made at and as of such time (other than such representation and warranty that by their terms address matters only as of another specified time, which shall be true and correct in all material respects only as of such time), disregarding all Company Material Adverse Effect qualifications contained therein, and (B) the other representations and warranties of the Company contained in the Agreement (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct at and as of the Exchange Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time), except, in the case of clause (B) only, for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (ii) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Exchange Effective Time; and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect;

(b) (A) Neither the Company nor the Bank shall have become insolvent, or made an assignment for the benefit of creditors, or failed generally to pay its debts as they become due, or become the subject of the appointment of, or taking possession by, any conservator, custodian, trustee, receiver or liquidator of any or of all or a substantial part of its properties, businesses or assets and (B) no order shall have been issued or plan made or effected by any Governmental Authority that would result in the issuance of any capital stock, voting securities or Company Securities to a Governmental Authority or would otherwise interfere with the ability of Parent to, directly or indirectly, control one hundred percent of the voting power of the Company and its Subsidiaries and one hundred percent of the Company Virginia Sub Common Stock following the Exchange Effective Time;

(c) Since the date of the Agreement, there shall not have occurred any effect, change, circumstances, conditions or developments that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect; and

(d) Without duplication of any conditions set forth in Section 11.01, all regulatory approvals set forth in Section 7.04 required to consummate the transactions contemplated by this Agreement, including the Transaction, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred as the “Parent Requisite Regulatory Approvals”), and no such regulatory approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

Section 11.03.  Condition to Obligations of the Company.  The obligation of the Company to effect the Transaction is also subject to the satisfaction, or waiver by the Company, at or prior to the Exchange Effective Time, of the following conditions:

(a) (i) (A) The representations and warranties of Parent contained in any of Sections 7.01 7.02 7.03 7.04 and 7.05 of the Agreement shall be true and correct in all material respects at and as of the Exchange Effective Time as if made at and as of such time (other than such representation and warranty that by their terms address matters only as of another specified time, which shall be true and correct in all material respects only as of such time) and (B) the other representations and warranties of Parent contained in the Agreement (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true and correct at and as of the Exchange Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time), except, in the case of clause (B) only, for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; (ii) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Exchange Effective Time; and (iii) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect; and

(b) Without duplication of any conditions set forth in Section 11.01, all regulatory approvals set forth in Section 6.03 required to consummate the transactions contemplated by this Agreement, including the Transaction, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred as the “Company Requisite Regulatory Approvals”).

ARTICLE 12

Termination

Section 12.01.  Termination.  This Agreement may be terminated at any time prior to the Reincorporation Effective Time, whether before or after approval of the matters presented in connection with the Transaction by the stockholders of the Company or Parent:

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent if:

(i) the Closing Date shall not have occurred on or before June 30, 2009 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 12.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Reincorporation Merger to be consummated on or before such time;

(ii) there shall be any Applicable Law that (A) makes the consummation of the Reincorporation Merger and/or the Share Exchange illegal or otherwise prohibited or (B) enjoins the Company, Parent or Company Virginia Sub from consummating the Reincorporation Merger and/or the Share Exchange and such injunction shall have become final and nonappealable;

(iii) if the Company Shareholder Approval is not obtained at the annual or special meeting of Company shareholders called for the purpose of obtaining such Company Shareholder Approval or at any adjournment or postponement thereof; or

(iv) if the Parent Shareholder Approval is not obtained at the Annual General Meeting or Extraordinary General Meeting of Parent called for the purpose of obtaining such Parent Shareholder Approval or at any adjournment or postponement thereof;

(c) by Parent if, prior to the Reincorporation Effective Time:

(i) (A) an Adverse Recommendation Change shall have occurred or the Company Board have approved, or determined to recommend to the Company shareholders that they approve, an Acquisition Proposal other than the Reincorporation Merger or the Share Exchange, (B) the Company Board shall have failed to publicly confirm the Company Board Recommendation within five Business Days of a written request by Parent that it do so, or (C) the Board shall have failed to include and maintain until the Closing the Company Board Recommendation in the Proxy Statement;

(ii) there shall have been a breach of Section 8.03; or

(iii) the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of any of the conditions set forth in Sections 11.01 or 11.02 and (B) is either incurable or, if curable, is not cured by the Company by the earlier of (x) 30 days following receipt by the Company of written notice of such breach or failure and (y) the End Date; provided that, at the time of the delivery of such written notice, Parent shall not be in material breach of its obligations under this Agreement.

(d) by the Company if, prior to the Reincorporation Effective Time, Parent shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of any of the conditions set forth in Sections 11.01 or 11.03 and (B) is either incurable or, if curable, is not cured by Parent by the earlier of (x) 30 days following receipt by Parent of written notice of such breach or failure and (y) the End Date; provided that, at the time of the delivery of such written notice, the Company shall not be in material breach of its obligations under this Agreement.

The party desiring to terminate this Agreement pursuant to this Section 12.01 (other than pursuant to Section 12.01(a)) shall give notice of such termination to the other party.

Section 12.02.  Effect of Termination.  If this Agreement is terminated pursuant to Section 12.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto, except that Section 12.01, Section 12.02 and Article 13 shall survive termination of this Agreement and remain in full force and effect; provided that, if such termination shall result from the intentional (a) failure of either party to fulfill a condition to the performance of the obligations of the other party or (b) failure of either party to perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure.

ARTICLE 13

Miscellaneous

Section 13.01.  Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent, to:

Banco Santander, S.A.
Ciudad Grupo Santander
Avda. de Cantabria, s/n
28660 Boadilla del Monte
Spain
Attention: Ignacio Benjumea, General Secretary
Facsimile No.: 34-91-259-6634

with a copy to:

Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Attention:	Diane G. Kerr Joseph Rinaldi Facsimile No.: (212) 450-3800

if to the Company or Company Virginia Sub, to:

Sovereign Bancorp, Inc.
75 State Street
Third Floor
Boston, Massachusetts 02109
Attention: CEO
Facsimile No.: (617) 757-5657

with a copy to:

Milbank, Tweed, Hadley & McCloy, LLP
1 Chase Manhattan Plaza
New York, New York 10005
Attention: Thomas C. Janson
Facsimile No. (212) 822-5921

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice under this Section 13.01 to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received on the next succeeding Business Day in the place of receipt.

Section 13.02.  Survival.  The representations, warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Exchange Effective Time, except the agreements set forth in Section 9.01.

Section 13.03.  Amendments and Waivers.  (a) Any provision of this Agreement may be amended or waived prior to the Exchange Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Shareholder Approval, there shall be made no amendment that by law requires further approval by shareholders of the Company without the further approval of such shareholders.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 13.04.  Expenses.  (a) General. Except as otherwise provided in this Section 13.04, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) Termination Fee.

(i) If (A) this Agreement is terminated by Parent pursuant to Section 12.01(c)(i) or Section 12.01(c)(iii), (B) prior to such termination, an Acquisition Proposal shall have been publicly announced or otherwise communicated to the Company Board or the Company’s shareholders (provided for the purposes of this clause, each reference to “25%” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50%”), and (C) within twelve months of the date of such termination, the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal, or

(ii) if this Agreement is terminated by Parent pursuant to Section 12.01(c)(ii); provided that the breach giving rise to such termination shall have been intentional,

then, in each case listed in clauses (i) and (ii) above, the Company shall pay to Parent in immediately available funds $95 million minus all amounts reimbursed by the Company pursuant to Section 13.04(c) (the “Termination Fee”), within one Business Day after such termination.

(c) Reimbursement.  Upon any termination by Parent of this Agreement pursuant to Sections 12.01(c)(i), (c)(ii) or (c)(iii) the Company shall reimburse Parent no later than two Business Days after submission of reasonable documentation thereof, for 100% of their reasonable out-of-pocket fees and expenses (including reasonable fees and expenses of their counsel) actually incurred by any of them in connection with this Agreement and the transactions contemplated hereby (including, for the sake of clarity, those incurred in connection with the negotiation and consideration thereof and the due diligence investigation of the Company and its Subsidiaries).

(d) Other Costs and Expenses.  The Company acknowledges that the agreements contained in this Section 13.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due to Parent pursuant to this Section 13.04, it shall also pay any costs and expenses incurred by Parent in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount, together with interest on the amount of any unpaid fee and/or expense at the publicly announced prime rate of Citibank, N.A. from the date that fee was required to be paid to, but excluding, the payment date.

(e) Exclusive Remedy.  Any payment by any party under this Section 13.04 shall be the sole and exclusive remedy of the other such party and its Subsidiaries for monetary damages against the other such party and any of its Subsidiaries and their respective Representatives with respect to the termination or breach giving rise to that payment. For the avoidance of doubt, any payment to be made by any party under this Section 13.04 shall be payable only once to such other party with respect to this Section 13.04 and not in duplication even though such payment may be payable under one or more provisions hereof.

Section 13.05.  Investment Agreement.  (a) The Investment Agreement shall continue in full force and effect except that for the period commencing on the date hereof and ending on the date of the termination of this Agreement, the following provisions shall not be operative: Sections 8.01, 8.02, 8.03, 8.04, 8.05, 8.06, 8.07, 8.08, 8.09, 8.10, 8.13, 9.01, 9.02, 9.03, 9.04, 12.01, 12.02, 13.04, 13.10, 13.14, and 13.15. In addition, to the extent any provision of the Investment Agreement conflicts or is inconsistent with any provision of this Agreement, this Agreement shall control. All such sections referred to in the first sentence shall become operative again according to their terms immediately upon the termination of this Agreement for any reason and the Investment Agreement in its entirety shall continue in full force and effect upon and after any termination of this Agreement for any reason provided that until the termination of the Agreement Period (as defined in the Voting Agreement) Parent shall have no obligation under Section 814(a) of the Investment Agreement.

(b) The Investment Agreement in its entirety shall terminate only upon the Exchange Effective Time, and such termination shall be without liability of either party thereto (or any shareholder, director, officer, employee, agent, consultant, or representative of such party) to the other party thereto, and Parent and the Company shall have no obligations thereunder (including, without limitation, under Article 9 thereof), except with respect to breaches thereof preceding the Exchange Effective Time, taking into account the immediately preceding sentence.

Section 13.06.  Disclosure Schedule References.  The parties hereto agree that any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.

Section 13.07.  Binding Effect; Benefit; Assignment.  (a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 9.01 only, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party hereto, except that Parent may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided that such transfer or assignment shall not relieve Parent of its obligations under this Agreement or prejudice the rights of stockholders to receive payment for Shares exchanged for pursuant to the Share Exchange.

Section 13.08.  Governing Law.  This Agreement shall be governed by and construed in accordance with the law of the Commonwealth of Pennsylvania, without regard to the conflicts of law rules of such state.

Section 13.09.  Jurisdiction.  The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 13.01 shall be deemed effective service of process on such party.

Section 13.10.  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 13.11.  Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 13.12.  Entire Agreement.  This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 13.13.  Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 13.14.  Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, in addition to any other remedy to which they are entitled at law or in equity.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

SOVEREIGN BANCORP, INC.

By:
Name:

Title:

BANCO SANTANDER, S.A.

By:
Name:

Title:

ANNEX B

RESTATED SHAREHOLDER AGREEMENT

RESTATED SHAREHOLDER AGREEMENT dated as of November 21, 2008 and effective as of October 13, 2008 (the “Agreement”) between Banco Santander S.A., a Spanish sociedad anónima (“Parent”), and each of the individuals or entities listed on a signature page hereto (each, a “Shareholder”).

WHEREAS, in order to induce Parent to enter into the Transaction Agreement (the “Transaction Agreement”), dated as of October 13, 2008 (“Effective Date”), with Sovereign Bancorp, Inc., a Pennsylvania corporation (the “Company”), Parent has requested the Shareholders, and each Shareholder has agreed, to enter into this Agreement with respect to all shares of common stock, no par value per share, of the Company that such Shareholder beneficially owns (the “Shares”).

WHEREAS, Parent and the Shareholders hereby amend and restate the original Shareholder Agreement, dated the Effective Date (the “Original Agreement”), to provide for certain technical corrections thereto.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1

Voting Agreement

Section 1.01.  Voting Agreement.  Each Shareholder hereby agrees to vote (or cause to be voted) or exercise its right to consent (or cause its right to consent to be exercised) with respect to all Shares beneficially owned by such Shareholder that such Shareholder is entitled to vote at the time of any vote or action by written consent to approve and adopt the Transaction Agreement, the Reincorporation Merger, the Share Exchange and all agreements related to the Reincorporation Merger and the Share Exchange (collectively, the “Transactions”), at any meeting and at any adjournment thereof, at which such Transaction Agreement and other related agreements (or any amended version thereof) are submitted for the consideration and vote of the shareholders of the Company. Each Shareholder hereby agrees that it will not vote any Shares in favor of, or consent to, and will vote against and not consent to, the approval of any (i) Acquisition Proposal, (ii) reorganization, recapitalization, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company, or (iii) corporate action the consummation of which would in any respect frustrate the purposes, or prevent or delay, hinder, interfere with or adversely affect in any respect the consummation, of the transactions contemplated by the Transaction Agreement.

Section 1.02  Irrevocable Proxy.  Each Shareholder hereby revokes any and all previous proxies granted with respect to the Shares. By entering into this Agreement, to the maximum extent permitted by applicable law, each Shareholder hereby grants a proxy appointing Parent as such Shareholder’s attorney-in-fact and proxy, with full power of substitution, for and in such Shareholder’s name, to vote, express consent or dissent, or otherwise to utilize such voting power in the manner contemplated by Section 1.01 above as Parent or its proxy or substitute shall, in Parent’s sole discretion, deem proper with respect to the Shares. The proxy granted by each Shareholder pursuant to this Article 1 is irrevocable, is coupled with an interest and is granted in consideration of Parent entering into this Agreement and the Transaction Agreement and incurring certain related fees and expenses. The proxy granted by each Shareholder shall be revoked only (i) upon the termination of this Agreement in accordance with its terms or (ii) with respect to Shares that are sold, assigned, transferred or otherwise disposed of following the Record Date in accordance with the terms of this Agreement, upon such sale, assignment, transfer or other disposition; provided that such revocation shall only be effective with respect to matters for which the relevant record date is the date of, or any date following, such sale, assignment, transfer or other disposition.

ARTICLE 2

Representations and Warranties of Shareholders

Each Shareholder, severally but not jointly as to any other Shareholder, represents and warrants to Parent (it being expressly understood that the representations and warranties contained in this Agreement shall be made only as of the Effective Date):

Section 2.01.  Corporation Authorization.  If such Shareholder is not an individual, the execution, delivery and performance by such Shareholder of this Agreement and the consummation by such Shareholder of the transactions contemplated hereby are within the corporate, limited liability company, partnership or trust powers of such Shareholder and have been duly authorized by all necessary action. This Agreement constitutes a valid and binding Agreement of such Shareholder. If such Shareholder is married and the Shares set forth on the signature page hereto opposite such Shareholder’s name constitute community property under applicable laws, this Agreement has been duly authorized, executed and delivered by, and constitutes the valid and binding agreement of, such Shareholder’s spouse. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement.

Section 2.02.  Non-Contravention.  The execution, delivery and performance by such Shareholder of this agreement and the consummation of the transactions contemplated hereby do not and will not (i) if such Shareholder is not an individual, violate the certificate of incorporation or bylaws of or similar organizational documents of such Shareholder, (ii) violate any applicable law, rule, regulation, judgment, injunction, order or decree, (iii) except as contemplated by the Investment Arrangements and the Settlement Agreement, require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which such Shareholder is entitled under any provision of any agreement or other instrument binding on such Shareholder or (iv) result in the imposition of any Lien on any asset of such Shareholder. For purposes of this Agreement, the term “Investment Arrangements” means the agreements and other documentation pursuant to which any Shareholder beneficially owns Shares, including any applicable investment agreements, managed account agreements and limited partnership agreements. For purposes of this Agreement, the term “Settlement Agreement” means the Settlement Agreement, dated as of March 22, 2006, by and among Relational Holdings, LLC, Relational Investors LLC, Ralph V. Whitworth, David H. Batchelder, certain investment partnerships identified on Annex A thereto and Sovereign Bancorp, Inc.

Section 2.03.  Ownership of Shares.  Except as contemplated by the Investment Arrangements and the Settlement Agreement, such Shareholder is the beneficial owner of the Shares, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of the Shares). Except as contemplated by the Investment Arrangements, the Settlement Agreement and this Agreement, none of the Shares is subject to any voting trust, proxy or other agreement or arrangement with respect to the voting of such Shares. Prior to June 30, 2009, the number of Shares subject to any voting trust, proxy or other agreement or arrangement with respect to the voting of such Shares or subject to any obligation to sell (including short sell), assign, transfer, encumber or otherwise dispose of under the Investment Arrangements does not exceed 6,489,050.

Section 2.04.  Reliance.  Such Shareholder understands and acknowledges that Parent is entering into the Transaction Agreement in reliance upon such Shareholder’s execution, delivery and performance of this Agreement.

Section 2.05.  Total Shares.  Except for the Shares set forth on the signature page hereto, as of the date of this Agreement such Shareholder does not beneficially own any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.

Section 2.06.  Finder’s Fees.  No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement by reason of any arrangement or agreement made by such Shareholder.

ARTICLE 3

Representations and Warranties of Parent

Parent represents and warrants to each Shareholder:

Section 3.01.  Corporation Authorization.  The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby are within the corporate (or similar) powers of Parent and have been duly authorized by all necessary corporate (or similar) action. This Agreement constitutes a valid and binding agreement of Parent.

ARTICLE 4

Covenants of Shareholders

Shareholder hereby covenants and agrees that:

Section 4.01.  No Transfer of, Proxies for, or Encumbrances on, Shares.  (a) Except pursuant to the terms of this Agreement or as required by the Investment Arrangements, no Shareholder shall (nor permit any person under such Shareholder’s control to), without the prior written consent of Parent, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii) sell (including short sell), assign, transfer, encumber or otherwise dispose of, or enter into any contract (including any hedging or derivative agreement or other similar agreement), option or other arrangement (including any profit sharing arrangement) or understanding with respect to the direct or indirect sale (including short sale), assignment, transfer, encumbrance or other disposition of, any Shares, in each case on or prior to the earlier of the day following the Record Date and June 30, 2009 (the “Sale Release Date”). On and after the Sale Release Date, no such sale, assignment, transfer, encumbrance, disposition, entering into of any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of any Shares shall be made by any Shareholder other than in (x) open market sales not exceeding in any one trading day 20% of the Company’s average daily volume for the previous 30 trading days, or (y) privately negotiated sales, provided that the transferee immediately following any such transaction would not, together with such transferee’s Affiliates, beneficially own in the aggregate 2% or more of the Company’s outstanding voting securities. For purposes hereof, the term “Record Date” shall mean the first record date established by the board of directors of the Company (with the approval and consent of at least one director designated by Parent) for the meeting of the Company’s shareholders contemplated by Section 10.02 of the Transaction Agreement (the “Record Date”).

(b) For the avoidance of doubt, Parent hereby agrees and confirms that following the Sale Release Date, each Shareholder may take any action referenced in clause (ii) of Section 4.01(a) with respect to any or all of the Shares, and that upon and to the extent of such sale, assignment, transfer, encumbrance, or other disposition, the Shares so sold, assigned, transferred, encumbered or disposed of shall no longer be subject to the terms of this Agreement, except (i) to the extent expressly agreed by the Person to whom the Shares are so sold, assigned, transferred or disposed of or for whose benefit the encumbrance arises and (ii) to the extent of the irrevocable proxy granted by each Shareholder pursuant to the terms and conditions of Section 1.02. Parent acknowledges that, pursuant to the Investment Arrangements, the Shareholders may be required to transfer to clients, or may, upon the termination of an investment advisory relationship or otherwise, dispose or fail to retain, beneficial ownership of Shares. Notwithstanding the foregoing, each Shareholder will use reasonable best efforts to cause retain through the Sale Release Date ownership, custody and/or control of all of the Shares and, to the extent necessary, to influence any other Person having voting authority over any of the Shares to exercise that authority in a manner consistent with this agreement. Subject to the next sentence of this paragraph, any such loss of beneficial ownership of Shares pursuant to the Investment Arrangements shall not be a breach of this Section 4.01, and upon and to the extent of such transfer or other disposition of beneficial ownership, such Shares shall no longer be subject to the terms of this Agreement. Notwithstanding anything in this Agreement to the contrary, the Shareholders shall ensure that, in the aggregate, they beneficially own at least 52,500,000 Shares on the Record Date; provided that the Record Date occurs on or before June 30, 2009.

Section 4.02.  Other Offers.  Subject to Section 5.01, each Shareholder shall not, directly or indirectly, (i) take any action to solicit or initiate any Acquisition Proposal or (ii) engage in negotiations with, or disclose any nonpublic information relating to the Company or any of its Subsidiaries or afford access to the properties, books or records of, or relating to, the Company or any of its Subsidiaries to, any Person that may be considering making, or has made, an Acquisition Proposal or has agreed, or may be considering whether to agree, to endorse an Acquisition Proposal. Each Shareholder will promptly notify Parent after receipt of an Acquisition Proposal or any indication that any Person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any of its Subsidiaries or for access to the properties, books or records of, or relating to, the Company or any of its Subsidiaries by any Person that may be considering making, or has made, an Acquisition Proposal and will keep Parent fully informed of the status and details of any such Acquisition Proposal, indication or request.

Section 4.03  Appraisal Rights.  Each Shareholder agrees not to exercise any rights to demand appraisal of any Shares which may arise with respect to any of the transactions contemplated by the Transaction Agreement.

ARTICLE 5

Miscellaneous

Section 5.01.  Action in Shareholder Capacity Only.  The parties acknowledge that this Agreement is entered into by each Shareholder solely in his or its capacity as the beneficial owner of the Shares beneficially owned by him or it, and nothing in this Agreement shall in any way restrict or limit any action taken or to be taken (or failure to act) by such Shareholder or such Shareholder’s principals or other controlling persons, as applicable, in any capacity as a director or officer of the Company and the taking of any actions (or failure to act) by such Shareholder or such other Persons in any capacity as an officer or director of the Company will not be deemed to constitute a breach of this Agreement, regardless of the circumstances related thereto.

Section 5.02  Documentation and Information.  Each Shareholder consents to and authorizes the publication and disclosure by Parent of such Shareholder’s identity and holding of Shares, the nature of such Shareholder’s commitments, arrangements and understandings under this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement) and any other information that is required to be disclosed by Applicable Law in any press release, the Company Proxy Statement (including all schedules and documents filed with the SEC), or any other disclosure document or registration statement in connection with the Reincorporation Merger, the Share Exchange and any transactions contemplated by the Transaction Agreement; provided that each Shareholder is provided with a reasonable opportunity to review and comment on any such disclosure. Each Shareholder agrees to promptly notify Parent of any required corrections with respect to any information supplied by such Shareholder specifically for use in any such disclosure document, if and to the extent that such Shareholder has knowledge that any such information shall have become false or misleading in any material respect.

Section 5.03.  Other Definitional and Interpretative Provisions.  Unless specified otherwise, in this Agreement the obligations of any party consisting of more than one person are joint and several. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles and Sections are to Articles and Sections of this Agreement unless otherwise specified. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.

Section 5.04.  Amendments.  Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective.

Section 5.05  Termination.  (a) Subject to paragraph (b) of this Section 5.05, this Agreement shall terminate upon the earlier of:

(i) the Exchange Effective Time;

(ii) the mutual consent of Parent and the Shareholders; and

(iii) the termination of the Transaction Agreement pursuant to its terms.

In addition, except as expressly stated to the contrary in this Agreement, the terms of this Agreement shall not apply to any Shares that are sold, assigned, transferred, encumbered or disposed of on or following the Sale Release Date in accordance with Section 4.01(a).

(b) Upon termination of this Agreement, the rights and obligations of all the parties will terminate and become void without further action by any party except for the provisions of this Article 5, which will survive such termination, and any provision of this Agreement which by its terms survives such termination.

Section 5.06.  Expenses.  All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.07.  Successors and Assigns; Third Party Beneficiaries.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto, except that Parent may transfer or assign its rights and obligations to any controlled Affiliate of Parent. For the avoidance of doubt, any sale, assignment, transfer, encumbrance or disposition of Shares permitted by Section 4.01(a) shall not be regarded as an assignment of this Agreement and no purchaser, assignee, transferee, pledge or recipient of such Shares shall be regarded as a successor of any Shareholder under this Agreement or have any responsibility or be subject to any liability under this Agreement. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto and their respective successors and assigns any rights or remedies under or by reason of this Agreement.

Section 5.08.  Governing Law.  This Agreement shall be construed in accordance with and governed by the laws of the Commonwealth of Pennsylvania, without regard to principles of conflicts of law.

Section 5.09.  Consent To Jurisdiction; Jury Trial.  (a) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

(b) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 5.10.  Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 5.11.  Severability.  If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 5.12.  Specific Performance.  The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy to which they are entitled at law or in equity.

Section 5.13.  No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership interest or incidence of ownership of or with respect to any Shares. Except as otherwise provided in this Agreement, all rights, ownership and economic benefits relating to the Shares shall remain vested in and belong to the Shareholders.

Section 5.14.  Amendment and Restatement.  This Agreement amends and restates, in its entirety, the Original Agreement.

Section 5.15  Capitalized Terms; Other Terms.

(a) Capitalized terms used but not defined herein shall have the respective meanings set forth in the Transaction Agreement.

(b) For purposes of this Agreement, a person shall be deemed to “beneficially own”any securities of which such person is considered to be a “beneficial owner”under Rule 13d-3 under the Exchange Act.

[Next page is a signature page.]

ANNEX C

745 Seventh Avenue New York, NY 10019 United States

October 13, 2008

Board of Directors
Sovereign Bancorp, Inc.
1500 Market Street
Philadelphia, PA 19102

Members of the Board of Directors:

We understand that Sovereign Bancorp, Inc. (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Banco Santander, S.A. (“Parent”) pursuant to which (i) the Company will merge with and into a wholly owned subsidiary of the Company (“Company Sub”), and each share of common stock of the Company (the “Company Common Stock”), other than shares to be cancelled pursuant to the Agreement referred to below, will be converted into a share of common stock of Company Sub, and (ii) immediately following such merger, Company Sub, as the surviving corporation in such merger, will become a wholly owned subsidiary of Parent pursuant to a statutory share exchange in which Parent will become the holder of all outstanding common stock of Company Sub and each share of Company Sub common stock (other than shares to be cancelled pursuant to the Agreement referred to below) will be exchanged for the right to receive 0.2924 (the “Exchange Ratio”) ordinary shares, 50 euro-cents nominal value, of Parent (“Parent Ordinary Shares”), which Parent Ordinary Shares will be delivered in the form of American depository receipts. The terms and conditions of the Proposed Transaction are set forth in more detail in the Transaction Agreement, dated as of October 13, 2008, between the Company and Parent (the “Agreement”). In addition, we understand that as an inducement to and condition to Parent’s willingness to enter into the Agreement, certain shareholders of the Company will enter into a Stockholders Agreement simultaneously with the execution of this Agreement (the “Voting Agreement”) whereby, among other things, such shareholders will agree, upon the terms and subject to the conditions set forth therein, to support any and all corporate action necessary to consummate the Proposed Transaction. We further understand that, as of the date hereof, Parent beneficially owns 161,630,644 shares of the Company Common Stock, which represent approximately 24.4% of the outstanding Company Common Stock. Parent and the Company are subject to an Investment Agreement, dated as of October 24, 2005 (as amended, the “Investment Agreement”), which contains, among other provisions, provisions restricting the Company’s ability to encourage, facilitate or negotiate with respect to acquisition proposals by third parties and providing Parent with certain “first look and last look rights” to negotiate exclusively with the Company in the event of an unsolicited acquisition proposal for the Company and to require the Company to approve any Parent proposal that is at least as favorable as a third party proposal supported by the Company (the “First and Last Look Rights”).

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders (other than Parent or its affiliates) of the Exchange Ratio to be offered to such stockholders in the Proposed Transaction under the circumstances applicable to the Company as of the date hereof. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration to be offered to the stockholders of the Company in the Proposed Transaction. In addition, we express no opinion as to the

Board of Directors
October 13, 2008

prices at which (i) shares of Company Common Stock or Parent Ordinary Shares will trade at any time following the announcement of the Proposed Transaction or (ii) Parent Ordinary Shares will trade at any time following the consummation of the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) the Voting Agreement, (3) the Investment Agreement, (4) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008, (5) preliminary financial results of the Company for the fiscal quarter ended September 30, 2008, (6) publicly available information concerning Parent that we believe to be relevant to our analysis, including the Annual Report on Form 20-F for the fiscal year ended December 31, 2007 and interim reports on Form 6-K with respect to the quarters ended March 31, 2008 and June 30, 2008, (7) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company, (8) an assessment of the (i) current book value and the tangible book value of the Company prepared by the management of the Company and (ii) current book value and the tangible book value of the Company prepared by the management of Parent, (9) trading histories of the Company Common Stock and the Parent Ordinary Shares from October 10, 2005 to October 10, 2008 and a comparison of those trading histories with those of other companies that we deemed relevant, (10) a comparison of the historical financial results and present financial condition of Parent with those of other companies that we deemed relevant, and (11) published estimates of independent research analysts with respect to the future financial performance of Parent. In addition, we have had discussions with the management of the Company and Parent concerning their respective businesses, operations, assets, liabilities, financial conditions and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. We have not been provided with, and did not have any access to, financial projections of Parent prepared by management of Parent and, with the Company’s consent, we have relied on published estimates of third party research analysts with respect to Parent’s future financial performance. Accordingly, with the Company’s consent, we have assumed that the published estimates of third party research analysts are a reasonable basis upon which to evaluate the future financial performance of Parent and that Parent will perform substantially in accordance with such estimates. We assume no responsibility for and we express no view as to any such projections or estimates with respect to the Company or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or Parent and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Parent. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

Board of Directors
October 13, 2008

We note the unprecedented global market conditions impacting financial institutions, including the severe consequences that result from a deterioration in consumer and investor confidence. In addition, we have assumed, based on our discussions with the Company’s management and your other advisors, the following facts relating to the Company’s liquidity and business prospects as of the date hereof:

•	As a result of general market conditions and matters specific to the Company’s condition (financial and otherwise), the Company currently is having difficulty accessing the capital markets, and this difficulty is expected to continue for the foreseeable future.

•	The Company has recently experienced intermittent but significant deposit outflows that have reduced its cash available to fund its future operations. The Company has concluded that, in light of volatile market conditions and recent experiences of the Company’s industry peers, there is a significant risk that such deposit outflows could recur and intensify at any time. There is substantial uncertainty as to whether the collateral available to obtain loans from the Federal Home Loan Bank and the Federal Reserve discount window will continue to be sufficient to meet the Company’s future liquidity needs.

•	Neither the Federal Reserve nor the Office of Thrift Supervision has offered any financial assistance to the Company on a stand-alone basis other than the Federal Home Loan Bank and Federal Reserve borrowings referred to above, and the Company does not expect that any such financial assistance, including any equity investment by any bank regulatory authority, will be available in the future.

In addition, we have assumed that (i) there is a likelihood that bank regulatory authorities could conclude that the Company has insufficient capital to withstand future adverse market conditions and such adverse developments could lead to an adverse action by applicable bank regulatory authorities, which could include possible receivership of the Company’s bank subsidiaries, and (ii) in the event of a receivership of the Company’s bank subsidiaries, the Company would likely be required to seek protection from creditors under federal bankruptcy laws.

We have also assumed, based on information received from the Company regarding the Company’s business, assets and liabilities, and without independent verification, that the holders of the Company Common Stock would likely receive no value in the event of a bankruptcy of the Company.

In light of the restrictions contained in the Investment Agreement, including the First and Last Look Rights, we have assumed, upon the advice of the Company, that no alternative purchase transaction is reasonably available to the Company. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company.

In determining the meaning of “fairness” for purposes of this opinion, we have taken into account the foregoing facts and assumptions, as well as the substantial existing equity stake of Parent in the Company and the limited alternatives available to the Company in light of, among other things, the restrictions contained in the Investment Agreement, including the First and Last Look Rights.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Exchange Ratio to be offered to stockholders of the Company is fair to such stockholders (other than Parent or its affiliates, as to which we express no opinion) under the circumstances applicable to the Company as of the date hereof.

Board of Directors
October 13, 2008

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive fees for our services, a portion of which is payable upon the execution of a definitive agreement with respect to the Proposed Transaction and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our reasonable expenses and indemnify us for certain liabilities that may arise out of our engagement. We and our affiliates have performed various investment banking and financial services for Parent and its affiliates in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we and our affiliates have acted as book-runner on certain of Parent’s medium-term notes programs. In the ordinary course of our business, we actively trade in the securities of the Company and Parent and certain of their respective subsidiaries for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

BARCLAYS CAPITAL INC.

ANNEX D

15 Pa.C.S.A. §§ 1571 — 1580

Part II. Corporations

Subpart B. Business Corporations

Article B. Domestic Business Corporations Generally

Chapter 15. Corporate Powers, Duties and Safeguards

Subchapter D. Dissenters Rights

§1571. Application and effect of subchapter

(a) General rule. — Except as otherwise provided in subsection (b), any shareholder (as defined in section 1572 (relating to definitions)) of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, only where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

Section 1906(c) (relating to dissenters rights upon special treatment).

Section 1930 (relating to dissenters rights).

Section 1931(d) (relating to dissenters rights in share exchanges).

Section 1932(c) (relating to dissenters rights in asset transfers).

Section 1952(d) (relating to dissenters rights in division).

Section 1962(c) (relating to dissenters rights in conversion).

Section 2104(b) (relating to procedure).

Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).

Section 2325(b) (relating to minimum vote requirement).

Section 2704(c) (relating to dissenters rights upon election).

Section 2705(d) (relating to dissenters rights upon renewal of election).

Section 2904(b) (relating to procedure).

Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions).

Section 7104(b)(3) (relating to procedure).

(b) Exceptions. —

(1) Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares shall not have the right to dissent and obtain payment of the fair value of the shares under this subchapter if, on the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932(c) or 1952(d) is to be voted on or on the date of the first public announcement that such a plan has been approved by the shareholders by consent without a meeting, the shares are either:

(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

(ii) held beneficially or of record by more than 2,000 persons.

(2) Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:

(i) (Repealed.)

(ii) Shares of any preferred or special class or series unless the articles, the plan or the terms of the transaction entitle all shareholders of the class or series to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class or series.

(iii) Shares entitled to dissenters rights under section 1906(c) (relating to dissenters rights upon special treatment).

(3) The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

(c) Grant of optional dissenters rights. — The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholders to dissenters rights.

(d) Notice of dissenters rights. — Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

(1) a statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

(2) a copy of this subchapter.

(e) Other statutes. — The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

(f) Certain provisions of articles ineffective. — This subchapter may not be relaxed by any provision of the articles.

(g) Computation of beneficial ownership. — For purposes of subsection (b)(1)(ii), shares that are held beneficially as joint tenants, tenants by the entireties, tenants in common or in trust by two or more persons, as fiduciaries or otherwise, shall be deemed to be held beneficially by one person.

(h) Cross references. — See sections 1105 (relating to restriction on equitable relief), 1904 (relating to de facto transaction doctrine abolished), 1763(c) (relating to determination of shareholders of record) and 2512 (relating to dissenters rights procedure).

è§1572. Definitions

The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

“Corporation.”  The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which one or more of the resulting corporations is the successor corporation for the purposes of this subchapter. The designated successor corporation or corporations in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

“Dissenter.”  A shareholder who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

“Fair value.”  The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

“Interest.”  Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors, including the average rate currently paid by the corporation on its principal bank loans.

“Shareholder.”  A shareholder as defined in section 1103 (relating to definitions) or an ultimate beneficial owner of shares, including, without limitation, a holder of depository receipts, where the beneficial interest owned includes an interest in the assets of the corporation upon dissolution.

è§1573. Record and beneficial holders and owners

(a) Record holders of shares. — A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

(b) Beneficial owners of shares. — A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

è§1574. Notice of intention to dissent

If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

è§1575. Notice to demand payment

(a) General rule. — If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

(1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

(2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

(3) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

(4) Be accompanied by a copy of this subchapter.

(b) Time for receipt of demand for payment. — The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.

è§1576. Failure to comply with notice to demand payment, etc.

(a) Effect of failure of shareholder to act. — A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

(b) Restriction on uncertificated shares. — If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

(c) Rights retained by shareholder. — The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

è§1577. Release of restrictions or payment for shares

(a) Failure to effectuate corporate action. — Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

(b) Renewal of notice to demand payment. — When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

(c) Payment of fair value of shares. — Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

(1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

(2) A statement of the corporation’s estimate of the fair value of the shares.

(3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

(d) Failure to make payment. — If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenter had after making demand for payment of their fair value.

è§1578. Estimate by dissenter of fair value of shares

(a) General rule. — If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter’s shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

(b) Effect of failure to file estimate. — Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

è§1579. Valuation proceedings generally

(a) General rule. — Within 60 days after the latest of:

(1) effectuation of the proposed corporate action;

(2) timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or

(3) timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

if any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

(b) Mandatory joinder of dissenters. — All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

(c) Jurisdiction of the court. — The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

(d) Measure of recovery. — Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

(e) Effect of corporation’s failure to file application. — If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation’s estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

è§1580. Costs and expenses of valuation proceedings

(a) General rule. — The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

(b) Assessment of counsel fees and expert fees where lack of good faith appears. — Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

(c) Award of fees for benefits to other dissenters. — If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

15 Pa.C.S.A. § 1930

Part II. Corporations

Subpart B. Business Corporations

Article B. Domestic Business Corporations Generally

Chapter 19. Fundamental Changes

Subchapter C. Merger, Consolidation, Share Exchanges and Sale of Assets

è§1930. Dissenters rights

(a) General rule. — If any shareholder of a domestic business corporation that is to be a party to a merger or consolidation pursuant to a plan of merger or consolidation objects to the plan of merger or consolidation and complies with the provisions of Subchapter D of Chapter 15 (relating to dissenters rights), the shareholder shall be entitled to the rights and remedies of dissenting shareholders therein provided, if any. See also section 1906(c) (relating to dissenters rights upon special treatment).

(b) Plans adopted by directors only. — Except as otherwise provided pursuant to section 1571(c) (relating to grant of optional dissenters rights), Subchapter D of Chapter 15 shall not apply to any of the shares of a corporation that is a party to a merger or consolidation pursuant to section 1924(b)(1)(i) or (4) (relating to adoption by board of directors).

(c) Cross references. — See sections 1571(b) (relating to exceptions) and 1904 (relating to de facto transaction doctrine abolished).